As filed with the Securities and Exchange Commission on July 16, 2014

Registration No. 333-196506

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TRAVELPORT WORLDWIDE LIMITED

(Exact Name of Each Registrant as Specified in Its Charter)

Bermuda	4700	98-0505105
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. employer identification number)

300 Galleria Parkway

Atlanta, Georgia 30339

(770) 563-7400

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Eric J. Bock, Esq.

Executive Vice President, Chief Legal Officer and Chief Administrative Officer

300 Galleria Parkway

Atlanta, Georgia 30339

(770) 563-7400

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Joshua N. Korff, Esq. Christian O. Nagler, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800 (212) 446-4900 (facsimile)	Gregory A. Fernicola, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 (212) 735-3000 (212) 735-2000 (facsimile)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as reasonably practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):  ☐

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Shares, $0.0002 par value per share(2)	$100,000,000	$12,880(3)

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Includes shares that the underwriters have the option to purchase.
(3)	Previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Dated July 16, 2014

             Shares

COMMON SHARES

Travelport Worldwide Limited is offering                  of its common shares. This is our initial public offering and no public market currently exists for our common shares. We anticipate that the initial public offering price will be between $         and $         per share.

We expect to apply to list our common shares on the                  under the symbol TVPT.

Investing in our common shares involves risks. See “Risk Factors” beginning on page 23.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Travelport Worldwide Limited
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional                  common shares.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common shares to purchasers on or about                     , 2014.

MORGAN STANLEY	UBS INVESTMENT BANK	CREDIT SUISSE	DEUTSCHE BANK SECURITIES

COWEN AND COMPANY	EVERCORE	JEFFERIES	SANFORD C. BERNSTEIN	WILLIAM BLAIR

The date of this prospectus is                     , 2014.

Consent under the Exchange Control Act 1972 (and its related regulations) has been obtained from the Bermuda Monetary Authority for the issue and transfer of the common shares to and between non-residents of Bermuda for exchange control purposes provided our shares remain listed on an appointed stock exchange, which includes                 . In granting such consent the Bermuda Monetary Authority does not accept any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to any unsold allotment or subscription.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor the underwriters take any responsibility for, nor can we or they provide any assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date. Our business, prospects, financial condition and results of operations may have changed since that date.

i

PROSPECTUS SUMMARY

This summary highlights information about our business and the offering of our common shares. This is a summary of information contained elsewhere in this prospectus and does not contain all of the information that may be important to you. For a more complete understanding of our business and the offering, you should read this entire prospectus, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the consolidated financial statements and the related notes thereto.

Unless otherwise noted or indicated by the context, the terms “Travelport,” “Company,” “we,” “our,” and “us” refer to Travelport Worldwide Limited, a Bermuda company, and its consolidated subsidiaries. You should also see the “Glossary of Selected Terms” beginning on page 180 for definitions of certain of the terms we use to describe our business and industry and other terms used in this prospectus.

OUR COMPANY

We are a leading travel commerce platform providing distribution, technology, payment and other solutions for the $7 trillion global travel and tourism industry. We facilitate travel commerce by connecting the world’s leading travel providers, such as airlines and hotel chains, with online and offline travel agencies and other travel buyers in our proprietary business to business (“B2B”) travel commerce platform (our Travel Commerce Platform). We processed over $85 billion of travel spending in 2013. Our geographically dispersed footprint allows travel providers to generate high yielding and incremental global demand for their perishable and capital intensive travel inventory from customers living in non-domestic, or away, markets, in addition to serving their domestic, or home, markets. As travel industry needs evolve, we are utilizing our Travel Commerce Platform to redefine the electronic distribution and merchandising of airline core and ancillary products, as well as extending our reach into the growing world of travel commerce beyond air, including to hotel, car rental, rail, cruise-line and tour operators. In addition, we leveraged our domain expertise in the travel industry to design a unique and pioneering B2B payment solution that addresses the need of travel agencies to efficiently and securely make payments to travel providers globally. Through our global reach in over 170 countries, distinct merchandising platform with capabilities for value-added content and enhanced user experience, we offer a strong value proposition not only to travel providers, travel agencies and corporations, but also to end travelers. Our primarily transaction-based pricing model links our revenue to global travel passenger volume rather than travel spending, thus creating a stable and recurring business model with high revenue visibility.

We have two key categories of customers: travel providers and travel buyers, the latter of which includes travel agencies, travel management companies (“TMCs”) and corporations. The diagram below illustrates our central role in global travel commerce as a provider of high value, real-time distribution services:

We believe that our Travel Commerce Platform combines state-of-the-art technology with industry leading features, functionality and innovative solutions to address the high-volume and growing transaction processing requirements for the evolving needs of the travel industry. In 2013, our systems processed up to 3 billion travel related system messages per day on a maximum transaction speed of 240 millisecond and approximately 8 billion Application Programming Interface (“API”) calls per month. Our advanced search technology aggregates global travel content, filters it through sophisticated search algorithms and presents it in a transparent and efficient workflow for travel agencies, enabling them to create and modify multi-content, multi-modular complex itineraries, issue travel documents, process millions of booking transactions and invoices and transfer secure, cost-effective and automated payments, all on a graphically rich, single user interface.

Since 2012, we have strategically invested with a focus on redefining our Travel Commerce Platform to address the trends, inefficiencies and unmet needs of all components of the travel value chain: air travel distribution (“Air”) and beyond air products and services (“Beyond Air”), which include distribution and merchandising solutions for hotel, car rental, rail, cruise-line and tour operators, B2B travel payments, advertising and an array of additional platform services. For Air, we have transformed the traditional global distribution system (“GDS”) concept, which had very limited ancillary sales capabilities, into an open platform with extensible markup language (“XML”) connectivity and a graphically rich, single user interface to enable marketing and sales of not only full air content, but also full ancillary content. For Beyond Air, we have connected independent hotels, previously unable to reach corporate customers, to a global network of travel agencies through our meta-search technology, which combines search results from multiple sources, and have given hotels the ability to display their full range of rates and packages in a one-stop booking portal. We have also pioneered a secure, cost-effective and automated B2B payment alternative to the traditional inefficient and costly methods for travel agencies to pay travel providers. Our Travel Commerce Platform creates synergies and network effects that facilitate revenue growth across the travel value chain. The chart below demonstrates the ways in which our Travel Commerce Platform has identified, addressed and redefined key elements of the travel value chain that are fully or partially unaddressed by traditional GDS providers:

Our Travel Commerce Platform Addresses the Evolving Needs of Our Industry

We provide air distribution services to approximately 400 airlines globally, including approximately 85 low-cost carriers (“LCCs”). In addition, we serve numerous Beyond Air travel providers, including approximately 580,000 hotel properties (of which approximately 480,000 are independent hotel properties), which, based on our internal estimates, is the largest inventory of hotel properties on any travel platform in the world, approximately 35,000 car rental locations and 55 cruise-line and tour operators. We aggregate travel content across approximately 67,000 travel agency locations representing 234,000 online and offline travel agency terminals worldwide, which in turn serve millions of end consumers globally. In 2013, we created approximately 170 million individual travel itineraries, handled approximately 350 million segments sold by travel agencies, issued 120 million airline tickets and sold over 60 million hotel room nights and 76 million car rental days. Our Travel Commerce Platform provides real-time search, pricing, booking, change, payment and integrated itinerary creation for travelers who use the services of online and offline travel agencies for both leisure and business travel. Our access to business travelers, merchandising capabilities and ability to process complex itineraries have attracted and allowed for the full integration of several fast-growing LCCs such as AirAsia, easyJet, Ryanair and Spirit Airlines into our Travel Commerce Platform.

Through eNett, our majority-owned subsidiary and an early adopter in automated payments, we are redefining how travel agencies pay travel providers. When a consumer purchases an itinerary through a travel agency, the consumer pays using a variety of mechanisms, including cash, direct debit and credit card. Generally, the consumer makes one payment for the entire itinerary of flights, hotels and ground services, such as transfers. The travel agency then remits the individual payments to each travel provider. eNett’s core offering is a Virtual Account Number (“VAN”) payment solution that automatically generates unique MasterCard numbers used to process payments globally. Before eNett, travel payments were primarily settled in cash and exposed payers to risks of fraud, delays and costly reconciliations. The VAN solution is integrated into all of our point of sale systems and exclusively utilizes the MasterCard network pursuant to a long-term agreement. eNett’s operations currently focus on Asia Pacific and Europe, and we believe the model is highly scalable. We have expanded beyond the core hospitality sector into air travel, including LCCs, with further opportunities for growth in other sectors of the travel industry. eNett was formed in 2009, and in 2013, eNett settled over 10 million VANs.

In addition to hospitality and payments, we utilize the broad connections and extensive data managed by our Travel Commerce Platform to provide advertising solutions that allow our travel providers to easily and cost-effectively promote upgrades, ancillary products or services, package deals and other offers. We also offer other platform services, including subscription services, processing services, business intelligence data services and marketing-oriented analytical tools, to travel agencies, travel providers and other travel data users.

We provide hosting solutions to airlines, such as pricing, shopping, ticketing, ground handling and other services, enabling them to focus on their core business competencies and reduce costs. We also host and manage reservations, inventory management and other related systems for Delta Air Lines, and in May 2014, we signed a new long-term agreement to continue to run the system infrastructure for the Delta Air Lines platform in our Atlanta data center. In addition, we own 51% of IGT Solutions Private Limited (“InterGlobe”), a New Delhi, India-based company that provides application development services. We contract with InterGlobe to perform software development in support of our products and services. Using offshore and onshore human resources, InterGlobe augments our software development staff and manages project-specific development tasks. InterGlobe also provides application development services in the same service delivery model to other customers in the travel industry. We refer to these solutions and services as “Technology Services.”

As travel providers increase their focus on distribution and merchandising, we do not believe that a travel provider’s choice of distribution and merchandising services are affected in any meaningful way by their choice of hosting solutions. For example, based on our distribution capabilities, we believe we have the largest share of bookings in Australia and the United Kingdom even though we do not provide any hosting solutions in those countries.

We believe we are the most geographically balanced participant in the travel distribution industry. In 2013, we generated $1,959 million in Travel Commerce Platform revenue, of which 68% is international (with 19% from Asia Pacific, 30% from Europe, 4% from Latin America and Canada and 14% from the Middle East and Africa)

and 32% is from the United States, closely mirroring the total GDS-processed air segments globally. Our geographically dispersed footprint helps insulate us from particular country or regional instability, allows for optimal IT efficiency and enhances our value proposition to travel providers. We are well positioned to capture higher value business from travel providers operating in away markets, which results in higher per transaction revenue for both us and the travel providers we serve. As of December 31, 2013, we served over 170 countries through our extensive global network of approximately 50 sales and marketing organizations (“SMO”) offices and a diverse workforce of approximately 3,600 full-time employees and an additional 1,100 employees at InterGlobe.

We have a recurring, primarily transaction-based, revenue model. As an asset-light company, we do not take airline, hotel or other inventory risk, and we are not directly exposed to fuel price volatility or labor unions like our travel providers. Our recurring, transaction-based revenue model is primarily driven by discreet travel events such as Air or Beyond Air segments booked rather than the price of the booking, meaning we benefit from an increase in total global travel without being exposed to price changes. For each of the three years ended December 31, 2013, over 99% of our revenue was Recurring Revenue. See “Glossary of Selected Terms” for a description of Recurring Revenue. However, our results, like others in our industry, are dependent upon various levels of travel activity, particularly air travel as well as our ability to obtain travel provider inventories, our ability to maintain existing relationships with travel agencies and our ability to deliver desired products and services.

Our ability to offer broad, high-quality and multi-product content on a single user interface encourages those booking travel to purchase additional products and services beyond the original Air or Beyond segment. For example, for every 100 air tickets sold in 2013, 41 hospitality segments were sold, which has grown from 34 hospitality segments sold for every 100 air tickets sold in 2010. The merchandising of additional products and services increases our revenue per transaction, and, consequently, we measure performance primarily on the basis of increases in both Reported Segments and revenue per Reported Segment (“RevPas”). We place limited reliance and emphasis on traditional publicly reported air booking share metrics as they do not appropriately reflect the financial performance of our expanded Travel Commerce Platform. Our recurring, transaction-based revenue model combined with high-quality content availability (which encourages incremental services booked with each transaction), our investment in our distribution and payment solutions technology and our multi-year customer contracts have enabled us to grow our RevPas in each of the last nine quarters on a year-over-year basis. We increased our RevPas from $5.11 in the first quarter of 2011 to $5.68 in the fourth quarter of 2013. We grew Reported Segments from 347 million in 2012 to 350 million in 2013.

Our management team, led by industry veteran Gordon Wilson, our Chief Executive Officer since July 2011, spearheaded a shift in our corporate strategy to focus on the trends, inefficiencies and unmet needs of all components of the travel value chain and defined a new five-year strategy to transform our business from a traditional GDS to a next generation travel commerce platform. Our strategy is built on five pillars: unrivalled content, empowered selling, transforming payments, open platform and new business frontiers. Since refocusing our strategy in 2012, we have experienced revenue growth from airline fees, hospitality, advertising and payments and launched our air merchandising platform. We grew our Beyond Air revenue by 14% between 2012 and 2013. As a result, we delivered year-over-year quarterly improvements in key business metrics, such as RevPas, over the last nine consecutive quarters and Reported Segments for the last four consecutive quarters (excluding the loss of segments relating to the hosting contract from United Airlines following its merger with Continental Airlines). We also addressed legacy contracts by stabilizing our business from the 2012 loss of a contract with United Airlines following its merger with Continental Airlines, entering into a new long-term contract in February 2014 with Orbitz Worldwide and restructuring and extending our Technology Services relationship with Delta Air Lines in May 2014.

We have historically generated strong cash flows on a consistent basis with Adjusted EBITDA margins of 24.9%, 24.7% and 24.6% for the years ended December 31, 2013, 2012 and 2011, respectively. See “—Summary Consolidated Historical Financial and Other Data” for a discussion of Adjusted EBITDA. Drivers of our cash flows benefit from relatively modest capital expenditure requirements and attractive working capital dynamics. Furthermore, the diversity of our business provides us with multiple independent revenue streams from various markets and channels that lessen the impact of potential strategic and geographic shifts within the industry. These characteristics, combined with the contractual nature of our revenue and costs, our leading industry position and our long-standing customer relationships provide for a strong and predictable stream of cash flows.

For the years ended December 31, 2013 and 2012, we recorded net revenue of $2,076 million and $2,002 million, respectively, net loss of $203 million and $292 million, respectively, and Adjusted EBITDA of $517 million and $494 million, respectively, reflecting a 9.8% and 14.6% net loss margin and a 24.9% and 24.7% Adjusted EBITDA margin, respectively. See “—Summary Consolidated Historical Financial and Other Data” for a discussion of Adjusted EBITDA. As of March 31, 2014 we had total indebtedness of approximately $3.5 billion. Our substantial level of indebtedness and other obligations could have important consequences for us including requiring a substantial portion of cashflow from operations to be dedicated to the payment of principal and interest, exposing us to the risk of rising interest rates and restricting us from making strategic acquisitions or causing us to make non-strategic divestures.

OUR INDUSTRY

The travel and tourism industry is one of the largest industries in the world, accounting for 1 in 11 jobs globally in 2013 and $7 trillion, or 9.5%, of global GDP in 2013 and is expected to increase to $11 trillion of global GDP in 2023, according to the World Travel & Tourism Council’s Economic Impact of Travel & Tourism 2013 (“WTTC”). The industry is supported by strong macroeconomic fundamentals, including an improving global economy, increasing travel supply globally, a surging middle and affluent class in many emerging markets, rising disposable income and globalization. However, the travel industry is highly competitive, and we are subject to risks relating to competition and general economic conditions in our industry that may adversely affect our performance.

The travel and tourism industry has been a fast growing segment of the global economy. Based on data from the IATA Monthly Traffic Analysis Archives (“IATA Traffic”), scheduled air passenger volume growth has outperformed global GDP growth by approximately two times since 2004. From 2013 to 2017, Euromonitor International Passport Travel and Tourism Database (“Euromonitor International”) expects a 7% compound annual growth rate (“CAGR”) in air travel and hotel spending (current terms, year on year exchange rates). Air traffic in regions such as Asia Pacific, Latin America and the Middle East is expected to grow at even faster rates of 6%, 6% and 7%, respectively, from 2012 to 2032, according to the Airbus Global Market Forecast 2013-2032 (“Airbus”). A major component of Asia Pacific growth is China, which mostly remains closed for non-domestic distribution providers such as us due to regulations that provide a de facto favored monopoly status to TravelSky, the state-controlled GDS. In addition, we could face changes to laws and regulations governing our industry, as well as evolving industry preferences and distribution models, which could be detrimental to our operations. Technology and travel companies, such as us, are integral to industry growth given the increasing complexity created by the large, fragmented and global nature of the travel industry, and we believe the industry’s reliance on technology will only increase as the industry continues to grow and globalize. Some recent trends in the travel industry that we believe underpin growth opportunities for companies such as Travelport include:

Globalization of Air Travel: Air travel is increasingly becoming more global. Large international carriers have consistently added capacity in recent years, and a disproportionate portion of these carriers’ new capacity is targeted for sale in away markets. We believe selling air tickets to away customers is very challenging through direct distribution since airlines have weaker brand recognition in their away markets, as well as language and cultural differences, among other factors. For this reason, airlines have turned to the indirect channel to provide access to the wide, global network of travel agencies to more effectively distribute tickets outside of airlines’ home markets. Away and complex itineraries are more profitable both for airlines and for GDSs, so we believe the shift in mix towards away segments will result in increased profitability for both parties.

Growing Importance of Retailing and Ancillary Revenue for Airlines: As airlines look to maximize yields, flexible systems to distribute and merchandise their increasingly sophisticated core products and broadening offerings of ancillary products are becoming critical. Ancillary sales have grown for both network carriers and

LCCs, and comprise as much as 20% of total revenue for some carriers. Global airline ancillary revenue grew from $22.6 billion in 2010 to $42.6 billion in 2013, according to CarTrawler Worldwide Estimate of Ancillary Revenue (“CarTrawler”). Enabling the sale of ancillary products is technologically complex and requires coordinated changes to multiple interdependent systems, including reservation platforms, inventory systems, point of sale locations, revenue accounting, merchandising, shopping, analytics and other systems. In recent years, we have invested in significantly enhancing our systems in order to provide these capabilities, and we expect to take further advantage of this significant opportunity going forward.

Growth of LCCs and Their Need for Expansion into the Business Travel Industry: Over the past decade, LCCs have become a substantial segment of the air travel industry, generating additional demand for air travel through low fares. LCCs have continued to grow, with LCCs’ share of global air travel volume expected to increase from 17% of revenue passenger kilometers in 2012 to 21% of revenue passenger kilometers by 2032, according to Airbus. LCCs have traditionally relied on direct distribution, but are now increasingly targeting the indirect channel to support their future growth aspirations and expand their offering into higher yield markets and to higher yield customers. Increasingly, LCCs desire to grow their away bookings, reach leisure travelers seeking complex itineraries typically booked through travel agencies and increase their access to business travelers that use corporate booking tools accessible through GDSs. In addition, we believe LCCs desire to sell their products, including ancillaries, through the indirect channel in the same manner they sell through the direct channel. Unlike a traditional GDS, we provide XML connectivity and merchandising capabilities, and, therefore, believe we are a natural partner for LCCs. Our access to business travelers, merchandising capabilities and ability to process complex itineraries have attracted and allowed for the full integration of several prominent and fast-growing LCCs such as AirAsia, easyJet, Ryanair and Spirit Airlines into our fully integrated Travel Commerce Platform.

Growing Demand for Independent Hotel Inventory: The hotel industry remains a fast growing industry with global hotel booking value projected to grow 6% per annum from $480 billion in 2013 to $600 billion in 2017 in current terms using year on year exchange rates, according to Euromonitor International. However, the hotel industry remains highly fragmented, with the top ten global hotel chains representing less than 20% of room revenue in every region except North America, Australasia and the Middle East and Africa, according to Euromonitor International. The majority of hotels that currently distribute through traditional GDSs consist of large chain hotels that represent a small percentage of total hotel inventory. Independent hotels, as well as small and mid-size chain hotels, have been historically left outside of the traditional GDS distribution channel primarily due to technology connectivity issues. Developments in technology and the ability to aggregate hotel content from online travel agencies (“OTAs”) through meta-search technology, however, have created a significant opportunity for growth in this area of distribution, including targeting business travelers.

Fast Growing B2B Travel Payments Solutions Industry: Every year, billions of dollars, through millions of payment transactions, are transferred from travel agencies to travel providers. We estimate that there is approximately $2 trillion of direct spending on travel annually, $780 billion of which is booked through the indirect channel, and payment is made from travel agencies to travel providers. Cash payments and electronic fund transfers (“EFTs”) often rely on manual reconciliation, creating inefficiencies and costing travel agencies over $1.5 billion annually, according to internal estimates. In addition, other settlement methods frequently expose travel agencies to risks of fraud and delays in payment. As a result, travel agencies and travel providers are forced to divert valuable resources away from their core operations to manage time consuming invoicing, payment, risk management and reconciliation processes. Due to these inefficiencies in travel industry payments, travel agencies and travel providers are increasingly seeking new secure and efficient B2B payments solutions that enable them to refocus their resources on their core operations and reduce operating costs.

Increasing Use of Data and Analytics: The travel industry was one of the first industries to capitalize on the value of customer data by developing yield management models and products, such as customer loyalty programs. Complex, analytics-driven business intelligence products are evolving to further and better utilize broader sets of data aggregated through the GDS beyond the algorithms for fares and rating searches. In addition, travel providers need sophisticated tools to customize and target travel content, such as our large-scale and data-rich Travel Commerce Platform.

Increasing Use of Technology to Provide Service for Business Travelers: Corporations require seamless integration of travel management policies, such as trip authorization, duty of care and negotiated rates, with travel providers. These services traditionally have been provided by travel management companies that provide customer service and fulfillment for business travelers. Business travelers are increasingly demanding self-service capabilities and are relying on technology providers to offer travel distribution through corporate booking tools and mobile solutions.

OUR COMPETITIVE STRENGTHS

We believe that several aspects of our strategy fundamentally differentiate us from our competitors, including our focus on redefining travel distribution and commerce instead of investing in more capital and labor intensive airline and hospitality related IT solutions, our fast growing Beyond Air portfolio, including our automated B2B payments solution with a large addressable market and our emphasis on a value-based partnership approach with travel providers that allows us to increase revenue and financial performance per Reported Segment. The following attributes describe in further detail how we differentiate ourselves from our competitors.

Our Travel Commerce Platform Addresses the Evolving Needs of Travel Providers, Agencies, Corporations and Travelers

Travel providers need flexible systems to distribute and merchandise their increasingly sophisticated core products and broadening offerings of ancillary products and services. We believe that we offer them a portfolio of industry-leading, value-add tools to increase revenue, lower costs and efficiently reach travel buyers globally in every channel. Our global reach allows travel providers to display and sell products in over 170 countries and across approximately 67,000 travel agency locations representing 234,000 online and offline travel agency terminals worldwide. Our Travel Commerce Platform enables travel providers to (i) extend their distribution by broadening their geographic reach to away markets and connects them with higher value business travelers, (ii) access higher yielding ticket prices from long-haul segments, room rates, complex itineraries and business travelers and (iii) encourage travelers to purchase ancillary services and/or upgrade or upsell travelers through our highly-differentiated Travelport Merchandising Platform.

Our Travelport Merchandising Platform, consisting of three distinct solutions—Travelport Aggregated Shopping, Travelport Ancillary Services and Travelport Rich Content and Branding—offers a range of travel sales and marketing capabilities in collaboration with airlines. These solutions allow airlines to promote their products and services to the right buyers, at the right time and in the right place. Travelport Aggregated Shopping allows travel agencies to efficiently and directly compare results from traditional carriers, who deliver data through the traditional industry standard Airline Tariff Publishing Company (“ATPCO”), which regularly updates traditional GDSs, with those from LCCs and others who use an application programming interface (“API”) connection to do so directly and in real time. Travelport Ancillary Services allows travel agencies to sell airline ancillaries, such as lounge passes and seats and bags, directly through their existing interface rather than needing to book separately on an airline’s website. Travelport Rich Content and Branding allows airlines to more effectively control how their flights and ancillaries are visually presented and described on travel agency screens, bringing them more in line with the airlines’ own website. This is especially valuable given the increasing importance of ancillary revenue for airline profitability. Our ability to help travel providers and travel agencies increase their revenue reinforces the value proposition of our Travel Commerce Platform when compared to alternative distribution channels, and has changed our relationship with travel providers from cost-focused to value-focused.

Our leading access to global travel provider content helps attract more travel buyers onto our platform, which in turn drives greater value for the travel providers, increasing their addressable customer base. Our leading point of sale solutions, such as Travelport Smartpoint, Universal Desktop and Travelport Mobile Agent, along with Travelport Rich Content and Branding, provide travel agencies with greater choice and detailed information on key differences between the products and services offered by travel providers, allowing them to provide more valuable insights to their customers, higher levels of customer service and improved sales productivity. Utilization of our Travel Commerce Platform simplifies highly complex, high volume operations, freeing up more time for travel agencies to focus on the selling process. In addition, our Travel Commerce Platform reduces operating costs for travel agencies by offering a single point of access to broad global travel content and by integrating critical data for back office, accounting and corporate customer reporting. Furthermore, our Travel Commerce Platform gives travelers a quick and easy way to compare a multitude of available travel options and obtain the true cost of a desired itinerary, buy ancillaries directly after the core booking has been made and provides greater control over itineraries through an option to add features at later stages in the travel process.

Fast Growing Portfolio of Beyond Air Initiatives

Our Travel Commerce Platform provides us with a foundation to offer a fast growing portfolio of additional products and services, which in turn results in additional revenue. Our Beyond Air portfolio includes distribution and merchandising solutions for hotel, car rental, rail, cruise-line and tour operators, payment solutions, advertising and other platform services.

Based on our internal estimates, we believe we offer the largest inventory of hotel properties on any travel platform in the world via our innovative distribution and merchandising solutions for both chain and independent hotels. Independent hotels were largely unaddressed by the GDS industry, which we integrate on one platform by combining the content from hotels captured by the traditional GDSs with independent hotel content our system accesses through our meta-search technology. In particular, our B2B solution, Travelport Rooms and More, is a single user interface that combines detailed product insights with meta-search functionality to deliver a fully-integrated hotel booking platform to travel agencies. Travelport Rooms and More captures highly fragmented content in one interface (including approximately 580,000 hotel properties) by combining content from large global OTAs with that from aggregators specializing in a particular geographic area. This streamlined and efficient interface also enables travel agencies to more easily upsell hotel content in a single, consistent and efficient workflow and user experience.

We are an early adopter in automated B2B payments in the travel industry, which we believe are redefining payments from travel agencies to travel providers. We have pioneered what we believe is a new class of payments for the unmet needs of the travel industry that is focused on replacing cash and other payment methods with secure virtual pre-funded payment cards. eNett’s innovative, cost-efficient and secure travel payment solutions offer a strong value proposition to travel agencies and travel providers, including full flexibility, elimination of credit or bankruptcy risk, lower administrative cost due to significantly reduced time spent on reconciliation, rewards to travel agencies as a percentage of rebate on payment volumes and a lower spread for foreign currency payments. eNett exclusively utilizes MasterCard under a long-term agreement for card issuance, giving access to the payment systems of virtually all the world’s travel providers who accept MasterCard as a form of payment. eNett is already generating profits and we believe the model is highly scalable as we expand beyond the core hospitality sector into air travel, including LCCs, as well as other sectors of the travel industry. We estimate that there is approximately $2 trillion of direct spending on travel annually, of which $780 billion of which is booked through the indirect channel, and payment is made from travel agencies to travel providers.

In addition to hospitality and payments, we utilize the broad connections and extensive data managed by our Travel Commerce Platform to provide advertising solutions that allow our travel providers to easily and cost-effectively promote upgrades, ancillary products or services, package deals and other offers and, as a result, more effectively merchandise their products and services to targeted customers. We give travel providers direct access to a captive professional audience across approximately 67,000 travel agency locations representing 234,000 online and offline travel agency terminals worldwide, with a full-time focus on global travel bookings and cover all main domestic and international travel flows. Our improved, graphically rich point of sale solutions provide increased capabilities and “real estate” space to display banner advertisements, add click through functionality and market ancillary products through our user interface.

Innovative, Flexible and Scalable Open Technology Platform Tailored to Meet Evolving Industry Needs

Through our technology platform, we have been able to maintain our industry position by meeting the global demands of our customers for speed, flexibility and reliability. Our technology-enabled solutions offer rich content through accessible distribution channels, such as Travelport Smartpoint Desktop or Travelport Mobile Agent. To address unmet industry needs, we made significant strategic investments in innovative technology over the last three years, and we continue to invest in developing new technologies, platforms and ideas, all on an open and accessible platform that delivers expansive content and improves customer service. Our open connectivity approach allows for fully-flexible access to content and services across a range of delivery mechanisms, from XML protocols to more traditional industry sources such as ATPCO. Our open platform allows us to pull together content delivered from multiple sources into a cohesive display for the travel buyer, enabling search, comparison, reservation and payment across multiple providers. We deliver our content and functionality through point of sale tools or via our own uAPI, which enables the flexibility for travel agencies and intermediaries to design customized user interfaces. A broad network of over 300 developers utilize our uAPI, create their own applications and increase the robustness of our systems. Our point of sale tools are device agnostic, allowing our customers to access our platform via internet connection on a desktop or a variety of mobile devices, such as smartphones and tablets. In 2013, our systems processed up to 3 billion travel related system messages per day on a maximum transaction speed of 240 millisecond approximately 8 billion API calls per month with 99.994% core system uptime using over 9,700 physical and virtual servers and had total storage capacity of over 13 petabytes. We operate our own in-house data center, which is another source of competitive advantage.

In recognition of the advantages provided by our open platform, we were the first GDS to offer Delta Air Lines full range of seating products. In addition, starting in 2013, we offered Travelport Aggregated Shopping through XML connectivity to airline content, which has enabled and encouraged leading LCCs such as AirAsia, easyJet, Ryanair and Spirit Airlines to join our fully integrated Travel Commerce Platform. In 2013, we launched an innovative Air Merchandising Platform to enhance user experience and focus on the sale of ancillary products and services, which are becoming increasingly important for airlines’ profitability. In the hospitality industry, we were the first GDS to our knowledge to offer a one-stop portal for hotel content distribution powered by “meta-search” technology.

Resilient, Recurring, Transaction-based Business Model with High Revenue Visibility

Our operations are primarily founded on a transaction-based business model that ties our revenue to travel providers’ transaction volumes rather than the price paid by a consumer for airfare, hotel rooms or other travel products and services booked through our systems. Travel related businesses with volume-based revenue models have generally shown strong visibility, predictability and resilience across economic cycles because travel providers have historically sought to maintain traveler volumes by reducing prices in an economic downturn.

Our high proportion of Recurring Revenue, accounting for over 99% of revenue in each of the three years ended December 31, 2013, contributes to the resilience and strength of our business. In general, our business is characterized by multi-year travel provider and travel agency contracts. In 2013, we had 33 planned airline contract renewals, and we successfully renewed all such contracts. We currently have 38 and 43 planned airline contract renewals in 2014 and 2015, respectively. We also enter into contracts with travel buyers, such as travel agencies and corporate travel departments. A meaningful portion of our travel buyer agreements, representing approximately 18% of our revenue on average, are up for renewal in any given year. We did not lose any material travel buyer contract in the last three years. The length of our customer contracts, as well as the transaction-based and recurring nature of our revenue, provides high revenue visibility going forward.

Balanced Global Footprint with Long-standing Customer Relationships

In 2013, we generated $1,959 million in Travel Commerce Platform revenue, of which 68% is international (with 19% from Asia Pacific, 30% from Europe, 4% from Latin America and Canada and 14% from the Middle East and Africa), and 32% is from the United States, closely mirroring the total GDS-processed air segments globally. Our geographically dispersed footprint helps insulate us from particular country or regional instability, allows for optimal IT efficiency and enhances our value proposition to travel providers. We are well positioned to capture higher value business from travel providers operating in away markets, which results in higher per transaction revenue for both us and the travel providers we serve. This strategically diversified geographic footprint allows us to focus on higher value transactions in the international travel segment. Our balanced network positions us well to benefit from global industry growth, while lessening the impact of potential geographic shifts within the industry. Our footprint also positions us as the challenger to the industry leader for air segments processed in each geographic region and provides us opportunities to grow our share.

We also have a highly diversified customer base and strong, long-standing relationships with both our travel provider and travel buyer customers. None of our travel buyers or travel providers accounted for more than 10% of our revenue for the year ended December 31, 2013. Our top 15 travel providers (by 2013 revenue) have been our customers for more than ten years on average.

Proven and Motivated Management Team with Deep Travel Industry Expertise

Our management team has nearly 100 years of combined travel industry experience and is committed to improving and maintaining operational excellence by utilizing their extensive knowledge of the travel and technology industries. Their dedication and excellence has been demonstrated by improving our key business metrics and our recent capital structure improvements. Our management team’s compensation structure directly incentivizes them to improve business and financial performance. Members of management currently own approximately 1% of our outstanding common shares (approximately 5% on a fully diluted basis assuming the vesting of existing equity awards).

Our management team is supported by a skilled, diverse, motivated and global workforce, comprised of approximately 3,600 full-time employees and an additional 1,100 employees at InterGlobe. By investing in training, skills development and rotation programs for our employees, we seek to develop leaders with broad knowledge of our company, the industry, technology and customer-specific needs. We also hire externally as needed to bring in new expertise. Our combination of deep industry and company experience combined with the fresh perspective and insight of new hires across our management team creates a solid foundation for driving our business to success, profitability and industry leadership.

OUR GROWTH STRATEGIES

We believe we are well positioned for future growth. Our balanced geographic footprint aligns us with anticipated industry growth across geographies, and we expect trends such as the increasing importance of ancillary revenue, the need by travel providers to personalize their offers to travelers, expansion by LCCs into the business travel industry, continued penetration by GDSs into hospitality distribution and growth of B2B travel advertising to further underpin our growth. We continue to leverage our domain expertise and relationships with travel providers to grow eNett. We will continue to evaluate and pursue strategic acquisition opportunities that enhance our Travel Commerce Platform. Our recent strategic capital investments, current product portfolio and strategic positioning enable us to benefit from industry trends, and we intend to capitalize further on these industry trends by focusing on the following initiatives:

Driving Beyond Air Innovation and Growth

Our Beyond Air portfolio includes fast growing hotel distribution, advertising and payment solutions. Given growth rates and the underpenetrated nature of these three areas, we believe we can grow our Beyond Air portfolio at a multiple to overall travel industry growth by continuing to strategically invest in the development of state-of-the-art capabilities in order to achieve a leading industry position.

Payments: Our strategy for eNett is to continue growing the scale of the business through further investment in operational capabilities, sales and marketing and targeted geographic expansion. We plan to capitalize on our early adopter advantage to capture “white space” given the travel industry’s previously unmet needs for a secure and efficient payment solution. Our Travel Commerce Platform allows us to leverage our extensive network of travel agencies to grow the penetration rate for eNett payments.

Hospitality: Through our leading meta-search capabilities, we are increasing our presence among independent hotels and, based on our internal estimates, have the largest inventory of hotel properties on any travel platform in the world. In addition, we provide superior chain hotel content to OTAs relative to our competitors by providing direct XML connectivity. Our strategy to grow in hospitality distribution is also focused on delivering corporate access to aggregated hotel content, including both chain and independent hotels through a single point of sale.

Advertising: Our strategy is to focus on the B2B advertising opportunity by targeting travel agencies. Hotel advertising will remain our core offering, but other advertising categories (especially air) also represent areas for growth, which we believe we are well positioned to capitalize on through our Travel Commerce Platform.

Expand Air Platform

We are well positioned in the high-value, complex segment of air travel distribution, which is characterized by its larger number of business travelers, complex itineraries and international bookings. Our strategy to grow our Air platform focuses on providing state-of-the-art solutions to address the changing manner in which airlines are positioning and selling their products and services.

To achieve these objectives, we developed, and in April 2013, we launched, our Air Merchandising Platform that offers Rich Content and Branding capabilities and integrates XML content with traditional content in a graphically rich, single user interface. This allows for more flexible and effective distribution and merchandising of both core travel content and ancillary products and services, results in a higher value proposition for both network carriers and LCCs and allows travel agencies to upsell more content efficiently. We are also able to offer eNett payment capabilities to our travel buyers.

We intend to focus on the following strategies to drive Air growth:

Growth through Retailing and Merchandising Capabilities: In order to address the growing importance for travel providers for flexible systems to distribute and merchandise their increasingly sophisticated core products and broadening offerings of ancillary products, we have heavily invested in our Air Merchandising Platform to more effectively market and sell products and services. We have signed numerous airlines to our Rich Content and Branding solution and will continue to aggressively target additional airlines with this solution. In addition, increasing the sale of ancillaries through our platform not only results in additional transaction revenue, but also helps us attract new content from network carriers. We intend to continuously invest in our retailing and ancillary merchandising capabilities and grow by partnering with both network carriers and LCCs.

LCC Participation Growth: As LCCs continue to evolve and look for further growth opportunities, they seek to expand their offering into higher yield markets and to higher yield customers, mainly business travelers. Our access to business travelers, merchandising capabilities and ability to process complex itineraries have attracted and allowed for the full integration of several fast-growing LCCs such as AirAsia, easyJet, Ryanair and Spirit Airlines into our Travel Commerce Platform. We view the expansion of LCCs into the business travel segment as a significant growth opportunity for us, and we will continue building our offering to win their business.

Targeted Geographic Expansion: Because the ability to increase away segments provides more revenue to airlines, away segments attract a premium to home segments, a dynamic that will benefit our performance as this trend continues. Furthermore, due to our balanced global footprint, we are well placed to benefit from global airline capacity shifts and increased LCC participation. We will continue to grow our international business and will focus on expanding into new emerging regions such as Africa, Latin America and Eastern Europe.

Business Travel Growth: Our strategy to grow in the business travel space is focused on investing in products that distribute travel technology solutions directly to corporations, allowing them to easily access and book travel content that incorporates their travel management policies directly through our platform.

Focus on Distribution Technology Leadership and Differentiated Products

Achieving growth in our Travel Commerce Platform is predicated on our continued investment in developing advanced technologies and differentiated products to maintain our competitive position. We intend to continue our strong commitment to product innovation and technological excellence to maintain our product portfolio and preserve our early adopter advantage in several key growth areas, such as the sale of ancillaries, B2B travel payments, hospitality merchandising and advertising. We plan to continue offering rich travel content and empowered selling capabilities on an open platform with service oriented architecture and industry leading uAPI, and plan to continue to focus on developing a diverse application set to consistently increase the value of our Travel Commerce Platform to our customers. We are exploring new adjacencies, such as big data, which allow us to better understand patterns and predict new behaviors and trends in the travel ecosystem. We have chosen not to focus our resources on more capital and labor intensive airline and hospitality related IT solutions. Instead, we focus on distribution products and payment related solutions. Our ability to offer differentiated, high value products and services allows us to shift the focus of our dialogue with travel providers from price to value, leading to higher RevPas.

Recent Developments

On June 19, 2014, we entered into separate, individually negotiated private exchange agreements to exchange an aggregate of $182 million of our subsidiaries’ 11 7⁄8% Senior Subordinated Dollar Notes due 2016, 10 7⁄8% Senior Subordinated Euro Notes due 2016, 13 7⁄8% Senior Fixed Rate Notes and Senior Floating Rate Notes due 2016 into common shares at a value of $1.64 per common share. An aggregate of approximately 114 million common shares were issued in the exchanges.

On June 27, 2014, we commenced an offer of our common shares in exchange for the following outstanding debt securities issued by our subsidiaries:

(i)	Senior Floating Rate Notes Due 2016;

(ii)	13.875% Senior Fixed Rate Notes Due 2016;

(iii)	11.875% Senior Subordinated Fixed Rate Notes Due 2016;

(iv)	11.875% Dollar Senior Subordinated Fixed Rate Notes Due 2016; and

(v)	10.875% Senior Subordinated Euro Fixed Rate Notes Due 2016.

As of July 11, 2014, approximately $157.8 million in aggregate principal amount of notes were tendered and accepted in exchange for approximately 98.2 million common shares at a value of $1.64 per common share. We will accept for exchange up to $178.0 million aggregate principal amount of notes tendered, on a pro rata basis.

In addition, on July 11, 2014, we entered into an agreement to issue certain term loan lenders approximately 58.0 million common shares, at a value of $1.64 per common share, in exchange for the purchase of approximately $90.9 million of first and second lien term loans under Travelport LLC’s sixth amended and restated credit agreement and second lien credit agreement.

Based on the results of the exchange offers as of the date hereof and the term loan exchange, we are exchanging approximately $248.6 million principal amount of total debt for equity. We will issue an aggregate of approximately 156 million common shares in the exchange offers and the term loan exchange, which brings our fully diluted shares outstanding to approximately 1.2 billion.

SUMMARY RISK FACTORS

Our business is subject to numerous risks described in the section entitled “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making an investment. Some of these risks include:

•	the various levels of travel activity, particularly air travel volume, including security concerns, pandemics, general economic conditions, natural disasters and other disruptions;

•	the impact our outstanding indebtedness may have on the way we operate our business;

•	our ability to obtain travel provider inventory from travel providers, such as airlines, hotels, car rental companies, cruise lines and other travel providers;

•	our ability to maintain existing relationships with travel agencies and to enter into new relationships on acceptable financial and other terms;

•	our ability to develop and deliver products and services that are valuable to travel agencies and travel providers and generate new revenue streams;

•	the impact on travel provider capacity and inventory resulting from consolidation of the airline industry;

•	our ability to grow adjacencies, such as eNett, in which we own a majority interest;

•	general economic and business conditions in the markets in which we operate, including fluctuations in currencies, particularly in the U.S. dollar, and the economic conditions in the eurozone;

•	pricing, regulatory and other trends in the travel industry;

•	our ability to achieve expected cost savings from our efforts to improve operational efficiency;

•	maintenance and protection of our information technology and intellectual property; and

•	financing plans and access to adequate capital on favorable terms.

COMPANY HISTORY AND INFORMATION

In 2006, we were acquired by affiliates of The Blackstone Group (“Blackstone”), affiliates of Technology Crossover Ventures and certain existing and former members of our management. One Equity Partners acquired an economic interest in us in December 2006. In 2007, we expanded and diversified our geographic and commercial footprint by acquiring Worldspan. We currently own approximately 37% of Orbitz Worldwide Inc. (“Orbitz Worldwide”).

In 2013, we completed a comprehensive refinancing plan that extended our debt maturities and simplified our capital structure. As of the date of this prospectus, the principal owners of our common shares are investment funds associated with Angelo, Gordon and Co. (approximately 22% prior to this offering and       % after giving effect to this offering), investment funds associated with Q Investments (approximately 14% prior to this offering and       % after giving effect to this offering) and Blackstone (approximately 13% prior to this offering and       % after giving effect to this offering).

We were incorporated in 2006 in Bermuda. Our principal executive offices are located at 300 Galleria Parkway, Atlanta, Georgia 30339 and our telephone number is (770) 563-7400. We maintain a website at www.travelport.com. The information on our website is not a part of, or incorporated by reference into, this prospectus.

THE OFFERING

Common shares offered by us	shares.

Underwriters’ option to purchase additional common shares	shares.

Common shares to be issued and outstanding immediately following the offering	shares (or shares if the underwriters’ option is exercised in full).

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ million (or $ million if the underwriters exercise in full their option to purchase additional common shares).
We intend to use the net proceeds to reduce our outstanding indebtedness. See “Use of Proceeds.”

Dividend policy	We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. The declaration and payment of all future dividends, if any, will be at the discretion of our board of directors and will depend upon our financial condition, earnings, contractual conditions, restrictions imposed by our credit facilities, the indentures governing our notes, any future indebtedness or preferred securities or applicable laws and other factors that our Board may deem relevant. See “Dividend Policy.”

Listing	We intend to apply to list our common shares on the .

Proposed symbol	TVPT

Risk factors	Please read the section entitled “Risk Factors” for a discussion of some of the factors you should carefully consider before deciding to invest in our common shares.

Unless otherwise indicated, the information presented in this prospectus:

•	assumes an initial offering price of $ per share, the midpoint of the estimated price range set forth on the cover of this prospectus;

•	assumes that the underwriters’ option to purchase additional common shares from us is not exercised; and

•	excludes common shares reserved for future issuance under our equity incentive plans.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL AND OTHER DATA

The following table sets forth our summary consolidated historical financial information and other data as of the dates and for the periods indicated. The statements of operations data for the three months ended March 31, 2014 and 2013 and the balance sheet data as of March 31, 2014 are derived from our unaudited consolidated condensed financial statements and the related notes thereto included in this prospectus. The statements of operations data for the years ended December 31, 2013, 2012 and 2011 and balance sheet data as of December 31, 2013 and 2012 are derived from our audited consolidated financial statements and the related notes thereto included in this prospectus. The balance sheet data as of March 31, 2013 have been derived from our unaudited consolidated condensed financial statements and the related notes thereto that are not included in this prospectus. The balance sheet data as of December 31, 2011 are derived from our unaudited consolidated financial statements and the related notes thereto that are not included in this prospectus. Our unaudited consolidated condensed financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, include all adjustments necessary for a fair presentation of the information set forth therein. These historical results are not necessarily indicative of future results and the unaudited interim results for the three months ended March 31, 2014 are not necessarily indicative of results that may be expected for the full year ending December 31, 2014.

In May 2011, we completed the sale of our Gullivers Travel Associates (“GTA”) business which qualified to be reported as discontinued operations. The gain from the disposal of the GTA business and the results of operations of the GTA business are presented as discontinued operations in our consolidated statements of operations and consolidated statements of cash flows.

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, or US GAAP. The following summary consolidated historical financial and other data are qualified in their entirety by reference to, and should be read in conjunction with, our consolidated financial statements and the related notes thereto and the information under “Selected Historical Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011
	(in millions, except share and per share data)
Statements of Operations Data:
Net revenue	$572	$548	$2,076	$2,002	$2,035

Costs and expenses:
Cost of revenue	353	333	1,266	1,191	1,211
Selling, general and administrative	88	94	396	446	397
Depreciation and amortization	56	52	206	227	227

Total costs and expenses	497	479	1,868	1,864	1,835

Operating income	75	69	208	138	200
Interest expense, net	(83)	(82)	(356)	(346)	(364)
(Loss) gain on early extinguishment of debt	(5)	—	(49)	6	—

Loss from continuing operations before income taxes and equity in (losses) earnings of investment in Orbitz Worldwide	(13)	(13)	(197)	(202)	(164)
Provision for income taxes	(10)	(11)	(20)	(23)	(29)
Equity in (losses) earnings of investment in Orbitz Worldwide	(4)	2	10	(74)	(18)

Net loss from continuing operations	(27)	(22)	(207)	(299)	(211)
Loss from discontinued operations, net of tax	—	—	—	—	(6)
Gain from disposal of discontinued operations, net of tax	—	—	4	7	312

Net (loss) income	(27)	(22)	(203)	(292)	95
Net (income) loss attributable to non-controlling interest in subsidiaries	(2)	—	(3)	—	3

Net (loss) income attributable to the Company	$(29)	$(22)	$(206)	$(292)	$98

(Loss) income per common share—Basic and Diluted:
Loss per share—continuing operations	$(0.04)	$(0.21)	$(0.37)	$(2.94)	$(2.97)
Income per share—discontinued operations	—	—	0.01	0.07	4.37
Basic (loss) income per share	(0.04)	(0.21)	(0.36)	(2.87)	1.40
Weighted average common shares outstanding—Basic and Diluted	791,295,443	101,661,248	569,031,330	101,623,994	70,033,916

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011
	(in millions, except share and per share data)
Other Operating Metrics:
Adjusted Net Income/(Loss)(1)	$3	$2	$(48)	$(80)	$(96)
Adjusted EBITDA(1)	151	141	517	494	501
Unlevered Adjusted Free Cash Flows(2)	53	57	293	336	305
Capital Expenditures	33	27	127	108	91
Adjusted earnings (loss) per share—Basic(3)	—	0.02	(0.09)	(0.79)	(1.37)

Travel Commerce Platform revenue:
Air revenue	$445	$428	$1,588	$1,548	$1,577
Beyond Air revenue	97	89	371	326	283

Total Travel Commerce Platform revenue	$542	$517	$1,959	$1,874	$1,860

% of net revenue	95%	94%	94%	94%	91%

% of Air segment revenue from away bookings	64%	63%	62%	60%	58%

Beyond Air revenue as % of net revenue	17%	16%	18%	16%	14%

Travel Commerce Platform revenue by region:
Asia Pacific	$101	$94	$369	$336	$323
Europe	178	164	596	549	535
Latin America and Canada	23	22	86	77	73
Middle East and Africa	72	70	277	270	257

International	374	350	1,328	1,232	1,188
% of Travel Commerce Platform revenue	69%	68%	68%	66%	64%
United States	168	167	631	642	672

Total Travel Commerce Platform revenue	$542	$517	$1,959	$1,874	$1,860

Reported Segments	97	95	350	347	355
Travel Commerce Platform RevPas:
International RevPas (in dollars)	6.84	6.66	6.81	6.55	6.32
United States RevPas (in dollars)	4.01	3.97	4.07	4.03	4.02
Travel Commerce Platform RevPas (in dollars)	5.61	5.47	5.60	5.40	5.24

Transaction value processed on the Travel Commerce Platform	$22,855	$22,564	$87,666	$85,250	$85,450
Airline tickets issued	32	32	120	116	120
Hotel room nights sold	15	14	61	58	57
Car rentals days sold	19	17	76	72	68
eNett VANs settled	3.1	2.2	10.6	3.2	0.1
Hospitality segments per 100 airline tickets issued(a)	37	36	41	40	38

(a)	A hospitality segment refers to one complete hospitality booking. For example, a five night hotel stay equals one hospitality segment. Hospitality includes hotel, car, rail and other non-air bookings.

	As of March 31,		As of December 31,
	2014	2013	2013	2012	2011
	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$180	$108	$154	$110	$124
Total current assets (excludes cash and cash equivalents)	380	414	312	322	304
Property and equipment, net	422	402	428	416	431
Goodwill and other intangible assets, net	1,977	1,994	1,971	2,017	2,110
All other non-current assets	230	289	223	291	373

Total assets	$3,189	$3,207	$3,088	$3,156	$3,342

Total current liabilities	806	767	681	695	635
Long-term debt	3,389	3,861	3,528	3,866	3,771
All other non-current liabilities	195	285	190	281	321

Total liabilities	4,390	4,913	4,399	4,842	4,727

Total equity (deficit)	(1,201)	(1,706)	(1,311)	(1,686)	(1,385)

Total liabilities and equity	$3,189	$3,207	$3,088	$3,156	$3,342

(1)	Adjusted Net Income/(Loss) and Adjusted EBITDA are supplemental measures of operating performance that do not represent and should not be considered as alternatives to net income (loss), as determined under US GAAP. In addition, Adjusted Net Income/(Loss) and Adjusted EBITDA may not be comparable to similarly named measures used by other companies. The presentation of Adjusted Net Income/(Loss) and Adjusted EBITDA have limitations as analytical tools, and these measures should not be considered in isolation or as a substitute for analysis of Travelport’s results as reported under US GAAP.

We have included Adjusted Net Income/(Loss) and Adjusted EBITDA as they are the primary metrics used by management to evaluate and understand the underlying operations and business trends, forecast future results and determine future capital investment allocations. They are also used by our Board to determine incentive compensation for future periods.

Adjusted Net Income/(Loss) is defined as net income (loss) from continuing operations excluding amortization of acquired intangible assets, gain/(loss) on early extinguishment of debt, equity in earnings/(losses) of investment in Orbitz Worldwide, the contribution from the terminated master services agreement (“MSA”) with United Airlines and items that are excluded under our debt covenants, such as non-cash equity-based compensation, certain corporate and restructuring costs, certain litigation and related costs, and other non-cash items such as foreign currency gains/(losses) on euro denominated debt and earnings hedges along with any income tax related to these exclusions.

Adjusted EBITDA is defined as Adjusted Net Income/(Loss) excluding depreciation and amortization of property plant and equipment, amortization of customer loyalty payments, interest, and income taxes.

The following table provides a reconciliation of Adjusted Net Income/(Loss) and Adjusted EBITDA to net loss from continuing operations:

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011
	(in millions)
Net loss from continuing operations	$(27)	$(22)	$(207)	$(299)	$(211)
Adjustments:
Amortization of intangible assets(a)	19	20	80	82	88
Loss (gain) on early extinguishment of debt	5	—	49	(6)	—
Equity in losses (earnings) of investment in Orbitz Worldwide	4	(2)	(10)	74	18
Loss of MSA with United Airlines(b)	—	—	—	(21)	(71)
Equity-based compensation	1	—	6	2	5
Corporate and restructuring costs(c)	3	1	7	19	19
Litigation and related costs(d)	—	10	12	53	50
Other—non cash(e)	(2)	(5)	15	16	6

Adjusted Net Income/(Loss)	3	2	(48)	(80)	(96)
Adjustments:
Depreciation and amortization of property and equipment	37	32	126	145	139
Amortization of customer loyalty payments(f)	18	14	63	60	65
Interest expense, net	83	82	356	346	364
Provision for income taxes	10	11	20	23	29

Adjusted EBITDA	$151	$141	$517	$494	$501

(a)	Relates primarily to intangible assets acquired in the sale of Travelport to Blackstone in 2006 and from the acquisition of Worldspan in 2007.
(b)	Reflects the historical contribution to operating income of a terminated MSA with United Airlines.
(c)	Relates to costs associated with corporate development transactions and costs incurred to enhance our organization’s efficiency.
(d)	Litigation and related costs represent costs related to various claims, legal proceedings, intellectual property and other commercial, employment and tax matters. In 2012, litigation and related costs predominately related to litigation with American Airlines and bondholders, and in 2011, to arbitration costs relating to disputes with former NDCs.
(e)	Other—non cash includes (i) unrealized losses (gains) on foreign currency derivatives contracts and revaluation losses (gains) on our euro denominated debt ($(1) million and $(5) million for the three months ended March 31, 2014 and 2013, respectively, and $13 million, $15 million and $(1) million for the years ended December 31, 2013, 2012 and 2011, respectively), (ii) write-off and impairment of non-current assets of $1 million and $7 million for the years ended December 31, 2013 and 2011, respectively, and (iii) other items of $(1) million for the three months ended March 31, 2014 and $1 million and $1 million for the years ended December 31, 2013 and 2012, respectively.
(f)	Excludes the amortization of customer loyalty payments related to United Airlines of $2 million and $9 million for December 31, 2012 and 2011, respectively.

(2)	We believe an important measure of our liquidity is Unlevered Adjusted Free Cash Flow. This measure is a useful indicator of our ability to generate cash to meet our liquidity demands. We believe Unlevered Adjusted Free Cash Flow provides investors with an understanding of how assets are performing and measures management’s effectiveness in managing cash. We define Unlevered Adjusted Free Cash Flow as net cash provided by (used in) operating activities of continuing operations, adjusted to remove the impact of interest payments and cash paid for other adjusting items which we believe are unrelated to our ongoing operations and to deduct capital expenditures on property and equipment additions including capital lease repayments. We believe this measure gives management and investors a better understanding of the cash flows generated by our underlying business, as our interest payments are primarily related to the debt incurred in relation to previous business acquisitions, cash paid for other adjusting items are unrelated to the underlying business and our capital expenditures are primarily related to the development of our operating platforms.

Unlevered Adjusted Free Cash Flow is a non-GAAP measure and may not be comparable to similarly named measures used by other companies. This measure should not be considered a measure of liquidity or cash flows from operations as determined under US GAAP. The following table provides a reconciliation of net cash provided by (used in) operating activities of continuing operations to Unlevered Adjusted Free Cash Flow.

We have also supplementally provided as part of this reconciliation, a reconciliation of Adjusted EBITDA, our primary key performance measure, to net cash provided by (used in) operating activities.

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011
	(in millions)
Adjusted EBITDA	$151	$141	$517	$494	$501
Interest payments	(57)	(88)	(273)	(232)	(267)
Tax payments	(7)	(6)	(29)	(16)	(22)
Changes in Trading Working Capital(a)	6	(26)	14	39	(38)
Changes in accounts payable and employee related	(21)	(12)	7	19	23
Customer loyalty payments	(26)	(12)	(78)	(47)	(65)
Defined benefit pension plan funding	—	—	(3)	(27)	(17)
Changes in other assets and liabilities	(17)	(1)	(8)	(1)	(1)
United MSA	—	—	—	23	80
Other adjusting items(b)	(6)	(17)	(47)	(71)	(70)

Net cash provided by (used in) operating activities	23	(21)	100	181	124
Add: other adjusting items(b)	6	17	47	71	70
Less: United MSA cash	—	—	—	(40)	(70)
Less: capital expenditures on property and equipment	(26)	(23)	(107)	(92)	(72)
Less: repayment of capital lease obligations	(7)	(4)	(20)	(16)	(14)

Adjusted free cash flow	(4)	(31)	20	104	38
Add: interest payments	57	88	273	232	267

Unlevered Adjusted Free Cash Flow	53	57	293	336	305

(a)	“Trading Working Capital” is defined as assets and liabilities directly related to our core trading operations (accounts receivables and deferred revenue from travel providers and travel agencies,

current prepaid travel agency incentive payments and accounts payable and accrued liabilities for commissions and incentives). For further discussion, see “Management’s Discussion and Analysis—Working Capital.”
(b)	Other adjusting items relate to payments for costs included within operating income but excluded from Adjusted EBITDA. These include, for the interim periods (i) $6 million and $13 million of corporate cost payments during the three months ended March 31, 2014 and 2013, respectively, and (ii) $4 million of litigation and related cost payments for the three months ended March 31, 2013. These include, for the annual periods, (i) $24 million, $20 million and $16 million of corporate cost payments during the years ended December 31, 2013, 2012 and 2011, respectively, (ii) $23 million, $28 million and $6 million of litigation and related cost payments during the years ended December 31, 2013, 2012 and 2011, respectively, (iii) $15 million and $21 million payments related to a historical dispute related to a now terminated arrangement with a former distributor in the Middle East during the years ended December 31, 2012 and 2011, respectively, (iv) $7 million and $16 million in payments for the years ended December 31, 2012 and 2011, respectively, in relation to a Founding Airlines Services Agreement (“FASA”) acquired with the purchase of Worldspan in 2007, and (v) $1 million and $11 million of restructuring related payments made during the years ended December 31, 2012 and 2011, respectively.

(3)	Adjusted earnings (loss) per share—Basic is Adjusted Net Income/(Loss) for the period divided by weighted average number of shares for the period.

RISK FACTORS

Investing in our common shares involves substantial risks. You should carefully consider the risks described below and other information set forth in this prospectus before investing in our common shares. If any of the risks described below actually occur, our business, financial condition and results of operations could be materially adversely affected. In any such case, the trading price of our common shares could decline and you could lose all or part of your investment. Based on the information currently known to us, we believe that the following information identifies the most significant risk factors affecting us in each of these categories of risk. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business, financial condition and results of operations. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

Risks Relating to Our Business

Market and Industry Risks

Our revenue is derived from the global travel industry and a prolonged or substantial decrease in global travel volume, particularly air travel, as well as other industry trends, could adversely affect us.

Our revenue is derived from the global travel industry. As a result, our revenue is directly related to the overall level of travel activity, particularly air travel volume, and is therefore significantly impacted by declines in, or disruptions to, travel in any region due to factors entirely outside of our control. Such factors include:

•	global security issues, political instability, acts or threats of terrorism, hostilities or war and other political issues that could adversely affect global air travel volume;

•	epidemics or pandemics, such as H1N1 “swine” flu, avian flu and Severe Acute Respiratory Syndrome;

•	natural disasters, such as hurricanes, volcanic activity and resulting ash clouds, earthquakes and tsunamis, such as the November 2013 typhoon in the Philippines;

•	general economic conditions, particularly to the extent that adverse conditions may cause a decline in travel volume, such as the crisis in the global credit and financial markets, diminished liquidity and credit availability, declines in consumer confidence and discretionary income, declines in economic growth, increases in unemployment rates and uncertainty about economic stability;

•	the financial condition of travel providers, including airlines and hotels, and the impact of any changes such as airline bankruptcies or mergers, on the cost and availability of air travel and hotel rooms;

•	changes to laws and regulations governing the airline and travel industry and the adoption of new laws and regulations detrimental to operations, including environmental and tax laws and regulations and carbon emissions reduction targets for flights to and from the European Union area in 2013;

•	fuel price escalation;

•	work stoppages or labor unrest at any of the major airlines or other travel providers or at airports;

•	increased security, particularly airport security that could reduce the convenience of air travel;

•	travelers’ perception of the occurrence of travel related accidents, of the environmental impact of air travel, particularly in regards to CO2 emissions, or of the scope, severity and timing of the other factors described above; and

•	changes in hotel occupancy rates.

If there were to be a prolonged substantial decrease in travel volume, particularly air travel volume, for these or any other reason, it would have an adverse impact on our business, financial condition and results of operations.

The travel industry is highly competitive, and we are subject to risks relating to competition that may adversely affect our performance.

Our business operates in highly competitive industries. If we cannot compete effectively, we may lose share to our competitors, which may adversely affect our financial performance. Our continued success depends, to a large extent, upon our ability to compete effectively in industries that contain numerous competitors, some of which may have significantly greater financial, marketing, personnel and other resources than us.

Our Travel Commerce Platform has two different primary categories of customers, namely travel providers, which provide travel content, and travel agencies, which shop for and book that content on behalf of end customers. The inter-dependence of effectively serving these customer groups, and the resulting network effects, may impact our ability to attract customers. If we are unable to attract a sufficient number of travel providers to provide comprehensive travel content, our ability to service travel agencies will be adversely impacted. Conversely, if we are unable to attract or retain a sufficient number of travel agencies, our ability to maintain our large base of travel providers and attract new travel providers will be impaired.

In addition to supplying sufficient content, the ability of our Travel Commerce Platform to attract travel agencies is dependent on the development of new products to enhance our Travel Commerce Platform and on the provision of adequate commissions to travel agencies. Competition to attract travel agencies is particularly intense as travel agencies, particularly larger ones, have the ability to access content from a variety of sources, including subscribing to more than one GDS at any given time. We also have had to, and expect that it will continue in certain circumstances to be necessary to, increase commissions to travel agencies in connection with renewals of their contracts, which may in the future reduce margins. If travel agencies are dissatisfied with our Travel Commerce Platform or we do not pay adequate commissions or provide other incentives to travel agencies to remain competitive, our Travel Commerce Platform may lose a number of travel agency customers.

Our Travel Commerce Platform competes against traditional GDSs operated by Abacus International Pte Ltd (“Abacus”), Amadeus IT Group SA (“Amadeus”) and Sabre Corporation (“Sabre”), as well as against local distribution systems and alternative distribution technologies. Our Travel Commerce Platform also competes against direct distribution of travel content by travel providers, such as airlines, hotels and car rental companies, many of which distribute all or part of their inventory directly through their own travel distribution websites (known as “supplier.com websites”). In addition, our Travel Commerce Platform competes against travel providers that supply content directly to travel agencies as well as new companies in the industry that are developing distribution systems without the large technology investment and network costs of a traditional GDS. The revolutionary emergence of mobile applications that link directly to providers may create a vigorous source of new competition that bypasses the GDSs.

For the year ended December 31, 2013, we accounted for 26% of global GDS-processed air segments. Our share has been impacted by (i) our acquisition of Worldspan in 2007, (ii) growth in the online travel agency channel compared to traditional travel agencies, particularly in Europe, where our products and services for OTAs during the period were less competitive, and (iii) our strategic decision to transition from a National Distribution Company (“NDC”) operating model in certain Middle Eastern countries to using SMOs, resulting in improved margins but reduced segment volumes. Although we have taken steps to address these developments, our Travel Commerce Platform could continue to lose share or may fail to increase our share of GDS segments.

Increased competition may result in reduced operating margins, as well as loss of share and brand recognition. We may not be able to compete successfully against current and future competitors, and competitive pressures we face could have a material adverse effect on our business, financial condition or results of operations.

If we fail to develop and deliver new innovative products or enhance our existing products and services in a timely and cost-effective manner in response to rapid technological change and customer demands, our business will suffer.

Our industry is subject to constant and rapid technological change and product obsolescence as customers and competitors create new and innovative products and technologies. Products or technologies developed by our competitors may render our products or technologies obsolete or noncompetitive. We must develop innovative products and services and enhance our existing products and services to meet rapidly evolving demands to attract travel agencies. The development process to design leading, sustainable and desirable products to generate new revenue streams and profits requires us to accurately anticipate technological changes and business trends. Developing and enhancing these products is uncertain and can be time-consuming, costly and complex. If we do not continue to develop innovative products that are in demand by our customers, we may be unable to maintain existing customers or attract new customers. Customer and business requirements can change during the development process. There is a risk that these developments and enhancements will be late, fail to meet customer or business specifications, not be competitive with products or services from our competitors that offer comparable or superior performance and functionality or fail to generate new revenue streams and profits. Our business will suffer if we fail to develop and introduce new innovative products and services or product and service enhancements on a timely and cost-effective basis.

Trends in pricing and other terms of agreements among airlines and travel agencies have become less favorable to us, and a further deterioration or a failure to renew these agreements may occur in the future, which could reduce our revenue and margins.

A significant portion of our revenue is derived from fees paid by airlines for bookings made through our Travel Commerce Platform. Airlines have sought to reduce or eliminate these fees in an effort to reduce distribution costs. One manner in which they have done so is to differentiate the content, in this case, the fares and inventory, that they provide to us and to our competitors from the content that they distribute directly themselves. In these cases, airlines provide some of their content to GDSs, while withholding other content, such as lower cost web fares, for distribution via their own supplier.com websites unless the GDS agrees to participate in a cost reduction program. Certain airlines have also threatened to withdraw content, in whole or in part, from an individual GDS as a means of obtaining lower booking fees or, alternatively, to charge the GDS to access their lower cost web fares or charge travel agencies for bookings generated in a GDS. Airlines also have aggressively expanded their use of the direct online distribution model for tickets in the United States and in Europe. There also has been an increase in the number of airlines which have introduced unbundled, “à la carte” sales and optional services, such as fees for checked baggage or premium seats, which threaten to further fragment content and disadvantage GDSs by making it more difficult to deliver a platform that allows travel agencies to shop for a single, “all-inclusive” price for travel.

We have entered into full-content agreements with most major carriers in the Americas and Europe, and a growing number of carriers in the Middle East and Africa, which provides us with access to the full scope of public fares and inventory which the carriers generally make available through direct channels, such as their own supplier.com websites, with a contract duration usually ranging from three to seven years. In addition, we have entered into agreements with most major carriers in Asia Pacific, which provide us with access to varying levels of their content. We may not be able to renew these agreements on a commercially reasonable basis or at all. If we are unable to renew these agreements, we will be disadvantaged compared to our competitors, and our financial results will be adversely impacted. The full-content agreements have required us to make significant price concessions to the participating airlines. If we are required to make additional concessions to renew or extend the agreements, it could have a material adverse effect on our business, financial condition or results of operations. Moreover, as existing full-content agreements come up for renewal, there is no guarantee that the participating airlines will continue to provide their content to us to the same extent or on the same terms as they do now. For example, our full-content agreements with airlines representing approximately 11% of Travel Commerce Platform revenue for the year ended December 31, 2013 are up for renewal or are potentially terminable by such carriers in 2014. In addition, certain full-content agreements may be terminated earlier pursuant to the specific terms of each agreement. A substantial reduction in the amount of content received from the participating airlines or changes in pricing options will also negatively affect our competitive positioning, revenue and financial condition. Although we continue to have participation agreements with these airline providers, in which they have agreed to participate in our GDSs, a material adverse impact on our business may occur if these agreements are terminated and we are unable to reach agreement with such carriers regarding new full-content agreements.

In addition, GDSs have implemented, in some countries, an alternative business and financial model, generally referred to as the “opt-in” model, for travel agencies. Under the “opt-in” model, travel agencies are offered the opportunity to pay a fee to the GDS or to agree to a reduction in the financial incentives to be paid to them by the GDS in order to be assured of having access to full content from participating airlines or to avoid an airline-imposed surcharge on GDS-based bookings. There is pressure on GDSs to provide highly competitive terms for such “opt-in” models as many travel agencies subscribe to more than one GDS at any given time and have the ability to access content from a variety of sources. The “opt-in” model has been introduced in a number of situations in parallel with full-content agreements between us and certain airlines to recoup certain fees from travel agencies and to offset some of the discounts provided to airlines in return for guaranteed access to full content. The rate of adoption by travel agencies, where “opt-in” has been implemented, has been very high. If airlines require further discounts in connection with guaranteeing access to full content and in response thereto, the “opt-in” model becomes widely adopted, we could receive lower fees from the airlines. These lower fees are likely to be only partially offset by new fees paid by travel agencies and/or reduced incentives or loyalty payments to travel agencies, which would adversely affect our results of operations. In addition, if travel agencies choose not to opt in, such travel agencies would not receive access to full content without making further payment, which could have an adverse effect on the number of segments booked through our GDS.

The level of fees and commissions we pay to travel agencies is subject to continuous competitive pressure as we renew our agreements with them. If we are required to pay higher rates of commissions, it will adversely affect our margins.

We depend on our relationships with travel providers, and adverse changes in these relationships or our inability to enter into new relationships could negatively affect our access to travel offerings and reduce our revenue.

We rely significantly on our relationships with airlines, hotels and other travel providers to enable us to offer our travel agency customers comprehensive access to travel services and products. The majority of our agreements remain in effect each year, with exceptions usually linked to airline mergers or insolvencies. Adverse changes in any of our relationships with travel providers or the inability to enter into new relationships with travel providers could reduce the amount of inventory that we are able to offer through our Travel Commerce Platform, and could negatively impact our results of operations and the availability and competitiveness of travel products we offer. Our arrangements with travel providers may not remain in effect on current or similar terms, and the net impact of future pricing options may adversely impact revenue. Our top ten providers by revenue, combined, accounted for approximately 30% of our revenue for the year ended December 31, 2013 and no single provider accounted for more than 10% of revenue. In 2013, we had 33 planned airline contract renewals, and we successfully renewed all such contracts. We currently have 38 and 43 planned airline contract renewals in 2014 and 2015, respectively.

Travel providers are increasingly focused on driving online demand to their own supplier.com websites and may cease to supply us with the same level of access to travel inventory in the future. In addition, some LCCs historically have not distributed content through us or other third-party intermediaries. If the airline industry continues to shift from a full-service carrier model to a low-cost one, this trend may result in more carriers moving ticket distribution systems in-house and a decrease in the demand for our products.

We are in continuous dialogue with our major hotel providers about the nature and extent of their participation in our Travel Commerce Platform. If hotel occupancy rates improve to the point that our hotel providers no longer place the same value on our Travel Commerce Platform, such providers may reduce the amount of inventory they make available through our Travel Commerce Platform or the amount we are able to earn in connection with hotel transactions. A significant reduction on the part of any of our major providers of their participation in our Travel Commerce Platform for a sustained period of time or a provider’s complete withdrawal could have a material adverse effect on our business, financial condition or results of operations. In addition, we strive to increase hotel participation in our system as part of our growth strategy. If we are not successful in increasing the number of hotels participating in our system, the growth of our business may be restrained.

We are subject to a certain degree of revenue concentration among a portion of our customer base.

Orbitz Worldwide currently is the largest travel agency on our Travel Commerce Platform, accounting for 7% of our net revenue in the year ended December 31, 2013. Our next nine largest travel agency customers accounted for an additional 21% of our net revenue during the same period. Travel agency contracts representing approximately 23%, 22%, 11% and 44% of 2013 revenue are up for renewal in 2014, 2015, 2016 and beyond, respectively.

In February 2014, we entered into a new long-term agreement with Orbitz Worldwide. Due to the increase in payments payable to Orbitz Worldwide under the new agreement in 2014, we expect a negative impact on our 2014 cash flow attributable to this agreement, and no impact to our 2014 Adjusted EBITDA. From 2015 onwards, the combination of increased payments and greater flexibility for Orbitz Worldwide will have a greater impact on both our earnings and cash flow, which could be material.

In the event Orbitz Worldwide or any other substantial customer terminates its relationships with us or such customer’s business is materially impacted for any reason, such as a travel provider withholding content from a travel agency customer, and, as a result, such travel agency loses, or fails to generate, a substantial amount of bookings that would otherwise be processed through our Travel Commerce Platform, our business and results of operations would be adversely affected.

Travel providers are seeking alternative distribution models, including those involving direct access to travelers, which may adversely affect our results of operations.

Travel providers are seeking to decrease their reliance on third-party distributors, including GDSs, for distribution of their content. For example, some travel providers have created or expanded efforts to establish commercial relationships with online and traditional travel agencies to book travel with those providers directly, rather than through a GDS. Many airlines, hotels, car rental companies and cruise operators have also established or improved their own supplier.com websites and mobile offerings, and may offer incentives such as bonus miles or loyalty points, lower or no transaction or processing fees, priority waitlist clearance or e-ticketing for sales through these channels. In addition, metasearch travel websites facilitate access to supplier.com websites by aggregating the content of those websites. Due to the combined impact of direct bookings with the airlines, supplier.com websites and other non-GDS distribution channels, the percentage of air bookings made without the use of a GDS at any stage in the chain between providers and end-customers may continue to increase. In addition, efforts by other major airlines to encourage our travel agencies to book directly rather than through our Travel Commerce Platform could adversely affect our results of operations.

Furthermore, recent trends towards disintermediation in the global travel industry could adversely affect our Travel Commerce Platform. For example, airlines have made some of their offerings unavailable to unrelated distributors, or made them available only in exchange for lower distribution fees. Some LCCs continue to distribute exclusively through direct channels, bypassing GDSs and other third-party distributors completely and, as a whole, have increased their share of bookings in recent years, particularly in short-haul travel. In addition, several travel providers have formed joint ventures or alliances that offer multi-provider travel distribution websites. Finally, some airlines are exploring alternative global distribution methods developed by new entrants to the global distribution marketplace. Such new entrants propose technology that is purported to be efficient, which they claim enables the distribution of airline tickets in a manner that is more cost-effective to the airline provider because no or lower incentive or loyalty payments are paid to travel agencies. If these trends lead to lower participation by airlines and other travel providers in our Travel Commerce Platform, then our business, financial condition or results of operations could be materially adversely affected.

In addition, given the diverse and growing number of alternative travel distribution channels, such as supplier.com websites and direct connect channels between travel suppliers and travel providers, as well as new technologies that allow travel agencies and consumers to bypass a GDS, increases in travel volumes, particularly air travel, may not translate in the same proportion to increases in volume passing through our Travel Commerce Platform, and we may therefore not benefit from a cyclical recovery in the travel industry to a similar extent as other industry participants.

We rely on third-party national distribution companies to market our GDS services in certain regions, which exposes us to risks associated with the lack of direct management control.

Our Travel Commerce Platform utilizes third-party, independently owned and managed NDCs to market GDS products and distribute and provide GDS services in certain countries, including Austria, India, Indonesia, Kuwait, Lebanon, Pakistan, Syria, Turkey, Kazakhstan and Yemen, as well as many countries in Africa. In Asia, where many national carriers own one of our regional competitors, we often use local companies to act as NDCs.

We rely on our NDCs and the manner in which they operate their business to develop and promote our global business. Our top ten NDCs generated approximately 11% of revenue in 2013 and no single NDC accounted for more than 5% of revenue. We pay each of our NDCs a commission relative to the number of segments booked by travel agencies with which the NDC has a relationship. The NDCs are independent business operators, are not our employees and we do not exercise management control over their day-to-day operations. We provide training and support to the NDCs, but the success of their marketing efforts and the quality of the services they provide is beyond our control. If they do not meet our standards for distribution, our image and reputation may suffer materially, and sales in those regions could decline significantly. In addition, any interruption in these third-party services or deterioration in their performance could have a material adverse effect on our business, financial condition or results of operations.

Consolidation in the travel industry may result in lost bookings and reduced revenue.

Consolidation among travel providers, including airline mergers and alliances, may increase competition from distribution channels related to those travel providers and place more negotiating leverage in the hands of those travel providers to attempt to lower booking fees further and to lower commissions. Examples include the merger of United and Continental Airlines, the merger of American Airlines and US Airways, the acquisition of AirTran Airways by Southwest Airlines and the merger of British Airways and Iberia. In addition, cooperation has increased within the Oneworld, SkyTeam and Star alliances. Changes in ownership of travel agencies may also cause them to direct less business towards us. If we are unable to compete effectively, competitors could divert travel providers and travel agencies away from our travel distribution channels, which could adversely affect our results of operations. Mergers and acquisitions of airlines may also result in a reduction in total flights and overall passenger capacity and higher fares, which may adversely affect the ability of our business to generate revenue.

Consolidation among travel agencies and competition for travel agency customers may also adversely affect our results of operations, since we compete to attract and retain travel agency customers. Reductions in commissions paid by some travel providers, such as airlines, to travel agencies contribute to travel agencies having a greater dependency on traveler-paid service fees and GDS-paid incentive or loyalty payments and may contribute to travel agencies consolidating. Consolidation of travel agencies increases competition for these travel agency customers and increases the ability of those travel agencies to negotiate higher GDS-paid incentives or loyalty payments. In addition, a decision by airlines to surcharge the channel represented by travel agencies, for example, by surcharging fares booked through travel agencies or passing on charges to travel agencies, could have an adverse impact on our business, particularly in regions in which our GDS is a significant source of bookings for an airline choosing to impose such surcharges. To compete effectively, we may need to increase incentives or loyalty payments, pre-pay incentives, discount or waive product or service fees or increase spending on marketing or product development.

Our business is exposed to customer credit risk and fraudulent booking activity, against which we may not be able to protect ourselves fully.

Our business is subject to the risks of non-payment and non-performance by travel providers, which may fail to make payments according to the terms of their agreements with us. For example, a small number of airlines that do not settle payment through IATA’s billing and settlement provider have, from time to time, not made timely payments for bookings made through our Travel Commerce Platform. We manage our exposure to credit risk through credit analysis and monitoring procedures, and sometimes use credit agreements, prepayments, security deposits and bank guarantees. However, these procedures and policies cannot fully eliminate customer credit risk, and to the extent our policies and procedures prove to be inadequate, our business, financial condition or results of operations may be adversely affected.

In addition, we are exposed to risk and potential liability from travel agency fraudulent booking activity resulting from travel agencies’ use of our Travel Commerce Platform for fraudulent purposes. We contractually disclaim all liability for any such loss, but periodically incur claims from airlines who allege that we should have more responsibility for any third-party fraud.

Some of our customers, NDCs counterparties and providers may be highly leveraged, not well capitalized and subject to their own operating, legal and regulatory risks and, even if our credit review and analysis mechanisms work properly, we may experience financial losses in our dealings with such parties. A lack of liquidity in the capital markets or the continued weak performance in the economy may cause our customers to increase the time they take to pay or to default on their payment obligations, which could negatively affect our results. In addition, continued weakness in the economy could cause some of our customers to become illiquid, delay payments, or could adversely affect collection on their accounts, which could result in a higher level of bad debt expense.

Economic conditions in the global travel industry could impact our business and results of operations.

As a participant in the global travel industry, our business and operating results are impacted by global economic conditions, including the European debt crisis, a slowdown in growth of the Chinese economy, a prolonged slow economic recovery in Japan and a general reduction in net disposable income as a result of fiscal measures adopted by countries to address high levels of budgetary indebtedness, which may adversely affect our business, results of operations and financial condition. In our industry, the past financial crisis and global recession have resulted in higher unemployment, a decline in consumer confidence, large-scale business failures and tightened credit markets. As a result, the global travel industry, which historically has grown at a rate in excess of global GDP growth during economic expansions, has experienced a cyclical downturn. A continuation of adverse economic developments in areas such as employment levels, business conditions, interest rates, tax rates, fuel and energy costs, particularly the expected rise in the price of crude oil, and other matters could reduce discretionary spending further and cause the travel industry to continue to contract. In addition, the global economy may not recover as quickly or to the extent anticipated, and consumer spending on leisure travel and business spending on business travel may not increase despite improvement in economic conditions. As a result, our business may not benefit from a broader macroeconomic recovery, which could adversely affect our business, financial condition or results of operations.

Operational Risks

We rely on information technology to operate our business and maintain our competitiveness, and any failure to adapt to technological developments or industry trends could harm our business.

We depend upon the use of sophisticated information technologies and systems, including technologies and systems utilized for reservation systems, communications, procurement and administrative systems. As our operations grow in both size and scope, we continuously need to improve and upgrade our systems and infrastructure to offer an increasing number of customers and travel providers enhanced products, services, features and functionality, while maintaining the reliability and integrity of our systems and infrastructure. Our future success also depends on our ability to adapt to rapidly changing technologies in our industry, particularly the increasing use of internet-based products and services, to change our services and infrastructure so they address evolving industry standards and to improve the performance, features and reliability of our services in response to competitive service and product offerings and the evolving demands of the marketplace. We have recently introduced a number of new products and services, such as Travelport Smartpoint and the Travelport Merchandising Platform, including rich content and branding. If there are technological impediments to introducing or maintaining these or other products and services, or if these products and services do not meet the requirements of our customers, our business, financial condition or results of operations may be adversely affected.

It is possible that, if we are not able to maintain existing systems, obtain new technologies and systems, or replace or introduce new technologies and systems as quickly as our competitors or in a cost-effective manner, our business and operations could be materially adversely affected. Also, we may not achieve the benefits anticipated or required from any new technology or system, or be able to devote financial resources to new technologies and systems in the future.

We rely primarily on a single data center to conduct our business.

Our business, which utilizes a significant amount of our information technology, and the financial business systems rely on computer infrastructure primarily housed in our data center near Atlanta, Georgia, to conduct its business. In the event the operations of this data center suffer any significant interruptions or the GDS data center becomes significantly inoperable, such event would have a material adverse effect on our business and reputation and could result in a loss of customers. Although we have taken steps to strengthen physical and information security and add redundancy to this facility, the GDS data center could be exposed to damage or interruption from fire, natural disaster, power loss, war, acts of terrorism, plane crashes, telecommunications failure, computer malfunctions, unauthorized entry, IT hacking and computer viruses. The steps we have taken and continue to take to prevent system failure and unauthorized transaction activity may not be successful. Our use of backup and disaster recovery systems may not allow us to recover from a system failure fully, or on a timely basis, and our property and business insurance may not be adequate to compensate us for all losses that may occur.

eNett, our majority-owned subsidiary, depends on critical service providers, may be subject to regulatory requirements and may experience conflicts.

eNett, our majority-owned subsidiary, operating in the payment solutions business, is exposed to operational, regulatory and governance risks. eNett is enabled to provide its virtual card solution pursuant to virtual card issuers licensed by MasterCard and, in particular, has a material relationship with a European-based issuer licensed by MasterCard. An extended service failure by eNett’s primary issuer or MasterCard would greatly harm eNett’s current business and growth opportunities. Due to its innovative solutions, the regulatory environment for eNett is not clearly defined in certain jurisdictions, and in other jurisdictions, laws or regulations may be modified or adopted that may impact how eNett’s solutions are provided, including an increase in costs to eNett to provide such solutions. Financial services regulators in any of the jurisdictions of the eNett customer base may construe potentially applicable requirements in a manner that results in eNett loss of business, slower growth, financial penalties and operational burdens. In addition, the minority shareholder of eNett may have economic or business interests or goals that are inconsistent with ours, take actions contrary to our objectives, undergo a change of control or be unable or unwilling to fulfill its obligations in support of eNett, which may affect eNett’s and our financial conditions or results of operations.

System interruptions, attacks and slowdowns may cause us to lose customers or business opportunities or to incur liabilities.

If we are unable to maintain and improve our IT systems and infrastructure, this might result in system interruptions and slowdowns. In the event of system interruptions and/or slow delivery times, prolonged or frequent service outages or insufficient capacity which impedes us from efficiently providing services to our customers, we may lose customers and revenue or incur liabilities. In addition, our information technologies and systems are vulnerable to damage, interruption or fraudulent activity from various causes, including:

•	power losses, computer systems failure, internet and telecommunications or data network failures, operator error, losses and corruption of data and similar events;

•	computer viruses, penetration by individuals seeking to disrupt operations, misappropriate information or perpetrate fraudulent activity and other physical or electronic breaches of security;

•	the failure of third-party software, systems or services that we rely upon to maintain our own operations; and

•	natural disasters, pandemics, wars and acts of terrorism.

We may have inadequate insurance coverage or insurance limits to compensate for losses from a major interruption, and remediation may be costly and have a material adverse effect on our operating results and financial condition. Any extended interruption or degradation in our technologies or systems, or any substantial loss of data, could significantly curtail our ability to conduct our business and generate revenue. We could incur financial liability from fraudulent activity perpetrated on our systems.

In addition, the secure transmission of confidential information over the internet is essential in maintaining travel provider and travel agency confidence in our services. Substantial or ongoing data security breaches, whether instigated internally or externally on our system or other internet-based systems, could significantly harm our business. Our travel providers currently require end customers to guarantee their transactions with their credit card online. We rely on licensed encryption and authentication technology to effect secure transmission of confidential end customer information, including credit card numbers. It is possible that advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology that we use to protect customer transaction data.

We incur substantial expense to protect against security breaches and their consequences. However, our security measures may not prevent data security breaches. We may be unsuccessful in implementing remediation plans to address potential exposures. A party (whether internal, external, an affiliate or unrelated third party) that is able to circumvent our data security systems could also obtain proprietary information or cause significant interruptions in our operations. Security breaches could also damage our reputation and expose us to a risk of loss or litigation and possible liability. Security breaches could also cause our current and potential travel providers and travel agencies to lose confidence in our data security, which would have a negative effect on the demand for our products and services.

We have been the target of data security attacks and may experience attacks in the future. Although we have managed to substantially counter these attacks and minimize our exposure, there can be no assurances that we will be able to successfully counter and limit any such attacks in the future.

We provide IT services to travel providers, primarily airlines, and any adverse changes in these relationships could adversely affect our business.

We provide hosting solutions and IT subscription services to airlines and the technology companies that support them. We primarily host and manage the reservations systems for Delta Air Lines, and provide IT subscription services for critical applications in fares, pricing and e-ticketing, directly and indirectly, to 297 airlines and airline ground handlers. Adverse changes in our relationships with our IT and hosting customers or our inability to enter into new relationships with other customers could affect our business, financial condition and results of operations. Our arrangements with our customers may not remain in effect on current or similar terms and this may negatively affect our business, financial condition or results of operations. In addition, if any of our key customers enters bankruptcy, liquidates or does not emerge from bankruptcy, our business, financial condition or results of operations may be adversely affected.

For example, as a result of the integration of the United-Continental systems in early March 2012, we no longer service United’s reservation system as United Airlines now uses the system previously used by Continental Airlines. The loss of the MSA with United Airlines resulted in a decline in Reported Segments and a decline of $27 million of net revenue and $21 million of operating income for the year ended December 31, 2013 compared to 2012.

We are dependent upon software, equipment and services provided by third parties.

We are dependent upon software, equipment and services provided and/or managed by third parties in the operation of our business. In the event that the performance of such software, equipment or services provided and/or managed by third parties deteriorates or our arrangements with any of these third parties related to the provision and/or management of software, equipment or services are terminated, we may not be able to find alternative services, equipment or software on a timely basis or on commercially reasonable terms, or at all, or be able to do so without significant cost or disruptions to our business, and our relationships with our customers may be adversely impacted. We have experienced occasional system outages arising from services that were provided by one of our key third-party providers. Our failure to secure agreements with such third parties, or the failure of such third parties to perform under such agreements, may have a material adverse effect on our business, financial condition or results of operations.

We are subject to additional risks as a result of having global operations.

We have customers in over 170 countries. As a result of having global operations, we are subject to numerous risks. At any given time, one or more of the following principal risks may apply to any or all of the countries in which our services are provided:

•	delays in the development, availability and use of the internet as a communication, advertising and commerce medium;

•	difficulties in staffing and managing operations due to distance, time zones, language and cultural differences, including issues associated with establishing management systems infrastructure;

•	differences and changes in regulatory requirements, including anti-bribery rules, trade sanctions, data privacy requirements, labor laws and anti-competition regulations;

•	exposure to local economic and political conditions;

•	changes in tax laws and regulations, and interpretations thereof;

•	limitations on repatriation of earnings, which may limit our ability to transfer revenue from our non-U.S. operations and result in substantial transaction costs;

•	increased risk of piracy and limits on our ability to enforce our intellectual property rights, particularly in the Middle East, Africa and Asia;

•	diminished ability to enforce our contractual rights;

•	exchange rate fluctuations and cost and risks inherent in hedging such exposures; and

•	withholding and other taxes on remittances and other payments by subsidiaries.

Our ability to identify, hire and retain senior management and other qualified personnel is critical to our results of operations and future growth.

We depend significantly on the continued services and performance of our senior management, particularly our professionals with experience in the travel industry. Any of these individuals may choose to terminate their employment with us at any time. If unexpected leadership turnover occurs without adequate succession plans, the loss of the services of any of these individuals, or any negative perceptions of our business as a result of those losses, could damage our brand image and our business. The specialized skills we require are difficult and time-consuming to acquire and, as a result, such skills are and are expected to remain in limited supply. It requires a long time to hire and train replacement personnel. An inability to hire, train and retain a sufficient number of qualified employees or ensure effective succession plans for critical positions could materially hinder our business by, for example, delaying our ability to bring new products and services to market or impairing the success of our operations. Even if we are able to maintain our employee base, the resources needed to attract and retain such employees may adversely affect our business, financial condition or results of operations.

We may not effectively integrate or realize anticipated benefits from future acquisitions.

In the future, we may enter into other acquisitions and investments, including NDCs or joint ventures, based on assumptions with respect to operations, profitability and other matters that could subsequently prove to be incorrect. Furthermore, we may fail to successfully integrate any acquired businesses or joint ventures into our operations. If future acquisitions, significant investments or joint ventures do not perform in accordance with our expectations or are not effectively integrated, our business, operations or financial performance could be adversely affected.

Financial and Taxation Risks

We have a substantial level of indebtedness that may have an adverse impact on us.

As of March 31, 2014, our total indebtedness, excluding capital leases, was $3,380 million, including $1,522 million of term loans under our first lien senior secured credit agreement, $879 million of term loans under our second lien credit agreement and approximately $929 million of senior and senior subordinated notes. If our second lien term loans due in January 2016 or December 2016, our senior notes due in March 2016 or our senior subordinated notes due in September 2016 are not repaid or refinanced prior to their maturity dates, the term loans under our first lien senior secured credit agreement will become due prior to their June 2019 maturity. We may not have the ability to repay the debt when it becomes due.

We and our subsidiaries may be able to incur substantial indebtedness in connection with an acquisition or for other purposes in the future so long as we are in compliance with the financial covenants under our senior secured credit agreements. As of March 31, 2014, we had an additional $70 million available for borrowing under our revolving credit facility. In addition, we may incur obligations that do not constitute indebtedness such as commitments to operating leases and commitments to purchase goods and services from specific suppliers related to information technology as disclosed further in the footnotes to our financial statements. The risks associated with our substantial level of indebtedness would increase, which could further limit our financial and operational flexibility.

Our substantial level of indebtedness and obligations could have important consequences for us, including the following:

•	requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our capital expenditure and future business opportunities;

•	exposing us to the risk of higher interest rates because certain of our borrowings, including our secured borrowings and our senior notes due 2016, are at variable rates of interest;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional equity or debt financing for general corporate purposes, acquisitions, investments, capital expenditures or other strategic purposes;

•	limiting our ability to adjust to changing business conditions and placing us at a competitive disadvantage to our less highly leveraged competitors; and

•	making us more vulnerable to general economic downturns and adverse developments in our business.

The above factors could limit our financial and operational flexibility, and as a result could have a material adverse effect on our business, financial condition and results of operations.

Our debt agreements contain restrictions that may limit our flexibility in operating our business.

Our first lien senior secured credit agreement, second lien credit agreement and the indentures governing our notes contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability to, among other things:

•	incur additional indebtedness;

•	pay dividends on, repurchase or make distributions in respect of equity interests or make other restricted payments;

•	make certain investments;

•	sell certain assets;

•	create liens on certain assets to secure debt;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with affiliates; and

•	designate our subsidiaries as unrestricted subsidiaries.

In addition, under our first lien senior secured credit agreement and our second lien credit agreement, we are required to satisfy and maintain compliance with a maximum total leverage ratio and a total senior secured leverage ratio, as well as maintain a minimum cash balance at the end of each fiscal quarter. Our ability to meet these requirements can be affected by events beyond our control and, in the longer term, we may not be able to meet such requirements. A breach of any of these covenants could result in a default under our first lien senior secured credit agreement, our second lien credit agreement and our indentures. Upon the occurrence of an event of default under our senior secured credit agreements, the lenders could elect to declare all amounts outstanding under our senior secured credit agreements to be immediately due and payable and terminate all commitments to extend further credit. If we are unable to repay those amounts, the lenders under our senior secured credit agreements could take action or exercise remedies, including proceeding against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under our senior secured credit agreements. If the lenders under our senior secured credit agreements accelerate the repayment of borrowings, we cannot provide assurance that we will have sufficient assets to repay amounts outstanding under our senior secured credit agreements, as well as our other secured borrowings or unsecured indebtedness.

Government regulation could impose taxes or other burdens on us, which could increase our costs or decrease demand for our products.

We rely upon generally accepted interpretations of tax laws and regulations in the countries in which we have customers and for which we provide travel inventory. We cannot be certain that these interpretations are accurate or that the responsible taxing authority is in agreement with our views. The imposition of additional taxes could cause us to have to pay taxes that we currently do not pay or collect on behalf of authorities and increase the costs of our products or services, which would increase our costs of operations.

Changes in tax laws or interpretations thereof may result in an increase in our effective tax rate.

We have operations in various countries that have differing tax laws and rates. A significant portion of our revenue and income is earned in countries with low corporate tax rates. Our income tax reporting is subject to audit by domestic and foreign authorities, and our effective tax rate may change from year to year based on changes in the mix of activities and income allocated or earned among various jurisdictions, tax laws in these jurisdictions, tax treaties between countries, our eligibility for benefits under those tax treaties and the estimated values of deferred tax assets and liabilities. Such changes, which, among other reasons, may arise from ongoing inter-governmental and Organization for Economic Cooperation and Development (OECD)-led proposals on international corporate taxation, could result in an increase in the effective tax rate applicable to all or a portion of our income which would adversely affect our financial performance.

We may become subject to taxes in Bermuda after March 31, 2035, which may have a material adverse effect on our results of operations and your investment.

The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, has given us an assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to us or any of our operations, shares, debentures or other obligations until March 31, 2035, except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property owned or leased by us in Bermuda. See “Taxation—Bermuda Tax Considerations.” Given the limited duration of the Bermuda Minister of Finance’s assurance, we cannot assure you that we will not be subject to any Bermuda tax after March 31, 2035.

Fluctuations in the exchange rate of the U.S. dollar and other currencies may adversely impact our results of operations.

Our results of operations are reported in U.S. dollars. While most of our revenue is denominated in U.S. dollars, a portion of our revenue and costs, including interest obligations on our euro denominated debt, is denominated in other currencies, such as British pound, the Euro and the Australian dollar. As a result, we face exposure to adverse movements in currency exchange rates. The results of our operations and our operating expenses are exposed to foreign exchange rate fluctuations as the financial results of those operations are translated from local currency into U.S. dollars upon consolidation. If the U.S. dollar weakens against the local currency, the translation of these foreign currency-based local operations will result in increased net assets, revenue, operating expenses, and net income or loss. Similarly, our local currency-based net assets, revenue, operating expenses, and net income or loss will decrease if the U.S. dollar strengthens against local currency. Additionally, transactions denominated in currencies other than the functional currency may result in gains and losses that may adversely impact our results of operations.

We have significant operations in Europe which may be adversely affected by the economic conditions in the eurozone.

We own and operate subsidiaries in substantially all of the countries in the eurozone. Due to the deterioration of credit and economic conditions in the eurozone, the future of the euro is uncertain. Certain countries in which we operate, including Greece and Portugal, have received financial aid packages from the European Union, or E.U., in the form of loans and restructuring of their sovereign debt and have introduced comprehensive fiscal austerity measures.

It is possible that certain eurozone countries could leave the euro currency in the future. The resulting macroeconomic impact of this remains unknown. For the year ended December 31, 2013, we recorded revenue of $148 million derived from operations within the southern eurozone countries, which are comprised of Greece, Italy, Spain and Portugal. This represents approximately 7% of our net revenue for the year ended December 31, 2013.

Risks Related to Our Relationship with Orbitz Worldwide

We have recorded a significant charge to earnings in previous years, and may in the future be required to record additional significant charges to earnings relating to Orbitz Worldwide.

On May 29, 2014, our ownership interest in Orbitz Worldwide was reduced to approximately 37% after we consummated an underwritten public offering of shares of Orbitz Worldwide. We recorded earnings of $10 million related to our investment in Orbitz Worldwide for the year ended December 31, 2013 and losses of $4 million for the three months ended March 31, 2014.

We evaluate our equity investment in Orbitz Worldwide for impairment on a quarterly basis. As of March 31, 2014, the fair market value of our investment in Orbitz Worldwide was approximately $381 million and the carrying value of our investment was $13 million. The results of Orbitz Worldwide for the year ended December 31, 2013 were adversely affected by a $3 million impairment charge recorded by Orbitz Worldwide in relation to its property and equipment.

Legal and Regulatory Risks

We may not be able to protect our technology and intellectual property effectively, which would allow competitors to duplicate our products and services and could make it more difficult for us to compete with them.

Our success and ability to compete depend, in part, upon our technology and other intellectual property, including our brands. Among our significant assets are our software and other proprietary information and intellectual property rights. We rely on a combination of copyright, trademark and patent laws, trade secrets, confidentiality procedures and contractual provisions to protect these assets. Our software and related documentation are protected principally under trade secret and copyright laws, which afford only limited protection. Unauthorized use and misuse of our technology and other intellectual property could have a material adverse effect on our business, financial condition or results of operations, and there can be no assurance that our legal remedies would adequately compensate us for the damage caused by unauthorized use.

Intellectual property challenges have been increasingly brought against members of the travel industry. We have in the past, and may in the future, need to take legal action to enforce our intellectual property rights, to protect our intellectual property or to determine the validity and scope of the proprietary rights of others. Any future legal action might result in substantial costs and diversion of resources and the attention of our management.

Third parties may claim that we have infringed their intellectual property rights, which could expose us to substantial damages and restrict our operations.

We have faced and in the future could face claims that we have infringed the patents, copyrights, trademarks or other intellectual property rights of others. In addition, we may be required to indemnify travel providers for claims made against them. Any claims against us or such providers could require us to spend significant time and money in litigation or pay damages. Such claims could also delay or prohibit the use of existing, or the release of new, products, services or processes, and the development of new intellectual property. We could be required to obtain licenses to the intellectual property that is the subject of the infringement claims, and resolution of these matters may not be available on acceptable terms or at all. Intellectual property claims against us could have a material adverse effect on our business, financial condition and results of operations, and such claims may result in a loss of intellectual property protections that relate to certain parts of our business.

Our processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements, evolving security standards, differing views of personal privacy rights or security breaches.

In the processing of our travel transactions, we receive and store a large volume of personally identifiable information. This information is increasingly subject to legislation and regulations in numerous jurisdictions around the world, typically intended to protect the privacy and security of personal information. It is also subject to evolving security standards for credit card information that is collected, processed and transmitted.

We could be adversely affected if legislation or regulations are expanded to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business. Travel businesses have also been subjected to investigations, lawsuits and adverse publicity due to allegedly improper disclosure of passenger information. As privacy and data protection have become more sensitive and politicized issues, we may also become exposed to potential liabilities in relation to our handling, use and disclosure of travel related data, as it pertains to individuals, as a result of differing views on the privacy of such data. Our business could be affected by public concerns in some parts of the world about US-based data processing following revelations of National Security Agency surveillance activities, even though these revelations and activities did not involve Travelport. These and other privacy concerns, including security breaches, could adversely impact our business, financial condition and results of operations.

Our business is regulated, and any failure to comply with such regulations or any changes in such regulations could adversely affect us.

We operate in a regulated industry. Our business, financial condition and results of operations could be adversely affected by unfavorable changes in or the enactment of new laws, rules and/or regulations applicable to us, which could decrease demand for products and services, increase costs or subject us to additional liabilities. Moreover, regulatory authorities have relatively broad discretion to grant, renew and revoke licenses and approvals and to implement regulations. Accordingly, such regulatory authorities could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our practices were found not to comply with the then current regulatory or licensing requirements or any interpretation of such requirements by the regulatory authority. Our failure to comply with any of these requirements or interpretations could have a material adverse effect on our operations.

We store a large volume of personally identifiable information which is subject to legislation and regulation in numerous jurisdictions around the world, including in the U.S. and in Europe.

In Europe, computerized reservation systems, or CRS, regulations or interpretations of them may increase our cost of doing business or lower our revenue, limit our ability to sell marketing data, impact relationships with travel agencies, airlines, rail companies, or others, impair the enforceability of existing agreements with travel agencies and other users of our system, prohibit or limit us from offering services or products, or limit our ability to establish or change fees.

The CRS regulations require a GDS to display a rail or rail/air alternative to air travel on the first screen of their principal displays in certain circumstances. We currently have few rail participants in our GDS. We can display direct point to point rail services in our GDS principal displays, for those rail operators that participate in our GDS. Given the lack of standardization in the rail industry, displaying rail connections in a similar way to airline connections is extremely complex, particularly in relation to journey planning, fare quotation, ticketing and booking systems. We are working towards a solution that will include functionality to search, shop and book connected rail alternatives at such time as the rail industry in Europe agrees on and provides a standard framework to do so.

Continued regulation of GDSs in the European Union and elsewhere could also create the operational challenge of supporting different products, services and business practices to conform to the different regulatory regimes.

Our failure to comply with these laws and regulations may subject us to fines, penalties and potential criminal violations. Any changes to these laws or regulations or any new laws or regulations may make it more difficult for us to operate our business and may have a material adverse effect on our operations. We do not currently maintain a central database of regulatory requirements affecting our worldwide operations and, as a result, the risk of non-compliance with the laws and regulations described above is heightened.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to United States Holders of our common shares.

Based on the current and anticipated value of our assets and the composition of our income and assets, we do not expect to be treated as a passive foreign investment company (“PFIC”) for United States federal income tax purposes for our current taxable year ending December 31, 2014. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service will not take a contrary position. A non-United States corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly value of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test generally will be determined by reference to the market price of our common shares, a significant decrease in the market price of our common shares may cause us to become a PFIC. If we are a PFIC for any taxable year during which a United States Holder holds a common share, certain adverse United States federal income tax consequences could apply to such United States Holder. See “Taxation—Material United States Federal Income Tax Considerations to United States Holders—Passive Foreign Investment Company.”

From time to time, we may be involved in legal proceedings and may experience unfavorable outcomes.

We are, and in the future may be, subject to material legal proceedings in the course of our business, including, but not limited to, actions relating to contract disputes, business practices, intellectual property and other commercial and tax matters. Such legal proceedings may involve claims for substantial amounts of money or for other relief or might necessitate changes to our business or operations, and the defense of such actions may be both time consuming and expensive. Further, if any such proceedings were to result in an unfavorable outcome, it could have a material adverse effect on our business, financial position and results of operations.

Risks Related to This Offering

An active market for our common shares may not develop or be sustained.

Prior to this offering, there has been no public market for our common shares. An active trading market for our common shares may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your common shares at an attractive price, or at all. The initial public offering price for our common shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your common shares at or above the initial public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common shares and may impair our ability to acquire other companies, products or technologies by using our common shares as consideration.

The market price and trading volume of our common shares may be volatile, which could result in rapid and substantial losses for our shareholders.

Even if an active trading market develops, the market price of our common shares may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common shares may fluctuate and cause significant price variations to occur. If the market price of our common shares declines significantly, you may be unable to sell your common shares at or above your purchase price, if at all. The market price of our common shares may fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our common shares or result in fluctuations in the price or trading volume of our common shares include: variations in our quarterly operating results; failure to meet our earnings estimates; publication of research reports about us or the travel industry or the failure of securities analysts to cover our common shares after this offering; additions or departures of our executive officers and other key management personnel; adverse market reaction to any indebtedness we may incur or securities we may issue in the future; actions by shareholders; changes in market valuations of similar companies; speculation in the press or investment community; changes or proposed changes in laws or regulations or differing interpretations thereof affecting our business or enforcement of these laws and regulations, or announcements relating to these matters; adverse publicity about the travel industry generally or individual scandals, specifically; and general market and economic conditions.

Our common share price may decline due to the large number of shares eligible for future sale.

The market price of our common shares could decline as a result of sales of a large number of shares of our common shares or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

Upon completion of this offering we will have a total of                  common shares issued and outstanding (or                  common shares if the underwriters exercise in full their option to purchase additional shares of common shares). Of these shares, all common shares sold in this offering, except for any shares held by our affiliates, will be eligible for sale in the public market and substantially all of our other common shares will be subject to a 180-day contractual lock-up with the underwriters. Morgan Stanley & Co. LLC may permit our officers, directors, employees and shareholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements. Upon expiration of the contractual lock-up agreements with the underwriters, substantially all of our outstanding shares will be eligible for sale in the public market.

Holders of substantially all of our outstanding common shares have demand and/or piggyback registration rights to require us to register with the SEC approximately              million of our issued and outstanding common shares following the closing of this offering and expiration of the lock-up agreements. If we register these common shares, the shareholders would be able to sell those shares freely in the public market. In addition, immediately following this offering, we intend to file a registration statement registering under the Securities Act the common shares reserved for issuance in respect of incentive awards to our directors, officers and employees. If any of these holders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common shares. These sales also could impede our ability to raise capital in the future. See “Common Shares Eligible for Future Sale” for further details regarding the shares eligible for sale in the public market after this offering.

Investors in this offering will suffer immediate and substantial dilution.

If you purchase common shares in this offering, you will pay more for your shares than the amounts paid by existing shareholders for their shares. As a result, you will incur immediate and substantial dilution of $         per

                 share, representing the difference between the initial public offering price of $         per share (the mid-point of the estimated price range set forth on the cover page of this prospectus) and our as adjusted net tangible book value per share after giving effect to this offering. See “Dilution.”

If we do not pay any cash dividends in the foreseeable future, the price of our common shares may be depressed.

We currently intend to reinvest any earnings in our business. The declaration and payment of all future dividends, if any, will be at the discretion of our Board and will depend upon our financial condition, earnings, contractual conditions, restrictions imposed by our credit facilities, the indentures governing our notes, any future indebtedness or preferred securities or applicable laws and other factors that our Board may deem relevant. In addition, pursuant to Bermuda law and our bye-laws, no dividends may be declared or paid if there are reasonable grounds for believing that: (i) we are, or would after the payment be, unable to pay our liabilities as they become due or (ii) that the realizable value of our assets would thereby be less than our liabilities. As a result, you may not receive any return on an investment in our common shares unless you sell our common shares for a price greater than that which you paid for it.

Anti-takeover provisions in our bye-laws may delay, discourage or prevent a change in control.

Our bye-laws contain provisions that may delay, discourage or prevent a merger or acquisition that a shareholder may consider favorable. As a result, shareholders may be limited in their ability to obtain a premium for their shares. See “Description of Share Capital.”

We are a Bermuda company, and it may be difficult for you to enforce judgments against us or certain of our directors or officers.

We are a Bermuda limited liability exempted company. We have been advised by our Bermuda counsel that there is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a U.S. judgment would be enforceable in Bermuda depends on whether the U.S. court that entered the judgment is recognized by a Bermuda court as having jurisdiction over it, as determined by reference to Bermuda conflict of law rules. The courts of Bermuda would recognize as a valid judgment, a final and conclusive judgment in personam obtained in a U.S. court pursuant to which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty). The courts of Bermuda would recognize such a U.S. judgment as long as (1) the U.S. court had proper jurisdiction over the parties subject to the judgment, (2) the U.S. court did not contravene the rules of natural justice of Bermuda, (3) the U.S. judgment was not obtained by fraud, (4) the enforcement of the U.S. judgment would not be contrary to the public policy of Bermuda, (5) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of Bermuda and (6) there is due compliance with the correct procedures under the laws of Bermuda.

In addition to and irrespective of jurisdictional issues, Bermuda courts will not enforce a provision of the United States federal securities law that is either penal in nature or contrary to public policy. It is the advice of our Bermuda counsel that an action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, is unlikely to be entertained by Bermuda courts. Specified remedies available under the laws of U.S. jurisdictions, including specified remedies under United States federal securities laws, would not be available under Bermuda law or enforceable in a Bermuda court, as they are likely to be contrary to Bermuda public policy. Further, no claim may be brought in Bermuda in the first instance for a violation of United States federal securities laws because these laws have no extraterritorial application under Bermuda law and do not have force of law in Bermuda.

Our bye-laws will require that derivative actions brought in the name of the Company, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in Bermuda as the exclusive forum for such actions, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

Upon completion of this offering, our bye-laws will require, to the fullest extent permitted by law, that derivative actions brought in the name of the Company, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in Bermuda, and if brought outside of Bermuda, the shareholder bringing the suit will be deemed to have consented to service of process on such shareholder’s counsel. See “Description of Share Capital.” The choice of forum provision in our bye-laws may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us and have the effect of discouraging lawsuits against our directors and officers. Alternatively, if a court were to find these provisions of bye-laws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Persons who own our shares may have more difficulty in protecting their interests than persons who are shareholders of a U.S. corporation.

The Companies Act 1981, as amended, of Bermuda, which applies to us, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. As a result, persons who own our shares may have more difficulty in protecting their interests than persons who are shareholders of a U.S. corporation. See “Comparison of Shareholders Rights.”

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and stock exchange rules promulgated in response to the Sarbanes-Oxley Act. The requirements of these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. While one of the Company’s subsidiaries currently files annual, quarterly and current reports with respect to our business and financial condition with the SEC, the Company does not currently file annual, quarterly and current reports and will have to file proxy statements pursuant to Section 14(a) of the Exchange Act as a public company. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required, and management’s attention may be diverted from other business concerns. These rules and regulations could also make it more difficult for us to attract and retain qualified independent members of our Board. Additionally, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. Furthermore, because we have not operated as a company with equity listed on a national securities exchange in the past, we might not be successful in implementing these requirements. The increased costs of compliance with public company reporting requirements and our potential failure to satisfy these requirements could have a material adverse effect on our financial condition.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. The forward-looking statements contained herein involve risks and uncertainties. Many of the statements appear, in particular, in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements identify prospective information. Important factors could cause actual results to differ, possibly materially, from those in the forward-looking statements. In some cases you can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “potential,” “should,” “will” and “would” or other similar words. You should read statements that contain these words carefully because they discuss our future priorities, goals, strategies, actions to improve business performance, market growth assumptions and expectations, new products, product pricing, changes to our business processes, future business opportunities, capital expenditures, financing needs, financial position and other information that is not historical information.

The following list represents some, but not necessarily all, of the factors that could cause actual results to differ from historical results of continuing operations or those anticipated or predicted by these forward-looking statements:

•	factors affecting the level of travel activity, particularly air travel volume, including security concerns, pandemics, general economic conditions, natural disasters and other disruptions;

•	the impact our outstanding indebtedness may have on the way we operate our business;

•	our ability to obtain travel provider inventory from travel providers, such as airlines, hotels, car rental companies, cruise lines and other travel providers;

•	our ability to maintain existing relationships with travel agencies and to enter into new relationships on acceptable financial and other terms;

•	our ability to develop and deliver products and services that are valuable to travel agencies and travel providers and generate new revenue streams;

•	the impact on travel provider capacity and inventory resulting from consolidation of the airline industry;

•	our ability to grow adjacencies, such as eNett, in which we own a majority interest;

•	general economic and business conditions in the markets in which we operate, including fluctuations in currencies, particular in the U.S. dollar, and the economic conditions in the eurozone;

•	pricing, regulatory and other trends in the travel industry;

•	our ability to achieve expected cost savings from our efforts to improve operational efficiency;

•	maintenance and protection of our information technology and intellectual property; and

•	financing plans and access to adequate capital on favorable terms.

We caution you that the foregoing list of important factors may not contain all of the factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and/or management’s good faith belief with respect to future events and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. The factors listed in the section captioned “Risk Factors” in this prospectus, as well as any other cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in the forward-looking statements. You should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have an adverse effect on our business, results of operations, financial position and cash flows.

Forward-looking statements speak only as of the date the statements are made. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $         million (or $         million if the underwriters exercise in full their option to purchase additional common shares).

We intend to use the net proceeds to reduce our outstanding indebtedness.

A $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease the net proceeds we receive from this offering by approximately $         million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same. Similarly, each increase or decrease of one million common shares offered by us would increase or decrease the net proceeds we receive from this offering by approximately $         million, assuming the assumed initial public offering price remains the same.

Pending use of the net proceeds from this offering as described above, we may invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

DIVIDEND POLICY

We currently intend to reinvest any earnings in our business. The declaration and payment of all future dividends, if any, will be at the discretion of our Board and will depend upon our financial condition, earnings, contractual conditions, restrictions imposed by our credit facilities, the indentures governing our notes, any future indebtedness or preferred securities or applicable laws and other factors that our Board may deem relevant. In addition, pursuant to Bermuda law and our bye-laws, no dividends may be declared or paid if there are reasonable grounds for believing that: (i) we are, or would after the payment be, unable to pay our liabilities as they become due or (ii) that the realizable value of our assets would thereby be less than our liabilities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2014:

•	on a historical basis; and

•	on an as adjusted basis after giving effect to this offering, including the application of the proceeds from this offering as described in “Use of Proceeds” as if such transactions occurred on March 31, 2014.

You should read this table together with the information contained in this prospectus, including “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2014
	Actual	As Adjusted
	(in millions)
Cash and cash equivalents	$180	$

Secured debt	$2,451	$
Unsecured debt	929
Capital leases	105

Total long-term debt, including current portion	$3,485	$
Shareholders’ equity:
Common shares, par value $0.0002 per share, 1,250,000,000 shares authorized, 848,394,873 shares issued and outstanding actual, shares authorized as adjusted and shares issued and outstanding as adjusted	—
Additional paid in capital	1,874
Accumulated deficit	(3,013)
Accumulated other comprehensive loss	(83)

Total shareholders’ equity	(1,222)
Equity attributable to non-controlling interest in subsidiaries	21

Total capitalization	$2,284	$

DILUTION

If you invest in our common shares, your interest will be diluted to the extent of the difference between the initial public offering price per common share and the net tangible book value per common share immediately after this offering. Our historical net tangible book value as of March 31, 2014 was $         million, or $         per common share. Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of common shares issued and outstanding.

After giving effect to the sale by us of              common shares at an assumed initial public offering price of $         per share, the mid-point of the price range set forth on the cover page of this prospectus in this offering, after deducting the underwriting discounts and commissions, estimated offering expenses and other related transaction costs payable by us, and the use of the estimated net proceeds as described under “Use of Proceeds,” our as adjusted net tangible book value as of March 31, 2014 would have been $         million or $         per common share. This amount represents an immediate increase in net tangible book value to our existing shareholders of $         per share and an immediate dilution to new investors of $         per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Historical net tangible book value per share as of March 31, 2014	$
As adjusted net tangible book value per share after giving effect to this offering	$
Dilution in as adjusted net tangible book value per share to investors in this offering	$

A $1.00 increase (decrease) in the assumed initial public offering price per share would (decrease) increase our as adjusted net tangible book value by approximately $         million, or approximately $         per share, and the dilution per share to investors in this offering by approximately $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us and the application of the net proceeds therefrom as described under “Use of Proceeds.” We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us would result in an as adjusted net tangible book value (calculated as described above) of approximately $         million, or $         per share, and the dilution per share to investors in this offering would be $         per share. Similarly, a decrease of 1.0 million shares in the number of shares offered by us would result in an as adjusted net tangible book value (calculated as described above) of approximately $         million, or $         per share, and the dilution per share to investors in this offering would be $         per share. The as adjusted information discussed above is illustrative only and will change based on the actual public offering price and other terms of this offering determined at pricing.

The following table summarizes as of March 31, 2014, on an as adjusted basis, the number of common shares issued by us, the book value of the total consideration received by us and the average book value per share received by us from our existing shareholders and by investors participating in this offering, based upon an assumed initial public offering price of $         per share, the mid-point of the estimated price range set forth on the cover page of this prospectus, and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Issued		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing shareholders					$
Investors participating in this offering					$

Total		100.0%		100.0%	$

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth our selected consolidated historical financial information and other data as of the dates and for the periods indicated. The statements of operations data for the three months ended March 31, 2014 and 2013 and the balance sheet data as of March 31, 2014 are derived from our unaudited consolidated condensed financial statements and the related notes thereto included in this prospectus. The statements of operations data for the years ended December 31, 2013, 2012 and 2011 and balance sheet data as of December 31, 2013 and 2012 are derived from our audited consolidated financial statements and the related notes thereto included in this prospectus. The balance sheet data as of March 31, 2013 have been derived from our unaudited consolidated condensed financial statements and the related notes thereto that are not included in this prospectus. The statements of operations data for the years ended December 31, 2010 and 2009 and the balance sheet data as of December 31, 2011, 2010 and 2009 are derived from our unaudited consolidated financial statements and the related notes thereto that are not included in this prospectus. Our unaudited consolidated condensed financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, include all adjustments necessary for a fair presentation of the information set forth therein. These historical results are not necessarily indicative of future results and the unaudited interim results for the three months ended March 31, 2014 are not necessarily indicative of results that may be expected for the full year ending December 31, 2014.

In May 2011, we completed the sale of our GTA business which qualified to be reported as discontinued operations. The gain from the disposal of the GTA business and the results of operations of the GTA business are presented as discontinued operations in our consolidated statements of operations and consolidated statements of cash flows. The assets and liabilities of the GTA business are classified as discontinued operations on our consolidated balance sheets for periods presented prior to such sale.

Our financial statements are prepared in accordance with US GAAP. The following selected consolidated historical financial and other data are qualified in their entirety by reference to, and should be read in conjunction with, our consolidated financial statements and the related notes thereto and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(in millions, except share and per share data)
Statements of Operations Data:
Net revenue	$572	$548	$2,076	$2,002	$2,035	$1,996	$1,981

Costs and expenses:
Cost of revenue	353	333	1,266	1,191	1,211	1,119	1,049
Selling, general and administrative	88	94	396	446	397	393	412
Depreciation and amortization	56	52	206	227	227	210	187

Total costs and expenses	497	479	1,868	1,864	1,835	1,722	1,648

Operating income	75	69	208	138	200	274	333
Interest expense, net	(83)	(82)	(356)	(346)	(364)	(323)	(350)
(Loss) gain on early extinguishment of debt	(5)	—	(49)	6	—	2	313

(Loss) income from continuing operations before income taxes and equity in (losses) earnings of investment in Orbitz Worldwide	(13)	(13)	(197)	(202)	(164)	(47)	296
Provision for income taxes	(10)	(11)	(20)	(23)	(29)	(47)	(23)
Equity in (losses) earnings of investment in Orbitz Worldwide	(4)	2	10	(74)	(18)	(28)	(162)

Net (loss) income from continuing operations	(27)	(22)	(207)	(299)	(211)	(122)	111
(Loss) income from discontinued operations, net of tax	—	—	—	—	(6)	27	(741)
Gain from disposal of discontinued operations, net of tax	—	—	4	7	312	—	—

Net (loss) income	(27)	(22)	(203)	(292)	95	(95)	(630)
Net (income) loss attributable to non-controlling interest in subsidiaries	(2)	—	(3)	—	3	1	(2)

Net (loss) income attributable to the Company	$(29)	$(22)	$(206)	$(292)	$98	$(94)	$(632)

(Loss) income per common share—Basic and Diluted:
Loss per share—continuing operations	$(0.04)	$(0.21)	$(0.37)	$(2.94)	$(2.97)	$(2.02)	$1.83
Income per share—discontinued operations	—	—	0.01	0.07	4.37	0.45	(12.35)
Basic (loss) income per share	$(0.04)	$(0.21)	$(0.36)	$(2.87)	$1.40	$(1.57)	$(10.52)
Weighted average common shares outstanding—Basic and Diluted	791,295,443	101,661,248	569,031,330	101,623,994	70,033,916	60,000,000	60,000,000

	As of March 31,		As of December 31,
	2014	2013	2013	2012	2011	2010	2009
	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$180	$108	$154	$110	$124	$105	$124
Total current assets (excluding cash and cash equivalents and assets of discontinued operations)	380	414	312	322	304	303	265
Assets of discontinued operations	—	—	—	—	—	1,066	1,091
Property and equipment, net	422	402	428	416	431	484	410
Goodwill and other intangible assets, net	1,977	1,994	1,971	2,017	2,110	2,210	2,270
All other non-current assets	230	289	223	291	373	355	192

Total assets	$3,189	$3,207	$3,088	$3,156	$3,342	$4,523	$4,352

Total current liabilities (excluding liabilities of discontinued operations)	806	767	681	695	635	569	538
Liabilities of discontinued operations	—	—	—	—	—	555	526
Long-term debt	3,389	3,861	3,528	3,866	3,771	4,370	4,144
All other non-current liabilities	195	285	190	281	321	257	241

Total liabilities	4,390	4,913	4,399	4,842	4,727	5,751	5,449

Total equity (deficit)	(1,201)	(1,706)	(1,311)	(1,686)	(1,385)	(1,228)	(1,097)

Total liabilities and equity	$3,189	$3,207	$3,088	$3,156	$3,342	$4,523	$4,352

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition for the three months ended March 31, 2014 and 2013 and each of the years ended December 31, 2013, 2012 and 2011 should be read in conjunction with the financial statements and related notes reported in accordance with US GAAP and included elsewhere in this prospectus. The following discussion and analysis includes forward-looking statements that reflect the current view of management and involve risks and uncertainties. Our actual results may differ materially from those contained in any forward-looking statements as a result of factors discussed below and elsewhere in this prospectus, particularly under the headings “Risk Factors” and “Forward-Looking Statements.”

Overview

We are a leading travel commerce platform providing distribution, technology, payment and other solutions for the $7 trillion global travel and tourism industry. We facilitate travel commerce by connecting the world’s leading travel providers, such as airlines and hotel chains, with online and offline travel agencies and other travel buyers in our proprietary B2B travel commerce platform. We processed over $85 billion of travel spending in 2013. Since 2012, we have strategically invested with a focus on redefining our Travel Commerce Platform to address the trends, inefficiencies and unmet needs of all components of the travel value chain.

We have one reporting segment, and we further classify revenue according to its source as either Travel Commerce Platform revenue (comprised of Air and Beyond Air) or Technology Services revenue. For the year ended December 31, 2013, Air, Beyond Air and Technology Services represented 76%, 18% and 6%, respectively, of our net revenue.

Travel Commerce Platform

Our Travel Commerce Platform combines state-of-the-art technology with features, functionality and innovative solutions to address the high-volume and growing transaction processing requirements for the evolving needs of the travel industry.

Air

We provide comprehensive real-time search, pricing, booking, change, payment and integrated itinerary creation for travelers who use the services of online and offline travel agencies for both leisure and business travel. We provide such services to approximately 400 airlines globally, including approximately 85 LCCs. Our access to business travelers, merchandising capabilities and ability to process complex itineraries have attracted and allowed for the full integration of several fast-growing LCCs such as Air Asia, easyJet, Ryanair and Spirit Airlines into our Travel Commerce Platform.

Beyond Air

We have expanded our Travel Commerce Platform with a fast growing portfolio of Beyond Air initiatives. Our Beyond Air portfolio includes hospitality, payment solutions, advertising and other platform services.

For the hospitality sector of the travel industry, we provide innovative distribution and merchandising solutions for hotel, car rental, rail, cruise-line and tour operators. Based on our estimates, we offer the largest inventory of hotel properties on any travel platform in the world via our innovative distribution and merchandising solutions for both chain and independent hotels.

We are an early adopter in automated B2B payments, which we believe are redefining payments from travel agencies to travel providers. eNett’s core offering is a VAN payment solution that automatically generates unique MasterCard numbers used to process payments globally. eNett’s operations currently focus on Asia Pacific and

Europe, and we believe the model is highly scalable. We have expanded beyond the core hospitality sector into air travel, including LCCs, with further opportunities for growth in other sectors of the travel industry. eNett was formed in 2009, and in 2013, eNett settled over 10 million VANs.

In addition to hospitality and payments, we utilize the broad connections and extensive data managed by our Travel Commerce Platform to provide advertising solutions that allow our travel providers to easily and cost-effectively promote upgrades, ancillary products or services, package deals and other offers. We also offer other platform services, including subscription services, processing services, business intelligence data services and marketing-oriented analytical tools, to travel agencies, travel providers and other travel data users.

Technology Services

We provide critical hosting solutions to airlines, such as pricing, shopping, ticketing, ground handling and other services, enabling them to focus on their core business competencies and reduce costs. We also host and manage reservations, inventory management and other related critical systems for Delta Air Lines and in May 2014, we signed a new long-term agreement to continue to run the system infrastructure for the Delta platform in our Atlanta data center. In addition, we own 51% of InterGlobe, an application development services provider used for internal and external software development based in New Delhi, India that is used for both internal and external software development.

Management Performance Metrics

Our management team monitors the performance of our operations against our strategic objectives. We assess our performance using both financial and non-financial measures. See “Prospectus Summary—Summary Consolidated Historical Financial and Other Data.” As a Travel Commerce Platform, we measure performance primarily on the basis of increases in both Reported Segments and RevPas. Travel Commerce Platform RevPas is computed by dividing Travel Commerce Platform revenue by the total number of Reported Segments. Travel Commerce Platform revenue is generated from a wide portfolio of products and services, including traditional air bookings, ancillaries, hospitality, payment solutions, advertising and other platform services. We place limited reliance and emphasis on traditional publically reported Marketing Information Data Tapes (“MIDT”) air booking share metrics as they do not appropriately reflect the profitability of our expanded Travel Commerce Platform. Our operating decisions give priority to maximizing our profitability rather than gaining MIDT share of air bookings.

Factors Affecting Our Results of Operations

Factors Affecting Our Industry Generally

Factors affecting our industry generally and our results of operations include:

•	Macroeconomic and Travel Industry Conditions: Our business model is primarily transaction based and is not based on end-user pricing. Our business and results of operations are, therefore, dependent upon travel volumes, particularly air passengers, and, to an increasing degree, non-air travel volumes, that are affected by general macroeconomic conditions. These conditions include the rate of growth in GDP, the availability and cost of consumer finance, interest and exchange rates, unemployment levels, fuel prices and terrorism, as well as other factors that may affect the travel and tourism industry. The overall impact on the travel and tourism industry of these and other factors can also be influenced by travelers’ perception of, and reaction to, the scope, severity and timing of such conditions. The travel industry has historically shown strong and resilient growth, typically outperforming general macroeconomic performance. Based on IATA Traffic data, scheduled air passenger volume growth has outperformed global GDP growth by approximately two times since 2004.

•

Pricing Trends for Air Travel Distribution: In recent years, the airline industry, especially in the United States and Europe, has undergone a rapid wave of consolidation, resulting in capacity moderation and increased pricing power for airlines. Airlines around the world also are addressing factors such as increased fuel and labor and operating costs, which are putting pressure on their margins. Although network airlines are focused on reducing overhead costs such as the cost of distribution through a traditional GDS, they are also looking for ways to increase their yield through sales of ancillaries, sales to higher-yield passengers, such as business travelers, and growing the number of higher value bookings outside of their home markets. Our Travel Commerce Platform enables airlines to substantially increase their distribution reach through away bookings, which we price at a premium to home bookings. As this part of our business grows, our financial performance will benefit. Our Travel Commerce Platform offers a broad portfolio of value-added functionalities that enables airlines to effectively pursue these revenue enhancing initiatives. The ability of our platform to add this value is unique in the indirect distribution channel, which allows us to enter into value-linked pricing of airline contracts that shift the focus of the negotiation away from cost and onto value creation. As a result, we have been able to grow our RevPas over the last two years even when traditional GDS air segment fees have been under pressure.

We believe that securing the content of the world’s leading airlines is value-enhancing for our Travel Commerce Platform, and as a result, we have entered into full content agreements with an increasing number of airlines over recent years. We have full content or distribution parity agreements with approximately 110 airlines, including LCCs, worldwide. These agreements accounted for 74% of our Air revenue for the year ended December 31, 2013. We offer airlines a discount for giving us access to this content. Contracts with airlines that do not provide us with this preferential access include terms that generally allow us to increase segment fees on thirty days notice. The mix of types of airline agreements on our Travel Commerce Platform will continue to impact our revenue. Our value-based pricing model has been instrumental in driving RevPas growth in recent years.

Travel agency commissions constitute a large portion of our operating costs and continue to increase due to competitive factors. As experienced in recent years, we expect to stem the average rate of increase in commissions as a result of the industry leading features, functionality and innovative solutions offered on our Travel Commerce Platform.

•	Increasing Expansion and Importance of LCCs: Over the past decade, LCCs have become a substantial segment of the air travel industry, generating additional demand for air travel through low fares. LCCs have continued to grow, with LCCs’ share of global air travel volume expected to increase from 17% of revenue passenger kilometers in 2012 to 21% of revenue passenger kilometers by 2032, according to Airbus. LCCs have traditionally relied on direct distribution, but are now increasingly targeting the indirect channel to support their future growth aspirations and expand their offering into higher yield markets and to higher yield customers.

Increasingly, we believe that LCCs desire to grow their away bookings, reach leisure travelers seeking complex itineraries typically booked through travel agencies and increase their access to business travelers that use corporate booking tools accessible through GDSs. In addition, we believe that LCCs desire to sell their products, including ancillaries, through the indirect channel in the same manner they sell through the direct channel. Unlike a traditional GDS, we provide XML connectivity and merchandising capabilities, and, therefore, believe we are a natural partner for LCCs. Our access to business travelers, merchandising capabilities and ability to process complex itineraries have attracted and allowed for the full integration of several prominent and fast-growing LCCs such as AirAsia, easyJet, Ryanair and Spirit Airlines into our fully integrated Travel Commerce Platform.

•	Consolidations Within the Airline Industry: The airline industry has experienced consolidation. Examples include the merger between Delta Air Lines and Northwest Airlines in 2008, the merger between United Airlines and Continental Airlines in 2010, the merger between British Airways and Iberia in 2011 and the merger between American Airlines and US Airways in 2013. Further consolidation among airlines could increase our customer concentration, reduce airline seat capacity and increase the negotiating ability of airline travel providers.

We have been impacted by consolidations within the airline industry in the past. As a result of the merger of United Airlines with Continental Airlines in 2010, we discontinued servicing the United Airlines reservation system in March 2012 as they migrated to the Continental Airlines system. United Airlines, the surviving airline in the merger between United Airlines and Continental Airlines, remains a full content travel provider on our Travel Commerce Platform.

•	Growing Demand for Improved Distribution in the Fragmented Hotel Industry: The hotel industry remains highly fragmented, with the top ten global hotel chains representing less than 20% of room revenue in every region except North America, Australasia and the Middle East and Africa, according to Euromonitor International. The majority of hotels that currently distribute through traditional GDSs consist of large chain hotels that represent a small percentage of total hotel inventory. Independent hotels, as well as small and mid-size chain hotels, have been historically left outside of the traditional GDS distribution channel primarily due to technology connectivity issues. Developments in technology and the ability to aggregate hotel content from OTAs through meta-search technology, however, have created a significant opportunity for growth in this area of distribution, including targeting business travelers. We have already seen the impact of these trends through the growth in our hotel bookings and believe we are well positioned to meet the growing needs of independent hotels and small- to medium-sized chain hotels through our specifically tailored technology solutions.

•	Growth in Technology Enabled B2B Payment Solutions: Traditionally, travel payments from travel agencies to travel providers have been settled through a variety of methods, such as cash, EFTs, corporate cards, lodge cards and other methods. All of these traditional payment methods bear numerous inefficiencies as well as significant credit-related and fraud-related risks that are costly and time consuming leaving a “white space” for an alternative innovative model, such as VANs.

Growth in technology enabled B2B payment solutions benefits us directly through our majority ownership of eNett. In 2013, we settled over 10 million VANs, representing an approximately 230% increase from 2012. We expect eNett to rapidly increase its penetration rate in the travel industry and continue to increase its share of our revenue growth.

Factors Affecting the Company

Factors affecting our results of operations, but not necessarily our entire industry, include:

•	Geographic Mix: Our geographically dispersed footprint helps insulate us from particular country or regional instability, allows for optimal IT efficiency and enhances our value proposition to travel providers. We are well positioned to capture higher value business from travel providers operating in away markets, which results in higher per transaction revenue for both us and the travel providers we serve. The table below sets forth revenue by region for our Travel Commerce Platform for the years ended December 31, 2013, 2012 and 2011:

	Year Ended December 31,
(in $ millions)	2013	2012	2011
Asia Pacific	$369	$336	$323
Europe	596	549	535
Latin America and Canada	86	77	73
Middle East and Africa	277	270	257

International	1,328	1,232	1,188
United States	631	642	672

Travel Commerce Platform	$1,959	$1,874	$1,860

We expect some of the regions in which we currently operate, such as Asia Pacific, Latin America and the Middle East, to experience growth in travel that is greater than the global average due to factors such as economic growth and a growing middle class, while more mature regions, such as the United States, remain stable. As these emerging travel regions may grow at a higher rate than mature regions, the geographic distribution of our revenue may similarly shift.

•	Customer Mix: We believe our customer mix is broadly diversified, supporting our stable and recurring business model with high revenue visibility. We provide air distribution services to approximately 400 airlines globally, including approximately 85 LCCs. In addition, we serve numerous Beyond Air travel providers, including approximately 580,000 hotel properties (of which approximately 480,000 are independent hotel properties), approximately 35,000 car rental locations and 55 cruise-line and tour operators. We aggregate travel content across approximately 67,000 travel agency locations representing 234,000 online and offline travel agency terminals worldwide, which in turn serve millions of end consumers globally. None of our travel buyers or travel providers accounted for more than 10% of our revenue for the year ended December 31, 2013.

In general, our business is characterized by multi-year travel provider and travel agency contracts. In 2013, we had 33 planned airline contract renewals, and we successfully renewed all such contracts. We currently have 38 and 43 planned airline contract renewals in 2014 and 2015, respectively. Travel agency contracts representing approximately 23%, 22%, 11% and 44% of 2013 revenue are up for renewal in 2014, 2015, 2016 and beyond, respectively. We did not lose any material travel buyer contract in the last three years. We cannot guarantee that we will be able to renew our travel provider or travel agency agreements in the future on favorable economic terms, or at all.

•	Renegotiated Legacy Contracts: Orbitz Worldwide is currently the largest travel agency on our Travel Commerce Platform, accounting for 7%, 8% and 8% of our net revenue in the years ended December 31, 2013, 2012 and 2011, respectively. In February 2014, we entered into a new long-term agreement under which Orbitz Worldwide will use our services in the United States and other countries. Under the new agreement, which replaced our existing agreement with Orbitz Worldwide, we will pay incremental benefits in 2014 and further increased fees in later years for each air, car and hotel segment. In addition, Orbitz Worldwide will receive wider flexibility to use traditional GDS providers for services beginning in 2015. In exchange for the enhanced payments, Orbitz Worldwide agreed to generate a minimum specified book of business through our Travel Commerce Platform and pay a shortfall payment if the minimum volume is not met. Due to the increase in payments payable to Orbitz Worldwide under the new agreement, we expect a negative impact on our 2014 cash flow and no impact to our 2014 Adjusted EBITDA. From 2015 onwards, the combination of increased payments and greater flexibility for Orbitz Worldwide will have a greater negative effect on both our earnings and cash flow.

In May 2014, we restructured and extended our Technology Services relationship with Delta Air Lines. Delta Air Lines will reacquire the data and intellectual property rights central to its passenger service and flight operations systems. We will continue to run the systems infrastructure and hosting for the Delta Air Lines platform in our Atlanta data center on our hardware and with our systems monitoring and support. We will see a reduction in both revenue and costs, effective July 1, 2014, when we transition approximately 175 employees to Delta Air Lines, and we estimate there will be a minor impact to our Adjusted EBITDA in 2015.

•	Seasonality: Our revenue can experience seasonal fluctuations, reflecting seasonal demand trends for the products and services we offer. These trends generally cause our revenue to be higher in the first and second quarters as compared to the third and fourth quarters of the calendar year. Revenue typically peaks during these times as travelers plan and book their upcoming spring and summer travel.

•	Foreign Exchange Fluctuations: We are exposed to movements in currency exchange rates that impact our operating results. While substantially all of our revenue is denominated in US dollars, a portion of our operating cost base, primarily commissions, is transacted in non-U.S. dollar currencies (principally, the British pound, euro and Australian dollar), and a portion of our debt is euro denominated. See “—Quantitative and Qualitative Disclosure About Market Risks.”

•

Sale of GTA Business: In May 2011, we completed the sale of our GTA business which qualified to be reported as discontinued operations. The gain from the disposal of the GTA business and the results of operations of the GTA business are presented as discontinued operations in our consolidated statements of operations and consolidated statements of cash flows.

Components of Revenue and Expenses

Revenue Model

Travel Commerce Platform

•	Transaction Volume Model: This is our core model and is used broadly across our Travel Commerce Platform. The fee we charge per segment is not dependent on the transaction value of the segment, but is affected by other factors such as whether the booking was made in the travel providers’ home market or in an away market. We also receive revenue for cancellations of bookings previously made on our system and when tickets are issued by us that were originally booked on an alternative system. Revenue for air travel reservations is recognized at the time of the booking, net of estimated cancellations. Revenue for car and hotel reservations in Beyond Air is recognized upon fulfillment of the reservation.

•	Transaction Value Model: eNett earns revenue as a percentage of total transaction value in the form of interchange fees payable by banks. Revenue is recognized when the payment is processed.

•	Subscription Fee Model: We collect subscription fees from travel agencies, internet sites and other subscribers to access the applications on our Travel Commerce Platform, including providing the ability to access schedule and fare information, book reservations and issue tickets. Revenue is recognized when the services are performed.

Technology Services

We collect fees, generally on a monthly basis under long-term contracts, for providing critical hosting solutions and other services to airlines such as pricing, shopping, ticketing, ground handling and other solutions. Revenue is recognized when the services are performed.

Cost of Revenue

Cost of revenue consists primarily of:

•	Commissions: Payments or other consideration to travel agencies and NDCs for reservations made on our Travel Commerce Platform that accrue on a monthly basis. Commissions are provided in two ways depending on the terms of the contract: (i) variable per segment on a periodic basis over the term of the contract and (ii) upfront at the inception or modification of contracts, which is capitalized and amortized over the expected life of the contract and includes customer loyalty payments. The variable and amortized portion of the upfront incentive consideration is recorded to cost of revenue. Cost of revenue also includes incentive considerations to travel agencies and bank service charges for eNett.

•	Technology Costs: The direct technology costs related to revenue production, consisting of the maintenance and development costs for the mainframes, servers and software that is the shared infrastructure used to run our Travel Commerce Platform and Technology Services. Such costs consist of:

•	service contracts with IBM, Cisco and other technology service providers, including on-site around-the-clock support for computer equipment and the cost of software licenses used to run our Travel Commerce Platform and our data center;

•	other operating costs associated with running our Travel Commerce Platform, including facility and other running costs of our data center;

•	telecommunication and technology costs related to maintaining the networks between us and our travel providers and our hosting solutions; and

•	salaries and benefits paid to employees for the development, delivery and implementation of software; the maintenance of mainframes, servers and software used in our data center; and customer support, including call center operations.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of (i) workforce-related expenses for sales, finance, legal, human resources and administrative support employees and (ii) non-workforce expenses, including accounting, tax and other professional services fees, legal related costs, bad debt expense and other miscellaneous items.

Depreciation and Amortization

Depreciation and amortization consists of depreciation expense on property and equipment and amortization expense on certain intangible assets. Property and equipment is primarily comprised of internally developed software, purchased software licenses and computer equipment. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Definite-lived intangible assets are amortized, and such assets relate to customer and vendor contracts acquired in the sale of Travelport to Blackstone in 2006 and from our acquisition of Worldspan in 2007. Amortization is computed using the straight-line method over the estimated useful lives of the assets, unless another method is more appropriate.

Interest Expense, net

Interest expense, net is primarily comprised of (i) interest expense on our borrowings, financial expense on hedging derivatives and the amortization of deferred financing fees, less (ii) financial income received from our hedging derivatives and interest earned from short-term investments and bank deposits, plus / less (iii) the change in the fair value of derivatives that do not qualify for hedge accounting.

(Loss) Gain on Early Extinguishment of Debt

(Loss) gain on early extinguishment of debt is primarily comprised of (i) loss on extinguishment of debt, (ii) unamortized debt finance costs and debt discounts written-off and (iii) early repayment penalties related to our financial arrangements.

Provision of Income Taxes

Our tax provision differs significantly from the U.S. Federal statutory rate primarily as a result of (i) being subject to income tax in numerous non-U.S. jurisdictions with varying income tax rates, (ii) a valuation allowance established in the US due to the historical losses in that jurisdiction, and (iii) certain expenses that are not deductible for tax or do not secure an effective tax deduction under the relevant jurisdictions.

Equity in Earnings (Losses) of Investment in Orbitz Worldwide

We record earnings (losses) in relation to our proportional share of ownership of Orbitz Worldwide. As of March 31, 2014, we had a 44% ownership interest in Orbitz Worldwide. On May 29, 2014, our ownership interest in Orbitz Worldwide was reduced to approximately 37% after we consummated an underwritten public offering of shares of Orbitz Worldwide.

Results of Operations

Three Months Ended March 31, 2014 compared to Three Months Ended March 31, 2013

	Three Months Ended March 31,		Change
(in $ millions)	2014	2013	$	%
Net revenue	$572	$548	24	4

Costs and expenses
Cost of revenue	353	333	20	6
Selling, general and administrative	88	94	(6)	(6)
Depreciation and amortization	56	52	4	6

Total costs and expenses	497	479	18	4

Operating income	75	69	6	9
Interest expense, net	(83)	(82)	(1)	(1)
Loss on extinguishment of debt	(5)	—	(5)	*

Loss before income taxes and equity in (losses) earnings of investment in Orbitz Worldwide	(13)	(13)	—	—
Provision for income taxes	(10)	(11)	1	6
Equity in (losses) earnings of investment in Orbitz Worldwide	(4)	2	(6)	*

Net loss	$(27)	$(22)	(5)	(23)

*	Not meaningful

Net Revenue

Net revenue is comprised of:

	Three Months Ended March 31,		Change
(in $ millions)	2014	2013	$	%
Air	$445	$428	17	4
Beyond Air	97	89	8	9

Travel Commerce Platform	542	517	25	5
Technology Services	30	31	(1)	(1)

Net revenue	$572	$548	24	4

For the three months ended March 31, 2014, net revenue increased by $24 million, or 4%, compared to the three months ended March 31, 2013. This increase was primarily driven by an increase in Travel Commerce Platform revenue of $25 million, or 5%.

Travel Commerce Platform

The table below sets forth Travel Commerce Platform RevPas and Reported Segments:

	Three Months Ended March 31,		Change
	2014	2013	$	%
Travel Commerce Platform RevPas (in $)	$5.61	$5.47	0.14	3
Reported Segments (in millions)	97	95	2	2

The increase in Travel Commerce Platform revenue of $25 million, or 5%, was due to a $17 million, or 4%, increase in our Air revenue and an $8 million, or 9%, increase in our Beyond Air revenue. Overall, there was a 3% increase in Travel Commerce Platform RevPas and a 2% increase in Reported Segments.

Our Travel Commerce Platform continues to benefit from growth in Air revenue and Beyond Air revenue. The value of transactions processed on the Travel Commerce Platform increased to $22.9 billion for the three months ended March 31, 2014 from $22.6 billion for the three months ended March 31, 2013. We issued 32 million airline tickets in each period and our percentage of Air segment revenue from away bookings increased to 64% from 63%. We increased our hospitality segments per 100 airline tickets issued to 37 from 36 and we increased our hotel rooms nights sold to 15 million from 14 million, our car rental days sold to 19 million from 17 million and our eNett VANs settled to 3.1 million from 2.2 million.

The table below sets forth Travel Commerce Platform revenue by region:

	Three Months Ended March 31,		Change
(in $ millions)	2014	2013	$	%
Asia Pacific	$101	$94	7	7
Europe	178	164	14	8
Latin America and Canada	23	22	1	4
Middle East and Africa	72	70	2	3

International	374	350	24	7
United States	168	167	1	—

Travel Commerce Platform	$542	$517	25	5

The table below sets forth Reported Segments and RevPas by region:

	Segments (in millions)				RevPas (in $)
	Three Months Ended March 31,		Change		Three Months Ended March 31,		Change
	2014	2013		%	2014	2013	$	%
Asia Pacific	16	15	1	3	$6.71	$6.43	0.28	4
Europe	25	24	1	5	6.97	6.78	0.19	3
Latin America and Canada	4	4	—	3	5.75	5.71	0.04	1
Middle East and Africa	10	10	—	3	7.12	7.10	0.02	—

International	55	53	2	4	6.84	6.66	0.18	3
United States	42	42	—	(1)	4.01	3.97	0.04	1

Travel Commerce Platform	97	95	2	2	$5.61	$5.47	0.14	3

International

Our International Travel Commerce Platform revenue increased $24 million, or 7%, due to a 4% increase in Reported Segments and a 3% increase in RevPas. The RevPas increase across the regions was a result of growing our ancillary Air revenue, including our premium functionality services, and Beyond Air offerings, including growth in payment solutions, hospitality and advertising. Our International Travel Commerce Platform revenue as a percentage of Total Travel Commerce Platform revenue increased from 68% for the three months ended March 31, 2013 to 69% for the three months ended March 31, 2014.

Asia Pacific

Revenue in Asia Pacific increased $7 million, or 7%, due to a 3% increase in Reported Segments and a 4% increase in RevPas. Reported Segments increased primarily due to increased segments in South Korea and Australia. RevPas increased due to Beyond Air growth, including increased revenue from eNett.

Europe

Revenue in Europe increased $14 million, or 8%, due to a 5% increase in Reported Segments and a 3% increase in RevPas. Reported Segments increased primarily due to increased segments in Western Europe, with strong growth in the United Kingdom, Italy and Greece. RevPas increased due to Beyond Air growth, including increased revenue from eNett.

Latin America and Canada

Revenue in Latin America and Canada increased $1 million, or 4%, due to a 3% increase in Reported Segments and a 1% increase in RevPas. Reported Segments increased due to continued expansion of our content offerings in Canada.

Middle East and Africa

Revenue in the Middle East and Africa increased $2 million, or 3%, due to a 3% increase in Reported Segments, with RevPas remaining flat. Reported Segments increased due to growth in volumes in the Middle East.

United States

Revenue in the United States increased $1 million, or less than 1%, primarily due to a 1% increase in RevPas with minor increases in both Air and Beyond Air revenue.

Technology Services

Technology Services revenue decreased by $1 million, or 1%, due to a decline in revenue from our development operations.

Cost of Revenue

Cost of revenue is comprised of:

	Three Months Ended March 31,		Change
(in $ millions)	2014	2013	$	%
Commissions	$277	$258	19	7
Technology costs	76	75	1	1

Cost of revenue	$353	$333	20	6

Cost of revenue increased by $20 million, or 6%, primarily as a result of a $19 million, or 7%, increase in commission costs. Commissions paid to travel agencies increased due to a 5% increase in travel distribution cost per segment, a 2% increase in Reported Segments and incremental commission costs from our payments business. Commissions include amortization of customer loyalty payments of $18 million and $14 million for the three months ended March 31, 2014 and 2013, respectively. Technology costs across the shared infrastructure that runs our Travel Commerce Platform and Technology Services increased by $1 million, or 1%.

Selling, General and Administrative (SG&A)

SG&A is comprised of:

	Three Months Ended March 31,		Change
(in $ millions)	2014	2013	$	%
Workforce	$75	$75	—	—
Non-workforce	11	13	(2)	(15)

Sub-total	86	88	(2)	(2)
Non-core corporate costs	2	6	(4)	(67)

SG&A	$88	$94	(6)	(6)

SG&A expenses decreased by $6 million, or 6%, during the three months ended March 31, 2014 compared to March 31, 2013. SG&A expenses include $2 million and $6 million charges for the three months ended March 31, 2014 and 2013, respectively, for non-core corporate costs that are removed from Adjusted EBITDA. Excluding these items, our SG&A expenses for the three months ended March 31, 2014 compared to the three months ended March 31, 2013 decreased by $2 million, or 2%. Workforce expenses, which include the wages and benefits of our selling, marketing, advertising, finance and legal personnel remained flat. Non-workforce expenses, which include costs of finance and legal professional fees, communications, marketing and foreign exchange related costs, decreased by $2 million, or 15%.

Non-core corporate costs of $2 million and $6 million for the three months ended March 31, 2014 and 2013, respectively, represent costs related to strategic transactions and restructurings, equity-based compensation, certain legal and related costs and foreign currency gains and losses related to euro denominated debt and derivatives. The decrease of $4 million is due to a $10 million reduction in legal and related costs, offset by a $4 million lower unrealized foreign exchange gain on euro denominated debt and derivatives and a $2 million increase in corporate costs.

Depreciation and Amortization

Depreciation and amortization is comprised of:

	Three Months Ended March 31,		Change
(in $ millions)	2014	2013	$	%
Depreciation on property and equipment	$37	$32	5	16
Amortization of acquired intangible assets	19	20	(1)	(5)

Total depreciation and amortization	$56	$52	4	6

Total depreciation and amortization increased by $4 million, or 6%. Depreciation on property and equipment increased $5 million primarily due to a higher capitalized cost of internally developed software as we continued to develop our systems to enhance our Travel Commerce Platform. Amortization of acquired intangible assets decreased by $1 million as the useful lives expired on a portion of the assets acquired on the sale of Travelport to Blackstone in 2006 and the acquisition of Worldspan in 2007.

Interest Expense, Net

Interest expense, net, increased by $13 million due to higher effective interest rates on our debt, offset by a $12 million reduction due to the extinguishment of payment-in-kind (“PIK”) term loans, both of which resulted from our comprehensive refinancing and exchange offer transactions in the second quarter of 2013.

Loss on Extinguishment of Debt

During the three months ended March 31, 2014, we cancelled $135 million of our senior subordinated notes, which resulted in a loss on extinguishment of debt of $5 million.

Provision for Income Taxes

Our tax provision differs significantly from the U.S. Federal statutory rate primarily as a result of (i) being subject to income tax in numerous non-U.S. jurisdictions with varying income tax rates, (ii) a valuation allowance established in the US due to the historical losses in that jurisdiction, and (iii) certain expenses that are not deductible for tax or do not secure an effective tax deduction under the relevant jurisdictions.

Equity in (Losses) Earnings of Investment in Orbitz Worldwide

Our share of equity in losses (earnings) of investment in Orbitz Worldwide was $4 million for the three months ended March 31, 2014 compared to earnings of $2 million for the three months ended March 31, 2013. These (losses) earnings reflect our 44% (46% in 2013) ownership interest in Orbitz Worldwide.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

	Year Ended December 31,		Change
(in $ millions)	2013	2012	$	%
Net revenue	$2,076	$2,002	74	4

Costs and expenses:
Cost of revenue	1,266	1,191	75	6
Selling, general and administrative	396	446	(50)	(11)
Depreciation and amortization	206	227	(21)	(9)

Total costs and expenses	1,868	1,864	4	—

Operating income	208	138	70	51
Interest expense, net	(356)	(346)	(10)	(3)
(Loss) gain on early extinguishment of debt	(49)	6	(55)	*

Loss from continuing operations before income taxes and equity in earnings (losses) of investment in Orbitz Worldwide	(197)	(202)	5	2
Provision for income taxes	(20)	(23)	3	11
Equity in earnings (losses) of investment in Orbitz Worldwide	10	(74)	84	*

Net loss from continuing operations	(207)	(299)	92	31
Gain from disposal of discontinued operations, net of tax	4	7	(3)	(34)

Net loss	$(203)	$(292)	89	30

*	Not meaningful

Net Revenue

Net revenue is comprised of:

	Year Ended December 31,		Change
(in $ millions)	2013	2012	$	%
Air	$1,588	$1,548	40	3
Beyond Air	371	326	45	14

Travel Commerce Platform	1,959	1,874	85	5
Technology Services	117	128	(11)	(9)

Net revenue	$2,076	$2,002	74	4

For the year ended December 31, 2013, net revenue increased by $74 million, or 4%, compared to the year ended December 31, 2012. This increase was driven by an increase in Travel Commerce Platform revenue of $85 million, or 5%, offset by a decrease of $11 million, or 9%, in Technology Services revenue.

As a result of the merger of United Airlines and Continental Airlines, we discontinued servicing the United Airlines reservation system in March 2012 when they migrated to the Continental Airlines system. United Airlines, the surviving airline in the merger between United Airlines and Continental Airlines, remains a full content travel provider on our Travel Commerce Platform. In 2012, the MSA with United contributed $19 million to Technology Services revenue and $8 million to Travel Commerce Platform revenue. Excluding the impact of the loss of the United Airlines MSA, Net revenue would have increased by $101 million, or 5%, with a $93 million increase in Travel Commerce Platform revenue and an $8 million increase in Technology Services revenue.

Travel Commerce Platform

The table below sets forth Travel Commerce Platform RevPas and Reported Segments:

	Year Ended December 31,		Change
	2013	2012		%
Travel Commerce Platform RevPas (in $)	$5.60	$5.40	$0.20	4
Reported Segments (in millions)	350	347	3	1

The increase in Travel Commerce Platform revenue of $85 million, or 5%, was due to a $40 million, or 3%, increase in Air revenue and a $45 million, or 14%, increase in Beyond Air revenue. Overall, there was a 4% increase in Travel Commerce Platform RevPas and a 1% increase in Reported Segments. Excluding the loss of the MSA with United Airlines, Air revenue would have increased by $48 million, or 3%. The loss of the MSA with United Airlines did not impact Beyond Air revenue.

Our Travel Commerce Platform continues to benefit from growth in Air revenue and Beyond Air revenue. The value of transactions processed on the Travel Commerce Platform increased to $87.7 billion for the year ended December 31, 2013 from $85.3 billion for the year ended December 31, 2012. We increased our airline tickets sold to 120 million from 116 million and our percentage of Air segment revenue from away bookings increased to 62% from 60%. We increased our hospitality segments per 100 airline tickets issued to 41 from 40 and we increased our hotel rooms nights sold to 61 million from 58 million, our car rental days sold to 76 million from 72 million and our eNett VANs settled to 10.6 million from 3.2 million.

The table below sets forth Travel Commerce Platform revenue by region:

	Year Ended December 31,		Change
(in $ millions)	2013	2012	$	%
Asia Pacific	$369	$336	33	10
Europe	596	549	47	9
Latin America and Canada	86	77	9	12
Middle East and Africa	277	270	7	3

International	1,328	1,232	96	8
United States	631	642	(11)	(2)

Travel Commerce Platform	$1,959	$1,874	85	5

The table below sets forth Reported Segments and RevPas by region:

	Segments (in millions)				RevPas (in $)
	Year Ended December 31,		Change		Year Ended December 31,		Change
	2013	2012		%	2013	2012	$	%
Asia Pacific	56	54	2	4	$6.58	$6.21	0.37	6
Europe	85	82	3	4	6.96	6.67	0.29	5
Latin America and Canada	15	13	2	14	5.88	6.02	(0.14)	(2)
Middle East and Africa	39	39	—	—	7.15	6.98	0.17	3

International	195	188	7	4	6.81	6.55	0.26	4
United States	155	159	(4)	(3)	4.07	4.03	0.04	1

Travel Commerce Platform	350	347	3	1	$5.60	$5.40	0.20	4

International

Our International Travel Commerce Platform revenue increased $96 million, or 8%, due to a 4% increase in Reported Segments and a 4% increase in RevPas. The RevPas increase across the regions was a result of growing our ancillary Air revenue, hospitality and advertising revenue and an approximately 230% increase in eNett VANs settled. Our International Travel Commerce Platform revenue as a percentage of Total Travel Commerce Platform revenue increased from 66% for the year ended December 31, 2012 to 68% for the year ended December 31, 2013.

Asia Pacific

Revenue in Asia Pacific increased $33 million, or 10%, due to a 4% increase in Reported Segments and a 6% increase in RevPas. Reported Segments increased by 2 million primarily due to strong volume growth of 23% in Australia driven by the increase in seats sold on Virgin Australia, partially offset by declining volumes in India primarily as a result of Kingfisher Airlines ceasing operations in October 2012. RevPas growth of 6% was primarily due to growth in our Beyond Air business due to increased revenue at eNett.

Europe

Revenue in Europe increased $47 million, or 9%, due to a 4% increase in Reported Segments and a 5% increase in RevPas. Reported Segment growth was particularly strong in Eastern Europe with 2 million incremental segments booked in Russia and the Ukraine. RevPas growth of 5% was primarily driven by an increase in higher yielding away segments and an increase in revenue from eNett.

Latin America and Canada

Revenue in Latin America and Canada increased $9 million, or 12%, due a 14% increase in Reported Segments, partially offset by a 2% decrease in RevPas. Reported Segments increased by 2 million primarily due to higher volumes in Canada resulting from the expansion of our Air Canada content offerings. The 2% decrease in RevPas was driven by the change in mix of volumes among our travel providers.

Middle East and Africa

Revenue in the Middle East and Africa increased $7 million, or 3%, due to a 3% increase in RevPas, with Reported Segments remaining constant. Growth in volumes in Africa were offset by declines in the Middle East. RevPas growth of 3% was primarily driven by an increase in higher yielding away segments.

United States

Revenue in the United States decreased $11 million, or 2%, due to a 3% decrease in Reported Segments, partially offset by a 1% increase in RevPas. The 3% decrease in Reported Segments was primarily due to the loss of 2 million segments booked through the United Airlines hosting system, which we no longer host as United Airlines now uses the system previously used by Continental Airlines. Excluding the impact of the loss of the United Airlines MSA, revenue in the United States would have decreased by $3 million.

Technology Services

Technology Services revenue decreased by $11 million, or 9%, primarily as a result of the loss of $19 million as a result of the loss of hosting revenue earned in 2012 through the MSA with United Airlines. Excluding the loss of the loss of the MSA with United Airlines, Technology Services revenue would have increased by $8 million, or 7%, primarily as a result of an increase in third-party revenue from our development operations.

Cost of Revenue

Cost of revenue is comprised of:

	Year Ended December 31,		Change
(in $ millions)	2013	2012	$	%
Commissions	$978	$919	59	6
Technology costs	288	272	16	6

Cost of revenue	$1,266	$1,191	75	6

Cost of revenue increased by $75 million, or 6%, as a result of a $59 million, or 6%, increase in commission costs and a $16 million, or 6%, increase in technology costs. Commissions paid to travel agencies increased due to a 1% increase in Reported Segments, a 3% increase in travel distribution costs per segment and incremental commission costs for eNett. Commissions include amortization of customer loyalty payments of $63 million in 2013 and $62 million in 2012. Technology costs across the shared infrastructure that runs our Travel Commerce Platform and Technology Services increased by $16 million, or 6%. This increase was due to the continued expansion of our operations and investment in technology to meet the increased processing capacity required to operate our Travel Commerce Platform. Excluding the impact of the loss of the United Airlines MSA, cost of revenue would have increased by $81 million, or 7%.

Selling, General and Administrative (SG&A)

SG&A is comprised of:

	Year Ended December 31,		Change
(in $ millions)	2013	2012	$	%
Workforce	$294	$285	9	3
Non-Workforce	62	71	(9)	(13)

Sub-total	356	356	—	—
Non-core corporate costs	40	90	(50)	(56)

SG&A	$396	$446	(50)	(11)

SG&A expenses decreased by $50 million, or 11%. SG&A expenses for the years ended December 31, 2013 and 2012 include $40 million and $90 million charges, respectively, for non-core corporate costs that are removed from Adjusted EBITDA. Excluding these items, our SG&A expenses remained flat. Workforce expenses, which include wages and benefits of our selling, marketing, advertising, finance and legal personnel, increased by $9 million, or 3%, primarily as a result of a 1% increase in headcount and an increase in merit pay. Non-Workforce expenses decreased by $9 million, or 13%, primarily as a result of a reduction in legal costs and outsourced customer support costs.

Non-core corporate costs represents costs related to strategic transactions and restructurings, equity-based compensation, legal and related costs and foreign currency gains (losses) related to our euro denominated debt and derivatives. Non-core corporate costs decreased by $50 million in 2013, primarily as a result of a $41 million reduction in litigation costs and a $12 million reduction in other non-core corporate costs.

Depreciation and Amortization

Depreciation and amortization is comprised of:

	Year Ended December 31,		Change
(in $ millions)	2013	2012	$	%
Depreciation of property and equipment	$126	$145	(19)	(13)
Amortization of acquired intangible assets	80	82	(2)	(2)

Total Depreciation and Amortization	$206	$227	(21)	(9)

Total depreciation and amortization decreased by $21 million, or 9%. Depreciation of property and equipment decreased $19 million primarily due to assets that were acquired in 2007 in connection with our acquisition of Worldspan reaching the end of their five year useful life. Amortization of acquired intangible assets decreased by $2 million, as the useful lives expired on a portion of the assets acquired on the sale of Travelport to Blackstone in 2006 and the acquisition of Worldspan in 2007.

Interest Expense, Net

Interest expense, net, increased by $10 million, or 3%, primarily due to higher effective interest rates on our debt, offset by a reduction in debt due to the extinguishment of our PIK term loans in 2013.

(Loss) Gain on Early Extinguishment of Debt

During 2013, we amended our senior secured credit agreement, repaid dollar denominated term loans under our senior secured credit agreement and refinanced senior notes resulting in a $49 million loss on extinguishment of debt comprised of $39 million of unamortized debt finance costs written-off, $5 million of unamortized debt discount written-off and $5 million of early repayment penalty.

During 2012, we repurchased $26 million of euro and dollar denominated senior notes at a discount, resulting in a $6 million gain from early extinguishment of debt.

Provision for Income Taxes

Our tax provision differs significantly from the U.S. Federal statutory rate primarily as a result of (i) being subject to income tax in numerous non-US jurisdictions with varying income tax rates, (ii) a valuation allowance established due to forecasted losses in certain jurisdictions and (iii) certain expenses that are not deductible for tax or do not secure an effective deduction in the relevant jurisdiction.

Equity in Earnings (Losses) of Investment in Orbitz Worldwide

Our share of equity in earnings (losses) of investment in Orbitz Worldwide was $10 million for the year ended December 31, 2013 compared to $(74) million for the year ended December 31, 2012. These earnings (losses) reflect our 45% ownership interest (46% ownership in 2012) in Orbitz Worldwide.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

	Year Ended December 31,		Change
(in $ millions)	2012	2011	$	%
Net revenue	$2,002	$2,035	(33)	(2)

Costs and expenses:
Cost of revenue	1,191	1,211	(20)	(2)
Selling, general and administrative	446	397	49	12
Depreciation and amortization	227	227	—	—

Total costs and expenses	1,864	1,835	29	2

Operating income	138	200	(62)	(31)
Interest expense, net	(346)	(364)	18	5
Gain on early extinguishment of debt	6	—	6	*

Loss from continuing operations before income taxes and equity in losses of investment in Orbitz Worldwide	(202)	(164)	(38)	(23)
Provision for income taxes	(23)	(29)	6	22
Equity in losses of investment in Orbitz Worldwide	(74)	(18)	(56)	*

Net loss from continuing operations	(299)	(211)	(88)	42
Loss from discontinued operations, net of tax	—	(6)	6	*
Gain from disposal of discontinued operations, net of tax	7	312	(305)	*

Net (loss) income	$(292)	$95	(387)	*

*	Not meaningful

Net Revenue

Net revenue is comprised of:

	Year Ended December 31,		Change
(in $ millions)	2012	2011	$	%
Air	$1,548	$1,577	(29)	(2)
Beyond Air	326	283	43	15

Travel Commerce Platform	1,874	1,860	14	1
Technology Services	128	175	(47)	(26)

Net revenue	$2,002	$2,035	(33)	(2)

For the year ended December 31, 2012, net revenue decreased by $33 million, or 2%, compared to the year ended December 31, 2011. This decrease was driven by a decrease of $47 million, or 26%, in Technology Services revenue, offset by an increase in Travel Commerce Platform revenue of $14 million, or 1%.

As a result of the merger of United Airlines and Continental Airlines, we discontinued servicing the United Airlines reservation system in March 2012 when they migrated to the Continental Airlines system. United Airlines, the surviving airline in the merger between United Airlines and Continental Airlines, remains a full content travel provider on our Travel Commerce Platform. The MSA contributed $27 million and $96 million to our total net revenue, $8 million and $35 million to our Travel Commerce Platform revenue and $19 million and $61 million to our Technology Services revenue for the years ended December 31, 2012 and 2011, respectively. Excluding the impact of the loss of the United Airlines MSA, net revenue would have increased by $36 million, or 2%, with a $41 million, or 2%, increase in Travel Commerce Platform revenue and a $5 million, or 4%, decrease in Technology Services revenue.

Travel Commerce Platform

The table below sets forth Travel Commerce Platform RevPas and Reported Segments:

	Year Ended December 31,		Change
	2012	2011		%
Travel Commerce Platform RevPas (in $)	$5.40	$5.24	$0.16	3
Reported Segments (in millions)	347	355	(8)	(2)

The increase in Travel Commerce Platform revenue of $14 million, or 1%, was due to a $43 million, or 15%, increase in Beyond Air revenue, offset by a $29 million, or 2%, decrease in Air revenue. Overall, there was a 3% increase in Travel Commerce Platform RevPas and a 2% decrease in Reported Segments. Excluding the loss of the MSA with United Airlines, Air revenue would have decreased by $2 million. The loss of the MSA with United Airlines did not impact Beyond Air.

Our Travel Commerce Platform continues to benefit from growth in Air revenue and Beyond Air revenue. The value of transactions processed on the Travel Commerce Platform decreased to $85.3 billion for the year ended December 31, 2012 from $85.5 billion for the year ended December 31, 2011. Airline tickets sold decreased to 116 million from 120 million and our percentage of Air segment revenue from away bookings increased to 60% from 58%. We increased our hospitality segments per 100 airline tickets issued to 40 from 38 and we increased our hotel rooms nights sold to 58 million from 57 million, our car rental days sold to 72 million from 68 million and our eNett VANs settled to 3.2 million from 0.1 million.

The table below sets forth Travel Commerce Platform revenue by region:

	Year Ended December 31,		Change
(in $ millions)	2012	2011	$	%
Asia Pacific	$336	$323	13	4
Europe	549	535	14	3
Latin America and Canada	77	73	4	6
Middle East and Africa	270	257	13	5

International	1,232	1,188	44	4
United States	642	672	(30)	(5)

Travel Commerce Platform	$1,874	$1,860	14	1

The table below sets forth Reported Segments and RevPas by region:

	Segments (in millions)				RevPas (in $)
	Year Ended December 31,		Change		Year Ended December 31,		Change
	2012	2011		%	2012	2011	$	%
Asia Pacific	54	56	(2)	(3)	$6.21	$5.80	0.41	7
Europe	82	83	(1)	(1)	6.67	6.44	0.23	4
Latin America and Canada	13	11	2	12	6.02	6.37	(0.35)	(6)
Middle East and Africa	39	38	1	2	6.98	6.76	0.22	3

International	188	188	—	—	6.55	6.32	0.23	4
United States	159	167	(8)	(5)	4.03	4.02	0.01	—

Travel Commerce Platform	347	355	(8)	(2)	$5.40	$5.24	0.16	3

International

Our International Travel Commerce Platform revenue increased $44 million, or 4%, due to a 4% increase in RevPas, with Reported Segments flat. The RevPas increase across the regions is a result of growing our ancillary Air revenue, hospitality and advertising revenue and a significant increase in eNett VANs settled. Our International Travel Commerce Platform revenue as a percentage of total Travel Commerce Platform revenue increased from 64% for the year ended December 31, 2011 to 66% for the year ended December 31, 2012.

Asia Pacific

Revenue in Asia Pacific increased $13 million, or 4%, due to a 7% increase in RevPas, partially offset by 3% decrease in Reported Segments. Reported Segments decreased 3%, or 2 million, primarily due to a 20% decrease in Reported Segments in India, partially offset by volume increases in other countries, including a 7% increase in Australia. The Reported Segment decreases in India in 2012 were primarily a result of the onset of financial and operating difficulties and the ultimate suspension of services of Kingfisher Airlines in October 2012. The 7% increase in RevPas was primarily driven by the change in mix of Reported Segments among our travel providers along with increased revenue from eNett.

Europe

Revenue in Europe increased $14 million, or 3%, due to a 4% increase in RevPas, partially offset by a 1% decrease in Reported Segments. Reported Segments decreased 3% in Western Europe, primarily as a result of the economic situation in Southern Europe driving lower segment volumes in Spain and Portugal. The decline in Western Europe was partially offset by a 20% increase in Reported Segments in Eastern Europe primarily driven by strong volume growth in Russia and the Ukraine. RevPas growth of 4% was driven by an increase in higher yielding away segments and an increase in eNett revenue.

Latin America and Canada

Revenue in Latin America and Canada increased $4 million, or 6%, due to a 12% increase in Reported Segments, partially offset by a 6% decrease in RevPas. Reported Segments increased by 2 million, primarily as a result of the expansion of our distribution network in Canada. The 6% decrease in RevPas was primarily driven by the change in mix of Reported Segments among our travel providers.

Middle East and Africa

Revenue in the Middle East and Africa increased $13 million, or 5%, due to a 3% increase in RevPas and a 2% increase in Reported Segments. The 2% increase in Reported Segments is primarily driven by an increase in volumes in South Africa as we continued our distribution expansion onto the African continent. The volume increases were partially offset by lower volumes in the Middle East. The 3% increase in RevPas is primarily driven by an increase of higher yielding away segments along with the change in mix of Reported Segments among our travel providers.

United States

Revenue in the United States decreased $30 million, or 5%, due to a 5% decrease in Reported Segments, primarily related to the loss of 6 million Reported Segments booked through the United hosting system, which we no longer host as a result of its merger with Continental Airlines. Excluding the impact of the loss of the MSA with United Airlines, revenue in the United States would have decreased by $3 million, or 1%.

Technology Services

Technology Services revenue decreased by $47 million, or 26%, primarily due to a $42 million decrease as a result of the loss of the MSA with United Airlines. The MSA with United contributed $19 million to Technology Services revenue for the year ended December 31, 2012 compared to $61 million in 2011. Excluding the loss of the MSA with United Airlines, Technology Services revenue would have decreased by $5 million, or 4%.

Cost of Revenue

Cost of revenue is comprised of:

	Year Ended December 31,		Change
(in $ millions)	2012	2011	$	%
Commissions	$919	$935	(16)	(2)
Technology costs	272	276	(4)	(2)

Cost of revenue	$1,191	$1,211	(20)	(2)

Cost of revenue decreased by $20 million, or 2%, as a result of a 2% decrease in commissions paid to travel agencies and NDCs and a 2% decrease in technology costs. The decrease in commissions is primarily due to a 2% decline in Reported Segments, partially offset by a 1% increase in travel distribution cost per Reported Segment along with incremental commission costs for eNett. Commissions include amortization of customer loyalty payments of $62 million in 2012 and $74 million in 2011. Technology costs across the shared infrastructure that runs our Travel Commerce Platform and Technology Services decreased by $4 million, or 2%, reflecting the decline in Technology Services revenue and flat Travel Commerce Platform volumes. Excluding the impact of the loss of the United Airlines MSA, cost of revenue would have decreased by $1 million, or less than 1%.

Selling, General and Administrative (SG&A)

SG&A is comprised of:

	Year Ended December 31,		Change
(in $ millions)	2012	2011	$	%
Workforce	$285	$267	18	7
Non-Workforce	71	58	13	22

Sub-total	356	325	31	10
Non-core corporate costs	90	72	18	25

SG&A	$446	$397	49	12

SG&A expenses increased by $49 million, or 12%. SG&A expenses for the years ended December 31, 2012 and 2011 include $90 million and $72 million charges, respectively, for non-core corporate costs that are removed from Adjusted EBITDA. Excluding these items, our SG&A expenses increased $31 million, or 10%. Workforce expenses increased $18 million, or 7%, due to (i) a $5 million increase in salaries and wages as a result of a 5% increase in headcount and an increase in merit pay, (ii) a $6 million increase in pension expense and (iii) a $2 million increase in travel costs. Non-Workforce expenses increased by $13 million, or 22%, primarily as a result of an $11 million impact on operating costs from unfavorable foreign exchange movements.

Non-core corporate costs represents costs related to strategic transactions and restructurings, equity-based compensation, legal and related costs, and foreign currency gains (losses) related to our euro denominated debt and derivatives. Non-core corporate costs increased by $18 million primarily as a result of a $17 million increase in unrealized losses on foreign currency derivative contracts and euro denominated debt.

Depreciation and Amortization

Depreciation and amortization is comprised of:

	Year Ended December 31,		Change
(in $ millions)	2012	2011	$	%
Depreciation on property and equipment	$145	$139	6	4
Amortization of acquired intangible assets	82	88	(6)	(7)

Total Depreciation and Amortization	$227	$227	—	—

Total depreciation and amortization remained flat at $227 million. Depreciation of property and equipment increased $6 million as a result of increased investment in software and capacity to enhance our Travel Commerce Platform. Amortization of acquired intangible assets decreased by $6 million as useful lives expired on a portion of the assets acquired on the sale of Travelport to Blackstone in 2006 and the acquisition of Worldspan in 2007.

Interest Expense, Net

Interest expense, net, decreased by $18 million, primarily due to the extinguishment of PIK term loans in October 2011.

Gain on Early Extinguishment of Debt

During 2012, we repurchased $26 million of euro and dollar denominated senior notes at a discount, resulting in a $6 million gain from early extinguishment of debt.

Provision for Income Taxes

Our tax provision differs significantly from the US Federal statutory rate primarily as a result of (i) being subject to income tax in numerous non-US jurisdictions with varying income tax rates, (ii) a valuation allowance established due to forecast losses in certain jurisdictions and (iii) certain expenses that are not deductible for tax or do not secure an effective tax deduction in the relevant jurisdiction.

Equity in Losses of Investment in Orbitz Worldwide

We have recorded losses of $74 million and $18 million in relation to our investment in Orbitz Worldwide for the years ended December 31, 2012 and 2011, respectively. These losses reflect our 46% (48% ownership in 2011) ownership interest in Orbitz Worldwide. Orbitz Worldwide recorded an impairment charge on certain of its intangible assets amounting to $321 million and $50 million for the years ended December 31, 2012 and 2011, respectively.

Liquidity and Capital Resources

Our principal sources of liquidity are (i) cash and cash equivalents, (ii) cash flows generated from operations and (iii) borrowings under our revolving credit facility. As of March 31, 2014 and December 31, 2013, 2012 and 2011, our cash and cash equivalents, cash held as collateral and revolving credit facility availability were as follows:

	As of March 31, 2014	As of December 31,
(in $ millions)		2013	2012	2011
Cash and cash equivalents	$180	$154	$110	$124
Cash held as collateral	79	79	137	137
Revolving credit facility availability	70	120	98	146

With the cash and cash equivalents on our consolidated balance sheet, our ability to generate cash from operations and access to our revolving credit facility and other lending sources, we believe we have sufficient liquidity to meet our ongoing needs for at least the next 12 months.

Working Capital

Our cash flows from operations are significantly impacted by revenue derived from, and commissions paid to, travel providers and travel agencies. The end of period balance sheet items related to this activity is referred to as “Trading Working Capital” and consists of accounts receivables and deferred revenue from travel providers and travel agencies, current prepaid travel agency incentive payments and accrued liabilities for commissions. We view Trading Working Capital as a key liquidity measure to understanding our cash sources and uses from operations.

The table below sets out our Trading Working Capital as of March 31, 2014 and December 31, 2013, which is then reconciled to our Working Capital.

(in $ millions)	March 31, 2014 Total Asset (Liability)	December 31, 2013 Total Asset (Liability)	Change
Accounts receivable, net	$233	$177	$56
Accrued commissions and incentives	(308)	(253)	(55)
Deferred revenue and prepaid incentives, net	(17)	(10)	(7)

Trading Working Capital	(92)	(86)	(6)

Cash and cash equivalents	180	154	26
Accounts payable and employee related	(131)	(152)	21
Accrued interest	(87)	(73)	(14)
Current portion of long-term debt	(96)	(45)	(51)
Taxes	(8)	(8)	—
Other assets (liabilities), net	(12)	(5)	(7)

Working Capital	$(246)	$(215)	$(31)

Consolidated Balance Sheets:
Total current assets	560	466
Total current liabilities	(806)	(681)

Working Capital	$(246)	$(215)

As of March 31, 2014, we had a Working Capital net liability of $(246) million, compared to $(215) million as of December 31, 2013, an increase of $31 million. The $31 million increase in net liability is primarily due to a $6 million increase in Trading Working Capital net liability, as described below, with offsetting changes to accounts payable and employee related, accrued interest and other assets and liabilities. Cash and cash equivalents increased by $26 million as discussed in “Cash Flows” and current portion of long-term debt increased due to revolver borrowings of $50 million.

As our business grows and our revenue and corresponding commissions and incentives expenses increase, our receivables and accruals increase. The fluctuations in these balances are the primary contributors to the changes to our Trading Working Capital. As of March 31, 2014 and December 31, 2013, our Trading Working Capital as a percentage of net revenue was (3)%.

	March 31, 2014	December 31, 2013	Change
Accounts receivable, net (in $ millions)	233	177	56
Accounts receivable, net—Days Sales Outstanding (“DSO”)	37	38	(1)
Trading Working Capital as a percentage of net revenue	(3)%	(3)%

Substantially all of our Air revenue within our Travel Commerce Platform is collected through the Airline Clearing House (“ACH”) and other similar clearing houses. ACH requires participants to deposit certain balances into their demand deposit accounts by certain deadlines, which facilitates a timely settlement process. For the three months ended March 31, 2014, Air revenue accounts for approximately 78% of our revenue, however, only 53% of our outstanding receivables relate to customers using ACH as of March 31, 2014. The ACH receivables are collected on average in 31 days. Beyond Air revenue is generally not collected through the ACH process and takes longer to collect. Our average net collection period was 37 days of sales outstanding (“DSO”) for total accounts receivable, net at March 31, 2014, as compared to 38 days at December 31, 2013. We pay commissions to travel agencies on varying contractual terms, including payments made on a monthly, quarterly, semi-annual and annual basis.

Our revenue can experience seasonal fluctuations, reflecting seasonal trends for the products and services we offer. Our accounts receivable balance increased by $56 million from December 31, 2013 to March 31, 2014, and our accrued commissions and incentives increased by $55 million from December 31, 2013 to March 31, 2014, reflecting the seasonality in our business. Seasonality trends generally cause our revenue to be higher in the first and second quarters as compared to the third and fourth quarters of the calendar year. Revenue and related cost of revenue typically peaks during these times as travelers plan and book their upcoming spring and summer travel.

The table below sets out our Trading Working Capital as of December 31, 2013 and 2012, which is then reconciled to our Working Capital.

(in $ millions)	2013 Total Asset (Liability)	2012 Total Asset (Liability)	Change
Accounts receivable, net	$177	$150	$27
Accrued commissions and incentives	(253)	(211)	(42)
Deferred revenue and prepaid incentives, net	(10)	(11)	1

Trading Working Capital	(86)	(72)	(14)

Cash and cash equivalents	154	110	44
Accounts payable and employee related	(152)	(145)	(7)
Accrued interest	(73)	(69)	(4)
Current portion of long-term debt	(45)	(38)	(7)
Taxes	(8)	(12)	4
Other assets (liabilities), net	(5)	(37)	32

Working Capital	$(215)	$(263)	$48

Consolidated Balance Sheets:
Total current assets	466	432
Total current liabilities	(681)	(695)

Working Capital	$(215)	$(263)

As of December 31, 2013, we had a Working Capital net liability of $(215) million, compared to $(263) million as of December 31, 2012, a decrease of $48 million. The $48 million decrease in net liability is primarily due to a $14 million increase in Trading Working Capital net liability activities as described below, offset by a $32 million decrease in other assets (liabilities), net primarily due to the resolution of certain litigation related liabilities and disposal of assets held for sale and a $44 million increase in cash as discussed in “Cash Flows.”

As our business grows and our revenue and corresponding commissions and incentives expenses increase, our receivables and accruals increase. The fluctuations in these balances are the primary contributors to the changes to our Trading Working Capital. As of December 31, 2013 and 2012, our Trading Working Capital as a percentage of net revenue was (3)%.

	December 31,		Change
	2013	2012
Accounts receivable, net (in $ millions)	177	150	(27)
Accounts receivable, net—DSO	38	35	(3)
Trading Working Capital as a percentage of net revenue	(4)%	(4)%

Substantially all of our Air revenue within our Travel Commerce Platform is collected through the ACH and other similar clearing houses. ACH requires participants to deposit certain balances into their demand deposit accounts by certain deadlines, which facilitates a timely settlement process. For the years ended December 31, 2013 and 2012, Air revenue accounted for 76% and 77% of our revenue, respectively, however only 50% of our outstanding receivables were due from customers using ACH. The ACH receivables are collected on average in 31 days. Beyond Air revenue is generally not collected through the ACH process and take a longer period of time to collect. Our average net collection period was 38 DSO for total accounts receivable, net at December 31, 2013, as compared to 35 days at December 31, 2012. The increase in our DSO is primarily due to the growth of our Beyond Air revenue, which along with growth in our Air revenue in the month of December 2013 compared to December 2012, contributed to the increase in our accounts receivable balance.

We pay commissions to travel agencies on varying contractual terms, including payments made on a monthly, quarterly, semi-annual and annual basis. For the year ended December 2013, our commissions increased by $59 million, or 6%, resulting in an increased balance in accrued commissions and incentives of $42 million.

The table below sets out our Trading Working Capital as of December 31, 2012 and 2011, which is then reconciled to our working capital:

	2012 Total Asset (Liability)	2011 Total Asset (Liability)	Change
(in $ millions)
Accounts receivable, net	$150	$180	$(30)
Accrued commissions and incentives	(211)	(213)	2
Deferred revenue and prepaid incentives	(11)	—	(11)

Trading Working Capital	(72)	(33)	(39)

Cash and cash equivalents	110	124	(14)
Accounts payable and employee related	(145)	(126)	(19)
Accrued interest	(69)	(71)	2
Current portion of long-term debt	(38)	(50)	12
Taxes	(12)	(38)	26
Other assets (liabilities), net	(37)	(13)	(24)

Working Capital	$(263)	$(207)	$(56)

Consolidated Balance Sheets:
Total current assets	432	428
Total current liabilities	(695)	(635)

Working Capital	$(263)	$(207)

As of December 31, 2012, we had a Working Capital net liability of $(263) million, compared to $(207) million as of December 31, 2011, an increase of $56 million. The $56 million increase in net liability is primarily due to a $39 million increase in Trading Working Capital net liability activities as described below, a $19 million increase in accounts payable and employee related, a $26 million decrease in taxes due to reclassification of non-current deferred tax assets and a $24 million increase in other assets and liabilities.

As our business grows and our revenue and corresponding commissions and incentives expenses increase, our receivables and accruals increase. The fluctuations in these balances are the primary contributors to the changes to our Trading Working Capital. As of December 31, 2012 and 2011, our Trading Working Capital as a percentage of net revenue was (3)% and (1)%, respectively.

	December 31,		Change
	2012	2011
Accounts receivable, net (in $ millions)	150	180	(30)
Accounts receivable, net—DSO	35	40	(5)
Trading Working Capital as a percentage of net revenue	(4)%	(2)%

Substantially all of our Air revenue within our Travel Commerce Platform is collected through the ACH and other similar clearing houses. ACH requires participants to deposit certain balances into their demand deposit accounts by certain deadlines, which facilitates a timely settlement process. For the years ended December 31, 2012 and 2011, Air revenue accounted for 77% and 78% of our revenue, respectively, however only 50% of our outstanding receivables were due from customers using ACH. The ACH receivables are collected on average in 31 days. Beyond Air revenue is generally not collected through the ACH process and take a longer period of time to collect. Our average net collection period was 35 DSO for total accounts receivable, net at December 31, 2012, as compared to 40 days at December 31, 2011. The decrease in our DSO is primarily due improvements in Beyond Air revenue collections in 2012 and the impact of United Airlines cash receipts, which did not clear through ACH.

We pay commissions to travel agencies on varying contractual terms, including payments made on a monthly, quarterly, semi-annual and annual basis. For the year ended December 2012, our commissions costs decreased by $16 million, or 2%, resulting in a decreased balance in accrued commissions and incentives of $2 million.

Cash Flows

The following table summarizes the changes to our cash flows provided by (used in) operating, investing and financing activities for the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011:

	Three Months Ended March 31,		Year Ended December 31,
(in $ millions)	2014	2013	2013	2012	2011
Cash provided by (used in):
Operating activities of continuing operations	$23	$(21)	$100	$181	$124
Operating activities of discontinued operations	—	—	—	—	(12)
Investing activities	(36)	(23)	(96)	(89)	556
Financing activities	39	42	40	(106)	(802)
Effects of exchange rate changes	—	—	—	—	5

Net increase (decrease) in cash and cash equivalents	$26	$(2)	$44	$(14)	$(129)

We believe an important measure of our liquidity is Unlevered Adjusted Free Cash Flow. This measure is a useful indicator of our ability to generate cash to meet our liquidity demands. We believe Unlevered Adjusted Free Cash Flow provides investors with an understanding of how assets are performing and measures management’s effectiveness in managing cash. We define Unlevered Adjusted Free Cash Flow as net cash provided by (used in) operating activities of continuing operations, adjusted to remove the impact of interest payments and cash paid for other adjusting items which we believe are unrelated to our ongoing operations and to deduct capital expenditures on property and equipment additions including capital lease repayments. We believe this measure gives management and investors a better understanding of the cash flows generated by our underlying business, as our interest payments are primarily related to the debt incurred in relation to previous business acquisitions, cash paid for other adjusting items are unrelated to the underlying business and our capital expenditures are primarily related to the development of our operating platforms.

Unlevered Adjusted Free Cash Flow is a non-GAAP measure and may not be comparable to similarly named measures used by other companies. This measure should not be considered a measure of liquidity or cash flows from operations as determined under US GAAP. The following table provides a reconciliation of net cash provided by (used in) operating activities of continuing operations to Unlevered Adjusted Free Cash Flow.

We have also supplementally provided as part of this reconciliation, a reconciliation of Adjusted EBITDA, our primary key performance measure, to net cash provided by (used in) operating activities.

	Three Months Ended March 31,		Year Ended December 31,
(in $ millions)	2014	2013	2013	2012	2011
Adjusted EBITDA	$151	$141	$517	$494	$501
Interest payments	(57)	(88)	(273)	(232)	(267)
Tax payments	(7)	(6)	(29)	(16)	(22)
Changes in Trading Working Capital	6	(26)	14	39	(38)
Changes in accounts payable and employee related	(21)	(12)	7	19	23
Customer loyalty payments	(26)	(12)	(78)	(47)	(65)
Defined benefit pension plan funding	—	—	(3)	(27)	(17)
Changes in other assets and liabilities	(17)	(1)	(8)	(1)	(1)
United MSA	—	—	—	23	80
Other adjusting items(1)	(6)	(17)	(47)	(71)	(70)

Net cash provided by (used in) operating activities	23	(21)	100	181	124
Add: other adjusting items(1)	6	17	47	71	70
Less: United MSA cash	—	—	—	(40)	(70)
Less: capital expenditures on property and equipment additions	(26)	(23)	(107)	(92)	(72)
Less: repayment of capital lease obligations	(7)	(4)	(20)	(16)	(14)

Adjusted free cash flow	(4)	(31)	20	104	38
Add: interest payments	57	88	273	232	267

Unlevered Adjusted Free Cash Flow	$53	$57	$293	$336	$305

(1)	Other adjusting items relate to payments for costs included within operating income but excluded from Adjusted EBITDA. These include, for the interim periods, (i) $6 million and $13 million of corporate cost payments during the three months ended March 31, 2014 and 2013, respectively, and (ii) $4 million of litigation and related cost payments for the three months ended March 31, 2013. These include, for the annual periods, (i) $24 million, $20 million and $16 million of corporate cost payments during the years ended December 31, 2013, 2012 and 2011, respectively, (ii) $23 million, $28 million and $6 million of litigation and related cost payments during the years ended December 31, 2013, 2012 and 2011, respectively, (iii) $15 million and $21 million payments related to a historical dispute related to a now terminated arrangement with a former distributor in the Middle East during the years ended December 31, 2012 and 2011, respectively, (iv) $7 million and $16 million in payments for the years ended December 31, 2012 and 2011, respectively, in relation to the FASA acquired with the purchase of Worldspan in 2007, and (v) $1 million and $11 million of restructuring related payments made during the years ended December 31, 2012 and 2011, respectively.

Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013

As of March 31, 2014, we had $180 million of cash and cash equivalents, an increase of $26 million compared to December 31, 2013. The following discussion summarizes changes to our cash flows from operating, investing and financing activities for the three months ended March 31, 2014 compared to the three months ended March 31, 2013.

Operating activities: For the three months ended March 31, 2014, cash provided by operating activities was $23 million compared to cash used in operating activities of $21 million for the three months ended March 31, 2013. The increase of $44 million is primarily a result of (i) a $32 million increase in cash from Trading Working Capital in 2014 compared to 2013, (ii) a decrease in interest payments of $31 million in 2014 and (iii) a decrease in payments related to other adjusting items of $11 million in 2013, partially offset by (iv) a $14 million increase in customer loyalty payments in 2014.

The changes in Trading Working Capital of $6 million for the three months ended March 31, 2014 are discussed in “—Working Capital.” The change in Trading Working Capital of $(26) million for the three months ended March 31, 2013 relates to a $60 million increase in accounts receivable and other current partially offset by a $38 million increase in accrued commissions and deferred revenue.

Investing activities: The cash used in investing activities for the three months ended March 31, 2014 was $36 million compared to $23 million for the three months ended March 31, 2013. The increase of $13 million primarily relates to an equity method investment of $10 million.

Our investing activities for the three months ended March 31, 2014 and 2013 include:

	Three Months Ended March 31,
(in $ millions)	2014	2013
Cash additions to software developed for internal use	$24	$21
Cash additions to computer equipment	2	2

Total	$26	$23

Our capital expenditures include cash additions for software developed for internal use and computer equipment as well as cash used for the repayment of capital lease obligations. For the three months ended March 31, 2014 and 2013 we repaid capital lease obligations of $7 million and $4 million, respectively.

Cash additions to software developed for internal use represent the continuing development of our systems to enhance our Travel Commerce Platform. Our expenditures have been focused on key areas, including investing in our data center by implementing zTPF software on our mainframes, the development of our uAPI that underpins our new and existing applications, the development of Smartpoint, our innovative booking solution delivering multisource content and pricing and the development of our Travelport Merchandising Platform to allow airlines to showcase their content in travel agency workflows.

Cash additions to computer equipment is primarily for our continuing investment in our data center.

Repayment of capital lease obligations of $7 million and $4 million for the three months ended March 31, 2014 and 2013, respectively, represents the investment we have made in the equipment within the data center.

Financing activities: Cash provided by financing activities for the three months ended March 31, 2014 was $39 million. This primarily comprised of (i) $50 million proceeds from new revolver borrowings; offset by (ii) $4 million of term loan repayments and (iii) $7 million of capital lease payments. Cash provided by financing activities for the three months ended March 31, 2013 was $42 million. This primarily comprised of (i) $53 million proceeds from revolver borrowings; offset by (ii) $7 million of payments related to derivative contracts and (iii) $4 million of capital lease payments.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

At December 31, 2013, we had $154 million of cash and cash equivalents, an increase of $44 million compared to December 31, 2012. The following discussion summarizes changes to our cash flows from operating, investing and financing activities for the year ended December 31, 2013 compared to the year ended December 31, 2012.

Operating Activities of Continuing Operations: For the year ended December 31, 2013, cash provided by operating activities of continuing operations was $100 million compared to $181 million for the year ended December 31, 2012. The decrease of $81 million is primarily a result of (i) a $41 million increase in interest payments resulting from increased interest costs of $52 million due to higher interest rates on our debt following our refinancings in 2013, (ii) a $31 million increase in customer loyalty payments as we signed a number of larger travel agencies and airlines to long term agreements, (iii) a $25 million decrease in cash provided by Trading Working Capital and (iv) a $13 million increase in income tax payments, partially offset by (v) a $24 million decrease in defined benefit pension plan funding and (vi) a $24 million decrease in payments related to other items.

The changes in Trading Working Capital of $14 million and $39 million for the years ended December 31, 2013 and 2012, respectively, are discussed in “—Working Capital.”

Investing Activities: The cash used in investing activities for the year ended December 31, 2013 was primarily related to $107 million for cash capital expenditures offset by $17 million net cash received from the sale of land and buildings held for sale as of December 31, 2012. The cash used in investing activities for the year ended December 31, 2012 was primarily related to $92 million for cash capital expenditures.

Our investing activities for the years ended December 31, 2013 and 2012 include:

	Year Ended December 31,
(in $ millions)	2013	2012	change
Cash additions to software developed for internal use	$79	$43	$36
Cash additions to computer equipment and other	28	49	(21)

Total	$107	$92	$15

Our capital expenditures include cash additions for software developed for internal use and computer equipment as well as cash used for the repayment of capital lease obligations. For the years ended December 31, 2013 and 2012, we repaid capital lease obligations of $20 million and $16 million, respectively.

Cash additions to software developed for internal use represent the continuing development of our systems to enhance our Travel Commerce Platform. Our expenditures have been focused on key areas, including investing in our data center by implementing software on our mainframes, the development of our uAPI that underpins our new and existing applications, Smartpoint, our innovative booking solution delivering multisource content and pricing, and the Travelport Merchandising Platform to allow airlines to showcase their content in travel agency workflows.

Cash additions to computer equipment and other is primarily related to investment in our data center. In 2012, we signed a long term contract with IBM for additional computer equipment and software resulting in increased capital expenditures. Our Travel Commerce Platform and Technology Services are run on IBM mainframes, which need continual upgrades, support and enhancements to meet increased processing and capacity demands put on our systems.

Repayment of capital lease obligations of $20 million and $16 million for the years ended December 31, 2013 and 2012, respectively, represents the investment we have made in the hardware within our data center. We finance these investments over an average period of 3 to 5 years in line with the expected life of the equipment. Our investment in capital leases during 2012 included investments in assets from our IBM long term contract.

Financing Activities: The net cash provided by financing activities for the year ended December 31, 2013 was $40 million, reflecting the net impact of our comprehensive refinancing activities during 2013. Cash proceeds in 2013 consisted of $2,169 million from term loans and a $58 million net release of collateralized cash. Cash payments in 2013 consisted of (i) a $1,667 million repayment of term loans, (ii) a $413 million repayment of senior notes, (iii) $20 million of net repayments of revolver borrowings, (iv) $55 million of debt finance costs and (v) $20 million of capital lease repayments. The cash used in financing activities for the year ended December 31, 2012 was $106 million and primarily comprised of (i) a $165 million repayment of term loans, (ii) $15 million of net repayments of revolver borrowings, (iii) $20 million of repurchases of senior notes, (iv) $42 million of net cash payments on the settlement of derivative contracts, (v) $20 million of debt finance costs and (vi) $16 million of capital lease repayments, offset by (vii) $170 million of proceeds from term loans.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

At December 31, 2012, we had $110 million of cash and cash equivalents, a decrease of $14 million compared to December 31, 2011. The following discussion summarizes changes to our cash flows from operating, investing and financing activities for the year ended December 31, 2012 compared to the year ended December 31, 2011.

Operating Activities of Continuing Operations: For the year ended December 31, 2012, cash provided by operating activities of continuing operations was $181 million compared to $124 million for the year ended

December 31, 2011. The increase of $57 million is primarily due to a $77 million improvement in Trading Working Capital and a $35 million decrease in interest payments, partially offset by a $30 million impact as a result of the loss of the United MSA and a $17 million increase in cash pension funding.

The changes in Trading Working Capital of $39 million for the year ended December 31, 2012 are discussed in “—Working Capital.” For the year ended December 31, 2011, the change in Trading Working Capital of $(38) million is primarily a result of an increase in accounts receivable of $19 million and a decrease in accrued commissions and incentives of $19 million.

Operating Activities of Discontinued Operations: For the year ended December 31, 2011, cash used by operating activities of our GTA business was $12 million. We sold our GTA business on May 5, 2011.

Investing Activities: The cash used in investing activities for the year ended December 31, 2012 was primarily related to $92 million for cash capital expenditures. The cash provided by investing activities for the year ended December 31, 2011 consisted of $628 million net cash received from the sale of the GTA business, offset by $77 million used for cash capital expenditures, including $5 million relating to GTA.

Our investing activities for the years ended December 31, 2012 and 2011 include:

	Year Ended December 31,
(in $ millions)	2012	2011	change
Cash additions to software developed for internal use	$43	$52	$(9)
Cash additions to computer equipment and other	49	25	24

Total	$92	$77	$15

Our capital expenditures include cash additions for software developed for internal use and computer equipment, as well as cash used for the repayment of capital lease obligations. For the years ended December 31, 2012 and 2011, we repaid capital lease obligations of $16 million and $14 million, respectively.

Cash additions to software developed for internal use represent the continuing development of our systems to enhance our Travel Commerce Platform. Our expenditures have been focused on key areas, including investing in our data center by implementing software on our mainframes, the development of our uAPI that underpins our new and existing applications, Smartpoint, our innovative booking solution delivering multisource content and pricing, and the Travelport Merchandising Platform to allow airlines to showcase their content in travel agency workflows.

Cash additions to computer equipment and other is primarily related to investment in our data center. In 2012, we signed a long term contract with IBM for additional computer equipment and software resulting in increased capital expenditures. Our Travel Commerce Platform and Technology Services are run on IBM mainframes, which need continual upgrades, support and enhancements to meet increased processing and capacity demands put on our systems.

Repayment of capital lease obligations of $16 million and $14 million for the years ended December 31, 2012 and 2011, respectively, represents the investment we have made in the hardware within our data center. We finance these investments over an average period of 3 to 5 years in line with the expected life of the equipment. Our investment in capital leases during 2012 included investments in assets from our IBM long term contract

Financing Activities: Cash used in financing activities for the year ended December 31, 2012 was $106 million and was primarily comprised of (i) a $165 million repayment of term loans, (ii) $15 million of net repayments of revolver borrowings, (iii) $20 million of repurchases of senior notes, (iv) $42 million of net cash payments on the settlement of derivative contracts, (v) $20 million of debt finance costs and (vi) $16 million of capital lease repayments, offset by (vii) $170 million of proceeds from term loans. The cash used in financing activities for the year ended December 31, 2011 was $802 million and was primarily comprised of

(i) $658 million of repayment of term loans, (ii) $104 million of debt finance costs, (iii) an $85 million of repayment of PIK debt, (iv) an $83 million distribution, (v) $14 million of capital lease repayments, offset by (vi) $72 million of proceeds from an issuance of PIK debt, (vii) $35 million of revolver borrowings and (viii) $34 million cash received on settlement of derivative contracts.

Financing Arrangements

Our financing arrangements include our senior secured credit facilities, senior notes, senior subordinated notes and obligations under our capital leases. As of December 31, 2013, 2012 and 2011, the outstanding balances for our financing arrangements were:

(in $ millions)	Interest rate	Maturity(1)	December 31, 2013	December 31, 2012	December 31, 2011
Secured debt
Senior Secured Credit Agreement
Revolver borrowings
Dollar denominated(2)	L+4 1⁄4%	June 2018	—	20	35
Term loans
Dollar denominated(2)	L+5%	June 2019	1,525	—	—
Dollar denominated (refinanced in May 2012)			—	—	121
Euro denominated (refinanced in May 2012)			—	—	40
Dollar denominated (refinanced in June 2013)	L+4 3⁄4%		—	1,064	1,067
Euro denominated (refinanced in June 2013)	L+4 3⁄4%		—	284	279
“Tranche S” (refinanced in June 2013)	L+4 3⁄4%		—	137	137
2012 Secured Credit Agreement
Dollar denominated term loan(3)	L+9 1⁄2%		—	171	—
Second Lien Credit Agreement
Tranche 1 dollar denominated term loan(3)	L+8%	January 2016	644	—	—
Tranche 2 dollar denominated term loan(4)	8 3⁄8%	December 2016	234	—	—
Second Priority Secured Notes
Dollar denominated floating rate notes (refinanced in April 2013)(5)	L+6%		—	225	211
Unsecured debt
Senior Notes
Dollar denominated floating rate notes (refinanced in April 2013)	L+4 5⁄8%		—	122	123
Euro denominated floating rate notes (refinanced in April 2013)	L+4 5⁄8%		—	201	210
Dollar denominated notes (refinanced in April 2013)	9 7⁄8%		—	429	443
Dollar denominated notes (refinanced in April 2013)	9%		—	250	250
Dollar denominated notes(6)	13 7⁄8%	March 2016	411	—	—
Dollar denominated floating rate notes(7)	L+8 5⁄8%	March 2016	188	—	—
Senior Subordinated Notes
Dollar denominated notes	11 7⁄8%	September 2016	25	—	—
Dollar denominated notes	11 7⁄8%	September 2016	247	247	247
Euro denominated notes	10 7⁄8%	September 2016	192	184	181
PIK Term Loans
Tranche A extended PIK loans(8) (refinanced in April 2013)	L+6%		—	143	132
Tranche B extended PIK loans(8) (refinanced in April 2013)	L+13 1⁄2%		—	331	282
Capital leases			107	96	63

Total debt			3,573	3,904	3,821
Less: current portion			45	38	50

Long-term debt			$3,528	$3,866	$3,771

(1)	The term loans maturing in June 2019 and the revolver availability through June 2018 are subject to a reduction in maturity to November 2015, December 2015, June 2016 or September 2016 if we are unable to repay or refinance our debt outstanding under our second lien credit agreement or our unsecured debt prior to their maturity dates.
(2)	Minimum LIBOR floor of 1.25%.
(3)	Minimum LIBOR floor of 1.5%.
(4)	Cash interest of 4% and PIK interest of 4.375% .
(5)	Payable in cash or in-kind.
(6)	Cash interest of 11.375% and PIK interest of 2.5%.
(7)	Cash interest of LIBOR+6.125% plus PIK interest of 2.5%.
(8)	Interest is payment-in-kind.

On February 26, 2014, we entered into separate, individually negotiated private exchange agreements to exchange $135 million principal amount of our subordinated notes for common shares at a value of $1.55 per common share. The exchanges were consummated in early March 2014, and an aggregate of approximately 87 million common shares were issued.

Travelport LLC, our indirect 100% owned subsidiary, is the obligor (the “Obligor”) under our long-term debt arrangements. All obligations under our long-term debt arrangements are unconditionally guaranteed by certain of our foreign subsidiaries, and, subject to certain exceptions, each of our existing and future domestic 100% owned subsidiaries. In addition, our secured debt is unconditionally guaranteed by certain additional existing non-domestic 100% owned subsidiaries. All obligations under our secured debt, and the guarantees of those obligations, are secured by substantially all the following assets of the Obligor and each guarantor, subject to certain exceptions: (i) a pledge of 100% of the capital stock of the Obligor, 100% of the capital stock of each guarantor and 65% of the capital stock of each of our 100% owned non-US subsidiaries that are directly owned by us or one of the guarantors; and (ii) a security interest in, and mortgages on, substantially all tangible and intangible assets of the Obligor and each U.S. guarantor subject to additional collateral and guarantee obligations.

Borrowings under our senior secured credit agreement are subject to amortization and prepayment requirements, and our senior secured credit agreement contains various covenants, including leverage ratios, events of default and other provisions.

Our senior secured credit agreement, our second lien credit agreement and our indentures limit our and certain of our subsidiaries’ ability to:

•	incur additional indebtedness or issue certain preferred shares;

•	pay dividends on, repurchase or make other distributions in respect of their capital stock or make other restricted payments;

•	make certain investments;

•	sell certain assets;

•	create liens on certain assets to secure debt;

•	consolidate, merge, sell or otherwise dispose of all or substantially all their assets;

•	enter into certain transactions with affiliates; and

•	designate subsidiaries as unrestricted subsidiaries.

As of March 31, 2014, we were in compliance with such covenants under our indentures and credit agreements.

Financial Obligations

Contractual Obligations

The following table summarizes our future contractual obligations as of December 31, 2013. The table below does not include future cash payments related to (i) contingent payments that may be made to third parties at a future date, (ii) income tax payments for which the timing is uncertain, (iii) the various guarantees and indemnities described in the notes to the consolidated financial statements or (iv) obligations related to pension and other post-retirement defined benefit plans.

	Year Ending December 31,
(in $ millions)	2014	2015	2016	2017	2018	Thereafter	Total
Debt(1)	$45	$43	$1,978	$33	$18	$1,456	$3,573
Interest payments(2)	290	290	292	100	99	49	1,120
Operating leases(3)	13	10	8	6	5	19	61
Purchase commitments(4)	46	41	39	—	—	—	126

Total	$394	$384	$2,317	$139	$122	$1,524	$4,880

(1)	The term loans maturing in June 2019 and the revolver availability through June 2018 are subject to a reduction in maturity to November 2015, December 2015, June 2016 or September 2016 if we are unable to repay or refinance our outstanding debt under second lien credit agreement or our unsecured debt prior to their maturity dates. The debt maturity excludes (i) $6 million of PIK interest accrued as of December 31, 2013, (ii) $64 million of PIK interest and $10 million of repayment fees that will be accrued over the term of our Tranche 2 term loans and senior notes and (iii) $26 million of debt discount on term loans under our credit agreements.
(2)	Interest on floating rate debt and euro denominated debt is based on the interest rate and foreign exchange rate as of December 31, 2013. Interest payments exclude the effects of mark-to-market adjustments on related hedging instruments. As of December 31, 2013, we have $79 million of accrued interest on our consolidated balance sheet, of which $73 million will be paid within the next 12 months. The interest payments include (i) $6 million of PIK interest accrued as of December 31, 2013 and (ii) $64 million of PIK interest and $10 million of repayment fees that will be accrued over the term of our Tranche 2 term loans and senior notes.
(3)	Primarily reflects non-cancellable operating leases on facilities and data processing equipment.
(4)	Primarily reflects our agreement with a third party for data center services.

Our obligations related to defined benefit and post-retirement plans are actuarially determined on an annual basis at our financial year end. As of December 31, 2013, plan contributions of $6 million are expected to be made in 2014. Funding projections beyond 2014 are not practical to estimate. Income tax liabilities for uncertain tax positions are excluded as we are not able to make a reasonably reliable estimate of the amount and period of related future payments. As of December 31, 2013, we had $24 million of gross unrecognized tax benefit for uncertain tax positions.

Off-Balance Sheet Arrangements

We had no off balance sheet arrangements during the years ended December 31, 2013, 2012 and 2011.

Quarterly Results of Operations

The following table presents our unaudited consolidated financial data for each of the last nine fiscal quarters. The unaudited quarterly statement of operations data has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data. The historical consolidated data presented below is not necessarily indicative of the results expected for any future period. The following quarterly financial data should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

Statement of Operations Data

	Three Months Ended
(in $ millions)	Mar.31 2014	Dec.31 2013	Sep.30 2013	Jun.30 2013	Mar.31 2013	Dec.31 2012	Sep.30 2012	Jun.30 2012	Mar.31 2012
Net revenue	$572	$480	$511	$537	$548	$457	$489	$506	$550
Costs and expenses:
Cost of revenue	353	294	313	326	333	272	296	301	322
Selling, general and administrative	88	106	90	106	94	144	110	87	105
Depreciation and amortization	56	54	51	49	52	58	56	56	57

Total costs and expenses	497	454	454	481	479	474	462	444	484

Operating income (loss)	75	26	57	56	69	(17)	27	62	66
Interest expense, net	(83)	(85)	(83)	(106)	(82)	(90)	(85)	(91)	(80)
(Loss) gain on early extinguishment of debt	(5)	—	—	(49)	—	—	5	1	—

Loss from continuing operations before income taxes and equity in earnings (losses) of investment in Orbitz Worldwide	(13)	(59)	(26)	(99)	(13)	(107)	(53)	(28)	(14)
(Provision for) benefit from income taxes	(10)	4	(7)	(6)	(11)	1	(8)	(8)	(8)
Equity in (losses) earnings of investment in Orbitz Worldwide	(4)	2	6	—	2	(80)	7	2	(3)

Net loss from continuing operations	(27)	(53)	(27)	(105)	(22)	(186)	(54)	(34)	(25)
Gain from disposal of discontinued operations, net of tax	—	4	—	—	—	7	—	—	—

Net loss	(27)	(49)	(27)	(105)	(22)	(179)	(54)	(34)	(25)
Net (income) loss attributable to non-controlling interest in subsidiaries	(2)	(1)	—	(2)	—	—	(1)	—	1

Net loss attributable to the Company	$(29)	$(50)	$(27)	$(107)	$(22)	$(179)	$(55)	$(34)	$(24)

Balance Sheet Data
	As of
(in $ millions)	Mar.31 2014	Dec.31 2013	Sep.30 2013	Jun.30 2013	Mar.31 2013	Dec.31 2012	Sep.30 2012	Jun.30 2012	Mar.31 2012
Cash and cash equivalents	$180	$154	$160	$117	$108	$110	$125	$162	$109
Total current assets, (excluding cash and cash equivalents)	380	312	416	412	414	322	447	350	382
Property and equipment, net	422	428	405	401	402	416	379	395	411
Goodwill and other intangible assets, net	1,977	1,971	1,978	1,981	1,994	2,017	2,040	2,065	2,091
All other non-current assets	230	223	205	222	289	291	359	358	357

Total assets	3,189	3,088	3,164	3,133	3,207	3,156	3,350	3,330	3,350

Total current liabilities	806	681	735	695	767	695	737	652	631
Long-term debt	3,389	3,528	3,505	3,501	3,861	3,866	3,791	3,796	3,807
All other non-current liabilities	195	190	293	279	285	281	319	325	319

Total liabilities	4,390	4,399	4,533	4,475	4,913	4,842	4,847	4,773	4,757

Total equity (deficit)	(1,201)	(1,311)	(1,369)	(1,342)	(1,706)	(1,686)	(1,497)	(1,443)	(1,407)

Total liabilities and equity	$3,189	$3,088	$3,164	$3,133	$3,207	$3,156	$3,350	$3,330	$3,350

Statement of Cash Flows Data

	Three Months ended
(in $ millions)	Mar. 31 2014	Dec.31 2013	Sep.30 2013	Jun.30 2013	Mar.31 2013	Dec.31 2012	Sep.30 2012	Jun.30 2012	Mar.31 2012
Net cash provided by (used in) operating activities of continuing operations	$23	$33	$55	$33	$(21)	$47	$6	$99	$29
Net cash used in investing activities	(36)	(14)	(30)	(29)	(23)	(31)	(29)	(14)	(15)
Net cash provided by (used in) by financing activities	39	(25)	17	6	42	(31)	(14)	(32)	(29)
Effects of changes in exchange rates on cash and cash equivalents	—	—	1	(1)	—	—	—	—	—

Net increase (decrease) in cash and cash equivalents	$26	$(6)	$43	$9	$(2)	$(15)	$(37)	$53	$(15)

Other Financial Data

	Three Months ended
(in $ millions)	Mar. 31 2014	Dec.31 2013	Sep.30 2013	Jun.30 2013	Mar.31 2013	Dec.31 2012	Sep.30 2012	Jun.30 2012	Mar.31 2012
Adjusted Net Income/(Loss)	$3	$(25)	$(8)	$(17)	$2	$(37)	$(23)	$(17)	$(3)
Adjusted EBITDA	151	109	128	139	141	103	123	133	135
Unlevered Adjusted Free Cash Flow	53	85	65	86	57	64	67	120	85
Capital Expenditures	33	37	36	27	27	34	35	20	19

For a description of Adjusted Net Income/(Loss), Adjusted EBITDA, Unlevered Adjusted Free Cash Flow and Capital Expenditures, see “Prospectus Summary—Summary Consolidated Historical Financial and Other Data.” The following table provides a reconciliation of net loss from continuing operations to Adjusted Net Income/(Loss) and to Adjusted EBITDA:

	Three Months ended
(in $ millions)	Mar. 31 2014	Dec.31 2013	Sep.30 2013	Jun.30 2013	Mar.31 2013	Dec.31 2012	Sep.30 2012	Jun.30 2012	Mar.31 2012
Net loss from continuing operations	$(27)	$(53)	$(27)	$(105)	$(22)	$(186)	$(54)	$(34)	$(25)
Adjustments:
Amortization of intangible assets	19	19	21	20	20	21	20	20	21
Loss (gain ) on early extinguishment of debt	5	—	—	49	—	—	(5)	(1)	—
Equity in losses (earnings) of investment in Orbitz Worldwide	4	(2)	(6)	—	(2)	80	(7)	(2)	3
Loss of MSA with United Airlines	—	—	—	—	—	—	—	(2)	(19)
Equity-based compensation	1	2	2	2	—	—	—	—	2
Corporate and restructuring costs	3	3	—	3	1	10	3	3	3
Litigation and related costs	—	—	—	2	10	28	12	7	6
Other—non cash	(2)	6	2	12	(5)	10	8	(8)	6

Adjusted Net Income/(Loss)	3	(25)	(8)	(17)	2	(37)	(23)	(17)	(3)
Adjustments:
Depreciation and Amortization of property and equipment	37	35	30	29	32	37	36	36	36
Amortization of customer loyalty payments	18	18	16	15	14	14	17	15	14
Interest expense, net	83	85	83	106	82	90	85	91	80
Provision for (benefit from) for income taxes	10	(4)	7	6	11	(1)	8	8	8

Adjusted EBITDA	$151	$109	$128	$139	$141	$103	$123	$133	$135

The following table provides a reconciliation of net cash provided by (used in) operating activities of continuing operations to Unlevered Adjusted Free Cash Flow. We have also supplementally provided as part of this reconciliation, a reconciliation of Adjusted EBITDA, our primary key performance measure, to net cash provided by (used in) operating activities.

	Three Months Ended
(in $ millions)	Mar. 31, 2014	Dec. 31, 2013	Sep. 30, 2013	Jun. 30, 2013	Mar. 31, 2013	Dec. 31, 2012	Sep. 30, 2012	Jun. 30, 2012	Mar. 31, 2012
Adjusted EBITDA	151	109	128	139	141	103	123	133	135
Interest payments	(57)	(87)	(41)	(57)	(88)	(30)	(86)	(30)	(86)
Tax payments	(7)	(9)	(7)	(7)	(6)	(7)	(5)	(1)	(3)
Changes in Trading Working Capital	6	25	6	9	(26)	4	(12)	46	1
Changes in accounts payable and employee related	(21)	17	15	(13)	(12)	5	17	(2)	(1)
Customer loyalty payments	(26)	(18)	(24)	(24)	(12)	(9)	(11)	(13)	(14)
Defined benefit pension plan funding	—	(3)	—	—	—	(12)	(10)	(3)	(2)
Changes in other assets and liabilities	(17)	1	(17)	9	(1)	14	1	(4)	(12)
United MSA	—	—	—	—	—	—	—	2	21
Other adjusting items	(6)	(2)	(5)	(23)	(17)	(21)	(11)	(29)	(10)

Net cash provided by (used in) operating activities of continuing operations	23	33	55	33	(21)	47	6	99	29
Add: other adjusting items	6	2	5	23	17	21	11	29	10
Less: United MSA cash	—	—	—	—	—	—	(1)	(18)	(21)
Less: capital expenditures on property and equipment	(26)	(31)	(30)	(23)	(23)	(31)	(29)	(17)	(15)
Less: repayment of capital lease obligations	(7)	(6)	(6)	(4)	(4)	(3)	(6)	(3)	(4)

Adjusted free cash flow	(4)	(2)	24	29	(31)	34	(19)	90	(1)
Add: interest payments	57	87	41	57	88	30	86	30	86

Unlevered Adjusted Free Cash Flow	$53	$85	$65	$86	$57	$64	$67	$120	$85

Other Operating Metrics

	Three Months ended
(in $ millions)	Mar.31 2014	Dec.31 2013	Sep.30 2013	Jun.30 2013	Mar.31 2013	Dec.31 2012	Sep.30 2012	Jun.30 2012	Mar.31 2012
Travel Commerce Platform revenue:
Air revenue	$445	$363	$387	$410	$428	$344	$375	$395	$434
Beyond Air revenue	97	89	96	97	89	87	84	82	73

Total Travel Commerce Platform revenue	$542	$452	$483	$507	$517	$431	$459	$477	$507

% of net revenue	95%	94%	94%	94%	94%	94%	94%	94%	92%
% of Air segment revenue from away bookings	64%	62%	61%	63%	63%	61%	60%	60%	60%
Beyond Air revenue as % of net revenue	17%	19%	19%	18%	16%	19%	17%	16%	13%

Travel Commerce Platform revenue by region:
Asia Pacific	$101	$85	$94	$96	$94	$81	$81	$85	$89
Europe	178	142	140	150	164	130	134	136	149
Latin America and Canada	23	20	22	22	22	18	20	20	19
Middle East and Africa	72	64	69	74	70	62	66	73	69
International	374	311	325	342	350	291	301	314	326
% of Travel Commerce Platform Revenue	69%	69%	67%	67%	68%	68%	66%	66%	64%
United States	168	141	158	165	167	140	158	163	181

Total Travel Commerce Platform revenue	$542	$452	$483	$507	$517	$431	$459	$477	$507

Reported Segments	97	80	86	89	95	77	85	87	98
Travel Commerce Platform RevPas (in dollars)	5.61	5.68	5.60	5.66	5.47	5.61	5.39	5.46	5.19

Transaction value processed on the Travel Commerce Platform	22,855	20,438	21,748	22,916	22,564	19,987	20,812	22,231	22,220
Airline tickets issued	32	27	30	31	32	27	28	30	31
Hotel room nights sold	15	15	16	16	14	14	15	15	14
Car rental days sold	19	18	21	20	17	17	20	19	16
eNett VANs settled	3.1	2.9	2.9	2.6	2.2	1.9	1.0	0.2	0.1
Hospitality segments per 100 airline tickets issued(1)	37	43	42	42	36	42	42	41	36

(1)	A hospitality segment refers to one complete hospitality booking. For example, a five night hotel stay equals one hospitality segment. Hospitality includes hotel, car, rail and other non-air bookings.

Critical Accounting Policies

In presenting our consolidated financial statements in conformity with US GAAP, we are required to make estimates and assumptions that affect the amounts reported and related disclosures. Several of the estimates and assumptions required relate to matters that are inherently uncertain as they pertain to future events. If there is a significant unfavorable change to current conditions, it could result in a material adverse impact to our consolidated results of operations, financial position and liquidity. We believe the estimates and assumptions used when preparing our consolidated financial statements were the most appropriate at that time. Presented below are those accounting policies that we believe require subjective and complex judgments that could potentially affect our reported results.

Revenue Recognition

Travel Commerce Platform Revenue

Travel Commerce Platform revenue primarily utilizes a transaction volume model to recognize revenue. We charge a fee per segment booked. We also receive a fee for cancellations of bookings previously made on our system and where tickets were issued by us that were originally booked on an alternative system.

Revenue for air travel reservations is recognized at the time of the booking of the reservation, net of estimated cancellations and anticipated incentives for travel agencies. Cancellations prior to the date of departure are estimated based on the historical level of cancellations, which have not been significant historically. Certain of our more significant contracts provide for incentive payments based upon business volume. Anticipated incentives are calculated on a consistent basis and frequently reviewed. In circumstances where expected cancellation rates or booking behavior changes, our estimates are revised, and in these circumstances, future cancellation and incentive estimates could vary materially, with a corresponding variation in net revenue. Factors which could have a significant effect on our estimates include global security issues, epidemics or pandemics, natural disasters, general economic conditions, the financial condition of travel providers, and travel related accidents. Revenue for car and hotel reservations, in Beyond Air, is recognized upon fulfillment of the reservation. The timing of the recognition of car, hotel and cruise reservation revenue reflects the difference in the contractual rights related to such services compared to the airline reservation services.

Our payment processing revenue is earned as a percentage of total transaction value in the form of interchange fees payable by banks. Revenue is recognized when the payment is processed.

We collect annual subscription fees from travel agencies, internet sites and other subscribers to access the applications on our Travel Commerce Platform, including providing the ability to access schedule and fare information, book reservations and issue tickets. These fees are recognized when the services are performed.

Our Travel Commerce Platform is served through a combination of owned SMOs and a network of non-owned NDCs. The NDCs are used in regions where we do not have our own SMOs to distribute our products. In cases where NDCs are owned by airlines, we may pay a commission to the NDCs/airlines for the sales of distribution services to the travel agencies and also receive revenue from the same NDCs/airlines for the sales of segments through our platform. We account for the fees received from the NDCs/airlines as revenue, and commissions paid to NDCs/airlines as cost of revenue. Fees received and commissions paid are presented in the consolidated statements of operations on a gross basis, as the benefits derived from the sale of the segment are sufficiently separable from the commissions paid.

Technology Services Revenue

We collect fees, generally on a monthly basis under long-term contracts, for providing hosting solutions and other services to airlines such as pricing, shopping, ticketing, ground handling and other solutions. Such revenue is recognized when the services are performed.

Customer Loyalty Payments and Prepaid Incentives

We make payments to travel agencies for their usage of our Travel Commerce Platform. These payments may be made at the time of signing a long-term agreement, at specified intervals of time, upon reaching specified transaction thresholds or for each transaction processed through our Travel Commerce Platform.

Where the payments are made to travel agencies and travel providers with an objective of increasing the number of travel bookings and to improve the travel agencies’ or travel providers’ loyalty, instrumented through contractual agreements with a term greater than a year, and the travel agency or the travel provider commits to achieve our economic objectives, the payments are considered as customer loyalty payments and capitalized as intangible assets. These intangible assets are amortized over the period of contractual agreement on a straight line basis unless another method is more appropriate. The amortization expense is recognized within cost of revenue or revenue on the consolidated statements of operations. In addition, we estimate the recoverability of customer loyalty payments based upon the expected future cash flows from transactions generated by the related travel agencies. If the estimate of the future recoverability of amounts capitalized declines, cost of revenue will increase as the amounts are written-off. For the years ended December 31, 2013, 2012 and 2011, we did not recognize any significant impairment of customer loyalty payments. As of December 31, 2013 and December 31, 2012, customer loyalty payments, net of accumulated amortization, amounted to $152 million and $118 million, respectively.

Where payments are based on a per transaction basis, these are expensed in the month the transactions are generated. Where they are paid on signing the contract or at specified dates they are capitalized as prepaid incentives and expensed as the related revenue is recognized. As of December 31, 2013 and December 31, 2012, we recorded prepaid incentives of $42 million and $38 million, respectively, which are included in other current and non-current assets on our consolidated balance sheets.

Where payments are to be made upon the achievement of specified objectives, these are assessed as to the likelihood and amount of ultimate payment and expense recognized as incurred. If the estimate of payments to be made to travel agencies in future periods changes, based upon developments in the travel industry or upon the facts and circumstances of a specific travel agency, cost of revenue could increase or decrease accordingly.

Valuation of Equity Method Investments

We review our investment in Orbitz Worldwide for impairment quarterly to determine if a decrease in value is other than temporary. This analysis is focused on the market value of Orbitz Worldwide shares compared to our recorded book value of such shares. Factors that could lead to impairment of our investment in the equity of Orbitz Worldwide include, but are not limited to, a prolonged period of decline in the price of Orbitz Worldwide stock or a decline in the operating performance of, or an announcement of adverse changes or events by, Orbitz Worldwide. We may be required in the future to record a charge to earnings if our investment in equity of Orbitz Worldwide becomes impaired. Any such charge would adversely impact our results.

Pension and Other Post-Retirement Defined Benefits

We provide post employment defined benefits to a number of our current and former employees. Costs associated with post employment defined benefits include pension and post-retirement health care expenses for employees, retirees and surviving spouses and dependents.

The determination of the obligation and expense for our pension and other post-retirement employee benefits, such as retiree health care, is dependent on certain assumptions used by actuaries in calculating such amounts. Certain of the more important assumptions are described in Note 13—Employee Benefit Plans to the consolidated financial statements included in this prospectus and include the discount rate, expected long-term rate of return on plan assets, rates of increase in health care costs, retirement rates, mortality rates and other factors. The effects of any modification to those assumptions are either recognized immediately or amortized over future periods in accordance with US GAAP. Actual results that differ from assumptions used are accumulated and generally amortized over future periods.

The primary assumptions affecting our accounting for employee benefits are:

•

Discount rate: The discount rate is used to calculate pension and post-retirement employee benefit obligations. The discount rate assumption is based on a constant effective yield from matching projected plan cash flows to high quality (AA) bond yields of corresponding maturities as of the measurement date. We used weighted average discount rates of 4.8% for defined benefit pension plans and 5.3% for post-retirement benefit plans to determine our pension and other benefit obligations as of December 31, 2013.

The impact of a 100 basis point increase or decrease in the discount rate for defined benefit pension plans would be to decrease pension liabilities by $66 million or increase pension liabilities by $82 million, respectively, as of December 31, 2013. The sensitivity to a 100 basis point increase or decrease in the discount rate assumption related to our pre-tax employee benefit expense for 2013 would be to decrease or increase, respectively, the 2013 pre-tax pension expense by $5 million, as the net actuarial losses or gains more than offset the decrease or increase in interest expense.

•	Expected long-term rate of return on plan assets: The expected long-term rate of return is used in the calculation of net periodic benefit cost. The required use of the expected long-term rate of return on plan assets may result in recognized returns that are greater or less than the actual returns on those plan assets in any given year. The expected long-term rate of return for plan assets has been determined using historical returns for the different asset classes held by our trusts and its asset allocation, as well as inputs from internal and external sources regarding expected capital market return, inflation and other variables. In determining the pension expense for 2013, we used a weighted average expected long-term rate of return on plan assets of 7.2%.

Actual returns on pension assets for 2013, 2012 and 2011 were 9.3%, 11.6% and 5.4%, respectively, compared to the expected rate of return assumption of 7.2%, 7.2% and 7.4%, respectively. The impact of a 100 basis point increase or decrease in the expected return on assets for 2013 would have been to decrease or increase the 2013 pre-tax pension expense by $5 million.

While we believe these assumptions are appropriate, significant differences in actual experience or significant changes in these assumptions may materially affect our defined benefit pension and post-retirement employee benefit obligations and our future expense. See Note 13—Employee Benefit Plans to the annual consolidated financial statements for more information regarding our retirement benefit plans.

Derivative Instruments

We use derivative instruments as part of our overall strategy to manage our exposure to market risks primarily associated with fluctuations in foreign currency and interest rates. As a matter of policy, we do not use derivatives for trading or speculative purposes. We determine the fair value of our derivative instruments using pricing models that use inputs from actively quoted markets for similar instruments and other inputs which require judgment. These amounts include fair value adjustments related to our own credit risk and counterparty credit risk.

Subsequent to initial recognition, we adjust the initial fair value position of the derivative instruments for the creditworthiness of our banking counterparty (if the derivative is an asset) or of our own (if the derivative is a liability). This adjustment is calculated based on default probability of the banking counterparty or us, as applicable, and is obtained from active credit default swap markets and is then applied to the projected cash flows. The aggregate counterparty credit risk adjustment applied to our derivative position was approximately $0 as of December 31, 2013 and December 31, 2012.

We use foreign currency derivative contracts, including forward contracts and currency options, to manage our exposure to changes in foreign currency exchange rates associated with our euro denominated debt, our foreign currency denominated receivables and payables, and forecasted earnings of foreign subsidiaries (primarily to manage our foreign currency exposure to the British pound, Euro and Australian dollar).

A portion of our debt is exposed to interest rate fluctuations. We use various hedging strategies and derivative financial instruments to create an appropriate mix of fixed and floating rate debt. The primary interest rate exposure as of December 31, 2013 and 2012 was due to interest rate fluctuations in the United States and Europe, specifically the impact of USLIBOR and EURIBOR interest rates on the variable rate borrowings. We currently use interest rate caps as the derivative instrument in these hedging strategies, although for a portion of 2013 and in earlier years, we also used interest rate swap derivative instruments.

As of December 31, 2013, we have designated certain interest rate cap derivative contracts as accounting hedges. The effective portion of changes in the fair value of these derivatives designated as cash flow hedging instruments is recorded as a component of accumulated other comprehensive income (loss). The ineffective portion is reported directly in earnings in the consolidated statements of operations. Amounts included in accumulated other comprehensive income (loss) are reflected in earnings in the same period during which the hedged cash flow affects earnings. For the year ended December 31, 2013, we recorded a $4 million loss in other comprehensive loss and $0 in the consolidated statements of operations related our derivative instruments designated as accounting hedges.

Impairment of Goodwill and Trademarks and Tradenames

We review the carrying value of goodwill and indefinite-lived intangible assets annually or more frequently if circumstances indicate impairment may have occurred. We may first perform a qualitative assessment, evaluating a number of key factors, to determine if the fair value of the reporting unit is more likely than not greater than the carrying amount. If, as a result of qualitative assessment, or if we determine quantitatively that the fair value of the reporting unit is less than its carrying value, we proceed to assess impairment of goodwill and other indefinite-lived intangible assets.

The determination of the fair value requires us to make significant judgments and estimates, including projections of future cash flows from the business. These estimates and required assumptions include estimated revenue and revenue growth rates, operating margins used to calculate projected future cash flows, future economic and market conditions, and the estimated weighted average cost of capital (“WACC”). We base our estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

We perform our annual impairment testing of goodwill and indefinite-lived intangible assets in the fourth quarter of each year, subsequent to completing our annual forecasting process. We have adopted a quantitative approach to test goodwill and indefinite-lived assets for impairment for the year ended December 31, 2013. In performing this test, we determine fair value using the present value of expected future cash flows. The key assumptions applied in our impairment testing of goodwill and other indefinite-lived intangible assets during the fourth quarter of 2013 were (i) estimated cash flows based on financial projections for periods from 2014 through 2018, which were extrapolated to perpetuity, (ii) terminal values based on terminal growth rates not exceeding 2% and (iii) discount rates, based on WACC, ranging from 12% to 14%. As a result of the impairment testing performed in 2013, 2012 and 2011 we concluded that the fair value of goodwill and other indefinite-lived intangible assets exceeded the carrying value of the assets. As a result no impairment of intangibles was recorded in our consolidated statement of operations in any of these years.

Impairment of Definite-Lived Assets

We review the carrying value of these assets if indicators of impairment are present and determine whether the sum of the estimated undiscounted future cash flows attributable to these assets is less than the carrying value. If less, we recognize an impairment loss based on the excess of the carrying amount of the definite-lived asset over its respective fair value. In estimating the fair value, we are required to make a number of assumptions including assumptions related to projections of future cash flows, estimated growth and discount rates. A change in these underlying assumptions could cause a change in the results of the tests and, as such, could result in impairment in future periods. No indicators were identified during any of the years 2013, 2012 and 2011 requiring testing of our definite-lived assets for impairment.

Income Taxes

We recognize deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review deferred tax assets by jurisdiction to assess their potential realization and establish a valuation allowance for portions of such assets that we believe will not be ultimately realized. In performing this review, we make estimates and assumptions regarding projected future taxable income, the expected timing of the reversals of existing temporary differences and the implementation of tax planning strategies. A change in these assumptions could cause an increase or decrease to the valuation allowance resulting in an increase or decrease in the effective tax rate, which could materially impact our results of operations. During 2013, a $66 million increase in the valuation allowance was recognized within the provision for income taxes in the consolidated statement of operations.

We operate in numerous countries where our income tax returns are subject to audit and adjustment by local tax authorities. As we operate globally, the nature of the uncertain tax positions is often very complex and subject to change and the amounts at issue can be substantial. It is inherently difficult and subjective to estimate such amounts, as we have to determine the probability of various possible outcomes. We re-evaluate uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision.

Quantitative and Qualitative Disclosure About Market Risks

In the ordinary course of our business, we are exposed to a variety of market risks that are typical for the industry in which we operate. We use derivative instruments as part of our overall strategy to manage our exposure to market risks primarily associated with fluctuations in foreign currency and interest rates. As a matter of policy, we do not use derivatives for trading or speculative purposes.

Foreign Currency and Interest Rate Risk

A portion of the debt used to finance much of our operations is exposed to interest rate and foreign currency exchange rate fluctuations. We use various hedging strategies and derivative financial instruments to create an appropriate mix of fixed and floating rate debt and to manage our exposure to changes in foreign currency exchange rates associated with our euro denominated debt. The primary interest rate exposure during the years ended December 31, 2013 and 2012 was due to interest rate fluctuations in the United States and Europe, specifically USLIBOR and EURIBOR interest rates. We currently use interest rate caps and foreign currency derivative contracts, including forward contracts and currency options, as the derivative instruments in these hedging strategies.

We also use foreign currency forward contracts to manage our exposure to changes in foreign currency exchange rates associated with our foreign currency denominated receivables and payables and forecasted earnings of our foreign subsidiaries. We primarily enter into foreign currency forward contracts to manage our foreign currency exposure to the British pound, Euro and Australian dollar.

During the years ended December 31, 2013, 2012 and 2011, none of derivative financial instruments used to manage our interest rate and foreign currency exposures were designated as accounting hedges, except as discussed below for interest rate cap derivative instruments. The fluctuations in the fair value of interest rate derivative financial instruments not designated as hedges for accounting purposes are recorded as a component of interest expense, net, in our consolidated statements of operations. Losses on these interest rate derivative financial instruments amounted to $3 million, $4 million and $4 million for the years ended December 31, 2013, 2012 and 2011, respectively. The fluctuations in the fair value of foreign currency derivative financial instruments not designated as hedges for accounting purposes are recorded as a component of selling, general and administrative expenses in our consolidated statements of operations. Losses on these foreign currency derivative financial instruments amounted to $4 million, $0 and $2 million for each of the years ended December 31, 2013, 2012 and 2011, respectively. The fluctuations in the fair values of our derivative financial instruments were partially offset by the impact of the changes in the value of the underlying risks they are intended to economically hedge.

In August 2013, our interest rate swap derivative contracts expired, and we entered into interest rate cap derivative contracts to cap the USLIBOR rate at 1.5%. The purpose of these contracts is to hedge the risk of an increase in interest costs on our floating rate debt due to an increase in USLIBOR rates. We have designated these interest rate cap derivative contracts as accounting cash flow hedges and recorded the effective portion of changes in fair value of these derivative contracts, amounting to a loss of $4 million during the year ended December 31, 2013, as a component of other comprehensive loss.

As of December 31, 2013, our interest rate cap contracts cover transactions for periods that do not exceed three years. All other contracts cover transactions for periods that do not exceed one year. As of December 31, 2013, we had a net asset position of $10 million related to derivative instruments associated with our euro denominated and floating rate debt, our foreign currency denominated receivables and payables, and forecasted earnings of our foreign subsidiaries.

We assess our market risk based on changes in interest and foreign currency exchange rates utilizing a sensitivity analysis that measures the potential impact on earnings, fair values, and cash flows based on a hypothetical 100 basis point change (increase and decrease) in interest rates and a 10% change (increase and decrease) in foreign currency rates. We used December 31, 2013 rates to perform a sensitivity analysis separately for each of our market risk exposures. The estimates assume instantaneous, parallel shifts in interest rate yield curves and exchange rates. We have determined, through the sensitivity analysis, the impact of (i) 100 basis point increase in interest rates would result in a charge of $2 million to our consolidated statements of operations and a 100 basis point decrease in interest rates would result in a credit of less than $1 million to our consolidated statements of operations and (ii) a 10% increase in foreign currency exchange rate with respect to the British pound, Euro and Australian dollar would result in a gain of approximately $1 million to our consolidated statement of operations, while a 10% decrease would result in a gain of approximately $4 million to our consolidated statement of operations.

INDUSTRY

Travel Industry Overview

The travel and tourism industry is one of the largest industries in the world, accounting for 1 in 11 jobs globally in 2013 and $7 trillion, or 9.5%, of global GDP in 2013 and is expected to increase to $11 trillion of global GDP in 2023, according to the WTTC. The industry encompasses global travel providers, including airlines, hotels, car rental companies, rail carriers, cruise lines and tour operators, as well as travel buyers, including online and offline travel agencies, TMCs and corporations. The industry is supported by strong macroeconomic fundamentals, including an improving global economy, increasing travel supply globally, a surging middle and affluent class in many emerging markets, rising disposable income and globalization.

The travel and tourism industry has been a fast growing segment of the global economy. Based on data from IATA Traffic, scheduled air passenger volume growth has outperformed global GDP growth by approximately two times since 2004. We believe this GDP growth trend will likely continue, with total travel volumes benefiting from a number of factors:

•	Global and regional GDP growth: According to the World Economic Outlook database published by the International Monetary Fund, global GDP is expected to grow at an average rate of 3.7%, and GDP in emerging markets and developing economies is expected to grow at an even faster average rate of 5.2% from 2013 to 2019, assuming constant prices.

•	Rising income levels: In countries with a rapidly growing middle class population, particularly in growth regions such as Asia Pacific, Latin America and the Middle East and Africa, travel is increasing as current travelers embark on more frequent trips and previously non-traveling segments of population start to travel. According to an OECD report on The Emerging Middle Class in Developing Countries, the size of the middle class in Asia Pacific, Latin America and the Middle East and Africa is expected to grow at an average rate of 11.5%, 3.0% and 4.5%, respectively, from 2009 to 2020.

•	Continuing globalization of businesses: As businesses globalize, there is a growing demand for global business travel as employees need to travel not only within their countries of domicile but also internationally. This may also increase leisure travel as business travelers sometimes add leisure travel onto business trips.

Traditional GDS Industry Overview

A GDS is a complex technology-based travel distribution network used in the travel industry to aggregate millions of travel options from hundreds of thousands of travel providers, including airlines, hotels, cruise lines, car rental agencies and others, and make these options available to online and offline travel agencies in a format that allows travel agencies to select the optimal options for their customers and create integrated itineraries within minutes. In addition, a GDS handles post-booking processes and services, such as fulfillment and processing of the travel transactions, passenger tracking and services, in-trip change services and post-trip reconciliation. For corporations, a GDS also provides reservation tracking services and other tools that ensure corporate travel program compliance. The GDS distribution model is referred to as the “indirect distribution” channel because the traveler purchases travel from a travel agency rather than directly from an airline or other travel provider via the travel provider’s own website, call center or ticketing office (which is referred to as “direct distribution”).

Originally developed by airlines, GDSs now operate independently and connect travel providers with hundreds of thousands of travel agency locations that sell travel products and services to business and leisure travelers worldwide. GDSs empower the flow of information and process massive quantities of complex travel transactions within seconds. Each GDS strives to offer the broadest, most comprehensive set of travel content by entering into agreements with airlines, hotels and other travel providers, both locally and globally. GDSs provide technology to distribute the travel providers’ available and highly perishable travel inventory (e.g., airline seats and hotel rooms)

to travel agencies worldwide which in turn offer broad selection of travel options to their customers. The major GDSs still have significant shares of the regions of their founding airlines, particularly in North America, Asia and Europe, where they have the advantage of a long historical presence. As the travel industry becomes more global, GDSs are trying to broaden their relationships and capabilities, thus further increasing the size of potential addressable markets. The GDS channel is particularly valuable to travel providers’ away markets, meaning the regions outside travel providers’ domestic markets where they do not have brand recognition, making it difficult to distribute directly via travel providers’ own websites.

Using a GDS allows travel providers to benefit from a global network that is superior to alternative distribution channels, thereby allowing them to distribute their travel inventory through hundreds of thousands of GDS-connected travel agencies more efficiently and cost-effectively than they could through any other channel. GDSs also allow airlines to efficiently participate in global alliances and code sharing agreements by enabling them to market their inventory with their partners’ inventory. Travel providers using a GDS pay a booking fee which, on average, constitutes approximately 2% of the value of the booking. This attractive return on investment exists because travel agencies using GDSs are able to attain higher revenue for their airline customers than an airline direct website because higher yield, or higher priced, international and business travel tickets (particularly those originating outside the home country of the airline), as well as tickets with additional booking complexity (e.g. multiple airline itineraries), are typically booked through a travel agency using a GDS platform. A fundamental value proposition to the travel agencies is access to comprehensive and competitive travel content. GDSs also allow travel agencies to make their processes more efficient by offering enhanced functionalities, such as advanced search and booking engines, which enable travel agencies to tailor itinerary searches in a more efficient manner. In addition, GDSs offer other management solutions for travel agencies’ key business processes, such as customizable access, business intelligence and traveler services, advanced shopping and booking, trip servicing and post-trip reconciliation services. The graphic below illustrates the value of the GDS to both travel providers and travel agencies:

Although in recent years an increasing portion of travel spending has been generated through direct distribution channels, we believe that the rate at which bookings are shifting towards direct distribution has slowed and stabilized for several reasons. Such reasons include increasing participation of LCCs in the indirect distribution channel, as evidenced by Ryanair’s recent agreement with us, its first with a GDS in over a decade, and similar shifts in distribution by other LCCs, such as easyJet and AirAsia, to a GDS platform. We believe travel providers and travel agencies will continue to use GDSs because of the superior efficiencies that GDS platforms offer to market and sell travel content.

With very few exceptions, travel providers continue to choose to use GDSs because GDSs provide superior efficiencies and have invested heavily to deliver the systems and technologies needed for travel agencies to attract and service high-yield customers. A GDS platform also offers a particularly cost-effective means of accessing markets where a travel provider’s market penetration is low (e.g., outside its home market) by using local travel agencies to reach end consumers. As they seek to expand their offering beyond home markets, we believe LCCs and regional carriers will increase their use of indirect distribution through GDS platforms. Substantially all the airlines in the world participate in a GDS.

Travel agencies, including large TMCs and OTAs, continue to utilize GDS platforms to provide competitive offerings to their customers. Such customers, whether business or leisure travelers, continue to demand the broadest possible offerings at the best available prices in a single comparable format that, at present, can most effectively be offered by international GDSs. Additionally, as travelers become more sophisticated, they increasingly demand functionalities that provide instant results based on highly flexible search parameters. Such enhanced functionalities are not typically available via direct distribution channels, which tend to have less sophisticated search engines limited to a single airline’s inventory or the combined inventories of the members of an airline alliance.

Traditional GDS Transaction-Based Business Model

The traditional GDS revenue model is based on a fee-per-transaction basis, with the GDS collecting a transaction fee from the travel providers for each travel segment processed through the GDS platform and without any charge to travel providers for listing or shopping of their content. Although such transactions are initiated and completed through travel agencies, the fee is paid by the travel provider. GDSs often utilize a revenue sharing arrangement with travel agencies to incentivize them to aggregate demand and use the system efficiently. Incentive fees that travel agencies receive from GDS providers are generally volume-based where GDS providers pay travel agencies a booking incentive for each booking that generates revenue for the GDS provider, sometimes after certain minimum booking levels are met. Therefore, travel agencies are incentivized to help GDSs maintain and grow the reach of their network. The following diagram presents an overview of the key financial flows for this two-sided transaction-based business model:

This business model is used for the majority of air bookings made through airlines and travel agencies. The remainder of transactions are settled using a wholesale model in which airlines incentivize the agency to book a flight, and the agency pays the GDS a transaction fee.

The wide variety of functionalities provided by GDSs is very attractive to corporations. In particular, GDSs provide services to support the complex reservation requirements of business travelers and corporations throughout the reservation lifecycle. Business travel agencies utilize GDS technologies and services to not only access and book travel content, but also for efficient application and management of corporate travel contracts. The relevance of the GDS in corporate bookings is particularly important in light of the recent, protracted global economic recession, which prompted companies to tighten their travel budgets and enforce travel policy compliance. The urge to consolidate expenses also intensified the need for end-to-end solutions that link the business traveler’s desktop with travel related and non-travel related activities and expenses in a transparent way that is easy to monitor.

GDSs primarily derive revenue from fees charged to travel providers for each booking made, changed or cancelled, in return for which GDSs distribute providers’ travel and travel related products. On average, a booked air segment will be changed or cancelled between two and three times per segment flown, as business travelers in particular are more likely to change and re-book or cancel scheduled travel. For air travel, a fee is usually charged per segment of air travel booked through the GDS. For example, for a roundtrip flight between Boston and Lisbon, one segment is booked for the flight from Boston to Lisbon and another segment is booked for the return flight to Boston. For a Boston to Lisbon roundtrip flight that connects in London in each direction, four segments are booked. For each hotel, car rental, rail network, cruise or other travel reservation, a fee is charged per booking. Fees paid by travel providers can vary according to the level of functionality at which the travel provider chooses to participate in a GDS. The level of functionality generally depends on the level of sophistication of the connection established between systems where the travel provider stores its inventory (known as the host reservation system) and the GDS, as well as the capabilities that the travel provider elects to make available to customers (such as preferred seat assignments and baggage options).

Whereas, historically, fees were charged based on bookings made by a travel agency on behalf of a paying passenger, fees are increasingly structured to take into account the increasing complexity of bookings, as well as the overall level of transaction activity, including the ratio of gross bookings to cancelled bookings and the usage of optional services within the GDS. GDSs and airlines often enter into full-content agreements whereby GDSs offer discounts in exchange for the airline providing full content, including access to the same fare content as the airline or hotel shows on its website and the ability to book the last available seat on any particular flight or room at any particular hotel property.

GDSs assist travel agencies in navigating different fares, schedules, carrier agreements, ticketing rules and many other aspects of a travel itinerary. GDSs enable the assembly and management of a full itinerary, including multiple airlines, hotels, car rentals and other services required by the traveling consumer. GDSs pay commissions or provide other financial incentives to travel agencies to encourage greater use of a GDS. Travel agencies in some cases pay fees for access to a GDS and for the equipment, software and services provided and / or transactional services, as well as “opt-in” content.

Recent Trends in Travel Commerce

Evolution of the Traditional GDS Business Model

In recent years, the travel industry has experienced a shift in its needs due to increasing globalization, the widespread dissemination in technology and the shifting regions of global growth in a post-recession world. In turn, travel providers, travel agencies and travelers have redefined their needs and expectations for GDSs. While traditional GDSs fall short in addressing these evolving industry needs, Travelport redefined travel commerce through our development of our Travel Commerce Platform, unique in the GDS space, that uses the merits of the traditional GDS as a base but offers enhanced functionalities to address the new and changing needs of travel providers and travel buyers. The graphic below further demonstrates the evolution in travel needs and the distinct positioning of our Travel Commerce Platform to address the evolving industry needs:

Our Travel Commerce Platform Addresses the Evolving Needs of Our Industry

Air Distribution Trends

According to Airbus, air travel has proved resilient to external shocks and has increased 61% since 2000. From 2012 to 2032, Airbus expects a 4.7% CAGR in air traffic with emerging markets as the primary driver of future air transportation. Air traffic in regions, such as Asia Pacific, Latin America and the Middle East, is expected to grow at even faster rates of 6%, 6% and 7%, respectively, from 2012 to 2032, according to Airbus. According to Boeing, there will be a 136% net increase in new planes in service in non-North American regions between 2013 and 2032, which we believe will add significant capacity to air travel, putting competitive pressure on airlines and increase the need for a higher yield distribution channel, such as a GDS. Some of the key regional trends in air travel, according to Airbus (unless otherwise indicated), include:

•	Asia Pacific: Asia Pacific is the world’s largest air transport region, however, due to heavy regulations in China that provide a de facto favored monopoly status to TravelSky for the state-controlled GDS, global GDSs do not have access to the large domestic Chinese region. According to Boeing, during the next 20 years, nearly half of the world’s air traffic growth will be driven by travel to, from, or within the Asia Pacific region. Fueled by national economic growth and the increasing accessibility of air transport services, total traffic for the region is expected to grow by 6.3% per year over the next two decades and the number of airplanes in the Asia Pacific fleet is expected to nearly triple. The structure of the Asia Pacific airline industry is changing as regulations liberalize and carriers expand beyond national boundaries. Cross-border franchise agreements and direct investment in foreign carriers allow established airlines access to new markets and promote expanded air service to smaller markets. The growth of air travel as low-cost carriers reduce fares and open new markets testifies to the effects of liberalization. The improved affordability and accessibility of air travel is expected to stimulate demand in established markets and meet emerging travel needs of the rising middle class.

•	Europe: In Europe, network carriers are facing yield pressure from Middle Eastern and Asian carriers, making business travelers and ancillary sales increasingly important ways to grow yield. Pan-European LCCs, such as Ryanair and easyJet, increasingly target international markets and business travelers that rely on indirect distribution. In addition, air travel has experienced significant growth in Eastern Europe. For example, according to MIDT data, air travel in Russia grew 13% from 2012 to 2013.

•	Latin America and Canada: In Latin America, countries facing the Atlantic Ocean (Brazil, Argentina and Venezuela) are generally lagging in GDP growth and foreign investment as well as have higher inflation, with no airline capacity growth expected in Brazil in the near term. However, countries facing the Pacific Ocean (Chile, Colombia, Peru and Mexico) are growing much faster. In Canada, international air traffic is growing. For example, traffic between Canada and Mainland China grew at more than 10% annually over the last ten years, according to Airbus.

•	Middle East and Africa: Middle Eastern carriers have consistently added capacity in recent years. A disproportionately large percentage of newly added capacity from these Middle Eastern carriers is targeted at customers living in the U.S., Europe, Asia Pacific and Africa for travel through hubs in the Middle East region. Capacity is expected to continue increasing with large number of airplanes on order. LCCs are increasingly offering business class products indicating a shift in target customer towards business travelers. Africa’s growing economies are expected to continue driving air travel growth with traffic flows changing from fundamentally North-to-South to East-to-West. Non-African carriers currently account for approximately 60% of African international traffic and increasingly international and away bookings represent large opportunity for the indirect distribution channels, such as GDSs.

•	United States: In recent years, U.S. carriers underwent significant consolidation and capacity reduction leading to increased airline profitability and pricing power. Domestic network carriers in the U.S. are increasingly focused on enhancing revenue per seat and ancillary revenue. A growing number of Middle Eastern and other international carriers are entering and looking to expand in the U.S.

Technology and travel companies, such as us, are integral to industry growth given the increasing complexity created by the large, fragmented and global nature of the travel industry, and we believe the industry’s reliance on technology will only increase as the industry continues to grow and globalize. Some recent trends in the air travel industry that we believe underpin growth opportunities for companies such as Travelport include:

•

Globalization of air travel: Air travel is increasingly becoming more global. Large international carriers have consistently added capacity in recent years, and a disproportionate portion of these carriers’ new capacity is targeted for sale in away markets. We believe selling air tickets to away customers is very challenging through direct distribution since airlines have weaker brand recognition in their away markets, as well as language and cultural differences, among other factors. For this reason, airlines have turned to the indirect channel to provide access to the wide, global network of travel agencies to more effectively distribute tickets outside of airlines’ home markets. Away and complex itineraries are more profitable both for airlines and for GDSs, so we believe the shift in mix towards away segments will result in increased profitability for both parties.

•	Growing importance of retailing and ancillary revenue for airlines: As airlines look to maximize yields, flexible systems to distribute and merchandise their increasingly sophisticated core products and broadening offerings of ancillary products are becoming critical. Ancillary sales have grown for both network carriers and LCCs, and comprise as much as 20% of total revenue for some carriers. Global airline ancillary revenue grew from $22.6 billion in 2010 to $42.6 billion in 2013, according to CarTrawler. Enabling the sale of ancillary products is technologically complex and requires coordinated changes to multiple interdependent systems, including reservation platforms, inventory systems, point of sale locations, revenue accounting, merchandising, shopping, analytics and other systems. In recent years, we have invested in significantly enhancing our systems in order to provide these capabilities, and we expect to take further advantage of this significant opportunity going forward.

•	Growth of LCCs and their need for expansion into the business travel industry: Over the past decade, LCCs have become a substantial segment of the air travel industry, generating additional demand for air travel through low fares. LCCs have continued to grow, with LCCs’ share of global air travel volume expected to increase from 17% of revenue passenger kilometers in 2012 to 21% of revenue passenger kilometers by 2032, according to Airbus. LCCs have traditionally relied on direct distribution, but are now increasingly targeting the indirect channel to support their future growth aspirations and expand their offering into higher yield markets and to higher yield customers. Increasingly, LCCs desire to grow their away bookings, reach leisure travelers seeking complex itineraries typically booked through travel agencies and increase their access to business travelers that use corporate booking tools accessible through GDSs. In addition, LCCs desire to sell their products, including ancillaries, through the indirect channel in the same manner they sell through the direct channel. Unlike a traditional GDS, we provide XML connectivity and merchandising capabilities, and, therefore, believe we are a natural partner for LCCs. Our access to business travelers, merchandising capabilities and ability to process complex itineraries have attracted and allowed for the full integration of several prominent and fast growing LCCs, such as AirAsia, easyJet, Ryanair and Spirit Airlines into our fully integrated Travel Commerce Platform.

Hotel Distribution Trends

The hotel industry remains a fast growing industry with global hotel booking value projected to grow 6% per annum from $480 billion in 2013 to $600 billion in 2017 in current terms using year on year exchange rates, according to Euromonitor International. However, the hotel industry remains highly fragmented, with the top ten global hotel chains representing less than 20% of room revenue in every region except North America, Australasia and the Middle East and Africa, according to Euromonitor International. Among the key trends for hotel distribution are a growing demand to access extensive independent hotel inventory and an increasing need for a technology platform that provides hotels with the flexibility to control rates and access to high-yield corporate customers. Some recent trends in the hospitality industry that we believe underpin growth opportunities for companies such as Travelport include:

•	Growing demand for independent hotel inventory: The majority of hotels that currently distribute through traditional GDSs consist of large chain hotels that represent a small percentage of total hotel inventory. Independent hotels, as well as small and mid-size chain hotels, have been historically left outside of the traditional GDS distribution channel primarily due to technology connectivity issues. Developments in technology and the ability to aggregate hotel content from OTAs through meta-search technology, however, have created a significant opportunity for growth in this area of distribution, including targeting business travelers.

•	Increasing need for a flexible technology platform with access to business travelers: Hotels have traditionally lagged behind the airlines on their use of technology for several reasons. In particular, the fragmented nature of hotel management and ownership and the large percentage of hotel inventory sourced and used locally has restricted hotel brands from displaying their rates and inventory on a centralized technology platform. However, as hotels increasingly strive to improve yields and profitability, they have a growing need to access broader markets, including higher yielding business travelers. In addition, corporations are increasingly interested in a corporate booking tool that provides access to comprehensive hotel content from both chain and independent hotels, allows for direct booking and displays both corporate and internet rates in a one-stop portal.

Other Travel Distribution Trends

As the travel industry continues to evolve, the needs of travel providers and travel agencies are extending beyond traditional GDS functionality for travel distribution and increasingly involve the use of data and analytics. In addition, corporations increasingly require technology that is able to fulfil various needs of business travel booking workflow.

•	Increasing use of data and analytics: The travel industry was one of the first industries to capitalize on the value of customer data by developing yield management models and products, such as customer loyalty programs. Complex, analytics-driven business intelligence products are evolving to further and better utilize broader sets of data aggregated through the GDS beyond the algorithms for fares and routing searches. In addition, travel providers need sophisticated tools to customize and target travel content, such as our large-scale and data-rich Travel Commerce Platform.

•	Increasing use of technology to provide service for business travelers: Corporations require seamless integration of travel management policies, such as trip authorization, duty of care and negotiated rates, with travel providers. These services traditionally have been provided by travel management companies that provide customer service and fulfillment for business travelers. Business travelers are increasingly demanding self-service capabilities and are relying on technology providers to offer travel distribution through corporate booking tools and mobile solutions.

Travel Payments Overview

Every year, billions of dollars, through millions of payment transactions, are transferred from travel agencies to travel providers. We estimate that there is approximately $2 trillion of direct spending on travel annually, $780 billion of which is booked through the indirect channel, and payment is made from travel agencies to travel providers. Cash payments and EFTs often rely on manual reconciliation, creating inefficiencies and costing travel agencies over $1.5 billion annually, according to internal estimates. In addition, other settlement methods frequently expose travel agencies to risks of fraud and delays in payment. As a result, travel agencies and travel providers are forced to divert valuable resources away from their core operations to manage time consuming invoicing, payment, risk management and reconciliation processes. In addition, due to the size and global, highly fragmented nature of travel payment transactions, involved parties are frequently exposed to significant fraud-related and credit-related risks.

Currently, there are multiple ways to settle travel payments from travel agencies to travel providers. However, all of the traditional payment methods bear numerous inefficiencies as well as significant credit-related and fraud-related risks that are costly and time consuming, leaving a “white space” for an alternative innovative model. Traditional methods of settling travel payments include:

•	cash and cheque;

•	consumer cards, corporate cards, lodge cards and bank-issued VANs; and

•	wire transfers and EFTs.

The diagram below demonstrates how the majority of travel transactions are settled today:

Due to the inefficiencies of the traditional payment model in the travel industry, there is a significant need and opportunity for an innovative payment solution that would address existing issues and offer a secure, efficient and cost-effective way to process travel payments from travel agencies to travel providers.

A rapidly emerging alternative to the traditional travel payment methodologies is payment via a VAN, the pioneering and unique solution developed and provided by eNett. A VAN is a virtual card uniquely generated for every booking to ensure B2B payments from travel agencies to travel providers are processed quickly and safely, enabling automated reconciliation at point of sales. VANs have unique controls that provide security exceeding that of a plastic card and can be used for payments to travel providers around the world, mirroring the MasterCard network due to eNett’s partnership with MasterCard. VANs are also seamlessly integrated with the GDS and self-booking tools and allow for a larger degree of flexibility in regards to amounts, expiry dates, currencies and other aspects.

BUSINESS

Our Company

We are a leading travel commerce platform providing distribution, technology, payment and other solutions for the $7 trillion global travel and tourism industry. We facilitate travel commerce by connecting the world’s leading travel providers, such as airlines and hotel chains with online and offline travel agencies and other travel buyers in our proprietary B2B travel commerce platform (our Travel Commerce Platform). We processed over $85 billion of travel spending in 2013. Our geographically dispersed footprint allows travel providers to generate high yielding and incremental global demand for their perishable and capital intensive travel inventory from customers living in non-domestic, or away, markets, in addition to serving their domestic, or home, markets. As travel industry needs evolve, we are utilizing our Travel Commerce Platform to redefine the electronic distribution and merchandising of airline core and ancillary products, as well as extending our reach into the growing world of travel commerce beyond air, including to hotel, car rental, rail, cruise-line and tour operators. In addition, we leveraged our domain expertise in the travel industry to design a unique and pioneering B2B payment solution that addresses the need of travel agencies to efficiently and securely make payments to travel providers globally. Through our global reach in over 170 countries, distinct merchandising platform with capabilities for value-added content and enhanced user experience, we offer a strong value proposition not only to travel providers, travel agencies and corporations, but also to end travelers. Our primarily transaction-based pricing model links our revenue to global travel passenger volume rather than travel spending, thus creating a stable and recurring business model with high revenue visibility.

We have two key categories of customers: travel providers and travel buyers, the latter of which includes travel agencies, TMCs and corporations. The diagram below illustrates our central role in global travel commerce as a provider of high value, real-time distribution services:

We believe that our Travel Commerce Platform combines state-of-the-art technology with industry leading features, functionality and innovative solutions to address the high-volume and growing transaction processing requirements for the evolving needs of the travel industry. In 2013, our systems processed up to 3 billion travel related system messages per day on a maximum transaction speed of 240 millisecond and approximately 8 billion Application Programming Interface (API) calls per month. Our advanced search technology aggregates global travel content, filters it through sophisticated search algorithms and presents it in a transparent and efficient workflow for travel agencies, enabling them to create and modify multi-content, multi-modular complex itineraries, issue travel documents, process millions of booking transactions and invoices and transfer secure, cost-effective and automated payments, all on a graphically rich, single user interface.

Since 2012, we have strategically invested with a focus on redefining our Travel Commerce Platform to address the trends, inefficiencies and unmet needs of all components of the travel value chain: Air and Beyond Air, which include distribution and merchandising solutions for hotel, car rental, rail, cruise-line and tour operators, B2B travel payments, advertising and an array of additional platform services. For Air, we have transformed the traditional GDS concept, which had very limited ancillary sales capabilities, into an open platform with XML connectivity and a graphically rich, single user interface to enable marketing and sales of not only full air content, but also full ancillary content. For Beyond Air, we have connected independent hotels, previously unable to reach corporate customers, to a global network of travel agencies through our meta-search technology, which combines search results from multiple sources and have given hotels the ability to display their full range of rates and packages in a one-stop booking portal. We have also pioneered a secure, cost-effective and automated B2B payment alternative to the traditional inefficient and costly methods for travel agencies to pay travel providers. Our Travel Commerce Platform creates synergies and network effects that facilitate revenue growth across the travel value chain. The chart below demonstrates the ways in which our Travel Commerce Platform has identified, addressed and redefined key elements of the travel value chain that are fully or partially unaddressed by traditional GDS providers:

Our Travel Commerce Platform Addresses the Evolving Needs of Our Industry

We provide air distribution services to approximately 400 airlines globally, including approximately 85 LCCs. In addition, we serve numerous Beyond Air travel providers, including approximately 580,000 hotel properties (of which approximately 480,000 are independent hotel properties), which, based on our internal estimates, is the largest inventory of hotel properties on any travel platform in the world, approximately 35,000 car rental locations and 55 cruise-line and tour operators. We aggregate travel content across approximately 67,000 travel agency locations representing 234,000 online and offline travel agency terminals worldwide, which in turn serve millions of end consumers globally. In 2013, we created approximately 170 million individual travel itineraries, handled approximately 350 million segments sold by travel agencies, issued 120 million airline tickets and sold over 60 million hotel room nights and 76 million car rental days. Our Travel Commerce Platform provides real-time search, pricing, booking, change, payment and integrated itinerary creation for travelers who use the services of online and offline travel agencies for both leisure and business travel. Our access to business travelers, merchandising capabilities and ability to process complex itineraries have attracted and allowed for the full integration of several fast-growing LCCs such as AirAsia, easyJet, Ryanair and Spirit Airlines into our Travel Commerce Platform.

Through eNett, our majority-owned subsidiary and an early adopter in automated payments, we are redefining how travel agencies pay travel providers. When a consumer purchases an itinerary through a travel agency, the consumer pays using a variety of mechanisms, including cash, direct debit and credit card. Generally, the consumer makes one payment for the entire itinerary of flights, hotels and ground services, such as transfers. The travel agency then remits the individual payments to each travel provider. eNett’s core offering is a VAN payment solution that automatically generates unique MasterCard numbers used to process payments globally. Before eNett, travel payments were primarily settled in cash and exposed payers to risks of fraud, delays and costly reconciliations. The VAN solution is integrated into all of our point of sale systems and exclusively utilizes the MasterCard network pursuant to a long-term agreement. eNett’s operations currently focus on Asia Pacific and Europe, and we believe the model is highly scalable. We have expanded beyond the core hospitality sector into air travel, including LCCs, with further opportunities for growth in other sectors of the travel industry. eNett was formed in 2009, and in 2013, eNett settled over 10 million VANs.

In addition to hospitality and payments, we utilize the broad connections and extensive data managed by our Travel Commerce Platform to provide advertising solutions that allow our travel providers to easily and cost-effectively promote upgrades, ancillary products or services, package deals and other offers. We also offer other platform services, including subscription services, processing services, business intelligence data services and marketing-oriented analytical tools, to travel agencies, travel providers and other travel data users.

We provide hosting solutions to airlines, such as pricing, shopping, ticketing, ground handling and other services, enabling them to focus on their core business competencies and reduce costs. We also host and manage reservations, inventory management and other related systems for Delta Air Lines and in May 2014, we signed a new long-term agreement to continue to run the system infrastructure for the Delta Air Lines platform in our Atlanta data center. In addition, we own 51% of InterGlobe, a New Delhi, India-based company that provides application development services. We contract with InterGlobe to perform software development in support of our products and services. Using offshore and onshore human resources, InterGlobe augments our software development staff and manages project-specific development tasks. InterGlobe also provides application development services in the same service delivery model to other customers in the travel industry. We refer to these solutions and services as “Technology Services.”

As travel providers increase their focus on distribution and merchandising, we do not believe that a travel provider’s choice of distribution and merchandising services are affected in any meaningful way by their choice of hosting solutions. For example, based on our distribution capabilities, we believe we have the largest share of bookings in Australia and the United Kingdom even though we do not provide any hosting solutions in those countries.

We believe we are the most geographically balanced participant in the travel distribution industry. In 2013, we generated $1,959 million in Travel Commerce Platform revenue, of which 68% is international (with 19% from Asia Pacific, 30% from Europe, 4% from Latin America and Canada and 14% from the Middle East and

Africa) and 32% is from the United States, closely mirroring the total GDS-processed air segments globally. Our geographically dispersed footprint helps insulate us from particular country or regional instability, allows for optimal IT efficiency and enhances our value proposition to travel providers. We are well positioned to capture higher value business from travel providers operating in away markets, which results in higher per transaction revenue for both us and the travel providers we serve. As of December 31, 2013, we served over 170 countries through our extensive global network of approximately 50 SMO offices and a diverse workforce of approximately 3,600 full-time employees and an additional 1,100 employees at InterGlobe.

We have a recurring, primarily transaction-based, revenue model. As an asset-light company, we do not take airline, hotel or other inventory risk, and we are not directly exposed to fuel price volatility or labor unions like our travel providers. Our recurring, transaction-based revenue model is primarily driven by discreet travel events such as Air or Beyond Air segments booked rather than the price of the booking, meaning we benefit from an increase in total global travel without being exposed to price changes. For each of the three years ended December 31, 2013, over 99% of our revenue was Recurring Revenue. See “Glossary of Selected Terms” for a description of Recurring Revenue. However, our results, like others in our industry, are dependent upon various levels of travel activity, particularly air travel as well as our ability to obtain travel provider inventories, our ability to maintain existing relationships with travel agencies and our ability to deliver desired products and services.

Our ability to offer broad, high-quality and multi-product content on a single user interface encourages those booking travel to purchase additional products and services beyond the original Air or Beyond segment. For example, for every 100 air tickets sold in 2013, 41 hospitality segments were sold, which has grown from 34 hospitality segments sold for every 100 air tickets sold in 2010. The merchandising of additional products and services increases our revenue per transaction, and, consequently, we measure performance primarily on the basis of increases in both Reported Segments and RevPas. We place limited reliance and emphasis on traditional publicly reported air booking share metrics as they do not appropriately reflect the profitability of our expanded Travel Commerce Platform. Our recurring, transaction-based revenue model combined with high-quality content availability (which encourages incremental services booked with each transaction), our investment in our distribution and payment solutions technology and our multi-year customer contracts have enabled us to grow our RevPas in each of the last nine quarters on a year-over-year basis. We increased our RevPas from $5.11 in the first quarter of 2011 to $5.68 in the fourth quarter of 2013. We grew Reported Segments from 347 million in 2012 to 350 million in 2013.

Our management team, led by industry veteran Gordon Wilson, our Chief Executive Officer since July 2011, spearheaded a shift in our corporate strategy to focus on the trends, inefficiencies and unmet needs of all components of the travel value chain and defined a new five-year strategy to transform our business from a traditional GDS to a next generation travel commerce platform. Our strategy is built on five pillars: unrivalled content, empowered selling, transforming payments, open platform and new business frontiers. Since refocusing our strategy in 2012, we have experienced revenue growth from airline fees, hospitality, advertising and payments and launched our air merchandising platform. We grew our Beyond Air revenue by 14% between 2012 and 2013. As a result, we delivered year-over-year quarterly improvements in key business metrics, such as RevPas, over the last nine consecutive quarters and Reported Segments for the last four consecutive quarters (excluding the loss of segments relating to the hosting contract from United Airlines following its merger with Continental Airlines). We also addressed legacy contracts by stabilizing our business from the 2012 loss of a contract with United Airlines following its merger with Continental Airlines, entering into a new long-term contract in February 2014 with Orbitz Worldwide and restructuring and extending our Technology Services relationship with Delta Air Lines in May 2014.

We have historically generated strong cash flows on a consistent basis with Adjusted EBITDA margins of 24.9%, 24.7% and 24.6% for the years ended December 31, 2013, 2012 and 2011, respectively. See “Prospectus Summary—Summary Consolidated Historical Financial and Other Data” for a discussion of Adjusted EBITDA. Drivers of our cash flows benefit from relatively modest capital expenditure requirements and attractive working capital dynamics. Furthermore, the diversity of our business provides us with multiple independent revenue streams from various markets and channels that lessen the impact of potential strategic and geographic shifts within the industry. These characteristics, combined with the contractual nature of our revenue and costs, our leading industry position and our long-standing customer relationships provide for a strong and predictable stream of cash flows.

For the years ended December 31, 2013 and 2012, we recorded net revenue of $2,076 million and $2,002 million, respectively, net loss of $203 million and $292 million, respectively, and Adjusted EBITDA of $517 million and $494 million, respectively, reflecting a 9.8% and 14.6% net loss margin and a 24.9% and 24.7% Adjusted EBITDA margin, respectively. See “Prospectus Summary—Summary Consolidated Historical Financial and Other Data” for a discussion of Adjusted EBITDA. As of March 31, 2014 we had total indebtedness of approximately $3.5 billion. Our substantial level of indebtedness and other obligations could have important consequences for us including requiring a substantial portion of cashflow from operations to be dedicated to the payment of principal and interest, exposing us to the risk of rising interest rates and restricting us from making strategic acquisitions or causing us to make non-strategic divestitures.

Our Competitive Strengths

We believe that several aspects of our strategy fundamentally differentiate us from our competitors, including our focus on redefining travel distribution and commerce instead of investing in more capital and labor intensive airline and hospitality related IT solutions, our fast growing Beyond Air portfolio, including our automated B2B payments solution with a large addressable market and our emphasis on a value-based partnership approach with travel providers that allows us to increase revenue and profitability per Reported Segment. The following attributes describe in further detail how we differentiate ourselves from our competitors.

Our Travel Commerce Platform Addresses the Evolving Needs of Travel Providers, Agencies, Corporations and Travelers

Travel providers need flexible systems to distribute and merchandise their increasingly sophisticated core products and broadening offerings of ancillary products and services. We offer them a portfolio of industry-leading, value-add tools to increase revenue, lower costs and efficiently reach travel buyers globally in every channel. Our global reach allows travel providers to display and sell products in over 170 countries and across approximately 67,000 travel agency locations representing 234,000 online and offline travel agency terminals worldwide. Our Travel Commerce Platform enables travel providers to (i) extend their distribution by broadening their geographic reach to away markets and connects them with higher value business travelers, (ii) access higher yielding ticket prices from long-haul segments, room rates, complex itineraries and business travelers and (iii) encourage travelers to purchase ancillary services and/or upgrade or upsell travelers through our highly-differentiated Travelport Merchandising Platform.

Our Travelport Merchandising Platform, consisting of three distinct solutions—Travelport Aggregated Shopping, Travelport Ancillary Services and Travelport Rich Content and Branding—offers a range of sophisticated travel sales and marketing capabilities in collaboration with airlines. These solutions allow airlines to promote their products and services to the right buyers, at the right time and in the right place. Travelport Aggregated Shopping allows travel agencies to efficiently and directly compare results from traditional carriers, who deliver data through the traditional industry standard ATPCO, which regularly updates traditional GDSs, with those from LCCs and others who use an API connection to do so directly and in real time. Travelport Ancillary Services allows travel agencies to sell airline ancillaries, such as lounge passes and seats and bags, directly through their existing interface rather than needing to book separately on an airline’s website. Travelport Rich Content and Branding allows airlines to more effectively control how their flights and ancillaries are visually presented and described on travel agency screens, bringing them more in line with the airlines’ own website. This is especially valuable given the increasing importance of ancillary revenue for airline profitability. Our ability to help travel providers and travel agencies increase their revenue reinforces the value proposition of our Travel Commerce Platform when compared to alternative distribution channels, and has changed our relationship with travel providers from cost-focused to value-focused.

Our scale and global reach creates a virtuous cycle that is difficult to replicate. Our leading access to global travel provider content helps attract more travel buyers onto our platform, which in turn drives greater value for the travel providers, increasing their addressable customer base. Our leading point of sale solutions, such

Travelport Smartpoint, Universal Desktop and Travelport Mobile Agent, along with Travelport Rich Content and Branding, provide travel agencies with greater choice and detailed information on key differences between the products and services offered by travel providers, allowing them to provide more valuable insights to their customers, higher levels of customer service and improved sales productivity. Utilization of our Travel Commerce Platform simplifies highly complex, high volume operations, freeing up more time for travel agencies to focus on the selling process. In addition, our Travel Commerce Platform reduces operating costs for travel agencies by offering a single point of access to broad global travel content and by integrating critical data for back office, accounting and corporate customer reporting. Furthermore, our Travel Commerce Platform gives travelers a quick and easy way to compare a multitude of available travel options and obtain the true cost of a desired itinerary, buy ancillaries directly after the core booking has been made and provides greater control over itineraries through an option to add features at later stages in the travel process.

Fast Growing Portfolio of Beyond Air Initiatives

Our Travel Commerce Platform provides us with a foundation to offer a fast growing portfolio of additional products and services, which in turn results in additional revenue. Our Beyond Air portfolio includes distribution and merchandising solutions for hotel, car rental, rail, cruise-line and tour operators, payment solutions, advertising and other platform services.

We offer the largest inventory of hotel properties on any travel platform in the world via our innovative distribution and merchandising solutions for both chain and independent hotels. Independent Hotels were largely unaddressed by the GDS industry, which we integrate on one platform by combining the content from hotels captured by the traditional GDSs with independent hotel content our system accesses through our meta-search technology. In particular, our B2B solution, Travelport Rooms and More, is a single user interface that combines detailed product insights with meta-search functionality to deliver a fully-integrated hotel booking platform to travel agencies. Travelport Rooms and More captures highly fragmented content in one interface (including approximately 580,000 hotel properties) by combining content from large global OTAs with that from aggregators specializing in a particular geographic area. This streamlined and efficient interface also enables travel agencies to more easily upsell hotel content in a single, consistent and efficient workflow and user experience.

We are an early adopter in automated B2B payments and are redefining payments from travel agencies to travel providers. We have pioneered a new class of payments for the unmet needs of the travel industry that is focused on replacing cash and other payment methods with secure virtual pre-funded payment cards. eNett’s innovative, cost-efficient and secure travel payment solutions offer a strong value proposition to travel agencies and travel providers, including full flexibility, elimination of credit or bankruptcy risk, lower administrative cost due to significantly reduced time spent on reconciliation, rewards to travel agencies as percentage of rebate on payment volumes and a lower spread for foreign currency payments. eNett exclusively utilizes MasterCard under a long-term agreement for card issuance, giving unparalleled access to the payment systems of virtually all the world’s travel providers who accept MasterCard as a form of payment. eNett is already generating profits and we believe the model is highly scalable as we expand beyond the core hospitality sector into air travel, including LCCs, as well as other sectors of the travel industry. We estimate that there is approximately $2 trillion of direct spending on travel annually, $780 billion of which is booked through the indirect channel, and payment is made from travel agencies to travel providers.

In addition to hospitality and payments, we utilize the broad connections and extensive data managed by our Travel Commerce Platform to provide advertising solutions that allow our travel providers to easily and cost-effectively promote upgrades, ancillary products or services, package deals and other offers and, as a result, more effectively merchandise their products and services to targeted customers. We give travel providers direct access to a captive professional audience across approximately 67,000 travel agency locations representing 234,000 online and offline travel agency terminals worldwide, with a full-time focus on global travel bookings and cover all main domestic and international travel flows. Our improved, graphically rich point of sale solutions provide increased capabilities and “real estate” space to display banner advertisements, add click through functionality and market ancillary products through our user interface.

Innovative, Flexible and Scalable Open Technology Platform Tailored to Meet Evolving Industry Needs

Through our industry-leading technology platform, we have been able to maintain our position at the forefront of innovation by meeting the global demands of our customers for speed, flexibility and convergence. Our technology-enabled solutions offer rich content through accessible distribution channels, such as Travelport Smartpoint Desktop or Travelport Mobile Agent. To address unmet industry needs, we made significant strategic investments in innovative technology over the last three years, and we continue to invest in developing new technologies, platforms and ideas, all on an open and accessible platform that delivers expansive content and improves customer service. Our open connectivity approach allows for fully-flexible access to content and services across a range of delivery mechanisms, from XML protocols to more traditional industry sources such as ATPCO. Our open platform allows us to pull together content delivered from multiple sources into a cohesive display for the travel buyer, enabling search, comparison, reservation and payment across multiple providers. We deliver our content and functionality through state-of-the-art point of sale tools or via our own uAPI, which enables the flexibility for travel agencies and intermediaries to design customized user interfaces. A broad network of over 300 developers utilize our uAPI, create their own applications and increase the robustness of our systems. Our point of sale tools are device agnostic, allowing our customers to access our platform via internet connection on a desktop or a variety of mobile devices, such as smartphones and tablets. In 2013, our systems processed up to 3 billion travel related system messages per day with 240 millisecond peak transaction frequency, approximately 8 billion API calls per month with 99.994% core system uptime using over 9,700 physical and virtual servers and had total storage capacity of over 13 petabytes. We operate our own in-house data center, which is another source of competitive advantage.

In recognition of the advantages provided by our open platform, we were the first GDS to offer Delta Air Lines’ full range of seating products. In addition, starting in 2013, we offered Travelport Aggregated Shopping through XML connectivity to airline content, which has enabled and encouraged leading LCCs such as AirAsia, easyJet, Ryanair and Spirit Airlines to join our fully integrated Travel Commerce Platform. In 2013, we launched an innovative Air Merchandising Platform to enhance user experience and focus on the sale of ancillary products and services, which are becoming increasingly important for airlines’ profitability. In the hospitality industry, we were the first GDS to offer a one-stop portal for hotel content distribution powered by “meta-search” technology. In 2013, we won the Gold Stevie Award for technology innovation, and in 2013 and 2014, we won the Globe Travel Award for the Best Technology Provider, presented by InformationWeek.

Resilient, Recurring, Transaction-based Business Model with High Revenue Visibility

Our operations are primarily founded on a transaction-based business model that ties our revenue to travel providers’ transaction volumes rather than the price paid by a consumer for airfare, hotel rooms or other travel products and services booked through our systems. Travel related businesses with volume-based revenue models have generally shown strong visibility, predictability and resilience across economic cycles because travel providers have historically sought to maintain traveler volumes by reducing prices in an economic downturn.

Our high proportion of Recurring Revenue, accounting for over 99% of revenue in each of the three years ended December 31, 2013, contributes to the resilience and strength of our business. In general, our business is characterized by multi-year travel provider and travel agency contracts. In 2013, we had 33 planned airline contract renewals, and we successfully renewed all such contracts. We currently have 38 and 43 planned airline contract renewals in 2014 and 2015, respectively. We also enter into contracts with travel buyers, such as travel agencies and corporate travel departments. A meaningful portion of our travel buyer agreements, representing approximately 18% of our revenue on average, are up for renewal in any given year. We did not lose any material travel buyer contract in the last three years. The length of our customer contracts, as well as the transaction-based and recurring nature of our revenue, provides high revenue visibility going forward.

Balanced Global Footprint with Long-standing Customer Relationships

We believe we are the most geographically balanced participant in the travel distribution industry. In 2013, we generated $1,959 million in Travel Commerce Platform revenue, of which 68% is international (with 19% from Asia Pacific, 30% from Europe, 4% from Latin America and Canada and 14% from the Middle East and Africa), and 32% is from the United States, closely mirroring the total GDS-processed air segments globally. Our geographically dispersed footprint helps insulate us from particular country or regional instability, allows for optimal IT efficiency and enhances our value proposition to travel providers. We are well positioned to capture higher value business from travel providers operating in away markets, which results in higher per transaction revenue for both us and the travel providers we serve. This strategically diversified geographic footprint allows us to focus on higher value transactions in the international travel segment. Our balanced network positions us well to benefit from global industry growth, while lessening the impact of potential geographic shifts within the industry. Our footprint also positions us as the challenger to the industry leader for air segments processed in each geographic region and provides us opportunities to grow our share.

We also have a highly diversified customer base and strong, long-standing relationships with both our travel provider and travel buyer customers. None of our travel buyers or travel providers accounted for more than 10% of our revenue for the year ended December 31, 2013. Our top 15 travel providers (by 2013 revenue) have been our customers for more than ten years on average.

Proven and Motivated Management Team with Deep Travel Industry Expertise

Our management team has nearly 100 years of combined travel industry experience and is committed to improving and maintaining operational excellence by utilizing their extensive knowledge of the travel and technology industries. Their dedication and excellence has been demonstrated by improving our key business metrics and our recent capital structure improvements. Our management team’s compensation structure directly incentivizes them to improve business performance and profitability. Members of management currently own approximately 1% of our outstanding common shares (approximately 5% on a fully diluted basis assuming the vesting of existing equity awards).

Our management team is supported by a skilled, diverse, motivated and global workforce, comprised of approximately 3,600 full-time employees and an additional 1,100 employees at InterGlobe. By investing in training, skills development and rotation programs for our employees, we seek to develop leaders with broad knowledge of our company, the industry, technology and customer-specific needs. We also hire externally as needed to bring in new expertise. Our combination of deep industry and company experience combined with the fresh perspective and insight of new hires across our management team creates a solid foundation for driving our business to success, profitability and industry leadership.

Our Growth Strategies

We believe we are well positioned for future growth. Our balanced geographic footprint aligns us with anticipated industry growth across geographies, and we expect trends such as the increasing importance of ancillary revenue, the need by travel providers to personalize their offers to travelers, expansion by LCCs into the business travel industry, continued penetration by GDSs into hospitality distribution and growth of B2B travel advertising to further underpin our growth. We continue to leverage our domain expertise and relationships with travel providers to grow eNett. We will continue to evaluate and pursue strategic acquisition opportunities that enhance our Travel Commerce Platform. Our recent strategic capital investments, current product portfolio and strategic positioning enable us to benefit from industry trends, and we intend to capitalize further on these industry trends by focusing on the following initiatives:

Driving Beyond Air Innovation and Growth

Our Beyond Air portfolio includes fast growing hotel distribution, advertising and payment solutions. Given growth rates and the underpenetrated nature of these three areas, we believe we can grow our Beyond Air portfolio at a multiple to overall travel industry growth by continuing to strategically invest in the development of state-of-the-art capabilities in order to achieve a leading industry position.

Payments: Our strategy for eNett is to continue growing the scale of the business through further investment in operational capabilities, sales and marketing and targeted geographic expansion. We plan to capitalize on our early adopter advantage to capture “white space” given the travel industry’s previously unmet needs for a secure and efficient payment solution. Our Travel Commerce Platform allows us to leverage our extensive network of travel agencies to grow the penetration rate for eNett payments.

Hospitality: Through our leading meta-search capabilities, we are increasing our presence among independent hotels and have the largest inventory of hotel properties on any travel platform in the world. In addition, we provide superior chain hotel content to OTAs relative to our competitors by providing direct XML connectivity. Our strategy to grow in hospitality distribution is also focused on delivering corporate access to aggregated hotel content, including both chain and independent hotels through a single point of sale.

Advertising: Our strategy is to focus on the B2B advertising opportunity by targeting travel agencies. Hotel advertising will remain our core offering, but other advertising categories (especially air) also represent areas for growth, which we believe we are well positioned to capitalize on through our Travel Commerce Platform.

Expand Air Platform

We are well positioned in the high-value, complex segment of air travel distribution, which is characterized by its larger number of business travelers, complex itineraries and international bookings. Our strategy to grow our Air platform focuses on providing state-of-the-art solutions to address the changing manner in which airlines are positioning and selling their products and services.

To achieve these objectives, we developed, and in April 2013, we launched, our Air Merchandising Platform that offers Rich Content and Branding capabilities and integrates XML content with traditional content in a graphically rich, single user interface. This allows for more flexible and effective distribution and merchandising of both core travel content and ancillary products and services, results in a higher value proposition for both network carriers and LCCs and allows travel agencies to upsell more content efficiently. We are also able to offer eNett payment capabilities to our travel buyers.

We intend to focus on the following strategies to drive Air growth:

Growth through Retailing and Merchandising Capabilities: In order to address the growing importance for travel providers for flexible systems to distribute and merchandise their increasingly sophisticated core products and broadening offerings of ancillary products, we have heavily invested in our Air Merchandising Platform to more effectively market and sell products and services. We have signed numerous airlines to our Rich Content and Branding solution and will continue to aggressively target additional airlines with this solution. In addition, increasing the sale of ancillaries through our platform not only results in additional transaction revenue, but also helps us attract new content from network carriers. We intend to continuously invest in our retailing and ancillary merchandising capabilities and grow by partnering with both network carriers and LCCs.

LCC Participation Growth: As LCCs continue to evolve and look for further growth opportunities, they seek to expand their offering into higher yield markets and to higher yield customers, mainly business travelers. Our access to business travelers, merchandising capabilities and ability to process complex itineraries have attracted and allowed for the full integration of several fast-growing LCCs such as AirAsia, easyJet, Ryanair and Spirit Airlines into our Travel Commerce Platform. We view the expansion of LCCs into the business travel segment as a significant growth opportunity for us, and we will continue building our offering to win their business.

Targeted Geographic Expansion: Because the ability to increase away segments provides more revenue to airlines, away segments attract a premium to home segments, a dynamic that will benefit our performance as this trend continues. Furthermore, due to our balanced global footprint, we are well placed to benefit from global airline capacity shifts and increased LCC participation. We will continue to grow our international business and will focus on expanding into new emerging regions such as Africa, Latin America and Eastern Europe.

Business Travel Growth: Our strategy to grow in the business travel space is focused on investing in products that distribute travel technology solutions directly to corporations, allowing them to easily access and book travel content that incorporates their travel management policies directly through our platform.

Focus on Distribution Technology Leadership and Differentiated Products

Achieving growth in our Travel Commerce Platform is predicated on our continued investment in developing advanced technologies and differentiated products to maintain our competitive position. We intend to continue our strong commitment to product innovation and technological excellence to maintain our state-of-the-art product portfolio and preserve our early adopter advantage in several key growth areas, such as the sale of ancillaries, B2B travel payments, hospitality merchandising and advertising. We plan to continue offering rich travel content and empowered selling capabilities on an open platform with service oriented architecture and industry leading uAPI, and plan to continue to focus on developing a diverse application set to consistently increase the value of our Travel Commerce Platform to our customers. We are exploring new adjacencies, such as big data, which allow us to better understand patterns and predict new behaviors and trends in the travel ecosystem. We have chosen not to focus our resources on more capital and labor intensive airline and hospitality related IT solutions. Instead, we focus on distribution products and payment related solutions. Our ability to offer differentiated, high value products and services allows us to shift the focus of our dialogue with travel providers from price to value, leading to higher RevPas.

Travel Providers

Our relationships with travel providers extend to airlines, hotels, car rental companies, rail networks, cruise-line and tour operators. Travel providers are offered varying levels of services and functionality at which they can participate in our Travel Commerce Platform. These levels of functionality generally depend upon the travel provider’s preference as well as the type of communications and real-time access allowed with respect to the particular travel provider’s host reservations and other systems.

We provide air distribution services to approximately 400 airlines globally, including approximately 85 LCCs. We have relationships with approximately 320 hotel chains, representing approximately 100,000 hotel properties, which provide us with live availability and instant confirmation for bookings, in addition to approximately 20 hotel aggregators resulting in an aggregate of approximately 580,000 hotel properties bookable through Travelport Rooms and More, which, based on our internal estimates, is the largest inventory of hotel properties on any travel platform in the world. In addition, we serve approximately 35,000 car rental locations, 55 cruise-lines and tour operators and 12 major rail networks worldwide.

The table below lists alphabetically our largest airline providers in the regions presented for the year ended December 31, 2013, based on revenue:

Asia Pacific	Europe	Latin America and Canada	Middle East and Africa	United States
Malaysian Airlines	Alitalia Airlines	Air Canada	Emirates Airlines	American Airlines
Qantas Airways	British Airways/Iberia	American Airlines	Qatar Airways	Delta Air Lines
Singapore Airlines	Lufthansa Airlines	Lufthansa Airlines	Saudi Arabian Airlines	Frontier Airlines
Thai Airways	TAP Air Portugal	United Airlines	South African Airways	United Airlines
Virgin Australia Airlines	Turkish Airlines	WestJet	Turkish Airlines	US Airways

The majority of our agreements remain in effect each year, with exceptions usually linked to airline mergers or insolvencies. In 2013, we had 33 planned airline contract renewals, and we successfully renewed all such contracts. We currently have 38 and 43 planned airline contract renewals in 2014 and 2015, respectively. Our top fifteen travel providers as measured by revenue for the year ended December 31, 2013, all of which are airlines, have been customers on average for more than ten years. For the year ended December 31, 2013, our top ten travel providers represented approximately 30% of revenue and no single provider accounted for more than 10% of revenue.

We have entered into a number of specific-term agreements with airlines across the globe to secure full-content. Full-content agreements allow our travel agency customers to have access to the full range of our airline providers’ public content, including the ability to book the last available seat, as well as other functionalities. We have secured full-content or distribution parity agreements with approximately 110 airlines, including LCCs. Revenue attributable to these agreements comprised 74% of Air revenue in the year ended December 31, 2013. Certain full-content agreements expire, or may be terminated, during 2014. For example, though we have participation agreements with these airline providers in which they participate in our Travel Commerce Platform, full-content or distribution parity agreements with airlines representing approximately 11% of our Travel Commerce Platform revenue for the year ended December 31, 2013 are up for renewal or are potentially terminable by such carriers in 2014.

We have approximately 85 LCCs participating in our Travel Commerce Platform around the world, including Southwest Airlines, Spirit Airlines, Ryanair, easyJet and AirAsia. Our revenue from LCCs increased by 7% for the year ended December 31, 2013, in contrast to a 2% increase in revenue attributable to network carriers compared to the prior year.

Our top hotel providers for the year ended December 31, 2013 were Hilton, Intercontinental Hotels Group and Marriot Hotels.

Our top five car rental company providers by brand for the year ended December 31, 2013 were Avis, Dollar, Enterprise, Hertz and National. We provide electronic ticketing solutions to 12 major international and national rail networks, including Société Nationale des Chemins de Fer France (SNCF) (France), Amtrak (United States), Eurostar Group (United Kingdom/France) and AccessRail (United States).

Travel Agencies

Approximately 67,000 travel agency locations representing 234,000 online and offline travel agency terminals worldwide use us for travel information, booking and ticketing capabilities, travel purchases, workflow automation and management tools for travel information and travel agency operations. Access to our Travel Commerce Platform enables travel agencies to electronically search travel related data such as schedules, availability, services and prices offered by travel providers and to book travel for end customers.

Our Travel Commerce Platform also facilitates travel agencies’ internal business processes such as quality control, operations and financial information management. Increasingly, this includes the integration of products and services from independent parties that complement our core product and service offerings, including a wide array of mid- and back-office service providers. We also provide technical support, training and other assistance to travel agencies, including numerous customized access options, productivity tools, automation, training and customer support focusing on process automation, back-office efficiency, aggregation of content at the desktop and online booking solutions.

Our relationships with travel agencies typically are non-exclusive, meaning they subscribe to and have the ability to use more than one GDS but may require a substantial portion to be booked through our Travel Commerce Platform. We pay travel agencies a commission for segments booked on our Travel Commerce Platform and, in order to encourage greater use of our Travel Commerce Platform, we may pay an increased commissions based on negotiated segment volume thresholds. Travel agencies or other customers in some cases pay a fee for access to our GDS or to access specific services or travel content.

Our travel agency customers comprise online, offline, corporate and leisure travel agencies. Our largest online travel agency customers, by revenue, in 2013 were Orbitz Worldwide (which includes orbitz.com and cheaptickets.com in the United States and ebookers.com in Europe), Priceline and Expedia. In the year ended December 31, 2013, approximately 20% of our revenue was derived from OTAs and of the remaining 80% of our revenue, approximately 40% was derived from business travel and approximately 40% was derived from leisure travel. Our largest business travel agency customers in 2013 were American Express, BCD Holdings, Carlson Wagonlit Travel, Flight Centre Limited and Hogg Robinson Group. Our largest leisure travel agency customers in 2013 include AAA Travel, Carlson Leisure Group, Kuoni and GTT Global/USA Gateway. For the year ended December 31, 2013, our top ten travel agency customers represented approximately 30% of revenue and no single travel agency customer accounted for more than 10% of revenue. Travel agency contracts representing approximately 23%, 22%, 11% and 44% of 2013 revenue are up for renewal in 2014, 2015, 2016 and beyond, respectively.

Competition

Travel Commerce Platform

The marketplace for travel distribution is large, multi-faceted and highly competitive. We compete with a number of travel distributors, including:

•	traditional GDSs, such as Abacus, Amadeus and Sabre;

•	local distribution systems that are primarily owned by airlines or governmental entities and operated predominately in their home countries, including TravelSky in China, Axess and Infini in Japan, Topas in South Korea and Sirena in Russia;

•	travel providers that use direct distribution, including through the use of travel provider websites and mobile applications;

•	corporate booking tools, including Concur Technologies, GetThere, Deem, KDS, eTravel and Egencia (although most corporate booking tools interface with a GDS to access the content and functionality offered by the GDS); and

•	other participants, including Kayak, TripAdvisor, Yahoo! and Google, which have launched business-to-consumer travel search tools (although bookings are often fulfilled by a GDS) that connect travelers with direct distribution channels and OTAs.

While many of the products and services offered by non-GDSs offer some of the functionality and integration provided by our Travel Commerce Platform, we believe none of them offer the full functionality and integration we offer, including serving the end consumer who desires to explore all booking options. Among industry participants with a traditional GDS, we believe our Travel Commerce Platform differentiates us from our competitors. We believe that competition in the industry is based on the following criteria:

•	the timeliness, reliability and scope of travel inventory and related content;

•	service, reliability and ease of use of the system;

•	the number and size of travel agencies and the fees charged by a GDS and incentives and loyalty payments made to travel agencies;

•	travel provider participation levels, inventory and the transaction fees charged to travel providers;

•	the range of products and services available to travel providers and travel agencies; and

•	geographical reach, consistency of data and content, cross border capabilities and end traveler and corporation servicing.

According to MIDT, for the years ended December 31, 2013 and 2012, we accounted for 26% of global GDS-sold air segments, with a distribution mirroring the global distribution of GDS air segments.

Payment Solutions

While we believe eNett is redefining payments from travel agencies to travel providers, there are currently multiple ways to settle travel payments from travel agencies to travel providers. Traditional methods of settling travel payments include:

•	cash and cheque;

•	consumer cards, corporate cards, lodge cards and bank-issued VANs; and

•	wire transfers and EFTs.

Technology Services

The technology services sector of the travel industry is highly fragmented by service offering, including hosting solutions, such as internal reservation system services, as well as flight operations technology services and software development services. For example, sector participants include Amadeus, HP Enterprise Services, Navitaire LLC, Sabre, SITA and Google, as well as airlines that provide the services and support for their own internal reservation system services and also host external airlines.

Properties

Headquarters and Corporate Offices

Our principal executive office is located in Atlanta, Georgia, under a lease with a term of 12 years that expires in December 2024. We also have an office in Langley in the United Kingdom, under a lease with a term of 20 years that expires in June 2022.

Operations

Our operational business global headquarters are located in Langley, United Kingdom. Our operational business U.S. headquarters are located in Atlanta, Georgia. eNett is headquartered in Melbourne, Australia.

In addition, we have leased facilities in 42 countries that function as call centers or fulfillment or sales offices. Our product development centers are located in leased offices in Denver, Colorado under a lease expiring in July 2017, leased offices in Kansas City, Missouri under a lease expiring in February 2021 and leased offices in New Delhi, India under a lease expiring in August 2016.

The table below provides a summary of our key facilities, all of which are leased:

Location	Purpose
Atlanta, Georgia	Corporate Headquarters; GDS Operational Business
Langley, United Kingdom	Operational Business Global Headquarters
Atlanta, Georgia	Data Center
Denver, Colorado	Product Development Center
Kansas City, Missouri	Product Development Center
New Delhi, India	Product Development Center
Melbourne, Australia	eNett Operational Business Headquarters

Data Center

We operate an in-house data center out of leased facilities in Atlanta, Georgia, pursuant to a lease that expires in August 2022. Our data center powers our consolidated Travel Commerce Platform and provides access 24 hours a day, seven days a week and 365 days a year. The facility is a hardened building housing two data centers: one used by us and the other used by Delta Air Lines. We and Delta Air Lines each have equal space and infrastructure at the Atlanta facility. Our Atlanta data center comprises 94,000 square feet of raised floor space, 27,000 square feet of office space and 39,000 square feet of facilities support area.

We believe that our properties are sufficient to meet our present needs, and we do not anticipate any difficulty in securing additional space, as needed, on acceptable terms.

Sales and Marketing

Our SMOs and NDCs are organized by country or region and are typically divided between the new account teams, which seek to add new travel agencies to our Travel Commerce Platform, and account management teams, which service and expand existing business. In certain regions, smaller customers are managed by telemarketing teams. Our SMOs are wholly-owned and represented approximately 82% of our Travel Commerce Platform revenue in 2013. We continue to utilize NDCs in certain regions where our appointed distributor either provides specialized expertise in the technology or the countries in which they operate for us. These NDCs are typically located in regions where airlines continue to exert strong influence over travel agencies or where the NDC has specialized expertise in the local region or country. We also contract with new NDCs in countries and regions where doing so would be more cost-effective than establishing an SMO. Our top ten NDCs generated approximately 11% of revenue in 2013 and no single NDC accounted for more than 5% of revenue.

We have a dedicated organization for hospitality, which covers sales, marketing, product and application development. eNett operates independently, but works closely with the Travel Commerce Platform SMOs to realize cross-sale opportunities.

Technology

Achieving growth for our Travel Commerce Platform is predicated on our continued investment in developing advanced technologies and differentiated products to maintain our competitive position. We intend to continue our commitment to product innovation and technological excellence to maintain our product portfolio and preserve our early adopter advantage in several key growth areas, such as the sale of ancillaries, B2B travel payments, hospitality merchandising and advertising. We plan to continue offering rich travel content on an open platform with service oriented architecture and an industry leading uAPI, and are also focused on developing a diverse application set to consistently keep increasing value of our Travel Commerce Platform to our customers. We are exploring new adjacencies, such as big data, which allow us to better understand patterns and predict new behaviors and trends in the travel ecosystem. We have chosen not to focus our resources on more capital and labor intensive airline and hospitality related IT solutions. Instead, we focus on distribution products, payment related solutions and technology services. For example, starting in 2013, we offered Travelport Aggregated Shopping through XML connectivity to airline content, which has enabled and encouraged leading LCCs such as AirAsia, easyJet, Ryanair and Spirit Airlines to join our fully integrated Travel Commerce Platform, and have focused on providing superior chain hotel content to OTAs relative to our competitors by directly connecting via XML to key hotel chains. Our ability to offer differentiated, high value products and services allows us to shift the focus of our dialogue with travel providers from price to value, leading to higher revenue per transaction. Our Travel Commerce Platform includes three GDS systems—Travelport, Galileo and Worldspan.

We support our operations from a single data center location in Atlanta, Georgia that we operate. We believe that our data center is a state-of-the-art facility, one that has completed comprehensive technology upgrades to current IBM processing and storage platforms. The combined facility features a technology platform that we believe leads the industry in terms of functionality, performance, reliability and security. The existing systems are certified compliant with the Payment Card Industry Data Security Standard, offering a secure environment for operations and have historically operated at a 99.994% core systems uptime. In 2013, our systems processed approximately 900 billion transactions, up to 3 billion travel related system messages per day on a maximum transaction speed of 240 milliseconds and approximately 8 billion API calls per month. Our data center uses over 9,700 physical and virtual servers and has total storage capacity of over 13 petabytes.

In the data center environment, our customers benefit from access to one of the industry’s most powerful, reliable and responsive travel distribution and hosting platforms. Continued modernization of our technical environment is an integral part of our aim to support growth by efficiently delivering distribution systems to our customers. In November 2012, we announced a multi-year agreement for the delivery of significant upgrades to our existing systems architecture and software infrastructure of a key part of our technology platform.

Intellectual Property

We regard our technology and other intellectual property as critical components and assets of our business. We protect our intellectual property rights through a combination of copyright, trademark and patent laws, and trade secret and confidentiality laws and procedures, as well as database rights, where applicable. We own and seek protection of key technology and business processes and rely on trade secret and copyright laws to protect proprietary software and processes. We also use confidentiality procedures and non-disclosure and other contractual provisions to protect our intellectual property assets. We rely on appropriate laws to protect the ownership of our data and databases.

Where appropriate, we seek statutory and common law protection of our material trade and service marks. The laws of some foreign jurisdictions, however, vary and offer less protection than other jurisdictions for our proprietary rights. Unauthorized use of our intellectual property could have a material adverse effect on us, and there is no assurance that our legal remedies would adequately compensate us for the damages caused by such unauthorized use.

We rely on technology that we license or obtain from third parties to operate our business. Vendors that support our core GDS technology include IBM, CA, Inc., SAS Group, Inc., Cisco Systems, Inc., EMC Corporation

and Red Hat, Inc. Certain agreements with these vendors are subject to renewal or negotiation within the next year. In 2010, we obtained licenses to our Transaction Processing Facility operating system from IBM. Associated maintenance, support and capacity are available through December 31, 2016 under an agreement with IBM, and we expect such services will continue to be available to us after December 31, 2016.

Employees

As of March 31, 2014, we had approximately 3,600 full-time employees and an additional 1,100 employees at InterGlobe. None of our employees in the United States are subject to collective bargaining agreements governing employment with us. In certain of the European countries in which we operate, we are subject to, and comply with, local law requirements in relation to the establishment of work councils. In addition, due to our presence across Europe and pursuant to an E.U, Directive, we have a Travelport European Works Council in which we address E.U. and enterprise-wide issues. We believe that our employee relations are good.

Seasonality

Our business experiences seasonal fluctuations, reflecting seasonal demand trends for the products and services we offer. These trends generally cause our revenue to be higher in the first and second quarters as compared to the third and fourth quarters of the calendar year. Revenue typically peaks during these times as travelers plan and book their upcoming spring and summer travel.

Government Regulation

In the countries in which we operate, we are subject to or affected by international, federal, state and local laws, regulations and policies, including anti-bribery rules, trade sanctions, data privacy requirements, labor laws and anti-competition regulations, which are constantly subject to change. In addition, certain government trade sanctions affect our ability to operate in Cuba, Iran, Sudan, Syria and North Korea. The descriptions of the laws, regulations and policies that follow are summaries and should be read in conjunction with the texts of the laws and regulations. The descriptions do not purport to describe all present and proposed laws, regulations and policies that affect our businesses.

We believe that we are in material compliance with these laws, regulations and policies. Although we cannot predict the effect of changes to the existing laws, regulations and policies or of the proposed laws, regulations and policies that are described below, we are not aware of proposed changes or proposed new laws, regulations and policies that will have a material adverse effect on our business.

Industry Regulations

Our business is subject to GDS industry specific regulations, including in the E.U., Canada, India and China, and eNett operates in the highly regulated financial services industry.

Historically, regulations were adopted in the E.U. and Canada to guarantee consumers access to competitive information by CRSs (then owned by individual airlines) to provide travel agencies with unbiased displays and rankings of flights. Under the current E.U. CRS Regulations, GDSs and airlines are free to negotiate booking fees charged by GDSs and the information content provided by the airlines. The E.U. CRS Regulations include provisions to ensure a neutral and non-discriminatory presentation of travel options in the GDS displays and to prohibit the identification of travel agencies in MIDT data without their consent. The E.U. CRS Regulations also require GDSs to display rail or rail/air alternatives to air travel on the first screen of their principal displays in certain circumstances. In addition, to prevent parent carriers of GDSs from hindering competition from other GDSs, parent carriers will continue to be required to provide other GDSs with the same information on their transport services and to accept bookings from another GDS.

There are also GDS regulations in Canada, under the regulatory authority of the Canadian Department of Transport. Under the present regulations, Air Canada, the principal Canadian airline, could choose distribution channels that it owns and controls or distribution through another GDS rather than through our Travel Commerce Platform.

Although all GDS regulations in the United States (which only covered airline distribution) expired as of July 2004, the U.S. Department of Transportation, or DOT, has retained the authority to intervene as it considers necessary. To date, the DOT has not intervened in relation to our Travel Commerce Platform activities in the United States, but has provided guidance regarding, among other things, any biasing of air carrier GDS displays. On May 21, 2014, the DOT proposed rules requiring airlines and ticket agents to disclose fees for basic ancillary information associated with airline tickets. The proposed rules contain two alternative proposals, one of which would require carriers to disclose fee information to all ticket agents, including GDSs, and another alternative that would exclude GDSs.

In 2010, new Civil Aviation Requirements were issued by the Government of India to regulate CRSs operating in India for the purpose of displaying or selling air services, to promote fair competition in the airline sector and to ensure that consumers do not receive inaccurate or misleading information on airline services.

On October 1, 2012, the Interim Regulations on Administering the Permit of Direct Access to and Use of Foreign Computer Reservation System by Foreign Airlines’ Agents in China were published by the Civil Aviation Administration of China, or CAAC, and became effective on that date. The key element of the new regulations is the introduction of a permit scheme whereby foreign airlines are able to apply to CAAC for approval to allow Chinese-based travel agencies to access their nominated foreign CRS provider’s system for the purpose of making international bookings.

Because eNett operates an innovative payment solution, the regulatory environment for eNett products and services is not clearly defined and varies from country to country. In November 2013, eNett was granted a financial services license in Australia by the Australian Securities and Investments Commission. eNett had previously provided its eNett VAN solution pursuant to a sub-license from an Australian payments processor. In the European Union, eNett partners with regulated entities to limit its obligation to be regulated as a financial services provider with regard to its management of client funds. In jurisdictions where eNett’s operations are regulated, the regulations generally require licensing, insurance, systems and controls, client identification checks, and/or compliance staffing. Any violation of these regulatory requirements could compromise licenses and lead to financial penalties, imposed changes to systems and controls, closer monitoring, and detailed regulatory reviews.

We are also subject to regulations affecting issues such as international trade.

Privacy and Data Protection Regulations

Privacy regulations continue to evolve and on occasion may be inconsistent from one jurisdiction to another. Many states in the United States have introduced legislation or enacted laws and regulations that provide for penalties for failure to notify customers when security is breached, even by third parties.

Many countries have enacted or are considering legislation to regulate the protection of private information of consumers. In the United States, significant legislation is pending at the state and federal level. We cannot predict whether any of the proposed privacy legislation currently pending will be enacted and what effect, if any, it would have on our business.

A primary source of privacy regulations to which our operations are subject is the E.U. Data Protection Directive 95/46/EC of the European Parliament and Council (October 24, 1995), or the E.U. Data Protection Directive. Pursuant to this Directive, individual countries within the E.U. have specific regulations related to the trans-border dataflow of personal information (i.e., sending personal information from one country to another).

The E.U. Data Protection Directive requires companies doing business in E.U. member states to comply with its standards. It provides for, among other things, specific regulations requiring all non-E.U. countries doing business with E.U. member states to provide adequate data privacy protection when processing personal data from any of the E.U. member states. The E.U. has enabled several means for U.S.-based companies to comply with the E.U. Data Protection Directive, including a voluntary safe-harbor arrangement and a set of standard form contractual clauses for the transfer of personal data outside of Europe. We most recently completed self-certification for our GDS data processing under this safe-harbor arrangement on February 12, 2013. In January 2012, the European Commission issued a draft data protection regulation intended to replace this Directive, and we are monitoring developments in this rulemaking.

We are also subject to the U.S.-E.U. Safe Harbor Framework, or the Safe-Harbor, which provides a method for U.S. companies to transfer personal data outside the E.U. in a way that is consistent with the E.U. Data Protection Directive. To join the Safe-Harbor, we were required to self-certify to the U.S. Department of Commerce that we comply with E.U. standards. The Federal Trade Commission has enforcement authority over entities participating in the Safe-Harbor.

The CRS Regulations in force in Europe also incorporate personal data protection provisions that, among other things, classify GDSs as data controllers under the E.U. Data Protection Directive. The data protection provisions contained in the CRS Regulations are complementary to E.U. national and international data protection and privacy laws.

Many other countries have adopted data protection regimes. An example is Canada’s Personal Information and Protection of Electronic Documents Act, or PIPEDA. PIPEDA provides Canadian residents with privacy protections with regard to transactions with businesses and organizations in the private sector. PIPEDA recognizes the need of organizations to collect, use and share personal information and establishes rules for handling personal information.

Iran Sanctions Disclosure

As part of our global business in the travel industry, we provide certain passenger travel related Travel Commerce Platform and Technology Services to Iran Air. We also provide certain Technology Services to Iran Air Tours. All of these services are either exempt from applicable sanctions prohibitions pursuant to a statutory exemption permitting transactions ordinarily incident to travel or, to the extent not otherwise exempt, specifically licensed by the U.S. Office of Foreign Assets Control. Subject to any changes in the exempt/licensed status of such activities, we intend to continue these business activities, which are directly related to and promote the arrangement of travel for individuals.

The gross revenue and net profit attributable to these activities for the quarter ended March 31, 2014 were approximately $181,000 and $126,000, respectively. The gross revenue and net profit attributable to these activities for the year ended December 31, 2013 were approximately $592,000 and $435,000, respectively.

Legal Proceedings

DOJ

On May 19, 2011, we received a Civil Investigative Demand (“CID”) from the United States Department of Justice, which seeks our documents and data in connection with an investigation into whether there have been “horizontal and vertical restraints of trade by global distribution systems.” We have complied with the CID, and the investigation remains open.

Other

In addition, we are a party to various litigation matters incidental to the conduct of our business. We do not believe that the outcome of any of the matters in which we are currently involved will have a material adverse effect on our financial condition, results of our operations or our liquidity position.

MANAGEMENT

Executive Officers, Directors and Other Key Officers

The following table sets forth information about our executive officers and directors as of July 15, 2014. Biographical information for each of the executive officers and directors can be found below. Prior to this offering we expect that additional directors who are independent in accordance with the criteria established by the              for independent board members will be appointed to our Board.

Name	Age	Position

Gordon A. Wilson	48	President and Chief Executive Officer, Director

Philip Emery	50	Executive Vice President and Chief Financial Officer

Kurt Ekert	43	Executive Vice President and Chief Commercial Officer

Eric J. Bock	49	Executive Vice President, Chief Legal Officer and Chief Administrative Officer

Douglas M. Steenland	62	Chairman of the Board

Gavin R. Baiera	38	Director

Gregory Blank	33	Director

Scott McCarty	41	Director

The following table sets forth information about our other key officers as of July 15, 2014:

Name	Age	Position

Anthony Hynes	41	Managing Director and Chief Executive Officer of eNett

Bryan Conway	57	Senior Vice President and Chief Marketing Officer

Christopher Roberts	47	Group Vice President, Corporate Strategy and Development

Terence P. Conley	50	Executive Vice President, Capability and Performance

Gordon A. Wilson. Mr. Wilson has served as our President and Chief Executive Officer, as well as a member of our Board of Directors, since June 2011. Mr. Wilson served as our Deputy Chief Executive Officer from November 2009 until June 2011 and as President and Chief Executive Officer of Travelport’s GDS business (which includes the Airline IT Solutions business) since January 2007. Mr. Wilson has 22 years of experience in the electronic travel distribution and airline IT industry. Prior to the acquisition of Worldspan, Mr. Wilson served as President and Chief Executive Officer of Galileo. Mr. Wilson was Chief Executive Officer of B2B International Markets for Cendant’s Travel Distribution Services Division from July 2005 to August 2006 and for Travelport’s B2B International Markets from August 2006 to December 2006, as well as Executive Vice President of International Markets from 2003 to 2005. From 2002 to April 2003, Mr. Wilson was Managing Director of Galileo EMEA and Asia Pacific. From 2000 to 2002, Mr. Wilson was Vice President of Galileo EMEA. Mr. Wilson also served as Vice President of Global Customer Delivery based in Denver, Colorado, General Manager of Galileo Southern Africa based in Johannesburg, General Manager of Galileo Portugal and Spain based in Lisbon, and General Manager of Airline Sales and Marketing based in the United Kingdom. Prior to joining Galileo International in 1991, Mr. Wilson held a number of positions in the European airline and chemical industries. Mr. Wilson was selected to serve on our Board of Directors because of the leadership skills, strategic guidance and experience he brings as our President and Chief Executive Officer and operational expertise from his prior experience in the industry.

Philip Emery. Mr. Emery has served as our Executive Vice President and Chief Financial Officer since October 2009 and is responsible for all aspects of finance and accounting, decision support and financial planning and analysis globally. Prior to this role, Mr. Emery had served as Chief Financial Officer of Travelport’s GDS division since September 2006. Mr. Emery is the Chairman of the Board of Directors of eNett.

Before joining Travelport, from January 2006 to September 2006, Mr. Emery was an Entrepreneur in Residence with Warburg Pincus. Between 2002 and 2005, Mr. Emery was Chief Financial Officer of Radianz, a global extranet for the financial services industry, based in New York, which was sold to British Telecom in 2005. Prior to that, Mr. Emery worked in a number of global and European strategic planning and financial roles for London Stock Exchange and NASDAQ-listed companies, such as Rexam plc and 3Com Inc., holding roles such as International Finance Director and Controller and Operations Director.

Kurt Ekert. Mr. Ekert is our Executive Vice President and Chief Commercial Officer with global responsibility for sales, customer engagement, marketing, product, pricing, supplier services/content and customer support. Prior to this role, Mr. Ekert was Chief Operating Officer of the Company’s former GTA business, where Mr. Ekert led GTA’s commercial and operating functions, as well as all elements of its online consumer business. Before joining GTA, Mr. Ekert was Senior Vice President, Travelport Supplier Services. Also at Travelport, Mr. Ekert has held the positions of Group Vice President, Strategy and Business Development. Mr. Ekert’s prior experience in the travel industry includes serving as the Chief Operating Officer at a corporate booking tool provider then owned by Cendant and a number of senior finance roles at Continental Airlines. Mr. Ekert serves as a director of Passur Aerospace, Inc.

Eric J. Bock. Mr. Bock has served as our Executive Vice President, Chief Legal Officer and Chief Compliance Officer since August 2006 and as our Chief Administrative Officer since January 2009. Mr. Bock served as our Corporate Secretary from August 2006 to January 2009. In addition, Mr. Bock oversees our legal, government relations, communications, compliance, corporate social responsibility and philanthropic programs and corporate secretarial functions. In addition, Mr. Bock serves as the Treasurer of the Travelport PAC Governing Committee. Mr. Bock also serves on the Board of Directors of numerous subsidiaries of Travelport, as well as Travelport’s Employee Benefits and Charitable Contribution Committees. From May 2002 to August 2006, Mr. Bock was Executive Vice President, Law, and Corporate Secretary of Cendant where he oversaw legal groups in multiple functions, including corporate matters, finance, mergers and acquisitions, corporate secretarial and governance, as well as the Travelport legal function since its inception in 2001. From July 1997 until December 1999, Mr. Bock served as Vice President, Legal, and Assistant Secretary of Cendant and was promoted to Senior Vice President in January 2000 and Corporate Secretary in May 2000. Prior to this, Mr. Bock was an associate in the corporate group at Skadden, Arps, Slate, Meagher & Flom LLP in New York.

Douglas M. Steenland. Mr. Steenland has served as our Chairman since May 2013 and as a member of our Compensation Committee since August 2011. Mr. Steenland served as a member of our Audit Committee from August 2011 until March 2014. Mr. Steenland served as our Vice Chairman from August 2011 until May 2013. Mr. Steenland is Chairman of the Board of Performance Food Group Inc. and holds a portfolio of board directorships, including American International Group, Inc., a New York Stock Exchange company, Digital River, Inc., RGIS, Inc. and Hilton Worldwide Inc. Mr. Steenland previously held numerous executive roles during seventeen years with Northwest Airlines Corporation, most recently as President and Chief Executive Officer, from October 2004 until its merger with Delta Air Lines in October 2008. In the past ten years, Mr. Steenland has also served as a director of Northwest Airlines Corporation and Delta Air Lines, Inc. Mr. Steenland was President and Chief Executive Officer of Northwest Airlines Corporation when it filed for Chapter 11 bankruptcy in 2005. Mr. Steenland was selected to serve on our Board of Directors because of his industry expertise and experience as a member of the Board of Directors of other companies.

Gavin R. Baiera. Mr. Baiera has served as a member of our Board of Directors and as a member of our Audit Committee and Compensation Committee since October 2011. Mr. Baiera is a Managing Director at Angelo, Gordon & Co., L.P., a privately-held registered investment advisor currently managing approximately $23 billion. Prior to joining Angelo Gordon, Mr. Baiera was co-head of the Strategic Finance Group at Morgan Stanley which was responsible for all origination, underwriting and distribution of restructuring transactions. Prior to joining Morgan Stanley in 2005, Mr. Baiera was a Vice President at General Electric Capital Corporation concentrating on underwriting and investing in restructuring transactions. Mr. Baiera began his career at General

Electric Capital Corporation in their financial management program. Mr. Baiera serves on the Board of Directors of American Media, Inc and Orbitz Worldwide, Inc. Mr. Baiera was selected to serve on our Board of Directors because of his financial and investment expertise.

Gregory Blank. Mr. Blank has served as a member of our Board of Directors and a member of our Audit Committee and Compensation Committee since May 2013. Mr. Blank has served as Chairman of our Audit Committee since January 2014. Mr. Blank is a Principal in the Corporate Private Equity Group of The Blackstone Group, where he focuses primarily on investments in the Technology, Media and Telecommunications and Industrials sectors. Since joining Blackstone in 2009, Mr. Blank has been involved in the evaluation and execution of private equity transactions in a variety of industries and across geographies, including in the United States, Germany, Asia, and Australia/New Zealand. Prior to joining Blackstone, Mr. Blank was an Associate at Texas Pacific Group (TPG) in San Francisco, where he was involved in the evaluation and execution of private equity transactions. Prior to that, Mr. Blank worked in investment banking at Goldman, Sachs & Co. focused on Technology, Media and Telecommunications clients. Mr. Blank serves on the Boards of Directors of The Weather Channel and Antares Restaurant Group. Mr. Blank was selected to serve on our Board of Directors because of his financial and investment expertise.

Scott McCarty. Mr. McCarty has served as a member of our Board of Directors and a member of our Audit Committee and Compensation Committee since May 2013. Mr. McCarty is a partner of Q Investments and has been with Q Investments since 2002. Prior to his current position as manager of the venture capital, private equity, and distressed investment groups, he was a portfolio manager. Before joining Q Investments, Mr. McCarty was a captain in the United States Army and worked in the office of U.S. Senator Kay Bailey Hutchison. Mr. McCarty was selected to serve on our Board of Directors because of his financial and investment expertise.

Anthony Hynes. Mr. Hynes is Managing Director and CEO of eNett International, a joint venture formed in June 2009 between PSP International and Travelport, and in which Travelport owns a majority stake. Mr. Hynes has 20 years of strategic and operational business experience, leading companies across the telecommunications, internet, human services, retail, financial services and travel industries. Mr. Hynes has been instrumental in driving innovative payment solutions and business development opportunities that have propelled exponential growth in eNett over recent years. Mr. Hynes was an original founder of PSP International, which was first formed in 2002. Prior to this, he was the founder and Executive Chairman of one of Australia’s largest childcare companies, achieving triple-digit growth, year-on-year for three years, before being bought out by an ASX-listed group.

Bryan Conway. Mr. Conway has served as our Senior Vice President and Chief Marketing Officer since November 2012. As our Chief Marketing Officer, Mr. Conway has overall responsibility for the definition, lifecycle management and marketing of our products and services to all customer groups. Mr. Conway also oversees market strategy and research, and marketing communications globally. Mr. Conway has performed a wide range of commercial roles in the 25 years he has been with Travelport and its predecessors. Immediately prior to his current appointment as Chief Marketing Officer, Mr. Conway was Global Head of Commercial Operations & Supplier Services for Travelport GDS. Previous positions include Managing Director Europe, Middle East & Africa; Vice President, Airline Services for the same region; and General Manager for Galileo Southern Africa. Mr. Conway moved to Johannesburg from Hong Kong, where he helped establish Galileo’s current presence in Asia, building a network of distributors in the region. Previously, he had undertaken a similar task in Europe and then in Latin America. Mr. Conway joined Galileo International as a Marketing Manager in 1988.

Christopher Roberts. Mr. Roberts has been our Group Vice President, Corporate Strategy and Development since January 2014. In this role, Mr. Roberts assists in the development of our corporate strategy, including mergers and acquisitions activities, strategic alliances and the development of new business initiatives. Mr. Roberts has extensive executive management experience in a range of high-profile, technology-led companies, including Hewlett Packard, Vodafone and Regus Group Services. From August 2010 until

December 2013, Mr. Roberts was an executive of Regus Group Services, including the roles of Global Director—New Business Commercialization and Global Product Director—Office, Campus and Services. From September 2006 until August 2010, Mr. Roberts was an executive of British Telecommunications Alliance for Hewlett Packard UK. From January 2005 through August 2006, Mr. Roberts served as Head of Global Service Platforms, One Vodafone, of Vodafone Group Services Limited, and prior to this, from June 2003 until January 2005, as Head of Programme Management for Vodafone Group Technology—Global Service Development.

Terence P. Conley. Mr. Conley has served as our Executive Vice President, Capability and Performance since January 2013. Mr. Conley was formerly a Special Advisor and Travelport’s Executive Vice President of Integration, in which position he played a key role in the integration of Worldspan into Travelport. Prior to this role, Mr. Conley was Travelport’s Chief Administrative Officer, responsible for communications, corporate IT, real estate and contact centers. Formerly, Mr. Conley was Executive Vice President of Human Resources and Corporate Services for Cendant Corporation, where he oversaw global HR, facilities management, corporate real estate, events marketing and security functions throughout the enterprise. Prior to joining Cendant, Mr. Conley spent nearly 10 years with the PepsiCo organization, with HR leadership assignments in corporate and all their subsidiaries. His last position with this organization was Vice President of Human Resources at The Pepsi-Cola Company. In this role, Mr. Conley culminated his career by leading the HR aspects of the formation of independent bottling entities as a result of the break-up of the Pepsi-Cola sales and distribution organization. Prior to this role, Mr. Conley was Director of Human Resources with PepsiCo’s Frito Lay division, Director of Human Resources for PepsiCo Corporate and Director of Human Resources with PepsiCo’s KFC unit. Previously, Mr. Conley served in various HR capacities with RH Macy & Company.

Board Composition

Our Board will initially consist of             directors. The authorized number of directors may be changed by resolution of our Board. Vacancies on our Board can be filled by resolution of our Board. Upon the completion of this offering, our Board will be divided into three classes, each serving staggered, three-year terms:

•	Our Class I directors will be and , and their terms will expire at the first annual meeting of shareholders following the date of this prospectus;

•	Our Class II directors will be and , and their terms will expire at the second annual meeting of shareholders following the date of this prospectus; and

•	Our Class III directors will be and , and their terms will expire at the third annual meeting of shareholders following the date of this prospectus.

As a result, only one class of directors will be elected at each annual meeting of shareholders, with the other classes continuing for the remainder of their respective terms.

Board Committees

Audit Committee

The Audit Committee provides assistance to the Board in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent registered public accounting firm and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The Audit Committee also oversees the audit efforts of our independent registered public accounting firm and takes those actions as it deems necessary to satisfy itself that the independent registered public accounting firm is independent of management. Our Audit Committee is also responsible for the review, approval or ratification of “related-person transactions” between us or our subsidiaries and related persons. See “Certain Relationships and Related Party Transactions—Review, Approval or Ratification of Related Person Transactions.”

The composition of the Audit Committee immediately following this offering will be             ,             and             , with             serving as the chairman.

Compensation Committee

The Compensation Committee will determine our general compensation policies and the compensation provided to our directors and officers. The Compensation Committee will also review and determine bonuses for our officers and other employees. In addition, the Compensation Committee will review and determine equity-based compensation for our directors, officers, employees and consultants and will administer our equity incentive plans. Our Compensation Committee will also oversee our corporate compensation programs.

The composition of the Compensation Committee immediately following this offering will be             ,             and             , with             serving as the chairman.

Nominating and Corporate Governance Committee

After completion of this offering, the Cominating and Corporate Governance Committee will be responsible for making recommendations to the Board regarding candidates for directorships and the size and composition of the Board. In addition, the Nominating and Corporate Governance Committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the Board concerning corporate governance matters.

The composition of the Nominating and Governance Committee immediately following this offering will be             ,             and             , with             serving as the chairman.

Role of Our Board in Risk Oversight

One of the key functions of our Board is informed oversight of our risk management process. Our Board administers this oversight function directly through our Board as a whole, as well as through various standing committees of our Board that address risks inherent in their respective areas of oversight. In particular, our Board is responsible for monitoring and assessing strategic risk exposure, and our Audit Committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The Audit Committee will also have the responsibility to review with management the process by which risk assessment and management is undertaken, monitor compliance with legal and regulatory requirements, and review with our independent auditors the adequacy and effectiveness of our internal controls over financial reporting. Our Nominating and Corporate Governance Committee will be responsible for periodically evaluating our corporate governance policies and system in light of the governance risks that we face and the adequacy of our policies and procedures designed to address such risks. Our Compensation Committee will assess and monitor whether any of our compensation policies and programs are reasonably likely to have a material adverse effect on the Company.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or Compensation Committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. Our Code of Business Conduct and Ethics can be accessed on our website at www.travelport.com. The purpose of our code is to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; to promote full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed by us; and to promote compliance with all applicable rules and regulations that apply to us and our officers and directors. The information on our website is not a part of, or incorporated by reference into, this prospectus.

Limitations of Liability and Indemnification Matters

Our corporate bye-laws provide that, to the fullest extent permitted by law, every current and former Director, officer or other legal representative of our company shall be entitled to be indemnified by our company against judgments, fines, penalties, excise taxes, amounts paid in settlement and costs, charges and expenses (including attorneys’ fees and disbursements) resulting from any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including, but not limited to, an action by or in the right of the company to procure a judgment in its favor, by reason of the fact that such person is or was a director or officer of the company, or is or was serving in any capacity at the request of the company for any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Persons who are not our Directors or officers may be similarly indemnified in respect of service to the company or to any other entity at the request of the company to the extent our Board of Directors at any time specifies that such persons are entitled to indemnification.

In addition, we and one or more of our affiliates have entered into agreements that indemnify our Directors, executive officers and certain other employees. Such agreements provide for indemnification for related expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions and agreements are necessary to attract and retain qualified persons as our Directors and executive officers.

As of the date of this prospectus, we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of our company where indemnification will be required or permitted, nor are we aware of any threatened litigation or proceeding that might result in a claim for indemnification.

COMPENSATION DISCUSSION AND ANALYSIS

The purpose of this Compensation Discussion and Analysis section is to provide information about the material elements of compensation that are paid, awarded to, or earned by, our “Named Executive Officers,” who consist of our principal executive officer, principal financial officer, and the three other most highly compensated executive officers. For fiscal year 2013, our Named Executive Officers were:

•	Gordon A. Wilson, our President and Chief Executive Officer;

•	Eric J. Bock, our Executive Vice President, Chief Legal Officer and Chief Administrative Officer;

•	Philip Emery, our Executive Vice President and Chief Financial Officer;

•	Kurt Ekert, our Executive Vice President and Chief Commercial Officer; and

•	Mark Ryan, our former Executive Vice President and Chief Information Officer.

Historical Compensation Decisions

Our compensation approach is necessarily tied to our stage of development. Prior to this offering, we have been a privately-held company since 2006. As a result, we have not been subject to any stock exchange listing or SEC rules related to Board and compensation committee structure and functioning. Nevertheless, during fiscal year 2013, the Compensation Committee of Travelport Limited commenced the process of administering the compensation program for our Named Executive Officers in a manner consistent with a public company. We anticipate that our Compensation Committee will continue to review our compensation programs in connection with this offering and make such changes to our programs as it determines are necessary or appropriate for our status as a public company. As we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve. Accordingly, the compensation paid to our Named Executive Officers for fiscal year 2013, and the form and manner in which it was paid, is not necessarily indicative of how we will compensate our Named Executive Officers after this offering. For the sake of clarity, as used herein, the “Compensation Committee” refers to the Compensation Committee of Travelport Limited for periods prior to this offering and to the Compensation Committee of Travelport Worldwide Limited for any period following this offering.

Compensation Process

Our Compensation Committee reviews and approves the compensation of our Named Executive Officers and oversees and administers our executive compensation programs and initiatives. In discharging these functions, our Compensation Committee has historically taken into account multiple factors, including information (including market data) provided by third-party compensation consultants and others, as well as our Chief Executive Officer’s judgment and knowledge of our industry. Our Chief Executive Officer annually reviews each other Named Executive Officer’s performance with the Compensation Committee and recommends appropriate base salary, cash performance awards and grants of long-term equity incentive awards for all other executive officers. Based upon the recommendations of our Chief Executive Officer and in consideration of the objectives and the principles described below, the Compensation Committee approves the annual compensation packages of our executive officers other than our Chief Executive Officer. The Compensation Committee annually reviews our Chief Executive Officer’s performance and his base salary as well as any cash performance awards and grants of long-term incentive awards based on its assessment of his performance with input from any consultants we engaged. During fiscal year 2013, the Compensation Committee met outside the presence of all of our executive officers, including our Named Executive Officers, with regard to discussions specifically addressing our Chief Executive Officer’s compensation. For all other Named Executive Officers, the Compensation Committee met outside the presence of our executive officers except our Chief Executive Officer.

In addition, to ensure we provide competitive compensation to our Named Executive Officers, it has been our historical practice to compare total direct compensation with compensation surveys. In the past, we have compared our compensation against a range of both public and private companies. These comparisons have not been based on a selected peer group, but instead have been a general market comparison with companies in our industry. We anticipate that our Compensation Committee will compare executive compensation against a defined peer group of comparable companies in the future. To this end, we have engaged Pay Governance LLC (“Pay Governance”) to provide compensation information and analyses that reflect how our executive compensation practices relate to the market. We also anticipate that our Compensation Committee may make adjustments in executive compensation programs in the future as a result of this more formal process.

Compensation Philosophy and Objectives

We have strived to create an executive compensation program that balances short-term versus long-term payments and awards. The base salary component of our compensation program is meant to attract and retain talented individuals by providing a competitive baseline of compensation, and our variable cash and long-term incentives are primarily aimed at ensuring a performance-based delivery that will ensure a strong connection between executive compensation and financial performance to drive results and maximize shareholder value. Our executive compensation program is designed to:

•	attract and retain talent from within the highly competitive global marketplace;

•	ensure a performance-based delivery of pay that aligns, as much as possible, our Named Executive Officers’ rewards with our shareholders’ interests;

•	compensate our Named Executive Officers in a manner that incentivizes them to manage our business to meet our long-range objectives;

•	compensate our Named Executive Officers in a manner commensurate with their and our performance; and

•	promote a long-term commitment to us.

To achieve these goals, we have implemented a program consisting of (i) base salary, (ii) annual performance cash bonus and (iii) significant long-term incentive awards with a mix of time and performance related vesting conditions. In addition, we provide certain perquisites and other benefits that are more fully described below. The vesting conditions attached to our equity awards—which have historically required three or more years of service for full vesting, with a material part of awards subject to performance-based vesting—foster and promote a long-term commitment to us, which is a core value for us. We believe that there are great benefits and value to us in having a team of strongly incentivized, long-tenured and experienced business leaders focused on driving value.

Our executive compensation strategy uses base salary and perquisites to attract and retain talent, and our variable cash and long-term incentives aim to ensure a performance-based delivery of pay that aligns, as much as possible, our Named Executive Officers’ rewards with our shareholders’ interests and takes into account competitive factors and the need to attract and retain talented individuals. Historically, we have targeted compensation levels at the 75th percentile of various comparator groups and have designed our programs to provide additional upside potential for particularly strong performance by the Company or the individual Named Executive Officer.

The Compensation Committee expects to refine our compensation program design in connection with and following the offering to ensure that our compensation program is satisfactorily aligned with operating and stock performance goals. We anticipate linking a substantial portion of the executive team’s overall compensation to our ability to meet our short- and long-term financial and operational objectives and stock performance goals, and greatly reduce the retention-only elements that we historically have used on an occasional basis, including 2013.

Elements of Compensation

For our 2013 fiscal year, our executive compensation program consisted of the following components:

•	base salary;

•	annual cash incentive (bonus) awards linked to our overall performance;

•	grants of long-term compensation;

•	other executive benefits and perquisites, as described below; and

•	post-employment compensation.

We combine these elements to formulate compensation packages that provide competitive pay, reward the achievement of financial, operational and strategic objectives and align the interests of our executive officers with those of our shareholders.

Pay Mix

We use the particular elements of compensation described above because we believe that it provides a well-proportioned mix of secure compensation, retention value and at-risk compensation that produces short-term and long-term performance incentives and rewards. By following this approach, we provide our executive officers with a measure of security in the minimum expected level of compensation, motivate our executive officers to focus on business metrics that will produce a high level of short-term and long-term performance for us and long-term wealth creation for our executive officers, and reduce the risk of recruitment of our top executive talent by competitors. The mix of metrics used for our annual performance bonus and long-term incentive program likewise provides an appropriate balance between short-term financial performance and long-term financial and stock performance. For our Named Executive Officers, the mix of compensation, and the total potential payout value of our compensation program as a whole, is weighted toward at-risk and long-term compensation. This structure is intended to achieve our goal of rewarding our Named Executive Officers for superior operational performance and for creating long-term value for our shareholders.

Base Salary

We believe that a competitive base salary is essential in attracting and retaining key executive talent. Historically, the Compensation Committee has reviewed the base salaries of our Named Executive Officers and made adjustments to reflect, among other factors, each Named Executive Officer’s level of experience, responsibilities, expected future contributions to our success and market competitiveness. The base salary established for each of our Named Executive Officers is intended to reflect each individual’s responsibilities, experience, prior performance and other discretionary factors deemed relevant by our Compensation Committee. Base salary is also designed to provide our Named Executive Officers with steady cash flow during the course of the fiscal year that is not contingent on short-term variations in our corporate performance. Our Compensation Committee determines market level compensation for base salaries, usually after a review of market data and discussions with our Chief Executive Officer, taking into account our Named Executive Officers’ experience in the industry with reference to the base salaries of similarly-situated executives in other companies of similar size and stage of development operating in our industry.

In light of the long-term incentive awards made during 2013 to our Named Executive Officers, the Compensation Committee did not increase or otherwise adjust our Named Executive Officers’ base salaries in 2013. The base salaries paid to our Named Executive Officers in fiscal year 2013 are set forth in the Summary Compensation Table below.

Annual Bonus

Our Compensation Committee has the authority to award annual cash bonuses to our executive officers. The annual cash bonuses are intended to reward the achievement of corporate performance objectives. Our annual bonus program satisfies our goal of incentivizing our executive officers to achieve, and rewarding them for achieving, annual operational metrics important to the success of our business.

Generally, at the commencement of an executive officer’s employment with us, our Compensation Committee, after discussion with our Chief Executive Officer, typically sets a target level of bonus compensation that is structured as a percentage of such executive officer’s annual base salary. In this regard, the employment agreements for our Named Executive Officers specifically provide that the target bonus percentage of Mr. Wilson is 150% of base salary and of Messrs. Emery, Bock, Ekert and Ryan is 100% of base salary. Our Named Executive Officers can each earn up to 200% of their target bonus if the performance targets established by the Compensation Committee are exceeded.

Our annual bonus program is primarily formulaic. The annual bonus earned by a Named Executive Officer is determined based, in fiscal year 2013, on achievement of specified Adjusted EBITDA and operational metrics. However, our Compensation Committee does retain the discretion to increase or reduce any bonus paid on an evaluation of a Named Executive Officer’s individual performance. Except as noted below, our Compensation Committee did not exercise its discretion to increase or decrease payments in 2013.

For fiscal year 2013, our annual bonus payout was based 60% on achieving an Adjusted EBITDA target and 40% based on achieving operational targets, and was subject to approval of the Compensation Committee. We met or exceeded the Adjusted EBITDA target and the operational targets. Based on our performance during fiscal year 2013, the Compensation Committee awarded our Named Executive Officers the annual bonuses set forth in the Summary Compensation Table below, which represented 100% of the target bonus for Messrs. Wilson, Bock, Emery and Ekert and, based on the Compensation Committee’s exercise of discretion, 75% of the target bonus for Mr. Ryan.

Long-Term Compensation

In the last few years prior to this offering, our Compensation Committee has extensively considered our long-term compensation program to evaluate whether the long-term opportunities made available to our Named Executive Officers achieved our goals of retention, alignment of their interests with our shareholders, and incentivization to meet our long-term operational goals. Based on this review, the Compensation Committee concluded that special incentive awards were appropriate to better align our Named Executive Officers’ long-term compensation with those goals. As a result, in 2013, significant equity- and cash-based compensation awards were made to our Named Executive Officers, as is further described below.

Equity-Based Compensation

We believe that equity-based compensation is an important component of our executive compensation program and that providing a significant portion of our Named Executive Officers’ total compensation package in equity-based compensation aligns the incentives of our Named Executive Officers with the interests of our shareholders and with our long-term corporate success. In addition, our Compensation Committee believes that equity-based compensation awards enable us to attract, motivate, retain and adequately compensate executive talent by providing competitive levels of compensation tied to our long-term value creation.

As noted above, the Compensation Committee has extensively reviewed our long-term compensation program to determine its effectiveness with respect to the goals of our compensation philosophy, which include retention of our Named Executive Officers and alignment of their interests with those of our shareholders. Following such review, and in light of the refinancing completed in 2013, the Compensation Committee concluded that a lack of unvested equity awards increased the risk of departure by key executives, and that relatively low values of historic awards did not effectively align the Named Executive Officers with our shareholders. Accordingly, during fiscal year 2013, the Compensation Committee determined to grant to our Named Executive Officers restricted share units (“RSUs”), which are comprised of (i) time-based RSUs

(“TRSUs”) that vest on a semi-annual basis over the three-year period after grant; and (ii) performance-based RSUs (“PRSUs”) that vest, if at all, as of April 15, 2015, based on our achieving cumulative Adjusted EBITDA targets for fiscal years 2013 and 2014. Under the terms of the grant, vesting of the TRSUs, but not of the PRSUs, will accelerate upon the completion of this offering.

In 2013, our Named Executive Officers also received certain class A-2 units issued by TDS Investor (Cayman) L.P., our former indirect parent company, which were granted to management in fiscal year 2013 pursuant to an understanding previously reached by the primary equityholders of TDS Investor (Cayman) L.P. with senior management. There are no other units available for issuance with respect to TDS Investor (Cayman) L.P., and such units, along with the RSUs described above, are set forth in the Grants of Plan-Based Awards table below.

The size of the fiscal year 2013 equity awards to each Named Executive Officer was determined by the Compensation Committee, based on input and data from third parties, including Pay Governance, as well as input from our Chief Executive Officer and other officers and taking into account our unique circumstances in 2013. In particular, our comprehensive refinancing transactions in 2013 significantly diluted the equity holdings of the Named Executive Officers. The Compensation Committee believed that it was appropriate to make a one-time grant of RSUs to our Named Executive Officers in May 2013 to ensure that they had equity holdings sufficient to properly align their interests with our shareholders.

The combination of these awards and the relevant vesting conditions achieve our goals of retaining a talented management team by requiring continued service to earn the awards and focusing our named executives of, and rewarding them for achieving important strategic and/or operational goals.

Long-Term Cash Compensation

Prior to becoming a public company and, in each case, after review of our compensation program by the Compensation Committee (discussed above), we have on occasion granted cash retention and long-term incentives to provide for retention of our key executive officers, including our Named Executive Officers, as further reflected in the Summary Compensation Table below. These awards were made to encourage continued employment by our Named Executive Officers and to reward them for achieving designated goals. Awards were earned and paid during fiscal year 2013 under the terms of awards made in earlier years.

In 2013 in particular, based on the Compensation Committee’s conclusion that we needed additional incentives to retain our Named Executive Officers and pursuant to the 2013 Long-Term Management Incentive Program (“2013 LTMIP”), we granted awards to our Named Executive Officers that are paid based on continued employment and subject to compliance under the covenants in our debt agreements. The awards under this program vest semi-annually over three years (2013-2015), with 12.5% of the award eligible for vesting in each of the first four semi-annual vesting dates and 25% eligible for vesting in each of the last two semi-annual vesting dates. Following a change in control, which for the sake of clarity, will not include this offering, earlier “good leavers” are eligible for pro rata vesting for the period of service plus 18 months.

2014 Equity Incentive Plan

Effective upon the completion of this offering, we expect to implement the Travelport Worldwide Limited 2014 Omnibus Incentive Plan (“2014 Equity Plan”). Our 2014 Equity Plan will allow for the grant of equity incentives, such as grants of stock options, restricted shares, restricted share units and stock appreciation rights.

Other Executive Benefits and Perquisites

Our Named Executive Officers participate in broad-based welfare and retirement programs on substantially the same basis as other eligible employees. In addition, we provided financial planning and tax preparation (with tax gross up), deferred compensation and a car allowance to our U.S. Named Executive Officers, and financial planning, cash contributions in lieu of pension contributions, a car allowance (with tax gross up for our Chief Executive Officer), commuting benefits for our Chief Financial Officer and a travel allowance for our U.K. Named Executive Officers.

Pension and Non-Qualified Deferred Compensation. None of our Named Executive Officers receive benefits under a defined benefit pension plan. We do, however, provide for limited deferred compensation arrangements, with matching contributions by us in some circumstances, for U.S. executives.

We believe these benefits are generally consistent with those offered by other companies, and specifically with those companies with which we compete for employees, in the applicable jurisdiction in which our Named Executive Officers are employed.

Employment Agreements and Severance and Change of Control Benefits

We believe that a strong, experienced management team is essential to our and our shareholders’ best interests. We recognize that the possibility of a change in control could arise and that such a possibility could result in the departure or distraction of members of the management team to our and our shareholders’ detriment. We have entered into employment agreements with our Named Executive Officers in order to minimize employment security concerns arising in the course of negotiating and completing a significant transaction, as well as to provide post-employment restrictive covenants. These benefits, which are payable only if the executive officer is terminated by us without cause or the executive resigns for good reason (and, in certain cases described below, are enhanced following a change in control) are enumerated and quantified in the sections captioned “Employment Agreements” and “Potential Payments Upon Termination of Employment or Change in Control” below. We do not provide “golden parachute” tax gross-ups.

Risk Assessment

We have determined that any risks arising from our compensation programs and policies are not reasonably likely to have a material adverse effect on us. Our compensation programs and policies mitigate risk by combining performance-based, long-term compensation elements with payouts that are highly correlated to the value delivered to shareholders. The combination of performance measures for annual bonuses and the equity compensation programs, share ownership and retention guidelines for executive officers, as well as the multi-year vesting schedules for equity awards encourage employees to maintain both a short and a long-term view with respect to our performance.

Other Compensation Policies

In anticipation of becoming a public reporting company, we are in the process of adopting several policies that we believe are important components of a public-company executive compensation program, which are generally described below.

Stock Ownership Policy

Currently, we do not have equity security ownership guidelines or requirements for our executive officers. Nonetheless, most of our executive officers, including our Named Executive Officers, have significant stock ownership in us. Other executive officers have received significant equity awards in connection with joining us. The Compensation Committee believes that this stock ownership aligns the financial interests of our executive officers with those of our shareholders. To further this ownership objective, we intend to adopt stock ownership policies for our executive officers and the non-employee members of our Board of Directors in connection with this offering.

Compensation Recovery Policy

Currently, we have not implemented a policy regarding retroactive adjustments to any cash or equity-based incentive compensation paid to our executive officers and other employees where the payments were predicated upon the achievement of financial results that were subsequently the subject of a financial restatement. We intend to adopt a general compensation recovery (“clawback”) policy covering our annual and long-term incentive award plans and arrangements to comply with the requirements of Section 954 of the Dodd-Frank Act once the SEC adopts final implementing rules.

Derivatives Trading and Hedging Policies

In connection with this offering, we intend to amend our existing policies to provide a general insider trading policy that will provide that no employee, officer, or member of our Board of Directors may acquire, sell, or trade in any interest or position relating to the future price of our securities, such as a put option, a call option or a short sale (including a short sale “against the box”), or, without our prior consent, engage in hedging transactions (including “cashless collars”). Similarly, we anticipate that our policy will generally prohibit our executive officers and members of our Board of Directors from pledging any of their common shares as collateral for a loan or other financial arrangement.

Equity Award Grant Policy

We have not adopted a formal policy for the timing of post-offering equity awards. The Compensation Committee, however, follows an informal practice of granting annual equity awards in the first half of the calendar year. We have also granted awards in the case of new hires, promotions or special retention awards. We intend to adopt a formal policy for the timing of equity awards in connection with this offering. It is anticipated that, pursuant to this policy, the Compensation Committee will grant equity awards at approximately the same time each year.

Tax and Accounting Considerations

Section 162(m) Compliance

Section 162(m) of the Internal Revenue Code (the “Code”) generally disallows public companies a tax deduction for federal income tax purposes of more than $1 million of compensation paid to the Chief Executive Officer and each of the three other most highly-compensated executive officers (other than the chief financial officer) in a taxable year. Generally, compensation above $1 million may be deducted if it is “performance-based compensation” within the meaning of the Internal Revenue Code. Because historically we have been a private company, we have not been limited by Section 162(m) in our executive compensation policies. In approving the amount and form of compensation for our executive officers in the future, however, the Compensation Committee will consider all elements of the cost to us of providing such compensation, including the potential impact of Section 162(m). Further, as a newly public company, we intend to rely upon certain transition relief under Section 162(m). Nonetheless, the Compensation Committee believes that, in establishing the cash and equity incentive compensation plans and arrangements for our executive officers, the potential deductibility of the compensation payable under those plans and arrangements should be only one of a number of relevant factors taken into consideration, and not the sole governing factor. For that reason, the Compensation Committee may deem it appropriate to provide one or more executive officers with the opportunity to earn incentive compensation, whether through cash incentive awards tied to our financial performance or equity incentive awards tied to the executive officer’s continued service, which may be in excess of the amount deductible by reason of Section 162(m) or other provisions of the Code. Further, the Compensation Committee reserves the discretion, in its judgment, to approve, from time to time, compensation arrangements that may not be tax deductible for us, such as base salary and equity awards with time-based vesting requirements, or which do not comply with an exemption from the deductibility limit when it believes that such arrangements are appropriate to attract and retain executive talent. The Compensation Committee believes it is important to maintain cash and equity incentive compensation at the requisite level to attract and retain the individuals essential to our financial success, even if all or part of that compensation may not be deductible by reason of the Section 162(m) limitation.

“Golden Parachute” Payments

Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control of us that exceeds certain prescribed limits, and that we, or a successor, may forfeit a deduction on the amounts subject to this additional tax. We did not provide any executive officer, including any Named Executive Officer, with a “gross-up” or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G or 4999 during fiscal year 2013 and we have not agreed and are not otherwise obligated to provide any Named Executive Officer with such a “gross-up” or other reimbursement.

Accounting for Stock-Based Compensation

We follow Financial Accounting Standard Board Accounting Standards Codification Topic 718, (“ASC Topic 718”), for our stock-based compensation awards. ASC Topic 718 requires companies to measure the compensation expense for all share-based payment awards made to employees and directors, including stock options, based on the grant date “fair value” of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our executive officers may never realize any value from their awards. ASC Topic 718 also requires companies to recognize the compensation cost of their stock-based compensation awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

Summary Compensation Table

The following table contains compensation information for our Named Executive Officers for the fiscal year ended December 31, 2013.

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Stock Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	All Other Compensation(4) ($)		Total ($)
Gordon A. Wilson	2013	910,910	149,407	4,195,508	2,609,009	210,983	(6)	8,075,817
President, Chief Executive Officer and Director(5)	2012	894,025	77,372	0	1,847,495	258,809		3,077,071
	2011	822,590	87,865	1,227,925	2,532,571	181,966		4,852,916

Eric J. Bock	2013	600,000	61,864	1,991,353	1,156,250	80,350	(7)	3,889,817
Executive Vice President, Chief Legal Officer and Chief Administrative Officer	2012	600,000	534,360	0	839,125	164,029		2,137,513
	2011	600,003	2,389,149	496,220	1,156,204	309,658		4,951,234

Philip Emery	2013	579,670	49,935	2,075,267	1,147,978	142,201	(8)	3,995,051
Executive Vice President and Chief Financial Officer(5)	2012	568,925	26,277	0	801,835	146,121		1,543,158
	2011	443,033	181,596	334,684	819,785	118,988		1,898,085

Kurt Ekert	2013	550,000	26,786	1,946,368	1,131,250	76,681	(9)	3,731,085
Executive Vice President and Chief Commercial Officer	2012	424,231	15,092	0	629,125	65,456		1,133,904
	2011	400,000	16,822	186,943	600,000	61,408		1,265,172

Mark Ryan	2013	400,000	23,953	1,145,266	831,250	62,556	(11)	2,463,026
Former Executive Vice President and Chief Information Officer(10)	2012	390,000	9,154	0	569,125	36,252		1,004,530

(1)	Amounts included in this column reflect (a) discretionary payments to each of our Named Executive Officers in March 2013, April 2012 and April 2011, (b) payments to Mr. Bock in the form of sale/transaction bonuses in May 2011 and October 2011 and quarterly retention payments in each quarter of 2012, and (c) a transaction bonus paid to Mr. Emery in June 2011. The amounts in this column do not include, however, any amounts paid as annual incentive compensation (bonus), under the 2012 Executive Long-Term Incentive Plan (“2012 LTIP”) or the 2013 LTMIP, which are reported separately in the column entitled “Non-Equity Incentive Plan Compensation.”
(2)	Amounts included in this column reflect the grant date fair value computed in accordance with FASB ASC 718 Compensation—Stock Compensation (“FASB ASC 718”) for restricted equity units (“REUs”) with service and performance-based vesting conditions; share bonus awards that vested immediately; awards of class A-2 units; and restricted share units (“RSUs”) with service and performance-based vesting conditions, granted in the relevant year. As a result, the amounts included in this column do not cover the portion of awards for which the performance goals have not yet been established and communicated. The corresponding maximum grant date fair value for the awards for the applicable year are as follows: for Mr. Wilson: $1,227,925 for 2011, $0 for 2012, and $4,195,508 for 2013; for Mr. Bock: $496,220 for 2011, $0 for 2012, and $1,991,353 for 2013; for Mr. Emery: $334,684 for 2011, $0 for 2012, and $2,075,267 for 2013; for Mr. Ekert: $186,943 for 2011, $0 for 2012, and $1,946,368 for 2013; and for Mr. Ryan: $0 for 2012 and $1,145,266 for 2013. Related fair values consider the right to receive dividends in respect of such equity awards, and, accordingly, dividends paid are not separately reported in this table. Assumptions used in the calculation of these amounts are included in footnote 16, “Equity-Based Compensation,” to the consolidated financial statements included in this prospectus.
(3)	Amounts included in this column include amounts paid as annual incentive compensation under our performance-based bonus plan, the performance and time-based amounts paid under the 2012 LTIP, and the 2013 LTMIP. For Messrs. Wilson and Emery, amounts paid and payable under the 2012 LTIP and 2013 LTMIP are expressed in US dollars as the awards were made in US dollars, but those amounts have been and will be converted into British pounds based on the exchange rate at the time the payments are made.

(4)	As detailed in footnote (2) above, the right to receive dividends in respect of equity awards is included in the FASB ASC 718 value and, thus, any dividends paid to our Named Executive Officers are not included in All Other Compensation.
(5)	All amounts expressed for Messrs. Wilson and Emery (with the exception of equity awards) were paid in British pounds and have been converted to US dollars at the applicable exchange rate for December 31 of the applicable year, i.e. 1.6562 US dollars to 1 British Pound as of December 31, 2013, 1.6255 US dollars to 1 British pound as of December 31, 2012, and 1.5545 US dollars to 1 British pound as of December 31, 2011.
(6)	Includes company matching pension contributions of $82,802, supplemental cash allowance in lieu of pension contributions of $53,827, travel allowance of $8,281, cash car allowance of $52,998, financial planning benefits of $2,484, and tax assistance of $10,591.
(7)	Includes company matching 401(k) contributions of $15,300, car allowance benefits of $15,250, financial planning/tax preparation benefits of $15,950, tax assistance on such car allowance and financial planning/tax preparation benefits of $27,138, payment of employee FICA on vesting of equity of $3,559 and tax assistance on such FICA of $3,153.
(8)	Includes company matching pension contributions of $82,777, supplemental cash allowance in lieu of pension contributions of $4,141, travel allowance of $8,281, car allowance benefits of $25,340, financial planning benefits of $1,656 and commuting benefits of $20,006.
(9)	Includes company matching 401(k) contributions of $15,300, car allowance benefits of $17,616, financial planning/tax preparation benefits of $14,160, tax assistance on such car allowance and financial planning/tax preparation benefits of $27,048, payment of employee FICA on vesting of equity of $1,349 and tax assistance on such FICA of $1,208.
(10)	Mr. Ryan’s employment with us was terminated on April 18, 2014.
(11)	Includes company matching 401(k) contributions of $15,300, car allowance benefits of $16,140, financial planning/tax preparation benefits of $10,411, tax assistance on such car allowance and financial planning/tax preparation benefits of $17,184, payment of employee FICA on vesting of equity of $1,995 and tax assistance on such FICA of $1,527.

Grants of Plan-Based Awards During 2013

			Estimated Potential Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Plan Awards		All Other Stock Awards: Number of Shares of Stock Units (#)	Grant Date Fair Value of Stock and Option Awards ($)(3)
Name	Type of Award	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)(2)
Gordon A. Wilson	Non-Equity Incentive Plan		$500,000	$2,616,365	$3,982,730
President, Chief Executive Officer and Director	TDS A-2s	5/8/2013						3,600,000	216,000
	TWW TRSUs(4)	5/22/2013						10,400,000	3,848,000
	TWW PRSUs(5)	5/22/2013				2,600,000	5,200,000

Eric J. Bock	Non-Equity Incentive Plan		$200,000	$1,175,000	$1,775,000
Executive Vice President, Chief Legal Officer and Chief Administrative Officer	TDS A-2s	5/8/2013						1,575,000	94,500
	TWW TRSUs(4)	5/22/2013						4,900,000	1,813,000
	TWW PRSUs(5)	5/22/2013				1,225,000	2,450,000

Philip Emery	Non-Equity Incentive Plan		$200,000	$1,154,670	$1,734,340
Executive Vice President and Chief Financial Officer	TDS A-2s	5/8/2013						1,083,000	64,980
	TWW TRSUs(4)	5/22/2013						4,900,000	1,813,000
	TWW PRSUs(5)	5/22/2013				1,225,000	2,450,000

Kurt Ekert	Non-Equity Incentive Plan		$225,000	$1,150,000	$1,700,000
Executive Vice President and Chief Commercial Officer	TDS A-2s	5/8/2013						622,000	37,320
	TWW TRSUs(4)	5/22/2013						4,900,000	1,813,000
	TWW PRSUs(5)	5/22/2013				1,225,000	2,450,000

Mark Ryan	Non-Equity Incentive Plan		$175,000	$950,000	$1,350,000
Former Executive Vice President and Chief Information Officer	TDS A-2s	5/8/2013						366,000	21,960
	TWW TRSUs(4)	5/22/2013						2,666,667	986,667
	TWW PRSUs(5)	5/22/2013				666,667	1,333,333

(1)	As noted in footnote (3) to the Summary Compensation Table above, these amounts reflect our 2013 annual performance-based bonus plan, the 2012 LTIP and the 2013 LTMIP.
(2)	For the PRSUs that were granted under our 2013 Equity Plan (“2013 LTIP”), in the event that target is achieved, all of the PRSUs will vest.
(3)	These amounts reflect maximum grant date value of the award computed in accordance with FASB ASC 718. See footnote 2 to the Summary Compensation Table above.
(4)	The TRSUs granted under the 2013 LTIP vest over three years in semiannual installments.
(5)	The PRSUs granted under the 2013 LTIP will vest on April 15, 2015 based on our achievement of certain financial targets over 2013-2014.

Employment Agreements

We have employment agreements with each of our Named Executive Officers, which supersede all prior understandings regarding their employment. We have also granted our Named Executive Officers equity-based awards in us and TDS Investor (Cayman) L.P. The severance arrangements for our Named Executive Officers are described below under “—Potential Payments Upon Termination of Employment or Change in Control.”

Gordon A. Wilson, President and Chief Executive Officer

Compensation, Term. Travelport International Limited, our wholly-owned, indirect subsidiary, entered into a service agreement with Gordon A. Wilson on May 31, 2011 (as amended on November 7, 2012) in connection Mr. Wilson’s assumption of the role of President and Chief Executive Officer. The service agreement continues until it is terminated by either party giving to the other at least twelve months’ prior written notice. If full notice is not given, we will pay salary and benefits in lieu of notice for any unexpired period of notice, regardless of which party gave notice of termination. Mr. Wilson is eligible for a target annual bonus of 150% of his base salary. Mr. Wilson’s current base salary is £550,000.

Eric J. Bock, Executive Vice President, Chief Legal Officer and Chief Administrative Officer

Compensation, Term. The employment agreement for Eric J. Bock, as amended on May 27, 2011, has a one-year initial term commencing September 26, 2009. It provides for automatic one-year renewal periods upon the expiration of the initial term or any subsequent term, unless either party provides the notice of non-renewal at least 120 days prior to the end of the then-current term. Mr. Bock is eligible for a target annual bonus of 100% of his base salary. Mr. Bock’s current base salary is $600,000.

Philip Emery, Executive Vice President and Chief Financial Officer

Compensation, Term. Travelport International Limited, our wholly-owned, indirect subsidiary, entered into a contract of employment with Mr. Emery effective October 1, 2009, as amended on March 28, 2011 and November 24, 2011. Mr. Emery’s employment agreement with us continues until it is terminated by either party giving to the other at least 12 months’ prior written notice. If full notice is not given, we will pay salary (and in certain circumstances following a change in control, target bonus) in lieu of notice for any unexpired period of notice, regardless of which party gave notice of termination. Mr. Emery is eligible for a target annual bonus of 100% of his base salary. Mr. Emery’s current base salary is £350,000.

Kurt Ekert, Executive Vice President and Chief Commercial Officer

Compensation, Term. Travelport, LP, our wholly-owned, indirect subsidiary, entered into an employment agreement with Kurt Ekert, as amended on November 23, 2011 and March 6, 2013, that has a one-year initial term commencing October 21, 2011. It provides for automatic one-year renewal periods upon the expiration of the initial term or any subsequent term, unless either party provides the notice of non-renewal at least 120 days prior to the end of the then-current term. Mr. Ekert is eligible for a target annual bonus of 100% of his base salary. Mr. Ekert’s current base salary is $550,000.

Mark Ryan, Former Executive Vice President and Chief Information Officer

Compensation, Term. Travelport, LP, our wholly-owned, indirect subsidiary, entered into an employment agreement with Mark Ryan, as amended on December 3, 2012, that had a one-year initial term commencing December 16, 2011. It provided for automatic one-year renewal periods upon the expiration of the initial term or any subsequent term, unless either party provides the notice of non-renewal at least 120 days prior to the end of the then-current term. Mr. Ryan was eligible for a target annual bonus of 100% of his annual base salary. Mr. Ryan’s base salary was $400,000 during fiscal year 2013.

Effective March 10, 2014, Mr. Ryan became an advisor to the Company until April 18, 2014. Pursuant to such separation, Mr. Ryan receives severance pay and benefits as set forth in his employment agreement, as well as vesting on the next semi-annual vesting date under the 2013 LTMIP.

Restrictive Covenants

As a result of the restrictive covenants contained in their employment agreements and/or equity award agreements, each of the Named Executive Officers has agreed not to disclose, or retain and use for his or her own benefit or benefit of another person our confidential information. Each Named Executive Officer has also agreed not to directly or indirectly compete with us, not to solicit our employees or clients, engage in, or directly or indirectly manage, operate, or control or join our competitors, or compete with us or interfere with our business or use his or her status with us to obtain goods or services that would not be available in the absence of such a relationship to us. Each equity award agreement during their service as an executive officer provides that these restrictions are in place for two years after the termination of employment. In the case of Messrs. Bock, Ekert and Ryan (prior to his termination), these restrictions in their employment agreements are effective for a period of two years after employment with us has been terminated for any reason. In the case of Messrs. Wilson and Emery, the restrictions contained in their employment agreements are effective for a period of 12 months following the termination of their employment. Should we exercise our right to place Messrs. Wilson or Emery on “garden leave,” the period of time that they are on such leave will be subtracted from and thereby reduce the length of time that they are subject to these restrictive covenants in their employment agreement.

In addition, each of the Named Executive Officers has agreed to grant us a perpetual, non-exclusive, royalty-free, worldwide, and assignable and sub-licensable license over all intellectual property rights that result from their work while employed with us.

Our Equity Incentive Plans

TDS Investor (Cayman) L.P.

Under the terms of the TDS Investor (Cayman) L.P. 2006 Interest Plan, as amended and/or restated, we may grant equity incentive awards in the form of class A-2 units or REUs to our current or prospective officers, employees, non-employee directors or consultants. Class A-2 units are interests in a limited partnership and have economic characteristics that are similar to those of shares of common stock in a corporation. As discussed in the Compensation, Discussion, and Analysis, following the grant of class A-2 units in May 2013, there are no class A-2 units or REUs in TDS Investor (Cayman) L.P. that are eligible for grant, and therefore no grants under the 2006 Interest Plan will be made in the future.

Travelport Worldwide Limited

On May 22, 2013, our Board of Directors approved a grant of RSUs under the Travelport Worldwide Limited 2013 Equity Plan to each of our Named Executive Officers. A portion of these RSUs is time-based and vests in semi-annual installments over three years, with the first time-based vesting on October 15, 2013. The performance-based RSUs are eligible for vesting on April 15, 2015 based on our achievement of EBITDA, cash flow and/or other financial targets established and defined by the Board. Vesting of the time-based and performance-based RSUs is subject to each executive’s continued employment with us, subject to earlier acceleration in certain circumstances described in more detail below under “—Potential Payments Upon Termination of Employment or Change in Control.”

Outstanding Equity Awards at 2013 Fiscal-Year End

	Stock Awards
Name	Type of Award(1)	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested ($)(2)
Gordon A. Wilson	2011 TWW RSUs(3)	86,592	24,246
President, Chief Executive Officer and Director	2013 TWW TRSUs(4)	8,666,667	2,426,667
	2013 TWW PRSUs(5)			5,200,000	1,456,000

Eric J. Bock	2011 TWW RSUs(3)	55,233	15,465
Executive Vice President, Chief Legal Officer and Chief Administrative Officer	2013 TWW TRSUs(4)	4,083,333	1,143,333
	2013 TWW PRSUs(5)			2,450,000	686,000

Philip Emery	2011 TWW RSUs(3)	67,551	18,914
Executive Vice President and Chief Financial Officer	2013 TWW TRSUs(4)	4,083,333	1,143,333
	2013 TWW PRSUs(5)			2,450,000	686,000

Kurt Ekert	2011 TWW RSUs(3)	34,579	9,682
Executive Vice President and Chief Commercial Officer	2013 TWW TRSUs(4)	4,083,333	1,143,333
	2013 TWW PRSUs(5)			2,450,000	686,000

Mark Ryan	2011 TWW RSUs(3)	40,375	11,305
Former Executive Vice President and Chief Information Officer	2013 TWW TRSUs(4)	2,222,222	622,222
	2013 TWW PRSUs(5)			1,333,333	373,333

(1)	This includes all awards authorized by our Board of Directors, and includes awards which have not yet been recognized for accounting purposes as being granted.
(2)	The equity underlying these awards was not publicly traded at 2013 fiscal year end. Payout Value in this column is based upon the established values of each RSU based upon our most recently completed independent valuation as of December 31, 2013.
(3)	RSUs granted in December 2011 were subject to time-based two-year vest cliff vesting. They became vested as of January 1, 2014.
(4)	The TRSUs granted under the 2013 LTIP vest over three years in semiannual installments.
(5)	The PRSUs granted under the 2013 LTIP will vest on April 15, 2015 based on our achievement of certain financial targets over 2013 and 2014.

Option Exercises and Stock Vested in 2013

Name	Plan or Award Type	Number of Restricted Equity Units Becoming Vested During the Year(1)	Number of TDS Class A- 2 Interests Becoming Vested During the Year	Number of Company Shares Becoming Vested During the Year(1)	Value Realized on Vesting($)
Gordon A. Wilson	2009 LTIP REUs	1,032,783			273,687
President, Chief Executive Officer and Director	2013 TDS A-2s		3,600,000		216,000
	2013 TWW TRSUs			1,733,333	485,333

Eric J. Bock	2009 LTIP REUs	658,530			174,510
Executive Vice President, Chief Legal Officer and Chief Administrative Officer	2013 TDS A-2s		1,575,000		94,500
	2013 TWW TRSUs			816,667	228,667

Philip Emery	2009 LTIP REUs	413,113			109,475
Executive Vice President and Chief Financial Officer	2010 LTIP REUs	509,091			48,364
	2011 REU Awards	392,500			37,288
	2013 TDS A-2s		1,083,000		64,980
	2013 TWW TRSUs			816,667	228,667

Kurt Ekert	2009 LTIP REUs	249,548			66,130
Executive Vice President and Chief Commercial Officer	2010 LTIP REUs	339,393			32,242
	2013 TDS A-2s		622,000		37,320
	2013 TWW TRSUs			816,667	228,667

Mark Ryan	2009 LTIP REUs	369,120			97,817
Former Executive Vice President and Chief Information Officer	2010 LTIP REUs	339,393			32,242
	2012 RSU Awards			68,000	25,160
	2013 TDS A-2s		366,000		21,960
	2013 TWW TRSUs			444,445	124,445

(1)	The vesting events reflected above include the January 1, 2013 vesting of the 2012 tranche of REUs granted in 2009, the August 1, 2013 vesting of the 2012 tranche of REUs granted in 2010 and separately in 2011 for Mr. Emery only (including previously unvested REUs eligible for catch-up vesting), and the October 15, 2013 vesting of 2013 TWW TRSUs. In addition, these figures include the immediate vesting of TDS class A-2 units granted and accelerated vesting certain previously unvested performance-based awards of TDS REUs and RSUs, both of which took place on May 8, 2013. It does not, however, include the January 1, 2014 vesting of the RSU awards granted in December 2011.

Pension Benefits in 2013

None of our Named Executive Officers are currently participating in a defined benefit plan sponsored by us or our subsidiaries and affiliates.

Nonqualified Deferred Compensation in 2013

All amounts disclosed in this table relate to our Travelport Officer Deferred Compensation Plan (the “Deferred Compensation Plan”). The Deferred Compensation Plan allows certain executives in the United States to defer a portion of their compensation until a later date (which can be during or after their employment), and to receive an employer match on their contributions. In 2013, this compensation included base salary, deal/transaction bonuses, discretionary bonuses and annual bonuses, and the employer match was 100% of employee contributions of up to 6% of the relevant compensation amount. Each participant can elect to receive a single lump payment or annual installments over a period elected by the executive of up to 10 years.

In contrast to the Summary Compensation Table and other tables that reflect amounts paid in respect of 2013, the table below reflects deferrals and other contributions occurring in 2013 regardless of the year for which the compensation relates, i.e. the amounts below include amounts deferred in 2013 in respect of 2012 but not amounts deferred in 2014 in respect of 2013.

Name	Beginning Balance at Prior FYE (12/31/2012) ($)	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE (12/31/2013) ($)
Gordon A. Wilson	—	—	—	—	—	—
President, Chief Executive Officer and Director(1)

Eric J. Bock	969,219	43,200	43,200	105,357	0	1,160,976
Executive Vice President, Chief Legal Officer and Chief Administrative Officer

Philip Emery	—	—	—	—	—	—
Executive Vice President and Chief Financial Officer(1)

Kurt Ekert	2,277	0	0	557	0	2,834
Executive Vice President and Chief Commercial Officer(2)

Mark Ryan	0	0	0	0	0	0
Former Executive Vice President and Chief Information Officer

(1)	Each of Messrs. Wilson and Emery participate in a United Kingdom defined contribution pension scheme that is similar to a 401(k) plan and, therefore, is not included in this table.
(2)	Mr. Ekert was also a participant in the Travelport Americas, LLC Savings Restoration Plan (the “Savings Restoration Plan”), a non-qualified deferred compensation plan in which certain US executives could contribute until January 1, 2008. The balances in this Non-Qualified Deferred Compensation table reflect the Savings Restoration Plan only for Mr. Ekert, as he did not have a balance in the Deferred Compensation Plan in 2013.

Potential Payments Upon Termination of Employment or Change in Control

The following table describes the potential payments and benefits under our compensation and benefit plans and arrangements to which our Named Executive Officers would be entitled upon termination of employment on December 31, 2013.

Current	Cash Severance Payment($)	Continuation of Certain Benefits (Present value)($)	Acceleration and Continuation of Equity (Unamortized Expense as of 12/31/2013)($)	Total Termination Benefits($)
Gordon A. Wilson
Voluntary retirement	0	0	0	0
Involuntary termination	4,554,550	0	2,380,135	6,934,685
Change in Control (CIC)	0	0	24,246	24,246
Involuntary or good reason termination after CIC	5,742,050	0	3,906,913	9,648,963
Eric J. Bock
Voluntary retirement	0	0	0	0
Involuntary termination	0	42,723	1,125,451	1,168,174
Change in Control (CIC)	0	0	15,465	15,465
Involuntary or good reason termination after CIC	475,000	42,723	1,844,798	2,362,521
Philip Emery
Voluntary retirement	0	0	0	0
Involuntary termination	1,159,340	0	1,128,900	2,288,240
Change in Control (CIC)	0	0	18,914	18,914
Involuntary or good reason termination after CIC	3,370,550	0	1,848,248	5,218,798
Kurt Ekert
Voluntary retirement	0	0	0	0
Involuntary termination	1,650,000	44,137	1,119,668	2,813,805
Change in Control (CIC)	0	0	9,682	9,682
Involuntary or good reason termination after CIC	2,734,375	44,137	1,839,015	4,617,527
Mark Ryan
Voluntary retirement	0	0	0	0
Involuntary termination	800,000	32,857	11,305	844,162
Change in Control (CIC)	0	0	11,305	11,305
Involuntary or good reason termination after CIC	1,215,625	32,857	1,006,860	2,255,343

Accrued Pay and Regular Retirement Benefits. The amounts shown in the table above do not include payments and benefits to the extent they are provided on a non-discriminatory basis to our salaried employees generally upon termination of employment, such as:

•	accrued salary and vacation pay (if applicable);

•	earned but unpaid bonuses;

•	distributions of plan balances under our 401(k) plan; and

•	payment under the 2012 LTIP that has been previously earned, based on our performance and continued employment. Any such payment(s) to eligible departing executives would have been made at the time at the same time active executives were paid, i.e. March 2014.

Deferred Compensation. The amounts shown in the table do not include distributions of plan balances under our Deferred Compensation Plan and Savings Restoration Plan. Those amounts are shown in the Nonqualified Deferred Compensation in 2013 table above.

Death and Disability. A termination of employment due to death or disability does not entitle the Named Executive Officers to any payments or benefits that are not available to salaried employees generally, except a pro-rata portion of their annual bonus for the year of death or disability in the case of Messrs. Bock and Ekert.

Involuntary and Constructive Termination and Change-in-Control Severance Pay. Our Named Executive Officers are entitled to severance pay and benefits (as set forth in more detail below) in the event that their employment is terminated by us without cause or, in the case of Messrs. Ekert and Ryan, if he resigns as a result of a constructive termination or, in the case of Messrs. Wilson and Emery, a resignation due to fundamental breach of contract. The amounts shown in the table are for such “involuntary or constructive terminations” and are based on the following assumptions and provisions in the employment agreements:

•	Covered terminations generally. Eligible terminations include an involuntary termination for reasons other than cause, or, as applicable, a voluntary resignation by the executive as a result of a constructive termination or fundamental breach of contract.

•	Covered terminations following a Change in Control. Eligible terminations include an involuntary termination for reasons other than cause, or, as applicable, a voluntary resignation by the executive as a result of a constructive termination or fundamental breach of contract following a change in control.

•	Definitions of Cause and Constructive Termination (only applicable to Messrs. Bock, Ekert and, prior to his termination, Ryan)

•	A termination of the executive by us is for cause if it is for any of the following reasons:

•	the executive’s failure substantially to perform executive’s duties for a period of 10 days following receipt of written notice from the Company of such failure;

•	theft or embezzlement of company property or dishonesty in the performance of the executive’s duties;

•	conviction which is not subject to routine appeals of right or a plea of “no contest” for (x) a felony under the laws of the United States or any state thereof or (y) a crime involving moral turpitude for which the potential penalty includes imprisonment of at least one year (Mr. Bock only);

•	an act or acts on executive’s part constituting (x) a felony under the laws of the United States or state thereof or (y) a crime involving moral turpitude (Mr. Ekert and Mr. Ryan only);

•	the executive’s willful malfeasance or willful misconduct in connection with his duties or any act or omission which is materially injurious to our financial condition or business reputation; or

•	the executive’s breach of restrictive covenants.

•	A termination by the executive is as a result of constructive termination if it results from, among other things:

•	any material reduction in the executive’s base salary or annual bonus (excluding any change in value of equity incentives or a reduction affecting substantially all similarly situated executives);

•	our failure to pay compensation or benefits when due;

•	material and sustained diminution to the executive’s duties and responsibilities, except in certain circumstances;

•	the primary business office for the executive being relocated by more than 50 miles from Parsippany, New Jersey (Mr. Ekert only), New York, New York (both Messrs. Bock and Ekert) or Atlanta, Georgia (Mr. Ryan only); or

•	our election not to renew the initial employment term or any subsequent extension thereof (except as a result of the executive’s reaching retirement age, as determined by our policy).

•

Cash severance payment. For Mr. Wilson, this represents two times the sum of his base salary and target annual bonus. For Mr. Emery, this represents 12 months of salary plus pro-rata target bonus for 2013, and, for a termination following a change in control, 24 months of base annual salary and target bonus (which applies in certain circumstances following a change in control), plus pro-rata target bonus for 2013. For Mr. Ekert, this represents a cash severance payment of two times his base annual salary (and, in certain circumstances following a change in control, one times his target bonus) plus a pro-rata target bonus for 2013. For Mr. Ryan, this represents a cash severance payment of one times his base annual salary plus pro-rata target bonus for 2013. We are also required to give Messrs. Wilson and Emery 12 months of notice or pay in lieu of notice. In the case of Messrs. Emery, Ekert and Ryan, they must execute, deliver and not revoke a separation agreement and general release in order to receive these benefits. In addition, with respect to the 2013 LTMIP, for each Named Executive Officer who is terminated without cause or as result of a constructive termination within 18 months after a change in control, this represents accelerated vesting for time served since the last vesting date (December 1, 2013) plus 18 months over the remainder of the three year vesting period. All of these cash payments are payable in a lump sum following termination of employment, except that the additional payments to Mr. Emery following a change in control are payable in equal installments at six and 12 months following termination.

•	Continuation of health, welfare and other benefits. Represents, following a covered termination, continued health and welfare benefits (at active employee rates) for three years (Mr. Bock only) and one year (Mr. Ekert and Mr. Ryan only) and financial planning benefits for one year (Mr. Ekert and Mr. Ryan only), as well as applicable tax assistance on such benefits, provided the executive has executed, delivered and not revoked the separation agreement and general release.

•	Acceleration and continuation of equity awards. For the time-based RSU awards from December 2011, upon termination without cause, as the result of a constructive termination, death or disability, the Named Executive Officer receives vesting of unvested RSUs based on pro-rata time served in the year of termination (beginning January 1, 2012) plus an additional 18 months dividing by the number of months remaining in the two year vesting period starting on January 1, 2012. As a result, a termination on December 31, 2013 results in vesting of 100% (42/24ths) of the RSUs. For the 2013 LTIP TRSUs, upon a termination without cause, as the result of a constructive termination, death or disability, designated Named Executive Officers will receive vesting of unvested TRSUs based on pro-rata time served since the last vesting date (October 15, 2013) plus an additional 12 months dividing by the number of remaining months in the vesting period. As a result, a termination for designated Named Executive Officers on December 31, 2013 results in vesting of 48.3% (14.5/30ths) of the TRSUs. For the 2013 LTIP PRSUs, upon a termination without cause, as the result of a constructive termination, death or disability, designated Named Executive Officers will receive vesting of unvested PRSUs at target (100%) based on pro-rata time served in the two year vesting period plus an additional 12 months. As a result, a termination on December 31, 2013 results in vesting of 81.25% (19.5/24ths) of the PRSUs. Upon a termination without cause or as the result of a constructive termination within 18 months of a change in control, all unvested TRSUs and PRSUs are vested.

•	Payments Upon Change in Control Alone. The change in control provisions in the current employment agreements for our Named Executive Officers do not provide for any special vesting upon a change in control alone, and severance payments are made only if the executive suffers a covered termination of employment. For the RSU awards made in December 2011, upon a change in control while a Named Executive Officer is employed by us, 100% of unvested RSUs will vest. In addition, upon a qualified public offering (which is not a change in control), all TRSUs granted to our Named Executive Officers under the 2013 LTIP will vest.

Compensation of Directors

Other than Mr. Steenland, none of our other current directors receive compensation for their service as a director, but they do receive reimbursement of expenses incurred from their attendance at Board of Director meetings. Directors who are also our employees receive no separate compensation for service on the Board of Directors. As compensation for his service on the Board, Mr. Steenland currently receives $350,000 per year as Chairman of our Board. In addition, on June 18, 2013, our Board of Directors approved a grant of options to purchase 4,000,000 of our shares of the Company at an exercise price of $0.75 per share for Mr. Steenland. These stock options are subject to three-year cliff vesting, unless earlier accelerated, with half of the stock options subject to time-based vesting and half of the stock options subject to performance-based vesting. All of the stock options have a five year exercise period.

In connection with this offering, our Board of Directors will adopt a compensation program for our non-employee directors (the Independent Director Compensation Policy). The Independent Director Compensation Policy will become effective as of the date of this prospectus. Pursuant to the Independent Director Compensation Policy, each member of our Board of Directors who is not our employee will receive the following cash compensation for Board services, as applicable:

•	$ per year for service as a board member, or $ for service as Chairman of the Board;

•	$ per year for service as chairperson of the Audit Committee and $ per year for service as chairperson of the Compensation Committee or the Nominating and Corporate Governance Committee; and

•	$ per year for service as a member of the Audit Committee, $ per year for service as a member of the Compensation Committee and $ per year for service as a member of the Nominating and Corporate Governance Committee.

In addition, pursuant to the Independent Director Compensation Policy, our non-employee directors will receive annual, automatic, non-discretionary grants of RSUs in the following initial values:

•	$ for the Chairman of the Board; and

•	$ for each other member of the Board.

We expect that our Independent Director Compensation Policy will provide that the equity awards shall be granted under, and shall be subject to, the terms and provisions of our 2014 Plan and shall be granted subject to the execution and delivery of award agreements.

Following the completion of this offering, all of our non-employee directors will be eligible to participate in our 2014 Plan.

The following table contains compensation information for certain of our directors for the fiscal year ended December 31, 2013.

Name	Year	Fee Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)(2)
Douglas M. Steenland, Chairman	2013	316,758	240,000	556,758
Jeff Clarke, Former Director	2013	274,588	0	274,588
Anthony J. Bolland, Former Director	2013	31,868	0	31,868

(1)	As with the stock awards set forth in the Summary Compensation Table above, and consistent with note (2) to that table, amounts included in this column reflect the grant date fair value computed in accordance with FASB ASC 718 for options granted to Mr. Steenland with service and performance-based vesting conditions granted in the relevant year. As a result, the amounts included in this column do not cover the portion of awards for which the performance goals have not yet been established and communicated.
(2)	Reflects all fees paid to certain of our directors with respect to 2013 but does not include travel or other business-related reimbursements. In 2013, except for the options granted to Mr. Steenland that are described above, we did not pay or grant our non-employee directors stock awards, option awards, non-equity incentive plan compensation, pension benefits or non-qualified deferred compensation or any other compensation other than as set forth in this table. Mr. Steenland did not have any outstanding equity at the end of 2013.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transaction and Monitoring Fee Agreement

In 2006, we entered into a Transaction and Monitoring Fee Agreement with an affiliate of Blackstone and an affiliate of TCV, pursuant to which we appointed Blackstone and TCV as our advisers to render monitoring, advisory and consulting services during the term of the Transaction and Monitoring Fee Agreement. In consideration for such services, we agreed to pay Blackstone and TCV an annual monitoring fee, or the Monitoring Fee, equal to the greater of $5 million or 1% of adjusted EBITDA (as defined in our senior secured credit agreement). The Monitoring Fee was agreed to be divided among Blackstone and TCV according to their respective beneficial ownership interests in us at the time any payment is made.

Pursuant to the Transaction and Monitoring Fee Agreement, Blackstone and TCV could elect at any time in connection with or in anticipation of a change of control or an initial public offering of the Company to receive, in lieu of annual payments of the Monitoring Fee, a single lump sum cash payment, or the Advisory Fee, equal to the then present value of all then current and future Monitoring Fees payable to Blackstone and TCV under the Transaction and Monitoring Fee Agreement. The Advisory Fee was agreed to be divided between Blackstone and TCV according to their respective beneficial ownership interests in us at the time such payment is made. In 2007, Blackstone and TCV elected to receive, in lieu of annual payments of the Monitoring Fee, the Advisory Fee in consideration of the termination of the appointment of Blackstone and TCV to render services pursuant to the Transaction and Monitoring Fee Agreement as of the date of such notice.

We agreed to reimburse Blackstone and TCV for out-of-pocket expenses incurred in connection with the Transaction and Monitoring Fee Agreement and to indemnify such entities for losses relating to the services contemplated by the Transaction and Monitoring Fee Agreement and the engagement of Blackstone and TCV pursuant to the Transaction and Monitoring Fee Agreement.

In 2008, we entered into a new Transaction and Monitoring Fee Agreement with Blackstone and TCV, pursuant to which Blackstone and TCV provide us monitoring, advisory and consulting services. Pursuant to the new agreement, payments made by us in 2008, 2010 and subsequent years are credited against the Advisory Fee, which Blackstone and TCV elected to receive in 2007, but did not become due at that time. In March 2013, in connection with our comprehensive refinancing, Blackstone and TCV agreed to a one-third reduction in the amount of fees that would otherwise be payable by us under the Transaction and Monitoring Fee Agreement. In addition, in March 2013, Blackstone and TCV agreed to share a portion of the Monitoring Fee and the Advisory Fee with Angelo Gordon and Q Investments.

In 2011, 2012, 2013 and 2014, we made payments of approximately $5 million, $5 million, $6 million and $3.3 million, respectively, under the new Transaction and Monitoring Fee Agreement. The payments made in 2011, 2012, 2013 and 2014 were credited against the Advisory Fee that Blackstone and TCV elected to receive in 2007 and reduced the Advisory Fee to be paid to approximately $23 million. Once our indebtedness under our second lien credit agreement is repaid, refinanced or extended, the Advisory Fee will become due in full, which may occur on or near completion of this offering, and no future Monitoring Fee or Advisory Fee payments will be required. Payments under the new Transaction and Monitoring Fee Agreement were fully accrued for in late 2007 and, while any future payments will require cash outlays, such payments will not impact our income statements.

Investment and Cooperation Agreement

In 2006, we entered into an Investment and Cooperation Agreement with an affiliate of OEP. Pursuant to the Investment and Cooperation Agreement, OEP became subject to and entitled to the benefits of the Transaction and Monitoring Fee Agreement so that, to the extent that any transaction or management fee becomes payable to Blackstone or TCV, OEP will be entitled to receive its pro-rata portion of any such fee (based on relative equity ownership in the Company). Accordingly, any Monitoring Fees or Advisory Fee will be divided among Blackstone, TCV, OEP, Angelo Gordon and Q Investments according to their respective beneficial ownership interests in us at the time any such payment is made.

Orbitz Worldwide

After an internal restructuring in 2008, we owned less than 50% of the outstanding common stock of Orbitz Worldwide, and, as a result, Orbitz Worldwide ceased to be our consolidated subsidiary. We have a subscriber services agreement and various other commercial arrangements with Orbitz Worldwide, and under those commercial agreements with Orbitz Worldwide, we earned approximately $7 million of revenue and recorded approximately $86 million of expense in 2013. In addition, pursuant to our separation agreement with Orbitz Worldwide, we were committed to provide up to $75 million of letters of credit on behalf of Orbitz Worldwide. We are no longer obligated to maintain or issue new letters of credit on behalf of Orbitz Worldwide, and there are no letters of credit currently issued by us on behalf of Orbitz Worldwide and all of the previously issued letters of credit were cancelled.

Commercial Transactions with Affiliated Companies

Blackstone has ownership interests in a broad range of companies and has affiliations with other companies. We have entered into commercial transactions on an arms-length basis in the ordinary course of our business with these companies, including the sale of goods and services and the purchase of goods and services. For example, in 2013, we recorded revenue of approximately $9 million and $3 million, respectively, from Hilton Hotels Corporation and Wyndham Hotel Group, which are Blackstone portfolio companies, in connection with GDS booking fees received. Other than as described herein, none of these transactions or arrangements is material.

In April 2012, we entered into an agreement with an affiliate of Blackstone, which was modified in November 2012, pursuant to which Blackstone agreed to provide us financial advisory and consulting services in connection with refinancing and related transactions. During 2012 and 2013, we paid approximately $2 million and $7 million, respectively, under these agreements.

We do not have any commercial relationships with Angelo Gordon or Q Investments.

2013 Refinancing

In connection with our comprehensive refinancing in 2013, our wholly-owned subsidiary acquired all of its outstanding Tranche A PIK Term Loans in exchange for (i) approximately 43.3% of our fully diluted issued and outstanding equity and (ii) $25 million of newly issued 11.875% senior subordinated notes due 2016 of Travelport LLC, an indirect wholly owned subsidiary, and acquired all of its outstanding Tranche B PIK Term Loans in exchange for approximately 34.6% of our fully diluted issued and outstanding equity. Certain investment funds affiliated with or managed by Angelo Gordon and Q Investments, who were shareholders prior to the 2013 refinancing, held a portion of such PIK term loans. In addition, funds affiliated with Blackstone, funds affiliated with TCV, an affiliate of OEP and certain members of our management beneficially own our common shares indirectly through Travelport Intermediate Limited. Travelport Intermediate Limited also held a portion of such PIK term loans. As such, Travelport Intermediate Limited and certain investment funds affiliated with or managed by Angelo Gordon and Q Investments received a pro-rata portion of the equity that was exchanged for such PIK term loans.

Amended and Restated Shareholders’ Agreement

In connection with the 2013 refinancing, we and our direct and indirect parent companies entered into an amended and restated shareholders’ agreement. The new shareholders’ agreement, among other things: (i) allows certain shareholders to appoint directors; (ii) restricts our ability to enter into certain transactions or take certain actions, authorize or issue new equity securities and amend our organizational documents without the consent of the shareholders; (iii) provides for certain tag-along, drag-along and pre-emptive rights; and (iv) provides shareholders with specified information rights. The operative provisions of the new shareholders’ agreement will expire upon the consummation of this offering.

Registration Rights Agreement

In connection with the 2013 refinancing, we entered into a Registration Rights Agreement pursuant to which we may be required to register the sale of our common shares held by certain existing holders. Under the Registration Rights Agreement, certain holders have the right to request us to register the sale of their shares and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, substantially all holders of our common shares prior to this offering will have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by other holders or initiated by us.

Review, Approval or Ratification of Related Person Transactions

Our Audit Committee is responsible for the review, approval or ratification of “related-person transactions” between us or our subsidiaries and related persons. “Related person” refers to a person or entity who is, or at any point since the beginning of the last fiscal year was, a director, officer, nominee for director, or 5% shareholder of us and their immediate family members. Our Audit Committee does not currently have a written policy regarding the approval of related-person transactions, but we intend to adopt a written policy prior to the completion of this offering. The Audit Committee applies its review procedures as a part of its standard operating procedures. In the course of its review and approval or ratification of a related-person transaction, the Audit Committee considers:

•	the nature of the related-person’s interest in the transaction;

•	the material terms of the transaction, including the amount involved and type of transaction;

•	the importance of the transaction to the related person and to us;

•	whether the transaction would impair the judgment of a director or executive officer to act in our best interest; and

•	any other matters the Audit Committee deems appropriate.

Any member of the Audit Committee who is a related person with respect to a transaction under review may not participate in the deliberations or vote on the approval or ratification of the transaction. However, such a director may be counted in determining the presence of a quorum at a meeting of the Audit Committee at which the transaction is considered.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our common shares as of                     , 2014 with respect to:

•	each beneficial owner of more than 5% of our issued and outstanding common shares;

•	each of our Named Executive Officers;

•	each of our directors; and

•	all of our directors and our executive officers as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated common shares of the Company. Unless otherwise noted, the address of each beneficial owner is 300 Galleria Parkway, Atlanta, Georgia 30339.

Funds affiliated with Blackstone, funds affiliated with TCV, an affiliate of OEP and certain members of our management beneficially own common shares indirectly through their holdings in TDS Investor (Cayman) L.P., a Cayman limited partnership, or TDS Investor. As of March 31, 2014, TDS Investor beneficially owned approximately 18% of our outstanding common shares. Other entities and certain members of our management own common shares directly in us.

Name and Address of Beneficial Owner	Shares Beneficially Owned Prior to Offering(1)		Shares Beneficially Owned After the Offering Assuming the Underwriters’ Option is Not Exercised(1)		Shares Beneficially Owned After the Offering Assuming the Underwriters’ Option is Exercised in Full(1)
	Number	Percentage	Number	Percentage	Number	Percentage
Blackstone Funds(2)
TCV Funds(3)
OEP TP Ltd.(4)
Angelo, Gordon Funds(5)
Q Investments Funds(6)
Morgan Stanley Funds(7)
Gordon A. Wilson
Philip Emery
Kurt Ekert
Eric J. Bock
Douglas M. Steenland
Gavin Baiera(8)
Gregory Blank(9)
Scott McCarty(10)
All directors and executive officers as a group (8 individuals)(11)

*	Less than 1%.
(1)	Includes shares (i) held indirectly through holdings in TDS Investor and (ii) held directly.
(2)	Reflects ownership of limited partnership units in TDS Investor owned by various partnerships of which Blackstone LR Associates (Cayman) V Ltd. is the general partner having voting and investment power over such limited partnerships interests. The address of Blackstone LR Associates (Cayman) V Ltd. is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.
(3)	Reflects beneficial ownership of limited partnership units in TDS Investor by funds fully owned by Technology Crossover Ventures. The address of Technology Crossover Ventures is c/o Technology Crossover Ventures, 528 Ramona Street, Palo Alto, California 94301.
(4)	Reflects beneficial ownership of limited partnership units in TDS Investor by OEP TP Ltd. The address of OEP TP Ltd. is c/o One Equity Partners, 320 Park Avenue, 18th Floor, New York, NY 10022.
(5)	Reflects beneficial ownership of 13,298,089 common shares of the Company held by AG Super Fund International Partners, L.P. and 173,482,489 common shares of the Company held by Silver Oak Capital, L.L.C. (collectively, the “Angelo, Gordon Funds”). The address of the Angelo, Gordon Funds is c/o Angelo, Gordon & Co., L.P., 245 Park Avenue—26th Floor, New York, NY 10167.
(6)	Reflects beneficial ownership of 10,188,422 common shares of the Company held by Q5-R5 Trading, Ltd., 108,269,051 common shares of the Company held by R2 Top Hat, Ltd. and 2,060,893 common shares of the Company held by R2 Investments, LDC (collectively, the “Q Investments Funds”). The address of the Q Investments Funds is c/o Q Investments, L.P., 301 Commerce Street—Suite 3200, Fort Worth, Texas 76102.
(7)	Reflects beneficial ownership of common shares held by Morgan Stanley & Co. LLC and common shares held by Morgan Stanley Strategic Investments, Inc. (collectively, the “Morgan Stanley Funds”). The address of the Morgan Stanley Funds is 1585 Broadway, New York, NY 10036.
(8)	Mr. Baiera, a director of the Company, is a Managing Director of Angelo, Gordon & Co, L.P. Amounts disclosed for Mr. Baiera are also included in the amounts disclosed for the Angelo, Gordon Funds. Mr. Baiera disclaims beneficial ownership of any shares owned directly or indirectly by the Angelo, Gordon Funds.
(9)	Mr. Blank, a director of the Company and TDS Investor, is a Principal of The Blackstone Group. Amounts disclosed for Mr. Blank are also included in the amounts disclosed for the Blackstone Funds. Mr. Blank disclaims beneficial ownership of any shares owned directly or indirectly by the Blackstone Funds.
(10)	Mr. McCarty, a director of the Company, is a Partner in the Q Investments Funds. Amounts, if any, disclosed for Mr. McCarty are also included in the amounts disclosed for the Q Investments Funds. Mr. McCarty disclaims beneficial ownership of any shares owned directly or indirectly by the Q Investments Funds.
(11)	Shares beneficially owned by the Blackstone Funds, the TCV Funds, OEP TP Ltd., the Angelo, Gordon Funds and the Q Investments Funds have been excluded for purposes of the presentation of directors and executive officers as a group.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital summarizes the material terms of our memorandum of association and our bye-laws that will become effective as of the closing of this offering. Such summaries are subject to, and are qualified in their entirety by reference to, all of the provisions of our memorandum of association and bye-laws, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part. Prospective investors are urged to read the exhibits for a complete understanding of our memorandum of association and bye-laws.

General

We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 38683. We were incorporated in 2006 under the name TDS Investor (Bermuda) 3 Ltd. and our name was thereafter changed to Travelport Worldwide Limited. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda.

Share Capital

Upon the closing of this offering, our authorized share capital will consist of             common shares, par value $             per share and             preference shares, par value $             per share. The descriptions of our common shares reflect changes to our memorandum of association and bye-laws that will occur prior to the completion of this offering.

Pursuant to our bye-laws, subject to the requirements of any stock exchange on which our shares are listed and to any resolution of the shareholders to the contrary, our Board is authorized to issue any of our authorized but unissued shares. Provided our shares remain listed on an appointed stock exchange, which includes             , there are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.

Common Shares

Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present. Our bye-laws provide that persons standing for election as directors at a duly constituted annual general meeting at which a quorum is present are to be elected by our shareholders by a plurality of the votes cast on the resolution. There is no cumulative voting in the election of our directors, which means that the holders of a majority of the issued and outstanding common shares can elect all of the directors standing for election, and the holders of the remaining shares will not be able to elect any directors.

In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference of any issued and outstanding preference shares.

All shares sold pursuant to this offering will be, when issued, fully paid and non-assessable.

Preference Shares

Pursuant to Bermuda law and our bye-laws, our Board by resolution may establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the Board without any further shareholder approval. The rights with respect to a series of preferred shares may be greater than the rights attached to our common shares. It is not possible to state the actual effect of the issuance of any preferred shares on the rights of holders of our common shares until our Board determines the specific rights attached to those preferred shares. The effect of issuing preferred shares could include, among other things, one or more of the following:

•	restricting dividends in respect of our common shares;

•	diluting the voting power of our common shares or providing that holders of preferred shares have the right to vote on matters as a class;

•	impairing the liquidation rights of our common shares; or

•	delaying or preventing a change of control of our company.

Dividends and Other Distributions

Pursuant to Bermuda law and our bye-laws, no dividends may be declared or paid if there are reasonable grounds for believing that: (i) we are, or would after the payment be, unable to pay our liabilities as they become due or (ii) that the realizable value of our assets would thereby be less than our liabilities. Under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our Board, subject to any preferred dividend right of the holders of any preference shares. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

Variation of Rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) if at such time shareholder action by written consent is permitted under our bye-laws, with the consent in writing of the holders of a majority of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of two or more persons holding at least a majority of the issued shares of the relevant class is present. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preference shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other series of preference shares, to vary the rights attached to any other series of preference shares.

Certain Bye-Laws Provisions

The provisions of our bye-laws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our Board.

Number of Directors

Our bye-laws provide that the Board shall have not less than             directors and not more than             directors as our Board may from time to time determine.

Classified Board

Upon completion of this offering, in accordance with the terms of our bye-laws, our Board will be divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. Our bye-laws will further provide that the authorized number of directors may be changed only by resolution of the Board. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Our classified Board could have the effect of delaying or discouraging an acquisition of us or a change in our management.

Removal of Directors

Upon completion of this offering, in accordance with the terms of our bye-laws, our directors may be removed only for cause by the affirmative vote of the holders of at least a 66 2⁄3% of our voting shares. Any vacancy on our Board, including a vacancy resulting from an enlargement of our Board, may be filled only by vote of a majority of our directors then in office.

No Shareholder Action by Written Consent

Upon completion of this offering, our bye-laws will provide that shareholder action may be taken only at an annual meeting or special general meeting of shareholders and may not be taken by written consent in lieu of a meeting. Failure to satisfy any of the requirements for a shareholder general meeting could delay, prevent or invalidate shareholder action.

Shareholder Advance Notice Procedure

Upon completion of this offering, our bye-laws will establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our shareholders. The bye-laws will provide that any shareholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our secretary a written notice of the shareholder’s intention to do so. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. To be timely, the shareholder’s notice must be delivered to or mailed and received by us not less than 90 days nor more than 120 days before the anniversary date of the preceding annual meeting, except that if the annual meeting is set for a date that is not within 30 days before or after such anniversary date, we must receive the notice not later than the close of business on the tenth day following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made. The notice must include the following information:

•	the name and address of the shareholder who intends to make the nomination and the name and address of the person or persons to be nominated or the nature of the business to be proposed;

•	a representation that the shareholder is a holder of record of our share capital entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons or to introduce the business specified in the notice;

•	if applicable, a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons, naming such person or persons, pursuant to which the nomination is to be made by the shareholder;

•	such other information regarding each nominee or each matter of business to be proposed by such shareholder as would be required to be included in a proxy statement filed under the SEC’s proxy rules if the nominee had been nominated, or intended to be nominated, or the matter had been proposed, or intended to be proposed, by the Board;

•	if applicable, the consent of each nominee to serve as a director if elected; and such other information that the Board may request in its discretion; and

•	such other information that the Board may request in its discretion.

Amendments to Memorandum of Association and Bye-laws

Amendments to our bye-laws will require an affirmative vote of majority of our Board and a majority of the issued and outstanding shares then entitled to vote at any annual or special meeting of shareholders. Amendments to our memorandum of association will require an affirmative vote of majority of our Board and 66 2⁄3% of the issued and outstanding shares then entitled to vote at any annual or special meeting of shareholders. Our bye-laws will also provide that, specified provisions of our bye-laws may not be amended, altered or repealed unless the amendment is approved by the affirmative vote of the holders of at least 66 2⁄3% of the issued and outstanding shares then entitled to vote at any annual or special meeting of shareholders, including the provisions governing voting, the election of directors, our classified Board, director removal and amendments to our bye-laws and memorandum of association. These provisions make it more difficult for any person to remove or amend any provisions in our memorandum of association and bye-laws that may have an anti-takeover effect.

Business Combinations

Our bye-laws will provide that we are prohibited from engaging in any “business combination” with any “interested shareholder” for a period of three years following the time that the shareholder became an interested shareholder without the approval by the Board and the authorization at an annual or special general meeting, by the affirmative vote of at least 66 2⁄3% of our issued and outstanding voting shares that are not owned by the interested shareholder unless:

•	prior to the time that the person became an interested shareholder, the Board approved either such business combination or the transaction which resulted in the person becoming an interested shareholder; or

•	upon consummation of the transaction which resulted in the person becoming an interested shareholder, the interested shareholder owned at least 85% of the number of our issued and outstanding voting shares at the time the transaction commenced, excluding for the purposes of determining the number of shares issued and outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee share plans in which employee participants do not have the right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer.

Our bye-laws will define “business combination” to include the following:

•	any merger or consolidation of the Company with the interested shareholder or its affiliates;

•	any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of our assets involving the interested shareholder;

•	subject to specified exceptions, any transaction that results in the issuance or transfer by us of any share of the Company to the interested shareholder;

•	any transaction involving the Company that has the effect of increasing the proportionate share of any class or series of our shares beneficially owned by the interested shareholder; or

•	any receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.

An “interested shareholder” is any entity or person who, together with affiliates and associates, owns, or within the previous three years owned, 15% or more of the issued and outstanding voting shares of the Company.

Certain Provisions of Bermuda Law

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares.

The Bermuda Monetary Authority has given its consent for the issue and free transferability of all of the common shares that are the subject of this offering to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes             .

        Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the discretion of the Board record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

Choice of Forum

Upon completion of this offering, our bye-laws will require, to the fullest extent permitted by law, that derivative actions brought in the name of the Company, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in Bermuda, and if brought outside of Bermuda, the shareholder bringing the suit will be deemed to have consented to service of process on such shareholder’s counsel. Although we believe these provisions benefit the Company by providing increased consistency in the application of Bermuda law in the types of lawsuits to which it applies, the provisions may have the effect of discouraging lawsuits against our directors and officers.

Transfer Agent and Registrar

A register of holders of the common shares will be maintained by Codan Services Limited in Bermuda, and a branch register will be maintained in the United States by             , who will serve as branch registrar and transfer agent.

Listing

We expect to apply to list our common shares on the             under the symbol TVPT.

Uncertainty Regarding Certain Provisions of our Bye-Laws

There is no judicial or other binding authority determining the validity or effect of some of the provisions of our bye-laws summarized above. Therefore, no assurance can be given that such provisions, if challenged, would be upheld.

COMPARISON OF SHAREHOLDER RIGHTS

Differences in Corporate Law

You should be aware that the Companies Act 1981, as amended, of Bermuda (the “Companies Act”), which applies to us, differs in certain material respects from laws generally applicable to companies incorporated in the State of Delaware and their shareholders. The following is a summary of certain significant differences between the Companies Act (including modifications adopted pursuant to our bye-laws) and Bermuda common law applicable to us and our shareholders and the provisions of the Delaware General Corporation Law applicable to U.S. companies organized under the laws of Delaware and their shareholders.

Duties of Directors

The Companies Act authorizes the directors of a company, subject to its bye-laws, to exercise all powers of the company except those that are required by the Companies Act or the company’s bye-laws to be exercised by the shareholders of the company. Our bye-laws provide that our business is to be managed and conducted by our Board. At common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to make a personal profit from opportunities that arise from the office of director;

•	duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act imposes a duty on directors and officers of a Bermuda company:

•	to act honestly and in good faith with a view to the best interests of the company; and

•	to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Companies Act also imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company.

Under Bermuda law, directors and officers generally owe fiduciary duties to the company itself, not to the company’s individual shareholders or members, creditors, or any class of either shareholders, members or creditors. Our shareholders may not have a direct cause of action against our directors.

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the company. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the company and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the company.

Interested Directors

Bermuda law and our bye-laws provide that a transaction entered into by us in which a director has an interest will not be voidable by us and such director will not be liable to us for any profit realized pursuant to such transaction as a result of such interest, provided the nature of the interest is disclosed at the first opportunity either at a meeting of directors or in writing to the directors. Our bye-laws require directors to recuse themselves from any discussion or decision involving another firm or company with which the director is affiliated or other matters with respect to which the director has a personal conflict.

Under Delaware law, such transaction would not be voidable if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote on the matter or (iii) the transaction is fair as to the company as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Voting Rights and Quorum Requirements

Under Bermuda law, the voting rights of our shareholders are regulated by our bye-laws and, in certain circumstances, the Companies Act. Generally, except as otherwise provided in the bye-laws or the Companies Act, any action or resolution requiring approval of the shareholders may be passed by a simple majority of votes cast, except for the election of directors which requires only a plurality of the votes cast.

Any individual who is a shareholder of our company and who is present at a meeting may vote in person, as may any corporate shareholder that is represented by a duly authorized representative at a meeting of shareholders. Our bye-laws also permit attendance at general meetings by proxy, provided the instrument appointing the proxy is in the form specified in the bye-laws or such other form as the board may determine. Under our bye-laws, each holder of common shares is entitled to one vote per common share held.

Under Delaware law, unless otherwise provided in a company’s certificate of incorporation, each shareholder is entitled to one vote for each share of stock held by the shareholder. Delaware law provides that unless otherwise provided in a company’s certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of shareholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, and unless otherwise provided in a company’s certificate of incorporation or bylaws, the affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote at a meeting in which a quorum is present is required for shareholder action, and the affirmative vote of a plurality of shares present in person or represented by proxy and entitled to vote at the meeting is required for the election of directors.

Amalgamations, Mergers and Similar Arrangements

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of those voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company.

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the issued and outstanding shares entitled to vote on such transaction. A shareholder of a company participating in certain merger and consolidation transactions may, under certain circumstances, be entitled to appraisal rights, such as having a court to determine the fair value of the stock or requiring the company to pay such value in cash. However, such appraisal right is not available to shareholders if the stock received in such transaction is listed on a national securities exchange.

Takeovers

An acquiring party is generally able to acquire compulsorily the common shares of minority holders of a company in the following ways:

•	By a procedure under the Companies Act known as a “scheme of arrangement.” A scheme of arrangement could be effected by obtaining the agreement of the company and its shareholders. The scheme must be approved by a majority in number representing 75% in value of the shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme of arrangement.

•	By acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, by notice compulsorily acquire the shares of any non-tendering shareholder on the same terms as the original offer unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

•	Where the acquiring party or parties hold not less than 95% of the shares or a class of shares of the company, by acquiring, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of each class of its capital stock. Upon any such merger, and in the event the parent corporate does not own all of the stock of the subsidiary, dissenting shareholders of the subsidiary are entitled to certain appraisal rights. Delaware law also provides, subject to certain exceptions, that if a person acquires 15% of voting stock of a company, the person is an “interested shareholder” and may not engage in “business combinations” with the company for a period of three years from the time the person acquired 15% or more of voting stock.

Shareholders’ Suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action on behalf of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws.

Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Indemnification of Directors and Officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act. Section 98 of the Companies Act further provides that a company may advance moneys to an officer or auditor for the costs, charges and expenses incurred by the officer or auditor in defending any civil or criminal proceedings against them, on condition that the officer or auditor shall repay the advance if any allegation of fraud or dishonesty is proved against them.

We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for this purpose.

Under Delaware law, a corporation may include in its certificate of incorporation a provision that, subject to the limitations described below, eliminates or limits director liability to the corporation or its shareholders for monetary damages for breaches of their fiduciary duty of care. Under Delaware law, a director’s liability cannot be eliminated or limited for (i) breaches of the duty of loyalty, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) the payment of unlawful dividends or expenditure of funds for unlawful stock purchases or redemptions, or (iv) transactions from which such director derived an improper personal benefit.

Delaware law provides that a corporation may indemnify a director, officer, employee or agent of the corporation against any liability or expenses incurred in any civil, criminal, administrative or investigative proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful, except that in any action brought by or in the right of the corporation, such indemnification may be made only for expenses (not judgments or amounts paid in settlement) and may not be made even for expenses if the officer, director or other person is adjudged liable to the corporation (unless otherwise determined by the court). In addition, under Delaware law, to the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to above, he or she must be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by that party. Furthermore, under Delaware law, a corporation is permitted to maintain directors’ and officers’ insurance.

Special Meeting of Shareholders

Under our bye-laws, a special general meeting may be called by the chief executive officer, the chairman of the Board or the Board. Bermuda law also provides that a special general meeting must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings.

Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.

Notice of Shareholder Meetings

Bermuda law requires that shareholders be given at least five days’ advance notice of any general meeting. Under Delaware law, a company is generally required to give written notice of any meeting not less than 10 days nor more than 60 days before the date of the meeting to each shareholder entitled to vote at the meeting.

Dividends and Other Distributions

Pursuant to Bermuda law, no dividends may be declared or paid if there are reasonable grounds for believing that: (i) we are, or would after the payment be, unable to pay our liabilities as they become due or (ii) that the realizable value of our assets would thereby be less than our liabilities

Under Delaware law, subject to any restrictions contained in the company’s certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Under Delaware law, surplus means (a) the excess of (x) the current fair value of the company’s total assets minus (y) the current fair value of the company’s total liabilities, less (b) the company’s capital. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Inspection of Corporate Records

Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda and our registered office in Bermuda, which will include our memorandum of association (including its objects and powers) and certain alterations to our memorandum of association. Our shareholders have the additional right to inspect our bye-laws, minutes of general meetings and audited financial statements, which must be presented to the annual general meeting of shareholders.

The register of members of a company is also open to inspection by shareholders and members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than 30 days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Delaware law requires that a company, within 10 days before a meeting of shareholders, prepare and make available a complete list of shareholders entitled to vote at the meeting. This list must be open to the examination of any shareholder for any purpose relating to the meeting for a period of at least 10 days prior to the meeting during ordinary business hours and at the principal place of business of the company. Delaware law also permits a shareholder to inspect the company’s books and records if the shareholder can establish that he or she is a shareholder of the company, the shareholder has complied with Delaware law with respect to the form and manner of making demand for inspection of corporate records and the inspection by the shareholder is for a proper purpose.

Shareholder Proposals

Under Bermuda law, shareholder(s) may, as set forth below and at their own expense (unless the company otherwise resolves), require the company to: (i) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholder(s) may properly move at the next annual general meeting; and/or (ii) circulate to all shareholders entitled to receive notice of any general meeting a statement in respect of any matter referred to in any proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is either: (i) any number of shareholders representing not less than 5% of the total voting rights of all shareholders entitled to vote at the meeting to which the requisition relates; or (ii) not less than 100 shareholders.

Delaware law does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which business may be brought before a meeting, although restrictions may be included in a Delaware corporation’s certificate of incorporation or bylaws.

Amendment of Memorandum of Association/Certificate of Incorporation

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Certain amendments to the memorandum of association may require approval of the Bermuda Minister of Finance Development, who may grant or withhold approval at his or her discretion.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued and outstanding share capital have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their designees as such holders may appoint in writing for such purpose. No application may be made by the shareholders voting in favor of the amendment.

Under Delaware law, amendment of the certificate of incorporation, which is the equivalent of a memorandum of association, of a company must be made by a resolution of the board of directors setting forth the amendment, declaring its advisability, and either calling a special meeting of the shareholders entitled to vote or directing that the proposed amendment be considered at the next annual meeting of the shareholders. Delaware law requires that, unless a greater percentage is provided for in the certificate of incorporation, a majority of the outstanding voting power of the corporation is required to approve the amendment of the certificate of incorporation at the shareholders’ meeting. If the amendment would alter the number of authorized shares or par value or otherwise adversely affect the powers, preferences or special rights of any class of a company’s stock, the holders of the issued and outstanding shares of such affected class, regardless of whether such holders are entitled to vote by the certificate of incorporation, are entitled to vote as a class upon the proposed amendment. However, the number of authorized shares of any class may be increased or decreased, to the extent not falling below the number of shares then outstanding, by the affirmative vote of the holders of a majority of the stock entitled to vote, if so provided in the company’s original certificate of incorporation.

Amendment of Bye-laws

Our bye-laws provide that the bye-laws may only be amended upon a resolution approved by the Board and a resolution approved by the members of the Company. Following this offering, certain amendments related to voting, the election of directors, Board classification, removal of directors and amendments to the bye-laws and memorandum of association will require an affirmative vote of not less than 66 2/3% of the directors then in office and a resolution of the shareholders including the affirmative vote of not less than 66 2/3% of the votes attaching to all shares issued and outstanding.

Under Delaware law, unless the certificate of incorporation or bylaws provide for a different vote, holders of a majority of the voting power of a corporation and, if so provided in the certificate of incorporation, the directors of the corporation have the power to adopt, amend and repeal the bylaws of a corporation.

Dissolution

Under Bermuda law, a solvent company may be wound up by way of a members’ voluntary liquidation. Prior to the company entering liquidation, a majority of the directors shall each make a statutory declaration, which states that the directors have made a full enquiry into the affairs of the company and have formed the opinion that the company will be able to pay its debts within a period of 12 months of the commencement of the winding up and must file the statutory declaration with the Bermuda Registrar of Companies. The general meeting will be convened primarily for the purposes of passing a resolution that the company be wound up voluntarily and appointing a liquidator. The winding up of the company is deemed to commence at the time of the passing of the resolution.

Under Delaware law, a corporation may voluntarily dissolve (i) if a majority of the board of directors adopts a resolution to that effect and the holders of a majority of the issued and outstanding shares entitled to vote thereon vote for such dissolution; or (ii) if all shareholders entitled to vote thereon consent in writing to such dissolution.

COMMON SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common shares and a liquid trading market for our common shares may not develop or be sustained after this offering. Future sales of a substantial number of our common shares in the public market after this offering, or the anticipation of those sales, could adversely affect market prices of our common shares prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

Upon completion of this offering, approximately million shares will be issued and outstanding (or approximately              million shares if the underwriters exercise their over-allotment in full). All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act. The remaining shares that will be issued and outstanding after this offering are “restricted securities” within the meaning of Rule 144 under the Securities Act. The holders of substantially all of these remaining shares will be subject to the 180-day lock-up period, which may be extended in specified circumstances described below. Following the expiration of these lock-up periods, all of these “restricted” shares will be eligible for resale in compliance with Rule 144 or Rule 701 of the Securities Act. “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. “Restricted” shares may be sold in the public market only if registered or if sold pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding common shares or the average weekly trading volume of our common shares during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, and subject to the lock-up period described below, most of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement are eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period or certain other restrictions contained in Rule 144.

Lock-up Agreements

We, our executive officers and directors, and holders of substantially all of our common shares outstanding prior to this offering have agreed that, subject to certain exceptions and for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Morgan Stanley & Co. LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for our common shares. Morgan Stanley & Co. LLC, in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Registration Rights

Holders of substantially all of our issued and outstanding common shares prior to this offering will be entitled to rights with respect to the registration of such shares under the Securities Act. Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period described above. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Share Plans

As of March 31, 2014, we had approximately 62,091,674 RSUs outstanding and 17,418,295 common shares were reserved for future issuance under our equity incentive plans. Please see “Compensation Discussion and Analysis” for additional information regarding these plans. We plan to file a Form S-8 registration statement under the Securities Act to register our shares subject to these plans. The shares covered by the S-8 registration statement will be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements.

TAXATION

Bermuda Tax Considerations

To the extent that this discussion relates to matters of Bermuda tax law, it constitutes the opinion of Conyers Dill & Pearman Limited, our special Bermuda counsel. At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.

Material United States Federal Income Tax Considerations to United States Holders

The following discussion is a summary of material United States federal income tax consequences to a United States Holder (as defined below), under current law, of the purchase, ownership, and disposition of our common shares. This discussion is based on the federal income tax laws of the United States as of the date of this prospectus, including the United States Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated thereunder, judicial authority, published administrative positions of the United States Internal Revenue Service (“IRS”) and other applicable authorities. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This discussion applies only to a United States Holder (as defined below) that holds our common shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	brokers or dealers in stocks and securities, or currencies;

•	persons who use or are required to use a mark-to-market method of accounting;

•	certain former citizens or residents of the United States subject to Section 877 of the Code;

•	entities subject to the United States anti-inversion rules;

•	tax-exempt organizations and entities;

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons whose functional currency is not the United States dollar;

•	persons holding common shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons holding common shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;

•	persons who hold or receive our common shares pursuant to the exercise of an employee stock option or otherwise as compensation;

•	tax qualified retirement plans;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock; or

•	partnerships or other pass-through entities, or persons holding common shares through such entities.

If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds common shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. A partnership holding our common shares, or a partner in such a partnership, should consult its tax advisors regarding the tax consequences of investing in and holding the common shares.

The following discussion is for informational purposes only and is not a substitute for careful tax planning and advice. Each prospective investor considering the purchase of common shares should consult its tax advisors with respect to the application of the United States federal income tax laws to its particular situation, as well as any tax consequences arising under the federal estate or gift tax laws or other federal non-income tax laws or the laws of any state, local or non-United States taxing jurisdiction and under any applicable tax treaty.

For purposes of the discussion below, a “United States Holder” is a beneficial owner of our common shares that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before August 20, 1996, a valid election is in place under applicable Treasury regulations to treat such trust as a domestic trust.

Dividends and Other Distributions on the Common Shares

Subject to the passive foreign investment company and controlled foreign corporation rules discussed below, the gross amount of any distribution that we make to you with respect to our common shares will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in your gross income on the day actually or constructively received by you. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits, such excess amount will be treated first as a tax-free return of your tax basis in your common shares, and then, to the extent such excess amount exceeds your tax basis in your common shares, as capital gain and will be treated as described below in the section relating to the disposition of our common shares.

Dividends received by a non-corporate United States Holder, including an individual, may qualify for the lower rates of tax applicable to “qualified dividend income” if we are a “qualified foreign corporation” and other conditions discussed below are met. A non-United States corporation is treated as a qualified foreign corporation

(i) with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States (such as the         ) or (ii) if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a passive foreign investment company in the taxable year in which the dividend is paid or the preceding taxable year. We believe, but we cannot assure you, that dividends we pay on our common shares generally should, subject to applicable limitations, be eligible for such reduced rates of taxation.

Even if we are treated as a qualified foreign corporation, a non-corporate United States Holder will not be eligible for reduced rates of taxation if it does not hold our common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if such United States Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the reduced rate will not apply to dividends of a qualified foreign corporation if the non-corporate United States Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

Dividends paid by a non-United States corporation generally will be treated as foreign-source income for foreign tax credit limitation purposes. Under Section 904(h) of the Code, however, dividends paid by a non-United States corporation that is at least 50% owned by United States Holders may be treated as income derived from sources within the United States rather than from sources without the United States for foreign tax credit purposes to the extent the non-United States corporation has more than an insignificant amount of income from sources within the United States. The effect of this rule, for the current year and any applicable future year, may be to treat a portion of the dividends paid by us as United States-source income for foreign tax credit purposes. Such treatment may adversely affect a shareholder’s ability to use foreign tax credits.

You should consult your tax advisor regarding the availability of the lower tax rates applicable to qualified dividend income for, and the possible impact of Section 904(h) on, any dividends that we pay with respect to the common shares, as well as the effect of any change in applicable law after the date of this offering memorandum.

Taxable Disposition of the Common Shares

You will recognize gain or loss on a sale, exchange or other taxable disposition of common shares in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition and your tax basis in the common shares. Subject to the passive foreign investment company and controlled foreign corporation rules discussed below, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate United States Holder, including an individual, that has held the common share disposed of for more than one year are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of our common shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

Passive Foreign Investment Company

Based on the current and anticipated value of our assets and the composition of our income and assets, we do not expect to be treated as a passive foreign investment company (“PFIC”) for United States federal income purposes for our current taxable year ending December 31, 2014. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be treated as a PFIC for our current taxable year ending December 31, 2014, or for any future taxable year or that the IRS will not take a contrary position. Kirkland & Ellis LLP, our United States tax counsel, therefore expresses no opinion with respect to our PFIC status for any taxable year or our beliefs and expectations relating to such status set forth in this discussion.

A non-United States corporation such as ourselves will be treated as a PFIC for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% by value of the stock.

Changes in the composition of our income or composition of our assets may cause us to become a PFIC. The determination of whether we will be a PFIC for any taxable year also may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may be determined based upon the market value of the common shares from time to time). Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may become a PFIC for the current or future taxable years if our liquid assets and cash (which are for this purpose considered assets that produce passive income) then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach is reasonable (including, where relevant, any approach taken with respect to our market capitalization), it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for the current or one or more future taxable years.

If we are a PFIC for any taxable year during which you hold common shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold common shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the common shares, as applicable. If such election is made, you will be deemed to have sold the common shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your common shares with respect to which such election was made will not be treated as shares in a PFIC, and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the common shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to you.

If we are a PFIC for any taxable year during which you hold common shares, then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of the common shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the common shares;

•	the amount of the excess distribution or recognized gain allocated to the current taxable year, and to any taxable years in your holding period prior to the first taxable year in which we were treated as a PFIC, will be treated as ordinary income; and

•	the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

If we are a PFIC for any taxable year during which a United States Holder holds our common shares and any of our non-United States subsidiaries also is a PFIC, such United States Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-United States subsidiary classified as a PFIC (each such subsidiary, a lower tier PFIC) for purposes of the application of these rules. Each United States Holder should consult its own tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC for any taxable year during which you hold common shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on our common shares as ordinary income under a mark-to-market method, provided that such our common shares constitute “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect our common shares will be listed on                     , which is a qualified exchange or other market for these purposes. Consequently, if our common shares are listed on                      and          are regularly traded, we expect that the mark-to-market election would be available to you if we became a PFIC, but no assurances are given in this regard.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a United States Holder may continue to be subject to the general PFIC rules with respect to such United States Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

In certain circumstances, a United States Holder of shares in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your common shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

If we are a PFIC for any taxable year during which we are a controlled foreign corporation within the meaning of the Code and you are a 10% United States Shareholder (as defined under “—Controlled Foreign Corporation” below) with respect to us, we generally will not be treated as a PFIC with respect to you for the portion of such taxable year that you are a 10% United States Shareholder.

A United States Holder that holds our common shares in any year in which we are classified as a PFIC will be required to file an annual report containing such information as the United States Treasury Department may require. You should consult your tax advisor regarding the application of the PFIC rules to your investment in our common shares and the availability, application and consequences of the elections discussed above.

Controlled Foreign Corporation

Under the “controlled foreign corporation” (“CFC”) rules of the Code, certain United States Holders may under certain circumstances be required to include as ordinary income for United States federal income tax purposes amounts attributable to some or all of our earnings in advance of the receipt of cash attributable to such amounts if the Company or certain of its subsidiaries is a CFC. A non-United States corporation generally will be classified as a CFC if United States persons, each of whom owns, directly or indirectly, at least 10% of the voting stock of such corporation (“10% United States Shareholders”), own in the aggregate more than 50% of the voting power or value of the stock of such corporation. If the Company or certain of its subsidiaries qualify as a CFC for an uninterrupted period of 30 days or more during the taxable year, then each United States Holder that is a 10% United States Shareholder generally will be required to include in its taxable income its proportionate share of certain types of undistributed income of the CFC (e.g., certain dividends, interest, rents and royalties, gain from the sale of property producing such income and certain income from sales and services) and, in certain circumstances of earnings of the CFC that are treated as invested in United States property. In addition, gain on the sale of our common shares by such a United States Holder (during the period that we are a CFC and thereafter for a five-year period) may be re-characterized in whole or in part as dividend income. You should consult your own tax advisors regarding the application of the controlled foreign corporation rules to your investment in our common shares.

Information Reporting and Backup Withholding

Information reporting to the IRS and backup withholding generally will apply to dividends in respect of our common shares and the proceeds from the sale or exchange of our common shares that are paid to you within the United States (and in certain cases, outside the United States). However, backup withholding generally will not apply if you furnish a correct taxpayer identification number and make any other required certification, generally on IRS Form W-9, or you otherwise establish an exemption from backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against your United States federal income tax liability and you may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund with the IRS and furnish any required information in a timely manner.

Each United States Holder should consult its tax advisor regarding the application of the information reporting and backup withholding rules.

Information with Respect to Foreign Financial Assets

Each United States Holder who is an individual generally will be required to report our name, address and such information relating to an interest in the common shares as is necessary to identify the class or issue of which its common shares are a part. These requirements are subject to exceptions, including an exception for common shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed certain thresholds.

Each United States Holder should consult its tax advisor regarding the application of these information reporting rules.

Medicare Tax

Certain United States Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, interest, dividends and gains from the sale or other disposition of capital assets. Each United States Holder that is an individual, estate or trust should consult its own tax advisors regarding the effect, if any, of this tax provision on their ownership and disposition of common shares.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and UBS Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
UBS Securities LLC
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Cowen and Company, LLC
Evercore Group L.L.C.
Jefferies LLC
Sanford C. Bernstein & Co., LLC
William Blair & Company, L.L.C.
Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the common shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the common shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the common shares, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional common shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional common shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of common shares listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              common shares.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $        .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of common shares offered by them.

We expect to apply to list our common shares on the              under the symbol TVPT.

We and all directors and officers and the holders of substantially all of our outstanding common shares and options have agreed that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares;

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any common shares or any securities convertible into or exercisable or exchangeable for common shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares.

whether any such transaction described above is to be settled by delivery of common shares or such other securities, in cash or otherwise. In addition, we and each such person agrees that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any common shares or any security convertible into or exercisable or exchangeable for common shares.

The restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the restricted period we issue an earnings release or material news event relating to us occurs; or

•	prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period or provide notification to Morgan Stanley & Co. LLC of any earnings release or material news or material event that may give rise to an extension of the initial restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Morgan Stanley & Co. LLC, in its sole discretion, may release the common shares and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

In order to facilitate the offering of the common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional common shares. The underwriters can close out a covered short sale by exercising the option to purchase additional common shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional common shares. The underwriters may also sell shares in excess of the option to purchase additional common shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common shares in the open market to stabilize the price of the common shares. These activities may raise or maintain the market price of the common shares above independent market levels or prevent or retard a decline in the market price of the common shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of common shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging. financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common shares. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any common shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the

Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of common shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common shares to be offered so as to enable an investor to decide to purchase any common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the common shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common shares in, from or otherwise involving the United Kingdom.

France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers and to the company. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions have been and will only be made in France:

•	to qualified investors (investisseurs qualifiés), other than individuals, and/or to a restricted circle of investors (cercle restreint d’investisseurs), other than individuals, in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D. 411-4, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-I-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer.

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier and applicable regulations thereunder.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (the “Financial Instruments and Exchange Act”). Each underwriter has agreed that the shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Act and (ii) in compliance with any other applicable requirements of the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

This document as well as any other offering or marketing material relating to the shares which are the subject of the offering contemplated by this prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Neither this document nor any other offering or marketing material relating to the shares which are the subject of the offering contemplated by this prospectus will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the company from time to time.

This document as well as any other material relating to the shares is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the company. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Dubai International Financial Centre

This document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale.

Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

People’s Republic of China

The shares may not be offered or sold directly or indirectly in the People’s Republic of China (the “PRC”) (which, for such purposes, does not include the Hong Kong or Macau Special Administrative Regions or Taiwan), except pursuant to applicable laws and regulations of the PRC. Neither this prospectus nor any material or information contained herein relating to the shares, which have not been and will not be submitted to or approved/verified by or registered with the China Securities Regulatory Commission (the “CSRC”), or other relevant governmental authorities in the PRC pursuant to relevant laws and regulations, may be supplied to the public in the PRC or used in connection with any offer for the subscription or sale of the shares in the PRC. The material or information contained herein relating to the shares does not constitute an offer to sell or the solicitation of an offer to buy any securities in the PRC. The shares may only be offered or sold to the PRC investors that are authorized to engage in the purchase of securities of the type being offered or sold. PRC investors are responsible for obtaining all relevant government regulatory approvals/licenses, verification and/or registrations themselves, including, but not limited to, any which may be required from the CSRC, the State Administration of Foreign Exchange and/or the China Banking Regulatory Commission, and complying with all relevant PRC regulations, including, but not limited to, all relevant foreign exchange regulations and/or foreign investment regulations.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains statistical data and estimates, including those relating to market size, competitive position and growth rates of the markets in which we participate, that we obtained from our own internal estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties such as Euromonitor International Ltd. and IATA Traffic. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the definitions of our market and industry are appropriate, neither this research nor these definitions have been verified by any independent source.

Research by Euromonitor International Ltd. should not be considered as the opinion of Euromonitor International Ltd. as to the value of any security or the advisability of investing in the Company and accordingly, such information should not be relied upon for making any investment decision in respect of the Company.

LEGAL MATTERS

The validity of the common shares offered hereby will be passed upon for us by Conyers Dill & Pearman Limited with respect to Bermuda law. Selected legal matters as to U.S. law in connection with this offering will be passed upon for us by Kirkland & Ellis LLP, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York is representing the underwriters in this offering.

EXPERTS

The financial statements of Travelport Worldwide Limited as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, included in this prospectus, and the related financial statement schedule included elsewhere in the Registration Statement, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Orbitz Worldwide, Inc. and subsidiaries included in this prospectus and the related financial statement schedule included elsewhere in the Registration Statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The Company is required to include in this prospectus the Orbitz Worldwide financial statements due to Orbitz Worldwide meeting certain tests of significance under SEC Regulation S-X Rule 3-09. The management of Orbitz Worldwide is solely responsible for the form and content of the Orbitz Worldwide financial statements.

ENFORCEMENT OF CIVIL LIABILITIES UNDER UNITED STATES FEDERAL SECURITIES LAWS

We are a Bermuda limited liability exempted company. We have been advised by our Bermuda counsel that there is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a U.S. judgment would be enforceable in Bermuda depends on whether the U.S. court that entered the judgment is recognized by a Bermuda court as having jurisdiction over it, as determined by reference to Bermuda conflict of law rules. The courts of

Bermuda would recognize as a valid judgment, a final and conclusive judgment in personam obtained in a U.S. court pursuant to which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty). The courts of Bermuda would recognize such a U.S. judgment as long as (1) the U.S. court had proper jurisdiction over the parties subject to the judgment, (2) the U.S. court did not contravene the rules of natural justice of Bermuda, (3) the U.S. judgment was not obtained by fraud, (4) the enforcement of the U.S. judgment would not be contrary to the public policy of Bermuda, (5) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of Bermuda and (6) there is due compliance with the correct procedures under the laws of Bermuda.

In addition to and irrespective of jurisdictional issues, Bermuda courts will not enforce a provision of the United States federal securities law that is either penal in nature or contrary to public policy. It is the advice of our Bermuda counsel that an action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, is unlikely to be entertained by Bermuda courts. Specified remedies available under the laws of U.S. jurisdictions, including specified remedies under United States federal securities laws, would not be available under Bermuda law or enforceable in a Bermuda court, as they are likely to be contrary to Bermuda public policy. Further, no claim may be brought in Bermuda in the first instance for a violation of United States federal securities laws because these laws have no extraterritorial application under Bermuda law and do not have force of law in Bermuda.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and our common shares offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

GLOSSARY OF SELECTED TERMS

The following are definitions of certain terms used in this prospectus:

•	“Travelport,” “Company,” “we,” “our,” and “us” refer to Travelport Worldwide Limited, a Bermuda company, and its consolidated subsidiaries.

•	“Air” refers to our air distribution products and services.

•	“API” means application programming interface, which specifies how software components interact with each other.

•	“ATPCO” means the Airline Tariff Publishing Company.

•	“B2B” means business to business.

•	“Beyond Air” refers to our non-air products and services, which include distribution and merchandising solutions for hotel, car rental, rail, cruise-line and tour operators, B2B travel payments, advertising and an array of additional platform services.

•	“Capital Expenditures” represents cash paid for property, plant and equipment plus the repayment of capital lease obligations.

•	“Commissions” means payments or other consideration to travel agencies and NDCs for reservations made on our Travel Commerce Platform, which accrue on a monthly basis.

•	“EFTs” means electronic funds transfers, which is the electronic exchange or transfer of money from one account to another, either within a single financial institution or across multiple institution, through computer-based systems.

•	“GDS” refers to a global distribution system, which is a network that enables automated transactions between travel providers and travel buyers in order to provision travel related services to end customers.

•	“LCCs” refers to low-cost carriers who generally do not feed passengers into a network but, rather, operate point-to-point services (usually short haul) with limited or singular equipment types, generally with simplified and lower fare structures that seek to generate additional revenue by charging separately for services such as food, priority boarding, seat selection and baggage.

•	“MEA” means the Middle East and Africa regions.

•	“MIDT” means Marketing Information Data Tapes.

•	“NDC” means national distribution company.

•	“OTAs” means online travel agencies.

•	“Recurring Revenue” refers to net revenue that is of a contractual nature from travel providers and travel buyers and excludes revenue of a non-contractual nature. However, this revenue is not generally contractually committed to recur annually under our agreements with travel providers. For each of the three years ended December 31, 2013, approximately 85% of our net revenue was tied to travel providers’ transaction volumes rather than the price paid by a consumer for airfare, hotel rooms or other travel products and services booked through our systems. As a result, our Recurring Revenue is highly dependent on the global travel industry. See “Risk Factors—Our revenue is derived from the global travel industry and a prolonged or substantial decrease in global travel volume, particularly air travel, as well as other industry trends, could adversely affect us.”

•	“Reported Segments” means travel provider revenue generating units (net of cancellations) sold by our travel agency network, geographically presented by region based upon the point of sale location.

•	“RevPas” is computed by dividing Travel Commerce Platform revenue by the total number of Reported Segments.

•	“SMO” means sales and marketing organizations.

•	“Technology Services” refers to (i) our hosting solutions for airlines, such as pricing, shopping, ticketing, ground handling and other services, (ii) hosting and managing reservations, inventory management and other related critical systems for Delta Air Lines and (iii) application development services provided by InterGlobe.

•	“Travel Commerce Platform” refers to our proprietary B2B travel commerce platforms.

•	“TMCs” refers to travel management companies.

•	“VAN” means virtual account number.

•	“XML” means extensible markup language, which is an open standard used for encoding documents in a specific format that is both human-readable and machine-readable.

TRAVELPORT WORLDWIDE LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

(unaudited)

(in $ millions, except share data)	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Net revenue	572	548

Costs and expenses
Cost of revenue	353	333
Selling, general and administrative	88	94
Depreciation and amortization	56	52

Total costs and expenses	497	479

Operating income	75	69
Interest expense, net	(83)	(82)
Loss on early extinguishment of debt	(5)	—

Loss before incomes taxes and equity in (losses) earnings of investment in Orbitz Worldwide	(13)	(13)
Provision for income taxes	(10)	(11)
Equity in (losses) earnings of investment in Orbitz Worldwide	(4)	2

Net loss	(27)	(22)
Net income attributable to non-controlling interest in subsidiaries	(2)	—

Net loss attributable to the Company	(29)	(22)

Loss per share—Basic and Diluted	$(0.04)	$(0.21)
Weighted average common shares outstanding—Basic and Diluted	791,295,443	101,661,248

See Notes to the Consolidated Condensed Financial Statements

TRAVELPORT WORLDWIDE LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(unaudited)

(in $ millions)	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Net loss	(27)	(22)

Other comprehensive (loss) income, net of tax:
Currency translation adjustment, net of tax	1	(3)
Unrealized losses on cash flow hedges, net of tax	(1)	—
Unrealized (loss) gain on equity investment, net of tax	(1)	5

Other comprehensive (loss) income, net of tax	(1)	2

Comprehensive loss	(28)	(20)
Comprehensive income attributable to non-controlling interest in subsidiaries	(2)	—

Comprehensive loss attributable to the Company	(30)	(20)

See Notes to the Consolidated Condensed Financial Statements

TRAVELPORT WORLDWIDE LIMITED

CONSOLIDATED CONDENSED BALANCE SHEETS

(unaudited)

(in $ millions)	March 31, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents	180	154
Accounts receivable (net of allowances for doubtful accounts of $13 and $13)	233	177
Deferred income taxes	1	1
Other current assets	146	134

Total current assets	560	466
Property and equipment, net	422	428
Goodwill	986	986
Trademarks and tradenames	314	314
Other intangible assets, net	677	671
Cash held as collateral	79	79
Investment in Orbitz Worldwide	13	19
Non-current deferred income tax	5	5
Other non-current assets	133	120

Total assets	3,189	3,088

Liabilities and equity (deficit)
Current liabilities:
Accounts payable	70	72
Accrued expenses and other current liabilities	616	540
Deferred income taxes	24	24
Current portion of long-term debt	96	45

Total current liabilities	806	681
Long-term debt	3,389	3,528
Deferred income taxes	21	18
Other non-current liabilities	174	172

Total liabilities	4,390	4,399

Commitments and contingencies (Note 11)
Shareholders’ equity (deficit):
Common shares ($0.002 par value; 1,250,000,000 shares authorized; 848,394,873 and 761,025,573 shares issued and outstanding as of March 31, 2014 and December 31, 2013, respectively)	—	—
Additional paid in capital	1,874	1,736
Accumulated deficit	(3,013)	(2,984)
Accumulated other comprehensive loss	(83)	(82)

Total shareholders’ equity (deficit)	(1,222)	(1,330)
Equity attributable to non-controlling interest in subsidiaries	21	19

Total equity (deficit)	(1,201)	(1,311)

Total liabilities and equity (deficit)	3,189	3,088

See Notes to the Consolidated Condensed Financial Statements

TRAVELPORT WORLDWIDE LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(unaudited)

(in $ millions)	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Operating activities
Net loss	(27)	(22)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	56	52
Amortization of customer loyalty payments	18	14
Amortization of debt finance costs	3	4
Accrual of repayment fee and amortization of debt discount	3	1
Loss on early extinguishment of debt	5	—
Payment-in-kind interest	6	18
Gain on interest rate derivative instruments	(1)	—
(Gain) loss on foreign exchange derivative instruments	(1)	7
Equity in losses (earnings) of investment in Orbitz Worldwide	4	(2)
Equity-based compensation	1	—
Deferred income taxes	3	—
Customer loyalty payments	(26)	(12)
Changes in assets and liabilities:
Accounts receivable	(55)	(60)
Other current assets	4	(12)
Accounts payable, accrued expenses and other current liabilities	42	(2)
Other	(12)	(7)

Net cash provided by (used in) operating activities	23	(21)

Investing activities
Property and equipment additions	(26)	(23)
Equity method investment	(10)	—

Net cash used in investing activities	(36)	(23)

Financing activities
Proceeds from revolver borrowings	50	53
Repayment of term loans	(4)	—
Repayment of capital lease obligations	(7)	(4)
Payment related to extinguishment of debt	(3)	—
Proceeds from settlement of foreign exchange derivative contracts	3	2
Debt finance costs	—	(2)
Payments on settlement of foreign exchange derivative contracts	—	(7)

Net cash provided by financing activities	39	42

Net increase (decrease) in cash and cash equivalents	26	(2)
Cash and cash equivalents at beginning of period	154	110

Cash and cash equivalents at end of period	180	108

Supplementary disclosures of cash flow information
Interest payments	57	88
Income tax payments, net	7	6
Non-cash exchange of Senior Subordinated Notes for equity	135	—
Non-cash capital lease additions	5	1

See Notes to the Consolidated Condensed Financial Statements

TRAVELPORT WORLDWIDE LIMITED

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN TOTAL EQUITY (DEFICIT)

(unaudited)

	Common Shares		Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Non- Controlling Interest in Subsidiaries	Total Equity (Deficit)
(in $ millions)	Number	Amount
Balance as of December 31, 2013	761,025,573	—	1,736	(2,984)	(82)	19	(1,311)
Issuance of shares	87,096,197	—	137	—	—	—	137
Equity-based compensation	273,103	—	1	—	—	—	1
Comprehensive (loss) income, net of tax	—	—	—	(29)	(1)	2	(28)

Balance as of March 31, 2014	848,394,873	—	1,874	(3,013)	(83)	21	(1,201)

See Notes to the Consolidated Condensed Financial Statements

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

(unaudited)

1. Basis of Presentation

Travelport Worldwide Limited (the “Company” or “Travelport”) is a travel commerce platform providing distribution, technology, payment and other solutions for the global travel and tourism industry. With a presence in over 170 countries and 2013 net revenue of $2.08 billion, Travelport is a privately owned company comprised of:

The Travel Commerce Platform (formerly known as the global distribution system or “GDS” business), through which the Company facilitates travel commerce by connecting the world’s leading travel providers with online and offline travel buyers in the Company’s proprietary business to business (“B2B”) travel commerce platform. As travel industry demands evolve, Travelport is utilizing its Travel Commerce Platform to redefine the electronic distribution and merchandising of airline core and ancillary products, as well as extending its reach into the growing world of travel commerce beyond air, including to hotel, car rental, rail, cruise-line and tour operators. In addition, Travelport has leveraged its domain expertise in the travel industry to design a pioneering B2B payment solution that addresses the needs of travel intermediaries to efficiently and securely settle travel transactions. Travelport utilizes the extensive data managed by its platform to provide an array of additional services, such as advertising solutions, subscription services, business intelligence data services, and marketing-oriented analytical tools to travel agencies, travel providers and other travel data users.

Through its Technology Services, Travelport provides critical hosting solutions to airlines, such as pricing, shopping, ticketing, ground handling and other solutions, enabling them to focus on their core business competencies and reduce costs. The Company manages reservations, inventory management and other related critical systems for Delta Air Lines.

The Company also owns approximately 44% of Orbitz Worldwide, Inc. (“Orbitz Worldwide”), a leading global online travel company. See Note 14—Subsequent Events.

These financial statements and other financial information included in this document are unaudited, with the exception of the December 31, 2013 balance sheet which was derived from audited financial statements. These consolidated condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim reporting. Certain disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted pursuant to such rules and regulations.

In presenting the consolidated condensed financial statements in accordance with US GAAP, management makes estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgments and available information. Accordingly, actual results could differ from those estimates. In management’s opinion, the consolidated condensed financial statements contain all normal recurring adjustments necessary for a fair presentation of interim results reported. The results of operations reported for interim periods are not necessarily indicative of the results of operations for the entire year or any subsequent interim period. These financial statements should be read in conjunction with the audited financial statements of the Company.

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

(unaudited)

2. Recently Issued Accounting Pronouncements

Discontinued Operations

In April 2014, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance that increased the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. This guidance is to be applied on a prospective basis for reporting periods beginning after December 15, 2014. The Company does not anticipate an impact on the consolidated condensed financial statements resulting from the adoption of this guidance.

Presentation of an Unrecognized Tax Benefit

In July 2013, the FASB issued guidance on the presentation of an unrecognized tax benefit as a reduction to a deferred tax asset when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists except in certain circumstances. The Company adopted the provisions of this guidance effective January 1, 2014, as required. There was no impact on the consolidated condensed financial statements resulting from the adoption of this guidance.

Accounting for Cumulative Translation Adjustment

In March 2013, the FASB issued guidance on a parent company’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity. The guidance provides the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided, or, if a controlling financial interest is no longer held. This guidance is to be applied on a prospective basis for reporting periods beginning after December 15, 2014 although early adoption is permitted. The Company does not anticipate an impact on the consolidated condensed financial statements resulting from the adoption of this guidance.

3. Orbitz Worldwide

The Company accounts for its investment of approximately 44% in Orbitz Worldwide under the equity method of accounting and records its share of Orbitz Worldwide’s net income (loss) and other comprehensive income (loss) in its consolidated condensed statements of operations and consolidated condensed statements of comprehensive (loss) income, respectively. See Note 14—Subsequent Events.

As of March 31, 2014 and December 31, 2013, the carrying value of the Company’s investment in Orbitz Worldwide was $13 million and $19 million, respectively. The fair value of the Company’s investment in Orbitz Worldwide as of March 31, 2014 was approximately $381 million.

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

(unaudited)

3. Orbitz Worldwide (Continued)

Presented below are the summary results of operations for Orbitz Worldwide for the three months ended March 31, 2014 and 2013:

(in $ millions)	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Net revenue	210	203
Operating expenses	199	206

Operating income (loss)	11	(3)
Interest expense, net	(10)	(9)

Income (loss) before income taxes	1	(12)
(Provision for) benefit from income taxes	(7)	158

Net (loss) income	(6)	146

The Company recorded losses of $4 million and earnings of $2 million related to its investment in Orbitz Worldwide for the three months ended March 31, 2014 and 2013, respectively, within the equity in (losses) earnings of investment in Orbitz Worldwide in the Company’s consolidated condensed statements of operations.

During the three months ended March 31, 2013, Orbitz Worldwide concluded that a significant portion of its US valuation allowance on deferred tax assets was no longer required, resulting in a recognition of a benefit from income taxes of $158 million in its consolidated condensed statements of operations.

Net revenue disclosed above includes approximately $25 million and $24 million of net revenue earned by Orbitz Worldwide through transactions with the Company during the three months ended March 31, 2014 and 2013, respectively.

As of March 31, 2014 and December 31, 2013, the Company had balances payable to Orbitz Worldwide of approximately $18 million and $12 million, respectively, which are included on the Company’s consolidated condensed balance sheets within accrued expenses and other current liabilities.

4. Other Current Assets

Other current assets consisted of:

(in $ millions)	March 31, 2014	December 31, 2013
Restricted cash	63	44
Sales and use tax receivables	29	30
Prepaid incentives	22	20
Prepaid expenses	20	22
Derivative assets	3	3
Other	9	15

	146	134

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

(unaudited)

4. Other Current Assets (Continued)

Restricted cash represents cash held on behalf of clients for a short period of time before being transferred to travel industry partners. A compensating balance is held in accrued expenses and other current liabilities as customer prepayments.

5. Property and Equipment, Net

Property and equipment, net, consisted of:

	March 31, 2014			December 31, 2013
(in $ millions)	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Capitalized software	686	(473)	213	650	(449)	201
Computer equipment	282	(149)	133	281	(139)	142
Building and leasehold improvements	18	(8)	10	17	(8)	9
Construction in progress	66	—	66	76	—	76

	1,052	(630)	422	1,024	(596)	428

The Company recorded depreciation expense of $37 million and $32 million during the three months ended March 31, 2014 and 2013, respectively.

As of March 31, 2014 and December 31, 2013, the Company had net capital lease assets of $101 million and $104 million, respectively, included within computer equipment. During the three months ended March 31, 2014 and 2013, the Company invested $31 million and $24 million, respectively, in property and equipment.

The amount of interest on capital projects capitalized was $2 million and $1 million for the three months ended March 31, 2014 and 2013, respectively.

6. Intangible Assets

The changes in the carrying amount of goodwill and intangible assets for the Company between January 1, 2014 and March 31, 2014 are as follows:

(in $ millions)	January 1, 2014	Additions	Retirements	Foreign Exchange	March 31, 2014
Non-Amortizable Assets:
Goodwill	986	—	—	—	986
Trademarks and tradenames	314	—	—	—	314
Other Intangible Assets:
Acquired intangible assets	1,129	—	—	—	1,129
Accumulated amortization	(610)	(19)	—	—	(629)

Acquired customer relationships, net	519	(19)	—	—	500

Customer loyalty payments	306	43	(28)	—	321
Accumulated amortization	(154)	(18)	28	—	(144)

Customer loyalty payments, net	152	25	—	—	177

Other intangible assets, net	671	6	—	—	677

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

(unaudited)

6. Intangible Assets (Continued)

The changes in the carrying amount of goodwill and intangible assets for the Company between January 1, 2013 and March 31, 2013 are as follows:

(in $ millions)	January 1, 2013	Additions	Retirements	Foreign Exchange	March 31, 2013
Non-Amortizable Assets:
Goodwill	986	—	—	—	986
Trademarks and tradenames	314	—	—	—	314
Other Intangible Assets:
Acquired intangible assets	1,129	—	—	—	1,129
Accumulated amortization	(530)	(20)	—	—	(550)

Acquired intangible assets, net	599	(20)	—	—	579

Customer loyalty payments	274	12	(47)	(1)	238
Accumulated amortization	(156)	(14)	47	—	(123)

Customer loyalty payments, net	118	(2)	—	(1)	115

Other intangible assets, net	717	(22)	—	(1)	694

The Company paid cash of $26 million and $12 million for customer loyalty payments during the three months ended March 31, 2014 and 2013, respectively. Further, as of March 31, 2014 and December 31, 2013, the Company had balances payable of $52 million and $35 million, respectively, for customer loyalty payments. See Note 8.

Amortization expense for acquired intangible assets, which consists of customer relationships, was $19 million and $20 million for the three months ended March 31, 2014 and 2013, respectively, and is included as a component of depreciation and amortization on the Company’s consolidated condensed statements of operations.

Amortization expense for customer loyalty payments was $18 million and $14 million for the three months ended March 31, 2014 and 2013, respectively, and is included within revenue or cost of revenue in the Company’s consolidated condensed statements of operations.

The Company expects amortization expense relating to acquired intangible assets and customer loyalty payments balances to be:

	Twelve Months Ending March 31,
(in $ millions)	Acquired Intangible Assets	Customer Loyalty Payments
2015	73	61
2016	62	43
2017	45	31
2018	41	25
2019	41	15

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

(unaudited)

7. Other Non-Current Assets

Other non-current assets consisted of:

(in $ millions)	March 31, 2014	December 31, 2013
Deferred financing costs	36	40
Supplier prepayments	31	24
Prepaid incentives	20	22
Pension assets	12	11
Derivative assets	7	8
Other	27	15

	133	120

8. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of:

(in $ millions)	March 31, 2014	December 31, 2013
Accrued commissions and incentives	308	253
Accrued interest expense	87	73
Customer prepayments	63	44
Accrued payroll and related	61	80
Deferred revenue	39	30
Accrued sponsor monitoring fees	23	26
Income tax payable	14	15
Pension and post-retirement benefit liabilities	1	1
Derivative contracts	—	1
Other	20	17

	616	540

Included in accrued commissions and incentives are $52 million and $35 million of accrued customer loyalty payments as of March 31, 2014 and December 31, 2013, respectively.

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

(unaudited)

9. Long-Term Debt

Long-term debt consisted of:

(in $ millions)	Interest rate	Maturity(1)	March 31, 2014	December 31, 2013
Secured debt
Senior Secured Credit Agreement
Revolver borrowings
Dollar denominated(2)	L+4 1⁄4%	June 2018	50	—
Term loans
Dollar denominated(2)	L+5%	June 2019	1,522	1,525
Second Lien Credit Agreement
Tranche 1 dollar denominated term loan(3)	L+8%	January 2016	645	644
Tranche 2 dollar denominated term loan(4)	8 3⁄8%	December 2016	234	234
Unsecured debt
Senior Notes
Dollar denominated notes(5)	13 7⁄8%	March 2016	411	411
Dollar denominated floating rate notes(6)	L+8 5⁄8%	March 2016	189	188
Senior Subordinated Notes
Dollar denominated notes	11 7⁄8%	September 2016	229	272
Euro denominated notes	10 7⁄8%	September 2016	100	192
Capital leases			105	107

Total debt			3,485	3,573
Less: current portion			96	45

Long-term debt			3,389	3,528

(1)	The term loans maturing in June 2019 and the revolver availability through June 2018 are subject to a reduction in maturity to November 2015, December 2015, June 2016 or September 2016 if the Company is unable to repay or refinance its debt outstanding under the second lien credit agreement or its unsecured debt prior to their maturity dates.
(2)	Minimum LIBOR floor of 1.25%
(3)	Minimum LIBOR floor of 1.5%
(4)	Cash interest of 4% and payment-in-kind interest of 4.375%
(5)	Cash interest of 11.375% and payment-in-kind interest of 2.5%
(6)	Cash interest of LIBOR+6.125% plus payment-in-kind interest of 2.5%

In March 2014, the Company extinguished $43 million of dollar denominated senior subordinated notes and $92 million (€67 million) of euro denominated senior subordinated notes in exchange for its common shares. The Company has recorded this transaction as extinguishment of debt and recognized a loss of $5 million in its consolidated condensed statements of operations for the three months ended March 31, 2014.

During the three months ended March 31, 2014, the Company repaid $4 million of the term loans and $7 million under its capital lease obligations. The Company also entered into $5 million of new capital leases for information technology assets during the three months ended March 31, 2014.

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

(unaudited)

9. Long-Term Debt (Continued)

The Company has a $120 million revolving credit facility with a consortium of banks under its senior secured credit agreement. During the three months ended March 31, 2014, the Company borrowed $50 million under this facility, all of which remained outstanding as of March 31, 2014, and the Company had $70 million of remaining borrowing capacity under its revolving credit facility.

The Company has a $137 million of cash collateralized letters of credit facility, maturing in June 2018. The terms under the letters of credit facility provide that 103% of cash collateral has to be maintained for outstanding letters of credit. As of March 31, 2014, $77 million of letters of credit were outstanding under the terms of the facility, against which the Company had provided $79 million as cash collateral, and the Company had $60 million of remaining capacity under its letters of credit facility.

Debt Maturities

Aggregate maturities of debt as of March 31, 2014 are as follows:

(in $ millions)	Twelve Months Ending March 31(2)
2015	96
2016	1,288
2017	601
2018	29
2019	18
Thereafter(1)	1,453

3,485

(1)	The term loans maturing in June 2019 and the revolver availability through June 2018 are subject to a reduction in maturity to November 2015, December 2015, June 2016 or September 2016 if the Company is unable to repay or refinance its outstanding debt under the second lien credit agreement or its unsecured debt prior to their maturity dates.
(2)	The above table excludes (i) $69 million of payment-in-kind interest and $9 million of repayment fees for the term loans under the second lien credit agreement and senior notes, of which $11 million of payment-in-kind interest has been accrued within other non-current liabilities as of March 31, 2014 and (ii) $24 million of debt discount on term loans under the senior secured credit agreement and second lien credit agreement.

10. Financial Instruments

The Company uses derivative financial instruments as part of its overall strategy to manage its exposure to market risks primarily associated with fluctuations in foreign currency and interest rates. The Company does not use derivatives for trading or speculative purposes. During the three months ended March 31, 2014, there was no material change in the Company’s interest rate and foreign currency risk management policies or in its fair value methodology.

As of March 31, 2014, the Company had a net asset position of $10 million related to derivative financial instruments associated with its floating rate debt, its foreign currency denominated receivables and payables, and forecasted earnings of its foreign subsidiaries.

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

(unaudited)

10. Financial Instruments (Continued)

Presented below is a summary of the fair value of the Company’s derivative contracts recorded on the consolidated condensed balance sheets at fair value.

	Balance Sheet Location	Fair Value Asset		Balance Sheet Location	Fair Value (Liability)
(in $ millions)		March 31, 2014	December 31, 2013		March 31, 2014	December 31, 2013
Derivatives designated as hedging instruments:
Interest rate caps	Other non-current assets	7	8	Accrued expenses and other current liabilities	—	—

Derivatives not designated as hedging instruments:
Foreign currency contracts	Other current assets	3	3	Accrued expenses and other current liabilities	—	(1)

Total fair value of derivative assets (liabilities)		10	11		—	(1)

As of March 31, 2014, the notional amounts of the above derivative contracts were as follows:

(in $ millions)	Amount
Interest rate caps	2,330
Foreign currency forwards	99

The interest rate cap derivative contracts cover transactions for periods that do not exceed three years. All other contracts cover transactions for periods that do not exceed one year.

The following table provides a reconciliation of the movement in the net carrying amount of derivative financial instruments, during the three months ended March 31, 2014.

(in $ millions)	Three Months Ended March 31, 2014
Net derivative asset as of January 1	10
Total gain for the period included in net loss	2
Total loss for period accounted through other comprehensive income	(1)
Payments for settlement of foreign exchange derivative contracts	(1)

Net derivative asset as of March 31	10

During the three months ended March 31, 2014, the Company received $3 million in relation to certain foreign exchange derivative contracts which were terminated in 2013 and included in other current assets as of December 31, 2013. During the three months ended March 31, 2013, the Company paid $7 million in relation to certain foreign exchange derivative contracts which were terminated in 2012 and included within accrued expenses and other current liabilities as of December 31, 2012.

The significant unobservable inputs used to fair value the Company’s derivative financial instruments are probability of default of approximately 2% and a recovery rate of 20% which are applied to the Company’s credit default swap adjustments. As the credit valuation adjustment applied to arrive at the fair value of derivatives is

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

(unaudited)

10. Financial Instruments (Continued)

less than 15% of the unadjusted fair value of derivative instruments for two consecutive quarters, the Company has categorized derivative fair valuations at Level 2 of the fair value hierarchy. A 10% change in the significant unobservable inputs will not have a material impact on the fair value of the derivative financial instruments as of March 31, 2014.

The table below presents the impact of changes in fair values of derivatives on accumulated other comprehensive income loss and on net loss, during the three months ended March 31, 2014:

	Amount of Gain (Loss) Recognized in Other Comprehensive Loss		Location of Gain (Loss) Recorded in Net Loss	Amount of Gain (Loss) Recorded into Net Income (Loss)
	Three Months Ended March 31,			Three Months Ended March 31,
(in $ millions)	2014	2013		2014	2013
Derivatives designated as hedging instruments:
Interest rate caps	(1)	—	Interest expense, net	—	—
Derivatives not designated as hedging instruments:
Interest rate swaps	N/A	N/A	Interest expense, net	—	(1)
Foreign currency contracts	N/A	N/A	Selling, general and administrative	2	(14)

				2	(15)

The table above includes (i) unrealized losses on interest rate caps held as of March 31, 2014, amounting to $1 million for the three months ended March 31, 2014, and (ii) unrealized gain on foreign currency derivative contracts of $1 million for the three months ended March 31, 2014.

Fair Value Disclosures for All Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, accounts payable, and accrued expenses and other current liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The carrying value of cash held as collateral approximates to its fair value.

The fair values of the Company’s other financial instruments are as follows:

	Fair Value Hierarchy	March 31, 2014		December 31, 2013
(in $ millions)		Carrying Amount	Fair Value	Carrying Amount	Fair Value
Asset (liability)
Investment in Orbitz Worldwide	Level 1	13	381	19	349
Derivative assets	Level 2	10	10	11	11
Derivative liabilities	Level 2	—	—	(1)	(1)
Total debt	Level 2	(3,485)	(3,604)	(3,573)	(3,693)

The fair value of the Company’s investment in Orbitz Worldwide, which is categorized within Level 1 of the fair value hierarchy, has been determined based on quoted prices in active markets.

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

(unaudited)

10. Financial Instruments (Continued)

The fair value of the Company’s total debt has been determined by calculating the fair value of term loans, senior notes and senior subordinated notes based on quoted prices obtained from independent brokers for identical debt instruments when traded as an asset and is categorized within Level 2 of the fair value hierarchy.

11. Commitments and Contingencies

Purchase Commitments

In the ordinary course of business, the Company makes various commitments to purchase goods and services from specific suppliers, including those related to capital expenditures. As of March 31, 2014, the Company had approximately $104 million of outstanding purchase commitments, primarily relating to service contracts for information technology, of which $41 million relates to the twelve months ending March 31, 2015. These purchase obligations extend through 2017.

Contingencies

Company Litigation

The Company is involved in various claims, legal proceedings and governmental inquiries related to contract disputes, business practices, intellectual property and other commercial, employment and tax matters. The Company believes it has adequately accrued for such matters as appropriate or, for matters not requiring accrual, believes they will not have a material adverse effect on its results of operations, financial position or cash flows based on information currently available. However, litigation is inherently unpredictable and although the Company believes its accruals are adequate and/or that it has valid defenses in these matters, unfavorable resolutions could occur, which could have a material effect on the Company’s results of operations or cash flows in a particular reporting period.

Standard Guarantees/Indemnification

In the ordinary course of business, the Company enters into numerous agreements that contain standard guarantees and indemnities whereby the Company indemnifies another party for breaches of representations and warranties. In addition, many of these parties are also indemnified against any third-party claim resulting from the transaction that is contemplated in the underlying agreement. Such guarantees or indemnifications are granted under various agreements, including those governing (i) purchases, sales or outsourcing of assets or businesses, (ii) leases of real estate, (iii) licensing of trademarks, (iv) use of derivatives, and (v) issuances of debt securities. The guarantees or indemnifications issued are for the benefit of the (i) buyers in sale agreements and sellers in purchase agreements, (ii) landlords in lease contracts, (iii) licensees of the Company’s trademarks, (iv) financial institutions in derivative contracts, and (v) underwriters in debt security issuances. While some of these guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless subject to a legal statute of limitations). There are no specific limitations on the maximum potential amount of future payments the Company could be required to make under these guarantees, nor is the Company able to develop an estimate of the maximum potential amount of future payments to be made under these guarantees, as the triggering events are not subject to predictability and there is little or no history of claims against the Company under such arrangements. With respect to certain of the aforementioned guarantees, such as indemnifications of landlords against third-party claims for the use of real estate property leased by the Company, the Company maintains insurance coverage that mitigates any potential payments to be made.

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

(unaudited)

12. Equity

In March 2014, the Company exchanged $135 million of senior subordinated notes (“notes”) for its common stock. The Company has recorded the issuance of shares at its fair value of $137 million and recognized a loss of $5 million (which includes $3 million of costs incurred) resulting from extinguishment of debt in its consolidated condensed statements of operations.

13. Equity-Based Compensation

The Company has two equity-based long-term incentive programs the 2011 Equity Plan and 2013 Equity Plan. On January 1, 2014, all the restricted share units (“RSUs”) granted under the 2011 Equity Plan vested.

As of March 31, 2014, the total RSUs that remain unvested were 38.8 million compared to 41.8 million as of December 31, 2013. The decrease of approximately 3 million RSUs were primarily as a result of forfeitures.

Compensation expense for the three months ended March 31, 2014 and 2013 resulted in a credit to equity on the Company’s consolidated condensed balance sheet of $1 million and $0, respectively.

The Company expects the future equity-based compensation expense in relation to awards recognized for accounting purposes as being granted as of March 31, 2014 will be approximately $12 million based on the fair value of the RSUs and the stock options on the grant date.

14. Subsequent Events

On May 29, 2014, TDS Investor (Luxembourg) S.à.r.l., the Company’s wholly owned subsidiary, sold 8,625,000 shares of common stock of Orbitz Worldwide, Inc. in an underwritten public offering. The price paid to the Company for the shares was $6.237 per share, with aggregate net proceeds amounting to approximately $53.8 million. After giving effect to this sale, the Company owns 39,915,976 shares of common stock of Orbitz Worldwide, Inc., or 37%, of its outstanding common stock.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Travelport Worldwide Limited

We have audited the accompanying consolidated balance sheets of Travelport Worldwide Limited and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, cash flows and changes in total equity (deficit) for each of the three years in the period ended December 31, 2013. Our audits also included the financial statement schedule listed in the Index at Item 16(b). These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Travelport Worldwide Limited and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ DELOITTE LLP

London, United Kingdom

June 2, 2014

TRAVELPORT WORLDWIDE LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in $ millions, except share data)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Net revenue	2,076	2,002	2,035

Costs and expenses
Cost of revenue	1,266	1,191	1,211
Selling, general and administrative	396	446	397
Depreciation and amortization	206	227	227

Total costs and expenses	1,868	1,864	1,835

Operating income	208	138	200
Interest expense, net	(356)	(346)	(364)
(Loss) gain on early extinguishment of debt	(49)	6	—

Loss from continuing operations before income taxes and equity in earnings (losses) of investment in Orbitz Worldwide	(197)	(202)	(164)
Provision for income taxes	(20)	(23)	(29)
Equity in earnings (losses) of investment in Orbitz Worldwide	10	(74)	(18)

Net loss from continuing operations	(207)	(299)	(211)
Loss from discontinued operations, net of tax	—	—	(6)
Gain from disposal of discontinued operations, net of tax	4	7	312

Net (loss) income	(203)	(292)	95
Net (income) loss attributable to non-controlling interest in subsidiaries	(3)	—	3

Net (loss) income attributable to the Company	(206)	(292)	98

(Loss) income per common share—Basic and Diluted:
Loss per share—continuing operations	$(0.37)	$(2.94)	$(2.97)
Income per share—discontinued operations	0.01	0.07	4.37

Basic (loss) income per share	$(0.36)	$(2.87)	$1.40

Weighted average common shares outstanding—Basic and Diluted	569,031,330	101,623,994	70,033,916

See Notes to the Consolidated Financial Statements

TRAVELPORT WORLDWIDE LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in $ millions)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Net (loss) income	(203)	(292)	95

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments, net of tax of $0	(5)	3	(81)
(Unrealized) realized loss on cash flow hedges, net of tax of $0	(4)	—	9
Unrealized actuarial gain (loss) on defined benefit plans, net of tax of $2, $1 and $(2)	107	(13)	(101)
Unrealized gain (loss) on equity investment, net of tax of $0	9	(3)	6

Other comprehensive income (loss), net of tax	107	(13)	(167)

Comprehensive loss	(96)	(305)	(72)
Comprehensive (income) loss attributable to non-controlling interest in subsidiaries	(3)	—	3

Comprehensive loss attributable to the Company	(99)	(305)	(69)

See Notes to the Consolidated Financial Statements

TRAVELPORT WORLDWIDE LIMITED

CONSOLIDATED BALANCE SHEETS

(in $ millions)	December 31, 2013	December 31, 2012
Assets
Current assets:
Cash and cash equivalents	154	110
Accounts receivable (net of allowances for doubtful accounts of $13 and $16)	177	150
Deferred income taxes	1	2
Other current assets	134	170

Total current assets	466	432
Property and equipment, net	428	416
Goodwill	986	986
Trademarks and tradenames	314	314
Other intangible assets, net	671	717
Cash held as collateral	79	137
Investment in Orbitz Worldwide	19	—
Non-current deferred income taxes	5	6
Other non-current assets	120	148

Total assets	3,088	3,156

Liabilities and equity (deficit)
Current liabilities:
Accounts payable	72	74
Accrued expenses and other current liabilities	540	545
Deferred income taxes	24	38
Current portion of long-term debt	45	38

Total current liabilities	681	695
Long-term debt	3,528	3,866
Deferred income taxes	18	7
Other non-current liabilities	172	274

Total liabilities	4,399	4,842

Commitments and contingencies (Note 14)
Shareholders’ equity (deficit):
Common shares ($0.0002 par value; 1,250,000,000 shares authorized; 761,025,573 and 101,644,232 shares issued and outstanding as of December 31, 2013 and 2012, respectively)	—	—
Additional paid in capital	1,736	1,265
Accumulated deficit	(2,984)	(2,778)
Accumulated other comprehensive loss	(82)	(189)

Total shareholders’ equity (deficit)	(1,330)	(1,702)
Equity attributable to non-controlling interest in subsidiaries	19	16

Total equity (deficit)	(1,311)	(1,686)

Total liabilities and equity (deficit)	3,088	3,156

See Notes to the Consolidated Financial Statements

TRAVELPORT WORLDWIDE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in $ millions)	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Operating activities of continuing operations
Net (loss) income	(203)	(292)	95
Income from discontinued operations (including gain from disposal), net of tax	(4)	(7)	(306)

Net loss from continuing operations	(207)	(299)	(211)
Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities of continuing operations:
Depreciation and amortization	206	227	227
Amortization of customer loyalty payments	63	62	74
Amortization of debt finance costs	21	37	25
Non-cash accrual of repayment fee and amortization of debt discount	8	2	11
Loss (gain) on early extinguishment of debt	49	(6)	—
Payment-in-kind interest	38	68	60
Gain on interest rate derivative instruments	(3)	(1)	(22)
Loss (gain) on foreign exchange derivative instruments	1	—	(1)
Equity in (earnings) losses of investment in Orbitz Worldwide	(10)	74	18
Equity-based compensation	6	2	5
Deferred income taxes	(1)	4	3
Customer loyalty payments	(78)	(47)	(65)
Defined benefit pension plan funding	(3)	(27)	(17)
FASA liability	—	(7)	(16)
Changes in assets and liabilities:
Accounts receivable	(27)	22	(20)
Other current assets	5	(3)	4
Accounts payable, accrued expenses and other current liabilities	5	37	9
Other	27	36	40

Net cash provided by operating activities of continuing operations	100	181	124

Net cash used in operating activities of discontinued operations	—	—	(12)

Investing activities
Property and equipment additions	(107)	(92)	(77)
Proceeds from the sale of GTA business, net of cash disposed of $7	—	—	628
Proceeds from sale of assets held for sale	17	—	—
Other	(6)	3	5

Net cash (used in) provided by investing activities	(96)	(89)	556

TRAVELPORT WORLDWIDE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(in $ millions)	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Financing activities
Proceeds from new term loans	2,169	170	—
Proceeds from revolver borrowings	73	80	35
Repayment of term loans	(1,667)	(165)	(658)
Repayment of revolver borrowings	(93)	(95)	—
Repurchase of Senior Notes	(413)	(20)	—
Proceeds from issuance of payment-in-kind debt	—	—	72
Repayment of payment-in-kind debt	—	—	(85)
Repayment of capital lease obligations	(20)	(16)	(14)
Debt finance costs	(55)	(20)	(104)
Release of cash provided as collateral	137	—	—
Cash provided as collateral	(79)	—	—
Payments on settlement of foreign exchange derivative contracts	(8)	(51)	—
Proceeds from settlement of foreign exchange derivative contracts	4	9	34
Share issuance costs	(6)	—	—
Distribution to a parent company	—	—	(83)
Other	(2)	2	1

Net cash provided by (used in) financing activities	40	(106)	(802)

Effect of changes in exchange rates on cash and cash equivalents	—	—	5

Net increase (decrease) in cash and cash equivalents	44	(14)	(129)
Cash and cash equivalents at beginning of year	110	124	253

Cash and cash equivalents at end of year	154	110	124

Supplemental disclosure of cash flow information of continuing operations
Interest payments	273	232	267
Income tax payments, net	29	16	22
Non-cash capital lease additions	32	63	28
Exchange of payment-in-kind debt for new Senior Subordinated Debt	25	—	—
Exchange of Second Priority Secured Notes for Tranche 2 Loans (see Note 10)	229	—	—
Exchange of Senior Notes due 2014 and 2016 for new Senior Notes due 2016 (see Note 10)	591	—	—
Exchange of payment-in-kind debt for equity (see Note 10)	473	—	—
Exchange of payment-in-kind debt for second lien term loans	—	—	208
Non-cash distribution to parent company	—	—	9

See Notes to the Consolidated Financial Statements

TRAVELPORT WORLDWIDE LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY (DEFICIT)

(in $ millions, except number of shares)	Common Shares		Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (loss)	Non- Controlling Interest in Subsidiaries	Total Equity (Deficit)
	Number	Amount
Balance as of January 1, 2011(1)	60,000,000	—	1,353	(2,584)	(9)	12	(1,228)
Distribution to a parent company	—	—	(92)	—	—	—	(92)
Equity-based compensation	—	—	6	—	—	—	6
Net share settlement for equity-based compensation	1,491,956	—	(3)	—	—	—	(3)
Distributed to PIK Term Loan holders	40,000,000	—	—	—	—	—	—
Capital contribution from non-controlling interest shareholders	—	—	—	—	—	4	4
Comprehensive income (loss), net of tax	—	—	—	98	(167)	(3)	(72)

Balance as of December 31, 2011	101,491,956	—	1,264	(2,486)	(176)	13	(1,385)
Equity-based compensation	—	—	2	—	—	—	2
Net share settlement for equity-based compensation	152,276	—	(1)	—	—	—	(1)
Capital contribution from non-controlling interest shareholders	—	—	—	—	—	3	3
Comprehensive loss, net of tax	—	—	—	(292)	(13)	—	(305)

Balance as of December 31, 2012	101,644,232	—	1,265	(2,778)	(189)	16	(1,686)
Issuance of shares, net of costs	654,673,552	—	467	—	—	—	467
Dividend to non-controlling interest shareholders	—	—	—	—	—	(1)	(1)
Equity-based compensation	—	—	5	—	—	1	6
Net share settlement for equity-based compensation	4,707,789	—	(1)	—	—	—	(1)
Comprehensive (loss) income, net of tax	—	—	—	(206)	107	3	(96)

Balance as of December 31, 2013	761,025,573	—	1,736	(2,984)	(82)	19	(1,311)

(1)	The opening balance of common shares has been adjusted for stock split of 1:5,000 in October 2011. See Note 15.

See Notes to the Consolidated Financial Statements

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

1.    Basis of Presentation

Travelport Worldwide Limited (the “Company” or “Travelport”) is a travel commerce platform providing distribution, technology, payment and other solutions for the global travel and tourism industry. With a presence in over 170 countries and 2013 net revenue of $2.08 billion, Travelport is a privately owned company comprised of:

The Travel Commerce Platform (formerly known as the global distribution system or “GDS” business), through which the Company facilitates travel commerce by connecting the world’s leading travel providers with online and offline travel buyers in the Company’s proprietary business to business (“B2B”) travel commerce platform. As travel industry demands evolve, Travelport is utilizing its Travel Commerce Platform to redefine the electronic distribution and merchandising of airline core and ancillary products, as well as extending its reach into the growing world of travel commerce beyond air, including to hotel, car rental, rail, cruise-line and tour operators. In addition, Travelport has leveraged its domain expertise in the travel industry to design a pioneering B2B payment solution that addresses the needs of travel intermediaries to efficiently and securely settle travel transactions. Travelport utilizes the extensive data managed by its platform to provide an array of additional services, such as advertising solutions, subscription services, business intelligence data services, and marketing-oriented analytical tools to travel agencies, travel providers and other travel data users.

Through its Technology Services, Travelport provides critical hosting solutions to airlines, such as pricing, shopping, ticketing, ground handling and other solutions, enabling them to focus on their core business competencies and reduce costs. The Company manages reservations, inventory management and other related critical systems for Delta Air Lines.

At December 31, 2013 the Company also owns approximately 45% of Orbitz Worldwide, Inc. (“Orbitz Worldwide”), a leading global online travel company. See Note 21—Subsequent Events.

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

On May 5, 2011, the Company completed the sale of the Gullivers Travel Associates (“GTA”) business to Kuoni Travel Holdings Ltd. (“Kuoni”). The results of operations of the GTA business are presented as discontinued operations in the Company’s consolidated statements of operations and consolidated statements of cash flows. Due to the sale of the GTA business in 2011, the Company now has one reportable segment.

2.    Summary of Significant Accounting Policies

Consolidation Policy

The Company’s financial statements include the accounts of Travelport, Travelport’s wholly-owned subsidiaries, and entities controlled by Travelport, including where control is exercised by owning a majority of the entity’s outstanding common shares (eNett International and IGT Solutions Private Limited). The Company has eliminated intercompany transactions and balances in its financial statements.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts and classification of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. Actual results may differ materially from those estimates.

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

2.    Summary of Significant Accounting Policies (Continued)

The Company’s accounting policies, which include significant estimates and assumptions, including the estimation of the collectability of accounts receivables, including amounts due from airlines that are in bankruptcy or which have faced financial difficulties, amounts for future cancellations of airline bookings processed through the Travel Commerce Platform, determination of the fair value of assets and liabilities acquired in a business combination, the evaluation of the recoverability of the carrying value of goodwill and intangible assets, discount rates and rates of return affecting the calculation of the assets and liabilities associated with the employee benefit plans and the evaluation of uncertainties surrounding the calculation of the Company’s tax assets and liabilities.

Revenue Recognition

The Company provides global transaction processing and computer reservation services and provides travel marketing information to airline, car rental and hotel clients as described below.

Travel Commerce Platform Revenue

Travel Commerce Platform Revenue primarily utilizes a transaction volume model to recognize revenue. The Company charges a fee per segment booked. The Company also receives a fee for cancellations of bookings previously made on the Company’s system and where tickets were issued by the Company that were originally booked on an alternative system.

Revenue for air travel reservations is recognized at the time of the booking of the reservation when it is contractually billed, net of estimated cancellations and anticipated incentives for customers. Cancellations prior to the date of departure are estimated based on the historical level of cancellations; such cancellations have not been significant, historically. Certain of the Company’s more significant contracts provide for incentive payments based upon business volume. The Company’s beyond air revenue, including hotel and car reservations, is recognized upon fulfillment of the reservation. Given hotel and car reservations can be cancelled at any time without penalty, revenue is recognized upon the fulfillment of the reservation when it is contractually billed and collectability of the revenue is reasonably assured.

The Company’s payment processing revenue is earned as a percentage of total transaction value in the form of interchange fees payable by banks. Revenue is recognized when the payment is processed.

The Company collects annual subscription fees from travel agencies, internet sites and other subscribers to access the applications on its Travel Commerce Platform, including providing the ability to access schedule and fare information, book reservations and issue tickets. These fees are recognized when the services are performed.

Technology Services Revenue

The Company collects fees, generally on a monthly basis under long-term contracts, for providing hosting solutions and other services to airlines such as pricing, shopping, ticketing, ground handling and other solutions. Such revenue is recognized as the services are performed.

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

2.    Summary of Significant Accounting Policies (Continued)

Cost of Revenue

Cost of revenue consists of direct costs incurred to generate the Company’s revenue, including commission paid to travel agencies and third-party national distribution companies (“NDCs”), amortization of customer loyalty payments, incentives paid to travel agencies who subscribe to the Company’s Travel Commerce Platform and costs for call center operations, data processing and related technology costs. Cost of revenue excludes depreciation and amortization of acquired customer relationships.

Commission payments represent consideration to travel agencies and NDCs for reservations made on the Company’s Travel Commerce Platform. Commissions are provided in two ways depending on the terms of the contract: (i) variable per segment on a periodic basis over the term of the contract and (ii) upfront at the inception or modification of contracts. Variable commission is accrued in a period based on the estimated number of segments to be booked by the travel agent. For upfront commission, the Company establishes liabilities for these loyalty payments at the inception of the contract and capitalizes the customer loyalty payments as intangible assets. The amortization of the customer loyalty payments is then recognized as a component of revenue or cost of revenue over the life of the contract on a straight line basis (unless another method is more appropriate), as it expects the benefit of those assets, which are the air segments booked on its Travel Commerce Platform, to be realized evenly over the life of the contract.

In markets not supported by the Company’s sales and marketing organizations, the Company utilizes an NDC structure, where feasible, in order to take advantage of the NDC’s local industry knowledge. The NDC is responsible for cultivating the relationship with travel agencies in its territory, installing travel agents’ computer equipment, maintaining the hardware and software supplied to the travel agencies and providing ongoing customer support. The NDC earns a share of the booking fees generated in the NDC’s territory.

Cost of revenue also includes incentive payments to travel agencies for using our payment solutions. Commission costs are recognized in the same accounting period as the revenue generated from the related activities.

The direct technology costs related to revenue production, consisting of the development and maintenance costs for the mainframes, servers and software that is the shared infrastructure used to run the Company’s Travel Commerce Platform and Technology Services consist of, service contracts with technology service providers, including on-site around-the-clock support for computer equipment and the cost of software licenses used to run the Company’s Travel Commerce Platform and its data center, other operating costs associated with running the Company’s Travel Commerce Platform, including facility and related running costs of the Company’s data center, technology costs related to maintaining the networks between the Company and its travel providers and its hosting solutions; salaries and benefits paid to employees for the development, delivery and implementation of software, the maintenance of mainframes, servers and software used in the Company’s data center and customer support, including call center operations.

Advertising Expense

Advertising costs are expensed in the period incurred and include online marketing costs such as search and banner advertising, and offline marketing such as television, media and print advertising. Advertising expense, included in selling, general and administrative expenses on the consolidated statements of operations, was approximately $17 million, $15 million and $16 million for the years ended December 31, 2013, 2012 and 2011, respectively.

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

2.    Summary of Significant Accounting Policies (Continued)

Income Taxes

The provision for income taxes for annual periods is determined using the asset and liability method, under which deferred tax assets and liabilities are calculated based on the temporary differences between the financial statement carrying amounts and income tax bases of assets and liabilities using currently enacted tax rates. The deferred tax assets are recorded net of a valuation allowance when, based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. Decreases to the valuation allowance are recorded as reductions to the provision for income taxes and increases to the valuation allowance result in additional provision for income taxes. The realization of the deferred tax assets, net of a valuation allowance, is primarily dependent on estimated future taxable income. A change in the Company’s estimate of future taxable income may require an addition or reduction to the valuation allowance.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant authority. An uncertain income tax position is not recognized if it has less than a 50% likelihood of being sustained. The Company classifies uncertain tax positions as other non-current liabilities unless expected to be paid within one year. Liabilities expected to be paid within one year are included in the accrued expenses and other current liabilities account. Interest and penalties are recorded in both the accrued expenses and other current liabilities, and other non-current liabilities accounts. The Company recognizes interest and penalties accrued related to unrecognized tax positions as part of the provision for income taxes.

Cash and Cash Equivalents

The Company considers highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

The Company’s trade receivables are reported in the consolidated balance sheets net of an allowance for doubtful accounts. The Company evaluates the collectability of accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations (e.g., bankruptcy filings, failure to pay amounts due to the Company, or other known customer liquidity issues), the Company records a specific reserve for bad debts in order to reduce the receivable to the amount reasonably believed to be collectable. For all other customers, the Company recognizes a reserve for estimated bad debts. Due to the number of different countries in which the Company operates, its policy of determining when a reserve is required to be recorded considers the appropriate local facts and circumstances that apply to an account. Accordingly, the length of time to collect, relative to local standards, does not necessarily indicate an increased credit risk. In all instances, local review of accounts receivable is performed on a regular basis by considering factors such as historical experience, credit worthiness, the age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay.

Bad debt expense is recorded in selling, general and administrative expenses on the consolidated statements of operations and amounted to $4 million, $4 million and $1 million for the years ended December 31, 2013, 2012 and 2011, respectively.

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

2.    Summary of Significant Accounting Policies (Continued)

Derivative Instruments

The Company uses derivative instruments as part of its overall strategy to manage exposure to market risks primarily associated with fluctuations in foreign currency and interest rates. All derivatives are recorded at fair value either as assets or liabilities. As a matter of policy, the Company does not use derivatives for trading or speculative purposes and does not offset derivative assets and liabilities.

As of December 31, 2013, the Company has designated certain interest rate cap derivative contracts as accounting hedges. The effective portion of changes in the fair value of these derivatives designated as cash flow hedging instruments is recorded as a component of accumulated other comprehensive loss. The ineffective portion is reported directly in earnings in the consolidated statements of operations. Amounts included in accumulated other comprehensive loss are reflected in earnings in the same period during which the hedged cash flow affects earnings.

There were no other derivative contracts that the Company has designated as accounting hedges in the current year or prior years presented. Changes in the fair value of derivatives not designated as hedging instruments are recognized directly in earnings in the consolidated statements of operations.

Fair Value Measurement

The financial assets and liabilities on the Company’s consolidated balance sheets that are required to be recorded at fair value on a recurring basis are assets and liabilities related to derivative instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches. A hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market rates obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s estimates about the assumptions market participants would use in the pricing of the asset or liability based on the best information available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3—Valuations based on inputs that are unobservable and significant to overall fair value measurement.

The Company determines the fair value of its derivative instruments using pricing models that use inputs from actively quoted markets for similar instruments that do not entail significant judgment. These amounts include fair value adjustments related to the Company’s own credit risk and counterparty credit risk. When such adjustments constitute more than 15% of the unadjusted fair value of derivative instruments for two successive quarters, the entire instrument is classified within Level 3 of the fair value hierarchy.

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

2.    Summary of Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment (including leasehold improvements) are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation, recorded as a component of depreciation and amortization expense on the consolidated statements of operations, is computed using the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements, also recorded as a component of depreciation and amortization, is computed using the straight-line method over the shorter of the estimated benefit period of the related assets or the lease term. Useful lives of various property and equipment are as follows:

Capitalized software	3 to 10 years
Furniture, fixtures and equipment	3 to 7 years
Buildings	up to 30 years
Leasehold improvements	up to 20 years

Capitalization of software developed for internal use commences during the development phase of the project. The Company amortizes software developed or obtained for internal use on a straight-line basis when such software is substantially ready for use. For the years ended December 31, 2013, 2012 and 2011, the Company amortized internal use software costs of $65 million, $89 million and $81 million, respectively, as a component of depreciation and amortization expense on the consolidated statements of operations. Travelport policy is to capitalize interest cost as a component of historical cost where an asset is being constructed for Travelport’s own use. The amount of interest on capital projects capitalized was $6 million, $3 million and $2 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Goodwill and Other Intangible Assets

The Company’s intangible assets with indefinite-lives comprise of Goodwill, Trademarks and Tradenames. These indefinite-lived intangible assets are not amortized, but rather are tested for impairment.

The Company’s amortizable intangible assets comprise of acquired intangible assets from previous business combinations, consisting of customer and vendor relationships, and customer loyalty payments. The Company generally amortizes these intangible assets on a straight-line basis (unless another method is more appropriate) over their estimated useful lives of:

Acquired intangible assets	5 to 25 years
Customer loyalty payments	3 to 7 years (contract period)

Impairment of Long-Lived Assets

The Company assesses goodwill and other indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. The Company may qualitatively assess impairment factors to determine if it is more likely than not that the fair value of the reporting unit is less than its carrying value and if, as a result of qualitative assessment or if the Company determines quantitatively that the fair value of the reporting unit (determined utilizing estimated future discounted cash flows and assumptions that it believes marketplace participants would utilize) is less than its carrying value, the Company proceeds to assess impairment of goodwill. The level of impairment is assessed by allocating the total estimated fair value of the reporting unit to the fair value of the individual assets and liabilities of that reporting unit, as if that reporting unit

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

2.    Summary of Significant Accounting Policies (Continued)

is being acquired in a business combination. This results in the implied fair value of the goodwill, which if lower than the its carrying value results in impairment to the extent the carrying value of goodwill exceeds its implied fair value. Other indefinite-lived assets are tested for impairment by estimating their fair value utilizing estimated future discounted cash flows attributable to those assets and are written down to the estimated fair value where necessary. The Company uses comparative market multiples and other factors to corroborate the discounted cash flow results, if available.

The Company performs its annual impairment testing for goodwill and other indefinite-lived intangible assets in the fourth quarter of each year subsequent to substantially completing its annual forecasting process or more frequently if circumstances indicate impairment may have occurred. The Company performed its annual impairment test during the fourth quarter of 2013 and did not identify any impairment.

The Company evaluates the recoverability of its other long-lived assets, including definite-lived intangible assets, if circumstances indicate impairment may have occurred. This analysis is performed by comparing the respective carrying values of the assets to the current and expected future cash flows, on an undiscounted basis, to be generated from such assets. If such analysis indicates that the carrying value of these assets is not recoverable, the carrying value of such assets is reduced to fair value through a charge to the consolidated statements of operations.

The Company is required under US GAAP to review its investments in equity interests for impairment when events or changes in circumstance indicate the carrying value may not be recoverable. The Company has an equity investment in Orbitz Worldwide that is evaluated quarterly for impairment. This analysis compares the market value of Orbitz Worldwide shares held by the Company to its carrying value. Factors that could lead to impairment of the investment in equity of Orbitz Worldwide include, but are not limited to, a prolonged period of decline in the price of Orbitz Worldwide stock or a decline in the operating performance of, or an announcement of adverse changes or events by, Orbitz Worldwide. The Company may be required in the future to record a charge to earnings if its investment in equity of Orbitz Worldwide becomes impaired.

Equity Method Investments

The Company accounts for equity investments using the equity method of accounting if the investment gives the Company ability to exercise significant influence, but not control, over an investee. The Company’s share of equity investment in earnings (losses) are recorded in the Company’s consolidated statements of operations. Where the Company’s share of losses equals or exceeds the amount of investment plus advances made by the Company, the Company discontinues equity accounting and the investment is reported at $0.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) consists of accumulated foreign currency translation adjustments, unrealized gains and losses on derivative financial instruments related to foreign currency and interest rate hedge transactions designated in hedge relationships, unrealized actuarial gains and losses on defined benefit plans, and share of unrealized gains and losses of accumulated other comprehensive income (loss) of equity investments.

Foreign Currency

Foreign currency translation adjustments exclude income taxes related to indefinite investments in foreign subsidiaries. Assets and liabilities of foreign subsidiaries having non-US dollar functional currencies are

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

2.    Summary of Significant Accounting Policies (Continued)

translated at period end exchange rates. The gains and losses resulting from translating foreign currency financial statements into US dollars, net of hedging gains, hedging losses and taxes, are included in accumulated other comprehensive income (loss) on the consolidated balance sheets. Gains and losses resulting from foreign currency transactions are included in earnings as a component of selling, general and administrative expense, in the consolidated statements of operations. The effect of exchange rates on cash balances denominated in foreign currency is included as a separate component in the consolidated statements of cash flows.

Equity-Based Compensation

TDS Investor (Cayman) L.P., the partnership which, prior to the comprehensive refinancing in April 2013, indirectly owned a majority shareholding in the Company (the “Partnership”), provided for equity-based, long-term incentive programs for the purpose of retaining certain key employees. Under several plans within these programs, key employees were granted restricted equity units (“REUs”) and/or partnership interests in the Partnership and share options, restricted share units (“RSUs”) and/or shares in the Company.

The Company expenses all employee equity-based compensation over the relevant vesting period based upon the fair value of the award on the date of grant, the estimated achievement of any performance targets and anticipated staff retention. The awards under equity-based compensation are classified as equity and included as a component of equity on the Company’s consolidated balance sheets, as the ultimate payment of such awards will not be achieved through use of the Company’s cash or other assets.

Net Income Per Common Share

Basic net income per common share is computed by dividing the net income available to the Company by the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed by dividing the net income available to the Company by the weighted average number of common shares outstanding and potentially dilutive securities outstanding during the period. Potentially dilutive securities include stock options and unvested restricted stock outstanding during the period, using the treasury stock method. Potentially dilutive securities are excluded from the computations of diluted earnings per share if their effect would be antidilutive.

Pension and Other Post-Retirement Benefits

The Company sponsors a defined contribution savings plan, under which the Company matches the contributions of participating employees on the basis specified by the plan. The Company’s costs for contributions to this plan are recognized, as a component of selling, general and administrative expense, in the Company’s consolidated statements of operations, as such costs are incurred.

The Company also sponsors both non-contributory and contributory defined benefit pension plans whereby benefits are based on an employee’s years of credited service and a percentage of final average compensation, or as otherwise described by the plan. The Company also maintains other post-retirement health and welfare benefit plans for certain eligible employees. The Company recognizes the funded status of its pension and other post-retirement defined benefit plans within other non-current assets, accrued expenses and other current liabilities, and other non-current liabilities on its consolidated balance sheets. The measurement date used to determine benefit obligations and the fair value of assets for all plans is December 31 of each year.

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

2.    Summary of Significant Accounting Policies (Continued)

Pension and other post-retirement defined benefit costs are recognized in the Company’s consolidated statements of operations based upon various actuarial assumptions including expected return rates on plan assets, discount rates, employee turnover, healthcare costs and mortality rates. Actuarial gains or losses arise from actual returns on plan assets being different to expected return and from changes in the projected benefit obligation and these are deferred within accumulated other comprehensive income (loss), net of tax.

Recently Issued Accounting Pronouncements

Discontinued Operations

In April 2014, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance that increased the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. This guidance is to be applied on a prospective basis for reporting periods beginning after December 15, 2014. The Company does not anticipate an impact on the consolidated financial statements resulting from the adoption of this guidance.

Presentation of an Unrecognized Tax Benefit

In July 2013, the FASB issued guidance on the presentation of an unrecognized tax benefit as a reduction to a deferred tax asset when a net operating loss (“NOL”) carry forward, a similar tax loss, or a tax credit carry forward exists except in certain circumstances.

This guidance is to be applied on a prospective basis for reporting periods beginning after December 15, 2013 although early adoption is permitted. The Company does not anticipate an impact on the consolidated financial statements resulting from the adoption of this guidance, apart from disclosure.

Accounting for Cumulative Translation Adjustment

In March 2013, the FASB issued guidance on a parent company’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity. The guidance provides the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided, or, if a controlling financial interest is no longer held.

This guidance is to be applied on a prospective basis for reporting periods beginning after December 15, 2014 although early adoption is permitted. The Company does not anticipate an impact on the consolidated financial statements resulting from the adoption of this guidance.

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, the FASB issued guidance on reporting of significant items that are reclassified to net income (loss) from accumulated other comprehensive income (loss) and disclosures for items not reclassified to net income (loss). This guidance is to be applied on a prospective basis for reporting periods beginning after December 31, 2012. The Company adopted the provisions of this guidance effective January 1, 2013, as required. There was no impact on the consolidated financial statements of the Company resulting from the adoption of this guidance, apart from disclosure.

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

2.    Summary of Significant Accounting Policies (Continued)

Disclosures about Offsetting Assets and Liabilities

In December 2011, the FASB issued guidance on disclosures about offsetting and related arrangements for financial instruments and derivatives. This guidance requires disclosure of both gross and net information about both instruments and transactions eligible for offset in the balance sheet and transactions subject to an agreement similar to a master netting agreement. The Company adopted the provisions of this guidance effective January 1, 2013, as required. There was no impact on the consolidated financial statements resulting from the adoption of this guidance, apart from disclosure.

In January 2013, the FASB amended this guidance to reduce the scope of assets and liabilities covered by the disclosure requirements. There was no impact on the consolidated financial statements of the Company resulting from the adoption of this guidance, apart from disclosure.

3.    Income Taxes

The provision for income taxes consisted of:

(in $ millions)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Current
US Federal	—	(2)	—
US State	2	(2)	—
Non-US	(21)	(17)	(23)

	(19)	(21)	(23)

Deferred
US Federal	3	(3)	(3)
Non-US	(2)	(1)	—

	1	(4)	(3)

Non-current
Liabilities for uncertain tax positions	(2)	2	(3)

Provision for income taxes	(20)	(23)	(29)

Loss from continuing operations before income taxes and equity in earnings (losses) of investment in Orbitz Worldwide for US and non-US operations consisted of:

(in $ millions)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
US	14	(59)	46
Non-US	(211)	(143)	(210)

Loss from continuing operations before income taxes and equity in earnings (losses) of investment in Orbitz Worldwide	(197)	(202)	(164)

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

3.    Income Taxes (Continued)

Deferred income tax assets and liabilities were comprised of:

(in $ millions)	December 31, 2013	December 31, 2012
Deferred tax assets:
Accrued liabilities and deferred income	17	12
Allowance for doubtful accounts	4	3
NOL and tax credit carry forwards	293	202
Pension liability	24	62
Other assets	21	33
Less: Valuation allowance	(345)	(302)

Total deferred tax assets	14	10
Netted against deferred tax liabilities	(8)	(2)

Deferred tax assets recognized on the balance sheet	6	8

Deferred tax liabilities:
Accumulated depreciation and amortization	(44)	(41)
Other	(6)	(6)

Total deferred tax liabilities	(50)	(47)
Netted against deferred tax assets	8	2

Deferred tax liabilities recognized on the balance sheet	(42)	(45)

Net deferred tax liability	(36)	(37)

The Company believes that it is more likely than not that the benefit from certain US federal, US State and non-US NOL carry forwards and other deferred tax assets will not be realized. A valuation allowance of $345 million has been recorded against deferred tax assets as of December 31, 2013. If the assumptions change and it is determined that the Company is likely to realize a portion of deferred tax assets, the reduction to the valuation allowance will be recognized as an income tax benefit. As of December 31, 2013, the Company had federal NOL carry forwards of approximately $179 million, which expire between 2030 and 2031, and other non-US NOL of $692 million that expire between three years and indefinitely.

Moreover, the ability of the Company to utilize its US NOL carry-forwards to reduce future taxable income is subject to various limitations under the Internal Revenue Code section 382 (“Section 382”). The utilization of such carry-forwards may be limited upon the occurrence of certain ownership changes, including the purchase or sale of stock by 5% shareholders and the offering of stock by the Company during any three-year period resulting in an aggregate change of more than 50% in the beneficial ownership of the Company. In the event of an ownership change, Section 382 imposes an annual limitation on the amount of a Company’s taxable income that can be offset by these carry-forwards.

As a result of the equity transaction that took place on April 15, 2013 (see Note 15), the Company determined that an ownership change has occurred under Section 382 and therefore, the ability to utilize its pre-ownership change NOL is subject to an annual Section 382 limitation. As of December 31, 2013, the Company does not anticipate this limitation will restrict or reduce the utilization of NOL; however, the Company continues to evaluate the potential impact of the Section 382 limitation. Further, the Company continues to track “owner shifts” in determining whether there are future ownership changes under Section 382.

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

3.    Income Taxes (Continued)

As a result of certain realization requirements of accounting for equity-based compensation, the table of deferred tax assets and liabilities shown above does not include certain deferred tax assets as of December 31, 2013 that arose directly from tax deductions related to equity-based compensation in excess of compensation recognized for financial reporting. Equity will be increased by $8 million if such deferred tax assets are ultimately realized. The Company uses ordering as prescribed under US GAAP for purposes of determining when excess tax benefits have been realized.

As of December 31, 2013, the Company did not record a provision for withholding tax on approximately $1,347 million of the excess of the amount for financial reporting over the tax basis of investments in subsidiaries that can be repatriated to Travelport Limited in a tax free manner. Additionally, as of December 31, 2013, the Company did not record a provision for withholding tax on approximately $48 million of the excess of the amount for financial reporting over the tax basis of investments in subsidiaries that are essentially permanent in duration. As of December 31, 2013, the Company has recorded a deferred tax liability of $1 million and $2 million relating to unremitted earnings of $35 million for its US subsidiaries and $10 million for its non-US subsidiaries, respectively, as those amounts are not considered to be permanent in duration.

The Company’s provision for income taxes differs from its tax benefit at the US Federal statutory rate of 35% as follows:

(in $ millions)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Tax benefit at US federal statutory rate of 35%	69	71	57
Taxes on non-US operations at alternative rates	(17)	(49)	(82)
Liability for uncertain tax positions	(2)	2	(3)
Change in valuation allowance	(66)	(46)	(1)
Non-deductible expenses	(7)	(4)	(5)
Adjustment in respect of prior years	3	5	3
State taxes	—	(2)	—
Other	—	—	2

Provision for income taxes	(20)	(23)	(29)

The Company is subject to income taxes in the US and numerous non-US jurisdictions. The Company’s provision for income taxes is likely to vary materially both from the benefit (provision) at the US federal statutory tax rate and from year to year. While within a period there may be discrete items that impact the Company’s provision for income taxes, the following items consistently have an impact: (i) the Company is subject to income tax in numerous non-US jurisdictions with varying tax rates, (ii) the Company’s earnings outside of the US are taxed at an effective rate that is lower than the US federal rate and at a relatively consistent level of charge, (iii) the location of the Company’s debt in countries with no or low rates of federal tax results in limited tax benefit for interest and (iv) a valuation allowance is established against the deferred tax assets relating to the Company’s historical losses to the extent they are unlikely to be realized. Significant judgment is required in determining the Company’s worldwide provision for income taxes and recording the related assets and liabilities. In the ordinary course of business, there are many transactions and tax positions where the ultimate tax determination is uncertain.

Although the Company believes there is appropriate support for the positions taken on its tax returns, the Company has recorded liabilities (or reduction of tax assets) representing estimated economic loss upon ultimate

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

3.    Income Taxes (Continued)

settlement for certain positions. The Company believes tax provisions are adequate for all open years, based on assessment of many factors including past experience and interpretations of tax law applied to the facts of each matter. Although the Company believes the recorded assets and liabilities are reasonable, tax regulations are subject to interpretation and tax litigation is inherently uncertain; therefore, the Company’s assessments can involve both a series of complex judgments about future events and reliance on significant estimates and assumptions. While the Company believes the estimates and assumptions supporting the assessments are reasonable, the final determination of tax audits and any other related litigation could be materially different from that which is reflected in historical income tax provisions and recorded assets and liabilities.

With limited exceptions, the Company is no longer subject to US federal, state and local, or non-US income tax examinations by tax authorities for tax years before 1995. The Company has undertaken an analysis of material tax positions in its tax accruals for all open years and has identified all outstanding tax positions. The Company only expects a significant increase to unrecognized tax benefits within the next twelve months for the uncertain tax positions relating to certain interest exposures. The Company does not expect a significant reduction in the total amount of unrecognized tax benefits within the next twelve months as a result of payments. The total amount of unrecognized tax benefits (including interest and penalties thereon) that, if recognized, would affect the effective tax rate is $24 million, $23 million and $25 million as of December 31, 2013, 2012 and 2011, respectively.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

(in $ millions)	December 31, 2013	December 31, 2012	December 31, 2011
Unrecognized tax benefit—opening balance	23	25	57
Gross increases—tax positions in prior periods	8	6	—
Gross decreases—tax positions in prior periods	(5)	(6)	(3)
Gross increases—tax positions in current period	1	—	6
Decrease related to lapsing of statute of limitations	(2)	(2)	—
Decrease due to disposals	—	—	(32)
Settlements	(1)	—	(3)

Unrecognized tax benefit—ending balance	24	23	25

The Company recognizes interest and penalties accrued related to unrecognized tax benefits as part of the provision for income taxes. In 2013, 2012 and 2011, the Company accrued (released) approximately $2, $(1) million and $0, respectively, for interest and penalties. The total interest and penalties included in the ending balance of unrecognized tax benefits above was $6 million and $4 million as of December 31, 2013 and 2012, respectively. Included in the ending balance of unrecognized tax benefits was $1 million and $2 million as of December 31, 2013 and 2012, respectively, which is expected to be realized in the next twelve months due to lapsing of statute of limitations.

4.    Orbitz Worldwide

The Company accounts for its investment of approximately 45% in Orbitz Worldwide under the equity method of accounting and records its share of Orbitz Worldwide’s net income (loss) and other comprehensive income (loss) in its consolidated statement of operations and consolidated statement of comprehensive income (loss), respectively. The Company’s investment in Orbitz Worldwide has been diluted from its investment of approximately 46% to 45% in 2013, as a result of issuance of shares by Orbitz Worldwide under its equity incentive plan. See Note 21—Subsequent Events.

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

4.    Orbitz Worldwide (Continued)

During the fourth quarter of the year ended December 31, 2012, the Company reduced its investment in Orbitz Worldwide to $0 because its share of Orbitz Worldwide’s net loss exceeded the carrying value. The Company also discontinued applying the equity method of accounting as the Company had no commitment which was probable to be incurred to provide additional funding to Orbitz Worldwide. However, in the first quarter of 2013, the Company resumed the equity method of accounting as its share of net income from Orbitz Worldwide exceeded the share of net loss not recognized during the period for which the equity accounting was suspended.

In the first quarter of 2013, Orbitz Worldwide concluded that a significant portion of its US valuation allowance on deferred tax assets was no longer required, resulting in the recognition of a benefit from income taxes of $158 million in its consolidated statement of operations.

As of December 31, 2013 and 2012, the carrying value of the Company’s investment in Orbitz Worldwide was $19 million and $0, respectively. The fair value of the Company’s investment in Orbitz Worldwide as of December 31, 2013 was approximately $349 million.

Presented below are the summary balance sheets for Orbitz Worldwide as of December 31, 2013 and 2012:

(in $ millions)	December 31, 2013	December 31, 2012
Current assets	243	226
Non-current assets	865	608

Total assets	1,108	834

Current liabilities	558	473
Non-current liabilities	508	504

Total liabilities	1,066	977

As of December 31, 2013 and 2012, the Company had balances payable to Orbitz Worldwide of approximately $12 million and $5 million, respectively, which are included on the Company’s consolidated balance sheets within accrued expenses and other current liabilities.

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

4.    Orbitz Worldwide (Continued)

Presented below are the summary results of operations for Orbitz Worldwide for the years ended December 31, 2013, 2012 and 2011:

(in $ millions)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Net revenue	847	779	767
Operating expenses (excluding impairment)	782	720	712
Impairment of goodwill, intangible assets, property and equipment and other long-lived assets	3	321	50

Operating income (loss)	62	(262)	5
Interest expense, net	(44)	(37)	(41)
Loss on extinguishment of debt	(18)	—	—
Other income	—	—	1

Loss before income taxes	—	(299)	(35)
Benefit from (provision for) income taxes	165	(3)	(2)

Net income (loss)	165	(302)	(37)

The Company has recorded earnings (losses) of $10 million, $(74) million and $(18) million related to its investment in Orbitz Worldwide for the years ended December 31, 2013, 2012 and 2011, respectively, within equity in earnings (losses) of investment in Orbitz Worldwide in the Company’s consolidated statements of operations.

Equity in earnings (losses) of investment in Orbitz Worldwide for the year ended December 31, 2013, 2012 and 2011 includes the Company’s share of a non-cash impairment charge related to goodwill, other intangible assets and other long-lived assets recorded by Orbitz Worldwide of $3 million, $321 million and $50 million, respectively.

Net revenue disclosed above includes approximately $86 million, $98 million and $107 million of net revenue earned by Orbitz Worldwide through transactions with the Company during the years ended December 31, 2013, 2012 and 2011, respectively.

The Company has various commercial agreements with Orbitz Worldwide, and under those commercial agreements, it has earned approximately $7 million, $4 million and $2 million of revenue for each of the years ended December 31, 2013, 2012 and 2011, respectively, and recorded approximately $86 million, $98 million and $107 million of expense in the years ended December 31, 2013, 2012 and 2011, respectively. Furthermore, the Company has recorded approximately $3 million, $7 million and $6 million of interest income related to letters of credit issued by the Company on behalf of Orbitz Worldwide during the years ended December 31, 2013, 2012 and 2011, respectively.

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

5.    Other Current Assets

Other current assets consisted of:

(in $ millions)	December 31, 2013	December 31, 2012
Restricted cash	44	56
Sales and use tax receivables	30	48
Prepaid expenses	22	15
Prepaid incentives	20	18
Derivative assets	3	10
Assets held for sale	—	16
Other	15	7

	134	170

Restricted cash represents cash held on behalf of clients for a short period of time before being transferred to travel industry partners. A compensating balance is held in accrued expenses and other current liabilities as customer prepayments.

In November 2013, the Company completed the sale of land and buildings held for sale for $17 million and recognized a gain of less than $1 million.

6.    Property and Equipment, Net

Property and equipment, net, consisted of:

	December 31, 2013			December 31, 2012
(in $ millions)	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Capitalized software	650	(449)	201	629	(386)	243
Computer equipment	281	(139)	142	274	(138)	136
Building and leasehold improvements	17	(8)	9	12	(7)	5
Construction in progress	76	—	76	32	—	32

	1,024	(596)	428	947	(531)	416

As of December 31, 2013 and 2012, the Company had net capital lease assets of $104 million and $94 million, respectively, included within computer equipment. During the years ended December 31, 2013 and 2012, the Company invested $139 million and $155 million, respectively, in property and equipment, including capital lease additions. Additions in the year ended December 31, 2013 include upgrades to equipment as part of investment in the Company’s Travel Commerce Platform information technology infrastructure.

The Company recorded depreciation expense of $126 million, $145 million and $139 million during the years ended December 31, 2013, 2012 and 2011, respectively.

The amount of interest on capital projects capitalized was $6 million, $3 million and $2 million for the years ended December 31, 2013, 2012 and 2011, respectively.

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

7.    Intangible Assets

The changes in the carrying amount of goodwill and intangible assets for the Company between January 1, 2013 and December 31, 2013 are as follows:

(in $ millions)	January 1, 2013	Additions	Retirements	Foreign Exchange	December 31, 2013
Non-Amortizable Assets:
Goodwill	986	—	—	—	986
Trademarks and tradenames	314	—	—	—	314
Other Intangible Assets:
Acquired intangible assets	1,129	—	—	—	1,129
Accumulated amortization	(530)	(80)	—	—	(610)

Acquired intangible assets, net	599	(80)	—	—	519

Customer loyalty payments	274	98	(66)	—	306
Accumulated amortization	(156)	(63)	66	(1)	(154)

Customer loyalty payments, net	118	35	—	(1)	152

Other intangible assets, net	717	(45)	—	(1)	671

The changes in the carrying amount of goodwill and intangible assets for the Company between January 1, 2012 and December 31, 2012 are as follows:

(in $ millions)	January 1, 2012	Additions	Retirements	Foreign Exchange	December 31, 2012
Non-Amortizable Assets:
Goodwill	986	—	—	—	986
Trademarks and tradenames	314	—	—	—	314
Other Intangible Assets:
Acquired intangible assets	1,129	—	—	—	1,129
Accumulated amortization	(448)	(82)	—	—	(530)

Acquired intangible assets, net	681	(82)	—	—	599

Customer loyalty payments	269	50	(45)	—	274
Accumulated amortization	(140)	(62)	45	1	(156)

Customer loyalty payments, net	129	(12)	—	1	118

Other intangible assets, net	810	(94)	—	1	717

The Company paid cash of $78 million and $47 million for customer loyalty payments during the years ended December 31, 2013 and 2012, respectively. Further, as of December 31, 2013 and 2012, the Company had a balance payable of $35 million and $15 million, respectively, for customer loyalty payments. See Note 9.

Customer loyalty payments are payments made to travel agencies or travel providers with an objective of increasing the number of travel bookings using the Company’s Travel Commerce Platform and to improve the travel agencies or travel providers’ loyalty, which are instrumented through agreements with a term over a year. Under the contractual terms, the travel agency or travel provider commits to achieve certain economic objectives for the Company. Such costs are specifically identifiable to individual contracts with travel agencies or travel providers, which have determinable contractual lives. Due to the contractual nature of the payments, the Company believes that such assets are appropriately classified as intangible assets.

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

7.    Intangible Assets (Continued)

Amortization expense for acquired intangible assets was $80 million, $82 million and $88 million for the years ended December 31, 2013, 2012 and 2011, respectively, and is included as a component of depreciation and amortization on the Company’s consolidated statements of operations.

Amortization expense for customer loyalty payments was $63 million, $62 million and $74 million for the years ended December 31, 2013, 2012 and 2011, respectively, and is included within revenue or cost of revenue in the Company’s consolidated statements of operations.

The Company expects amortization expense relating to acquired customer relationships and customer loyalty payments balances as of December 31, 2013 to be:

	Year Ending December 31,
(in $ millions)	Acquired Intangible Assets	Customer Loyalty Payments
2014	76	59
2015	68	39
2016	39	22
2017	42	14
2018	41	7

8.    Other Non-Current Assets

Other non-current assets consisted of:

(in $ millions)	December 31, 2013	December 31, 2012
Deferred financing costs (see Note 10)	40	73
Supplier prepayments	24	33
Prepaid incentives	22	20
Pension assets	11	4
Derivative assets	8	5
Other	15	13

	120	148

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

9.    Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of:

(in $ millions)	December 31, 2013	December 31, 2012
Accrued commissions and incentives	253	211
Accrued payroll and related	80	71
Accrued interest expense	73	69
Customer prepayments	44	56
Deferred revenue	30	29
Accrued sponsor monitoring fees	26	32
Income tax payable	15	24
Derivative contracts	1	4
Pension and post-retirement benefit liabilities	1	2
Other	17	47

	540	545

Included in accrued commissions and incentives are $35 million and $15 million of accrued customer loyalty payments as of December 31, 2013 and 2012, respectively.

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

10.    Long-Term Debt

Long-term debt consisted of:

(in $ millions)	Interest rate	Maturity(1)	December 31, 2013	December 31, 2012
Secured debt
Senior Secured Credit Agreement
Revolver borrowings
Dollar denominated(2)	L+4 1⁄4%	June 2018	—	20
Term loans
Dollar denominated(2)	L+5%	June 2019	1,525	—
Dollar denominated (refinanced in June 2013)	L+4 3⁄4%		—	1,064
Euro denominated (refinanced in June 2013)	L+4 3⁄4%		—	284
“Tranche S” (refinanced in June 2013)	L+4 3⁄4%		—	137
2012 Secured Credit Agreement
Dollar denominated term loan(3)	L+9 1⁄2%		—	171
Second Lien Credit Agreement
Tranche 1 dollar denominated term loan(3)	L+8%	January 2016	644	—
Tranche 2 dollar denominated term loan(4)	8 3⁄8%	December 2016	234	—
Second Priority Secured Notes
Dollar denominated floating rate notes (refinanced in April 2013)(5)	L+6%		—	225
Unsecured debt
Senior Notes
Dollar denominated floating rate notes (refinanced in April 2013)	L+4 5⁄8%		—	122
Euro denominated floating rate notes (refinanced in April 2013)	L+4 5⁄8%		—	201
Dollar denominated notes (refinanced in April 2013)	9 7⁄8%		—	429
Dollar denominated notes (refinanced in April 2013)	9%		—	250
Dollar denominated notes(6)	13 7⁄8%	March 2016	411	—
Dollar denominated floating rate notes(7)	L+8 5⁄8%	March 2016	188	—
Senior Subordinated Notes
Dollar denominated notes	11 7⁄8%	September 2016	25	—
Dollar denominated notes	11 7⁄8%	September 2016	247	247
Euro denominated notes	10 7⁄8%	September 2016	192	184
PIK Term Loans
Tranche A extended PIK loans(8) (refinanced in April 2013)	L+6%		—	143
Tranche B extended PIK loans(8) (refinanced in April 2013)	L+13.5%		—	331
Capital leases			107	96

Total debt			3,573	3,904
Less: current portion			45	38

Long-term debt			3,528	3,866

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

10.    Long-Term Debt (Continued)

(1)	The term loans maturing in June 2019 and the revolver availability through June 2018 are subject to a reduction in maturity to November 2015, December 2015, June 2016 or September 2016 if the Company is unable to repay or refinance its debt outstanding under the Second Lien Credit Agreement or its unsecured debt prior to their maturity dates.
(2)	Minimum LIBOR floor of 1.25%
(3)	Minimum LIBOR floor of 1.5%
(4)	Cash interest of 4% and payment-in-kind interest of 4.375%
(5)	Payable in cash or payment-in-kind
(6)	Cash interest of 11.375% and payment-in-kind interest of 2.5%
(7)	Cash interest of LIBOR+6.125% plus payment-in-kind interest of 2.5%
(8)	Interest is payable-in-kind

Travelport LLC, an indirect 100% owned subsidiary of the Company, is the borrower under the long-term debt arrangements. All of the Company’s secured debt and its unsecured Senior Notes and Senior Subordinated Notes are unconditionally guaranteed by Travelport Limited (a 100% owned subsidiary of the Company), as parent guarantor, Waltonville Limited and TDS Investor (Luxembourg) S.à.r.l., as intermediate parent guarantors (100% owned subsidiaries of the Company), and, subject to certain exceptions, each of the Company’s existing and future domestic 100% owned subsidiaries. The guarantees are full, unconditional, joint and several.

The Company’s Senior Notes are unsecured senior obligations of the Company and are subordinated to all existing and future secured indebtedness of the Company but will be senior in right of payment to any existing and future subordinated indebtedness. The Company’s Senior Subordinated Notes are unsecured subordinated obligations of the Company and are subordinated in right of payment to all existing and future senior indebtedness and secured indebtedness of the Company.

2013

In April 2013, the Company completed an exchange offer for substantially all of its existing senior notes due in September 2014 and March 2016, including the dollar denominated floating rates notes due 2014, euro denominated floating rate notes due 2014, 9.875% dollar denominated notes due 2014 and 9% dollar denominated notes due 2016, for approximately $406 million of new 13.875% senior fixed rate notes due March 2016, bearing cash interest of 11.375% and 2.5% of interest payable as payment-in-kind interest, and approximately $185 million of new senior floating rate notes due March 2016 (together with the new senior fixed rate notes, the “Senior Notes”), bearing cash interest of LIBOR plus 6.125% and 2.5% of interest payable as payment-in-kind interest (the “Senior Notes Exchange Offers”). In connection with the Senior Notes Exchange Offers, the holders of the new Senior Notes provided a waiver and release of all claims asserted related to the Company’s refinancing in 2011. To facilitate the transactions:

•

The Company entered into a new second lien secured credit agreement (“Second Lien Credit Agreement”) and issued $630 million of Tranche 1 second priority secured loans, at a discount of 1%, due January 2016 (the “Tranche 1 Loans”). The cash proceeds were used to (i) repay $175 million of indebtedness outstanding under the credit agreement dated as of May 8, 2012 (the “2012 Secured Credit Agreement”), (ii) repay in cash $393 million as part of the Senior Notes Exchange Offers, and (iii) pay consent fees in connection with the Senior Notes Exchange Offers and consent solicitations. The Tranche 1 Loans bear cash interest of LIBOR plus 8%, with a minimum LIBOR floor of 1.5%. During May 2013, the Company further borrowed $15 million under the Second Lien Credit Agreement to redeem the outstanding senior notes held by holders who did not participate in the Senior Notes Exchange Offers. Tranche 1 Loans are subject to a 2% repayment fee, which is accreted as

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

10.    Long-Term Debt (Continued)

interest expense over the term of the loans. During the year ended December 31, 2013, $3 million was accreted into the outstanding loan amount and $2 million of debt discount was amortized.

•	The Company completed an exchange offer for its existing Second Priority Secured Notes due December 2016 for an equal principal amount of new term loans under the Second Lien Credit Agreement due December 2016 (the “Tranche 2 Loans”). The Tranche 2 Loans bear interest of 8.375% (cash interest of 4% and payment-in-kind interest of 4.375%).

•	The Company paid a consent fee to holders of the Company’s Senior Subordinated Notes in exchange for a waiver and release of all claims asserted in connection with the Company’s refinancing in 2011 and amended certain restrictive covenants under the indentures for the Senior Subordinated Notes.

•	The Company acquired all of its outstanding Extended Tranche A Loans in exchange for (i) approximately 43.3% of its equity and (ii) $25 million of newly issued 11.875% Senior Subordinated Notes of the Company due September 2016, and acquired all of its outstanding Extended Tranche B Loans in exchange for approximately 34.6% of its equity.

In June 2013, the Company amended and restated its senior secured credit agreement (the “Sixth Amended and Restated Credit Agreement”) which, among other things, (i) refinanced in full the outstanding term loans, revolver borrowings and other commitments with the proceeds of a new $1,554 million term loan facility issued at a discount of 1.5% with a maturity date of June 2019 and an initial interest rate equal to LIBOR plus 5% (with a minimum LIBOR floor of 1.25%); (ii) provides for a new $120 million super priority revolving credit facility with a maturity date of June 2018 and an initial interest rate equal to LIBOR plus 4.25% (with a minimum LIBOR floor of 1.25%); (iii) provides for incremental term loan facilities subject to a 3.1 to 1.0 first lien leverage ratio test; (iv) amended the definition of Consolidated EBITDA to add back amortization of customer loyalty payments; and (v) amended certain financial covenants, including the total leverage ratio, the senior secured leverage ratio, the minimum liquidity ratio and limitations on indebtedness, investments and restricted payments. The Company is required to repay the term loans in quarterly installments equal to 1% per annum of the original funded principal amount of $1,554 million (adjusted for any subsequent prepayments), commencing September 2013. During the year ended December 31, 2013, the Company repaid $8 million as its quarterly repayment, and $3 million of debt discount was amortized.

In June 2013, the Company amended its Second Lien Credit Agreement to amend the definitions of (i) Consolidated EBITDA; (ii) total leverage ratio and senior secured leverage ratio; and (iii) certain other definitions to conform to the amendments in Sixth Amended and Restated Credit Agreement.

As a result of the above comprehensive refinancings during the year ended December 31, 2013, the Company recognized a loss on early extinguishment of debt of $49 million, which comprised of $39 million of written-off of unamortized debt finance costs, $5 million of unamortized debt discount written-off and $5 million of early repayment penalty.

Pursuant to the Sixth Amended and Restated Secured Credit Agreement, the Company’s total revolving credit facility is $120 million all of which remains undrawn as of December 31, 2013. The commitment fee on the revolving loans decreased from 300 basis points as at December 31, 2012 to 100 basis points as at December 31, 2013.

During the year ended December 31, 2013, the Company borrowed $73 million and repaid $93 million under its revolving credit facility.

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

10.    Long-Term Debt (Continued)

As a result of the Company’s Sixth Amended and Restated Credit Agreement, the $13 million of synthetic letter of credit facility was terminated. The Company’s $133 million of letter of credit facility, which was collateralized by $137 million of restricted cash funded from Tranche S loans, was also terminated and replaced with a new $137 million cash collateralized letter of credit facility, maturing in June 2018. The terms under the new letters of credit facility provide that 103% of cash collateral has to be maintained for outstanding letters of credit. As of December 31, 2013, $77 million of letters of credit were outstanding under the terms of the new facility, against which the Company had provided $79 million as cash collateral, and the Company had $60 million of remaining capacity under its letters of credit facility.

Pursuant to its separation agreement with Orbitz Worldwide, the Company was committed to provide up to $75 million of letters of credit on behalf of Orbitz Worldwide. However, subsequent to April 15, 2013, the date on which the Company completed its comprehensive refinancing, the Company and Orbitz Worldwide ceased to be controlled by affiliates of The Blackstone Group (“Blackstone”), and the Company is no longer obligated to maintain or issue new letters of credit on behalf of Orbitz Worldwide. As of December 31, 2013, there were no letters of credit issued by the Company on behalf of Orbitz Worldwide, and all of the previously issued letters of credit were cancelled.

During the year ended December 31, 2013, $16 million of payment-in-kind interest was capitalized into the Second Priority Secured Notes and Senior Notes. In addition, $6 million of payment-in-kind interest was accrued for the Senior Notes and Tranche 2 Loans and included within other non-current liabilities on the Company’s consolidated balance sheets.

Foreign exchange fluctuations resulted in a $9 million increase in the principal amount of euro denominated loans during the year ended December 31, 2013.

Subsequent to the balance sheet date, $135 million of Senior Subordinated Notes were exchanged for common shares of the Company. See Note 21—Subsequent Events.

During the year ended December 31, 2013, the Company capitalized $25 million of interest into the extended PIK debt before the debt was exchanged for equity in the refinancing transaction discussed above. The debt-for-equity exchange was recorded at the fair value of the debt as an adjustment to additional paid in capital as the holders of debt also have equity interests in the Company.

2012

On December 11, 2012, the Company amended and restated its then existing senior secured credit agreement pursuant to the Fifth Amended and Restated Credit Agreement which, among other things, (i) added additional guarantees and collateral from subsidiaries previously excluded from the collateral and guarantee requirements under the senior secured credit agreement, (ii) amended intercompany transaction restrictions and (iii) increased the interest rate payable to lenders by 25 basis points. In addition, at a future date and upon an additional increase of 50 basis points in the interest rate payable to lenders under the senior secured credit agreement, the Fifth Amendment and Restated Agreement (i) permitted the Company to issue additional junior secured debt; (ii) amended the change of control definition to permit holders of the Company’s Senior Notes, Senior Subordinated Notes and Second Priority Secured Notes, and holders of term loans issued by the Company’s direct parent holding company, Travelport Holdings Limited to acquire voting stock of Travelport Limited or any of its direct or indirect parents without triggering an event of default under the First Lien Credit Agreement and (iii) amended certain existing covenants. The amendments to the covenants included, but were not limited to: (a) a decrease in the minimum liquidity covenant to $45 million starting on September 30, 2013,

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

10.    Long-Term Debt (Continued)

(b) a delay in step-downs in the total leverage ratio covenant by four quarters commencing with the quarter ending September 30, 2013, (c) an increase in the general basket for investments to $35 million, and (d) permitted the Company to refinance the Second Priority Secured Notes which carried payment-in-kind interest with new junior secured indebtedness that paid cash interest.

The Company accounted for the amendment and restatement as a modification of debt.

As a result of the Fifth Amended and Restated Credit Agreement, (i) the interest rates on the Company’s euro and dollar denominated term loans due August 2015 increased from EURIBOR plus 4.5% and USLIBOR plus 4.5%, respectively, to EURIBOR plus 4.75% and US LIBOR plus 4.75%, respectively, (ii) the interest rates on the dollar denominated “Tranche S” term loans increased from USLIBOR plus 4.5% to USLIBOR plus 4.75%.

On May 8, 2012, the Company entered into a credit agreement (the “2012 Secured Credit Agreement”) which (i) allowed for $175 million of new term loans issued at a discount of 3%, secured on a junior priority basis to the term loans under the senior secured credit agreement and on a senior priority basis to the Second Priority Secured Notes; (ii) carried interest at USLIBOR plus 9.5% with a minimum USLIBOR floor of 1.5%, payable quarterly; and (iii) added a senior secured leverage ratio test, initially set at 4.95 until December 31, 2012.

Proceeds from the term loans under 2012 Secured Credit Agreement were used to repay in full $41 million of euro denominated terms loans due August 2013, $121 million of dollar denominated term loans due August 2013 and $3 million of dollar denominated term loans due August 2015.

Foreign exchange fluctuations resulted in a $6 million increase in the principal amount of secured euro denominated long-term loans during the year ended December 31, 2012.

During the year ended December 31, 2012, $14 million of interest was capitalized into the Second Priority Secured Notes.

During the year ended December 31, 2012, the Company borrowed $80 million and repaid $95 million under the revolving credit facility. At December 31, 2012, the Company had outstanding borrowings to external lenders of $20 million under the revolving credit facility, with remaining external borrowing capacity of $98 million.

The interest rate on the revolving loans increased from LIBOR plus 4.5% to LIBOR plus 4.75% pursuant to Fifth Amended and Restated Credit Agreement.

The Company’s dollar denominated floating rate Senior Notes bore interest at a rate equal to USLIBOR plus 4 5⁄8%. The Company’s euro denominated floating rate Senior Notes bore interest at a rate equal to EURIBOR plus 4 5⁄8%.

During the year ended December 31, 2012, the Company repurchased $14 million of 9 7⁄8% dollar denominated Senior Notes, $11 million of euro denominated floating rate Senior Notes and $1 million of dollar denominated floating rate Senior Notes for $20 million of cash, resulting in a gain of $6 million.

Foreign exchange fluctuations resulted in a $5 million increase in the principal amount of unsecured euro denominated long-term debt during the year ended December 31, 2012.

During the year ended December 31, 2012, $58 million of interest was capitalized into the extended PIK loans.

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

10.    Long-Term Debt (Continued)

Capital Leases

During 2013, the Company repaid $20 million under its capital lease obligations, terminated $1 million of capital leases and entered into $32 million of new capital leases for information technology assets. During 2012, the Company repaid $16 million under its capital lease obligations, terminated $14 million of capital leases and entered into $63 million of new capital leases for information technology assets.

Debt Maturities

Aggregate maturities of debt as of December 31, 2013 are as follows:

(in $ millions)	Year Ending December 31(2)
2014	45
2015	43
2016	1,978
2017	33
2018	18
Thereafter(1)	1,456

3,573

(1)	The term loans maturing in June 2019 and the revolver availability through June 2018 are subject to a reduction in maturity to November 2015, December 2015, June 2016 or September 2016 if the Company is unable to repay or refinance its outstanding debt under the Second Lien Credit Agreement or its unsecured debt prior to their maturity dates.
(2)	The above table excludes (i) $70 million of payment-in-kind interest and $10 million of repayment fees for the Tranche 2 Loans and Senior Notes, of which $6 million of payment-in-kind interest has been accrued within other non-current liabilities as of December 31, 2013 and (ii) $26 million of debt discount on term loans under the Sixth Amendment and Restated Credit Agreement and Second Lien Credit Agreement.

Debt Finance Costs

Debt finance costs are capitalized within other non-current assets on the consolidated balance sheets and amortized over the term of the related debt into earnings as part of interest expense in the consolidated statements of operations. The movement in deferred financing costs is summarized below:

(in $ millions)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Balance as of January 1	73	97	40
Capitalization of debt finance costs	29	13	82
Amortization	(21)	(37)	(25)
Written-off as loss on early extinguishment	(39)	—	—
Written-off on refinancing of PIK debt	(2)	—	—

Balance as of December 31	40	73	97

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

10.    Long-Term Debt (Continued)

During the year ended December 31, 2013, the Company incurred $21 million of debt finance costs and $5 million of early repayment penalty on term loans under the 2012 Secured Credit Agreement which were recorded directly in the Company’s consolidated statements of operations in connection with the refinancing in the second quarter of 2013.

Amortization of debt finance costs during 2012 includes $5 million of debt finance costs written off due to early repayment of term loans in May 2012. In December 2012, the Company also incurred $7 million of debt finance costs which were recorded directly in the consolidated statements of operations in connection with amendments made to the senior secured credit agreement.

In September 2011, the Company incurred $16 million of debt finance costs which were recorded directly in the consolidated statements of operations in connection with the credit agreement amendments and the second lien debt.

Debt Covenants and Guarantees

The Company’s Sixth Amendment and Restated Credit Agreement, Second Lien Credit Agreement and the Indentures contain a number of covenants that, among other things, restrict, subject to certain exceptions, the Company’s ability to incur additional indebtedness or issue preferred stock; create liens on assets; enter into sale and leaseback transactions; engage in mergers or consolidations; sell assets; pay dividends and distributions or repurchase capital stock; make investments, loans or advances; repay subordinated indebtedness (including the Company’s Senior Subordinated Notes); make certain acquisitions; engage in certain transactions with affiliates; amend material agreements governing the Company’s subordinated indebtedness (including the Company’s Senior Subordinated Notes); change the Company’s lines of business; and change the status of the Company as a passive holding company.

In addition, under the Sixth Amendment and Restated Credit Agreement, the Company is required to operate within a maximum total leverage ratio and a senior secured leverage ratio and to maintain a minimum cash balance at the end of every fiscal quarter. The Sixth Amendment and Restated Credit Agreement, Second Lien Credit Agreement and Indentures also contain certain customary affirmative covenants and events of default. As of December 31, 2013, the Company was in compliance with all restrictive and financial covenants related to its long-term debt.

11.    Financial Instruments

The Company uses derivative financial instruments as part of its overall strategy to manage its exposure to market risks primarily associated with fluctuations in foreign currency and interest rates. The Company does not use derivatives for trading or speculative purposes.

As of December 31, 2013, the Company had a net asset position of $10 million related to derivative instruments associated with its euro denominated and floating rate debt, its foreign currency denominated receivables and payables, and forecasted earnings of its foreign subsidiaries.

Interest Rate Risk

The primary interest rate exposure as of December 31, 2013 was to interest rate fluctuations in the United States, specifically the impact of USLIBOR interest rates on dollar denominated variable rate borrowings. During

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

11.    Financial Instruments (Continued)

2013 and in previous years, the Company was also exposed to interest rate exposure due to the impact of EURIBOR interest rates on its euro denominated variable rate debt. In previous years and during part of 2013, the Company used interest rate swap derivative contracts, to economically hedge the exposure to fluctuations in the interest rate risk by creating an appropriate mix of fixed and floating rate interest streams. These derivative instruments were not designated as accounting hedges and changes in the fair value of these derivatives were recorded in consolidated statement of operations when they occurred. In 2011 and in previous periods the Company also used cross currency swaps as the derivative financial instruments in these hedging strategies. The Company did not designate these interest rate and cross currency swaps as accounting hedges. Fluctuations in the value of these contracts were recorded within the Company’s consolidated statements of operations, which were largely offset by the impact of the changes in the value of the underlying risk they were intended to economically hedge.

In August 2013, the Company’s interest rate swap derivative contracts expired and it entered into interest rate cap derivative contracts to cap the maximum USLIBOR rate to which the Company may be exposed at 1.5%. The purpose of these contracts is to hedge the risk of an increase in interest costs on the Company’s floating rate debt due to an increase in USLIBOR rates. The Company has designated these interest rate cap derivative contracts as accounting cash flow hedges and records the effective portion of changes in fair value of these derivative contracts as a component of other comprehensive loss with the ineffective portion recognized in earnings in the consolidated statements of operations.

Foreign Currency Risk

The Company uses foreign currency derivative contracts, including forward contracts and currency options, to manage its exposure to changes in foreign currency exchange rates associated with its euro denominated debt, its foreign currency denominated receivables and payables, and forecasted earnings of its foreign subsidiaries (primarily to manage its foreign currency exposure to British pound, Euro and Australian dollar). The Company does not designate these foreign currency derivative contracts as accounting hedges. Fluctuations in the value of these foreign currency derivative contracts are recorded within the Company’s consolidated statements of operations, which partially offset the impact of the changes in the value of the euro denominated debt, foreign currency denominated receivables and payables and forecasted earnings they are intended to economically hedge.

With the comprehensive refinancing during the year 2013 and the repayment of euro denominated debt, the Company has lower foreign exchange risk related to its euro denominated debt compared to prior years.

Credit Risk and Exposure

The Company is exposed to counterparty credit risk in the event of non-performance by counterparties to various agreements and sales transactions. The Company manages such risk by evaluating the financial position and creditworthiness of such counterparties. The Company mitigates counterparty credit risk associated with its derivative contracts by monitoring the amounts at risk with each counterparty to such contracts, periodically evaluating counterparty creditworthiness and financial position, and where possible, dispersing its risk among multiple counterparties. As of December 31, 2013, there were no significant concentrations of counterparty credit risk with any individual counterparty or group of counterparties for derivative contracts.

Fair Value Disclosures for Derivative Instruments

The Company’s financial assets and liabilities recorded at fair value consist primarily of derivative instruments. These amounts have been categorized based upon a fair value hierarchy and were all categorized as

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

11.    Financial Instruments (Continued)

Level 2—Significant Other Observable Inputs as of December 31, 2013 and as Level 3—Significant Unobservable Inputs as of December 31, 2012. See Note 2—Summary of Significant Accounting Policies, for a discussion of the Company’s policies regarding this hierarchy.

The fair value of interest rate cap and interest rate swap derivative instruments is determined using pricing models based on discounted cash flows that use inputs from actively quoted markets for similar instruments. The fair value of foreign currency forward contracts is determined by comparing the contract rate to a published forward price of the underlying currency, which is based on market rates for comparable transactions. The fair value of foreign currency option contracts is based on valuations provided by the financial institutions based on market observable data. These fair values are then adjusted for the Company’s own credit risk or counterparty credit risk, as appropriate. This adjustment is calculated based on the default probability of the banking counterparty or the Company and is obtained from active credit default swap markets.

The Company reviews the fair value hierarchy classification for financial assets and liabilities at the end of each quarter. Changes in significant unobservable valuation inputs may trigger reclassification of financial assets and liabilities between fair value hierarchy levels. As of December 31, 2013, credit risk fair value adjustments constituted less than 15% of the unadjusted fair value of derivative instruments. In instances where Credit Valuation Adjustment (“CVA”) comprises 15% or more of the unadjusted fair value of the derivative instrument for two consecutive quarters the Company’s policy is to categorize the derivative as Level 3 of the fair value hierarchy. As the CVA applied to arrive at the fair value of derivatives is less than 15% of the unadjusted fair value of derivative instruments for two consecutive quarters, the Company has categorized derivative fair valuations at Level 2 of the fair value hierarchy. Transfers into and out of Level 3 of the fair value hierarchy are recognized at the end of each quarter when such categorization takes place.

Presented below is a summary of the gross fair value of the Company’s derivative contracts recorded on the consolidated balance sheets at fair value.

	Balance Sheet Location	Fair Value Asset		Balance Sheet Location	Fair Value (Liability)
(in $ millions)		December 31, 2013	December 31, 2012		December 31, 2013	December 31, 2012
Derivatives designated as hedging instruments:
Interest rate caps	Other non-current assets	8	—	Accrued expenses and other current liabilities	—	—

Derivatives not designated as hedging instruments:
Interest rate swaps	Other current assets	—	—	Accrued expenses and other current liabilities	—	(3)
Foreign currency contracts	Other current assets	3	10	Accrued expenses and other current liabilities	(1)	(1)
Foreign currency contracts	Other non-current assets	—	5	Other non-current liabilities	—	—

Total fair value of derivative assets (liabilities)		11	15		(1)	(4)

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

11.    Financial Instruments (Continued)

As of December 31, 2013, the notional amounts of the above derivative contracts were as follows:

(in $ millions)	Amount
Interest rate caps	2,330
Foreign currency options	219
Foreign currency forwards	158

The interest rate cap derivative contracts cover transactions for periods that do not exceed three years. All other contracts cover transactions for periods that do not exceed one year.

The following table provides a reconciliation of the movement in the net carrying amount of derivative financial instruments during the year ended December 31, 2013.

	For the Year Ended December 31,
(in $ millions)	2013	2012
Net derivative asset (liability)—opening balance	11	(37)
Loss for the period included in net loss	(7)	(4)
Loss for the period included in other comprehensive loss	(4)	—
Premium paid for interest rate cap derivative contracts	12	—
(Proceeds from) payments on settlement of foreign currency derivative contracts hedging debt instruments, net	(3)	42
Settlement of foreign currency derivative contracts and interest rate swaps, net	4	3
Termination of foreign currency derivative contracts (settlement pending)	(3)	7

Net derivative asset—closing balance	10	11

The Company paid $7 million in relation to certain foreign currency derivative contracts which were terminated in 2012 and included within accrued expenses and other current liabilities as at December 31, 2012. The Company paid $51 million and received $9 million in cash on settlement of foreign currency derivative contracts during the year ended December 31, 2012. The Company received $34 million in cash on settlement of foreign currency derivative contracts during the year ended December 31, 2011.

The significant unobservable inputs used to fair value the Company’s derivative financial instruments are probability of default of approximately 2%, and a recovery rate of 20%, which are applied to the Company’s credit default swap adjustments. A 10% change in the significant unobservable inputs will not have a material impact on the fair value of the derivative financial instruments as of December 31, 2013.

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

11.    Financial Instruments (Continued)

The table below presents the impact that changes in fair values of derivatives designated as hedges had on accumulated other comprehensive loss and net income (loss) during the year and the impact derivatives not designated as hedges had on net income (loss) during that year.

	Amount of Gain (Loss) Recognized in Other Comprehensive Loss			Location of Gain (Loss) Recorded in Income (Loss)	Amount of Gain (Loss) Recorded into Net Income (Loss)
	Year Ended December 31,				Year Ended December 31,
(in $ millions)	2013	2012	2011		2013	2012	2011
Derivatives designated as hedging instruments:
Interest rate caps	(4)	—	—	Interest expense, net	—	—	—
Interest rate swaps	—	—	—	Interest expense, net	—	—	(9)
Derivatives not designated as hedging instruments:
Interest rate swaps	N/A	N/A	N/A	Interest expense, net	(3)	(4)	(4)
Foreign exchange impact of cross currency swaps	N/A	N/A	N/A	Selling, general and administrative	—	—	14
Foreign currency contracts	N/A	N/A	N/A	Selling, general and administrative	(4)	—	(16)

					(7)	(4)	(15)

The table above includes (i) unrealized losses on interest rate caps held as of December 31, 2013, amounting to $4 million for the year ended December 31, 2013, and (ii) unrealized loss on foreign currency derivative contracts of $0 for the year ended December 31, 2013.

During 2010, the Company de-designated as hedges certain of its derivative contracts. The total loss in relation to these contracts of $9 million as of December 31, 2010 and included within accumulated other comprehensive income (loss) was recorded in income (loss) in the Company’s consolidated statement of operations over the year through December 31, 2011, in line with the hedged transactions affecting earnings.

Fair Value Disclosures for All Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, accounts payable and accrued expenses and other current liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The carrying value of cash held as collateral approximates to its fair value.

The fair values of the Company’s other financial instruments are as follows:

	Fair Value Hierarchy		December 31, 2013		December 31, 2012
(in $ millions)			Carrying Amount	Fair Value	Carrying Amount	Fair Value
Asset (liability)
Investment in Orbitz Worldwide	Level 1		19	349	—	133
Derivative assets	Level 2	(1)	11	11	15	15
Derivative liabilities	Level 2	(1)	(1)	(1)	(4)	(4)
Total debt	Level 2		(3,573)	(3,693)	(3,904)	(2,988)

(1)	Level 3 as of December 31, 2012

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

11.    Financial Instruments (Continued)

The fair value of the Company’s investment in Orbitz Worldwide, which is categorized within Level 1 of the fair value hierarchy, has been determined based on quoted prices in active markets.

The fair value of the Company’s total debt has been determined by calculating the fair value of term loans, Senior Notes, Senior Subordinated Notes and PIK Term Loans based on quoted prices obtained from independent brokers for identical debt instruments when traded as an asset and is categorized within Level 2 of the fair value hierarchy.

12.    Other Non-Current Liabilities

Other non-current liabilities consisted of:

(in $ millions)	December 31, 2013	December 31, 2012
Pension and post-retirement benefit liabilities	75	176
Income tax payable	23	23
Other	74	75

	172	274

13.    Employee Benefit Plans

Defined Contribution Savings Plan

The Company sponsors a US defined contribution savings plan that provides certain eligible employees of the Company an opportunity to accumulate funds for retirement. The Company matches the contributions of participating employees on the basis specified by the plan. The Company’s contributions to this plan were approximately $15 million, $10 million and $10 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Defined Benefit Pension and Other Post-Retirement Benefit Plans

The Company sponsors domestic non-contributory defined benefit pension plans, which cover certain eligible employees. The majority of the employees participating in these plans are no longer accruing benefits. Additionally, the Company sponsors contributory defined benefit pension plans in certain foreign subsidiaries with participation in the plans at the employee’s option. Under both the US domestic and foreign plans, benefits are based on an employee’s years of credited service and a percentage of final average compensation, or as otherwise described by the plan. As of December 31, 2013 and 2012, the aggregate accumulated benefit obligations of these plans were $581 million and $663 million, respectively.

The Company’s policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws, plus such additional amounts the Company determines to be appropriate. The Company also maintains other post-retirement health and welfare benefit plans for eligible employees of certain domestic subsidiaries.

The Company sponsors several defined benefit pension plans for certain employees located outside the United States. The aggregate benefit obligation for these plans was $81 million and $76 million as of December 31, 2013 and 2012, respectively, and the aggregate fair value of plan assets was $91 million and $79 million for December 31, 2013 and 2012, respectively.

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

13.    Employee Benefit Plans (Continued)

The Company uses a December 31 measurement date for its defined benefit pension and other post-retirement benefit plans. For such plans, the following tables provide a statement of funded status as of December 31, 2013 and 2012, and summaries of the changes in the benefit obligation and fair value of assets for the years then ended:

	Defined Benefit Pension Plans
(in $ millions)	Year Ended December 31, 2013	Year Ended December 31, 2012
Benefit obligation, beginning of year	663	614
Interest cost	24	25
Actuarial (gain) loss	(83)	44
Benefits paid	(24)	(24)
Currency translation adjustment	1	4

Benefit obligation, end of year	581	663

Fair value of plan assets, beginning of year	497	440
Return on plan assets	46	51
Employer contribution	3	26
Benefits paid	(24)	(24)
Currency translation adjustment	1	4

Fair value of plan assets, end of year	523	497

Funded status	(58)	(166)

The amount included in accumulated other comprehensive loss that has not been recognized as a component of net periodic benefit expense relating to unrecognized actuarial losses was $78 million and $184 million as of December 31, 2013 and 2012, respectively.

	Post-Retirement Benefit Plans
(in $ millions)	Year Ended December 31, 2013	Year Ended December 31, 2012
Benefit obligation, beginning of year	8	9
Actuarial gains	(1)	—
Benefits paid	—	(1)

Benefits obligation, end of year	7	8

Fair value of plan assets, beginning of year	—	—
Employer contribution	—	1
Benefits paid	—	(1)

Fair value of plan assets, end of year	—	—

Funded status	(7)	(8)

The amount included in accumulated other comprehensive loss that has not been recognized as a component of net periodic post-retirement benefit expense relating to unrecognized actuarial gains was $3 million and $2 million as of December 31, 2013 and 2012, respectively.

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

13.    Employee Benefit Plans (Continued)

The following table provides the components of net periodic benefit cost for the respective years:

	Defined Benefit Pension Plans
(in $ millions)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Interest cost	24	25	27
Expected return on plan assets	(34)	(31)	(31)
Recognized net actuarial loss	14	13	5

Net periodic benefit cost	4	7	1

	Post-Retirement Benefit Plans
(in $ millions)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Interest cost	—	—	1
Amortization of prior service cost	—	—	(4)
Recognized net actuarial gain	(1)	(4)	(1)

Net periodic benefit gain	(1)	(4)	(4)

The Company has utilized the following weighted average assumptions to measure the benefit obligation for the defined benefit pension plans and post-retirement benefit plans as of December 31, 2013 and 2012:

	December 31, 2013	December 31 2012
Defined Benefit Pension Plans
Discount rate	4.8%	3.6%
Expected long-term return on plan assets	7.0%	7.2%
Post-Retirement Benefit Plans
Discount rate	5.3%	3.8%

The weighted average expected long-term return on plan assets is based on a number of factors including historic plan asset returns over varying long-term periods, long-term capital markets forecasts, expected asset allocations, risk premiums for respective asset classes, expected inflation and other factors. The Company’s post-retirement benefit plans use an assumed health care cost trend rate of approximately 9% for 2013 reduced over eight years until a rate of 5% is achieved. The effect of a one-percentage point change in the assumed health care cost trend would not have a material impact on the net periodic benefit costs or the accumulated benefit obligations of the Company’s health and welfare plans.

The Company seeks to produce a return on investment for the plans which is based on levels of liquidity and investment risk that are prudent and reasonable, given prevailing market conditions. The assets of the plans are managed in the long-term interests of the participants and beneficiaries of the plans. The Company manages this allocation strategy with the assistance of independent diversified professional investment management organizations. The assets and investment strategy of the Company’s UK based defined plans are managed by an independent custodian. The Company’s investment strategy for its US defined benefit plan is to achieve a return

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

13.    Employee Benefit Plans (Continued)

sufficient to meet the expected near-term retirement benefits payable under the plan when considered along with the minimum funding requirements. The target allocation of plan assets is 50% in equity securities, 42% in fixed income securities and 8% to all other types of investments.

The fair values of the Company’s pension plan assets by asset category as of December 31, 2013 are as follows:

	Pension Plan Assets
($ in millions)	Level 1	Level 2	Total
Common & commingled trust funds(1)	—	414	414
Mutual funds(2)	98	—	98
Cash equivalents(3)	11	—	11

Total	109	414	523

The fair values of the Company’s pension plan assets by asset category as of December 31, 2012 are as follows:

	Pension Plan Assets
($ in millions)	Level 1	Level 2	Total
Common & commingled trust funds(1)	—	438	438
Mutual funds(2)	47	—	47
Cash equivalents(3)	12	—	12

Total	59	438	497

(1)	The underlying investments held in common & commingled trust funds are actively managed equity securities and fixed income investment vehicles that are valued at the net asset value per share provided by the fund administrator multiplied by the number of units held as of the measurement date.
(2)	Values of units are based on the closing price reported on the major market on which the investments are traded and provided by the fund administrator.
(3)	Cash equivalents comprise of money market funds.

The Company’s contributions to its defined benefit pension and post-retirement benefit plans are estimated to aggregate $6 million in 2014 as compared to actual contribution of $3 million in 2013. The increase in estimated contributions is as a result of a change in US pension funding regulations.

The Company estimates its defined benefit pension and other post-retirement benefit plans will pay benefits to participants as follows:

(in $ millions)	Defined Benefit Pension Plans	Post-Retirement Benefit Plans
2014	29	—
2015	32	—
2016	34	—
2017	37	1
2018	42	1
Five years thereafter	299	1

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

14.    Commitments and Contingencies

Commitments

Leases

The Company is committed to making rental payments under non-cancellable operating leases covering various facilities and equipment. Future minimum lease payments required under non-cancellable operating leases as of December 31, 2013 are as follows:

(in $ millions)	Amount
2014	13
2015	10
2016	8
2017	6
2018	5
Thereafter	19

61

During the years ended December 31, 2013, 2012 and 2011, the Company incurred total rental expenses of $18 million, $18 million and $19 million, respectively, primarily related to leases of office facilities.

Commitments under capital leases amounted to $107 million as of December 31, 2013, primarily related to information technology equipment.

Purchase Commitments

In the ordinary course of business, the Company makes various commitments to purchase goods and services from specific suppliers, including those related to capital expenditures. As of December 31, 2013, the Company had approximately $126 million of outstanding purchase commitments, primarily relating to service contracts for information technology, of which $46 million relates to the twelve months ending December 31, 2014. These purchase obligations extend through 2017.

Contingencies

Company Litigation

The Company is involved in various claims, legal proceedings and governmental inquiries related to contract disputes, business practices, intellectual property and other commercial, employment and tax matters. The Company believes it has adequately accrued for such matters as appropriate or, for matters not requiring accrual, believes they will not have a material adverse effect on its results of operations, financial position or cash flows based on information currently available. However, litigation is inherently unpredictable and although the Company believes its accruals are adequate and/or that it has valid defenses in these matters, unfavorable resolutions could occur, which could have a material effect on the Company’s results of operations or cash flows in a particular reporting period.

On March 12, 2013, the Company entered into an agreement to resolve its outstanding litigation with American Airlines and entered into a new long-term distribution agreement. This agreement was approved by the court overseeing the American Airlines bankruptcy proceedings on April 23, 2013.

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

14.    Commitments and Contingencies (Continued)

In connection with the completion of the Company’s comprehensive refinancing, on April 15, 2013, the holders of the Company’s Senior Notes and Senior Subordinated Notes agreed to waive and release all claims asserted and related to the Company’s 2011 debt restructuring. On April 16, 2013, the U.S. District Court for the Southern District of NY dismissed all claims and counterclaims relating to the litigation with prejudice.

Standard Guarantees/Indemnification

In the ordinary course of business, the Company enters into numerous agreements that contain standard guarantees and indemnities whereby the Company indemnifies another party for breaches of representations and warranties. In addition, many of these parties are also indemnified against any third-party claim resulting from the transaction that is contemplated in the underlying agreement. Such guarantees or indemnifications are granted under various agreements, including those governing (i) purchases, sales or outsourcing of assets or businesses, (ii) leases of real estate, (iii) licensing of trademarks, (iv) use of derivatives, and (v) issuances of debt securities. The guarantees or indemnifications issued are for the benefit of the (i) buyers in sale agreements and sellers in purchase agreements, (ii) landlords in lease contracts, (iii) licensees of the Company’s trademarks, (iv) financial institutions in derivative contracts, and (v) underwriters in debt security issuances. While some of these guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless subject to a legal statute of limitations). There are no specific limitations on the maximum potential amount of future payments the Company could be required to make under these guarantees, nor is the Company able to develop an estimate of the maximum potential amount of future payments to be made under these guarantees, as the triggering events are not subject to predictability and there is little or no history of claims against the Company under such arrangements. With respect to certain of the aforementioned guarantees, such as indemnifications of landlords against third-party claims for the use of real estate property leased by the Company, the Company maintains insurance coverage that mitigates any potential payments to be made.

15.    Equity

Description of Capital Stock

The Company has authorized share capital of 1,250,000,000 shares and has issued 761,025,573 shares, with a par value of $0.0002 per share. The share capital of the Company is divided into shares of a single class the holders of which, subject to the provisions of the bye-laws, are (i) entitled to one vote per share, (ii) entitled to such dividends as the Board may from time to time declare, (iii) in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, entitled to the surplus assets of the Company, and (iv) generally entitled to enjoy all of the rights attaching to shares.

The Board may, subject to the bye-laws and in accordance with Bermudan legislation, declare a dividend to be paid to the shareholders, in proportion to the number of shares held by them. Such dividend may be paid in cash and/or in kind and is subject to limitations under the Company’s debt agreements. No unpaid dividend bears interest. The Board may elect any date as the record date for determining the shareholders entitled to receive any dividend.

The Board may declare and make such other distributions to the members as may be lawfully made out of the assets of the Company. No unpaid distribution bears interest.

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

15.    Equity (Continued)

Shareholders’ Agreement

In October 2011, in connection with the restructuring of senior unsecured payment-in-kind (“PIK”) term loans, issued by the Company (the “Restructuring”), the PIK term loans lenders (the “New Shareholders”) received as partial consideration for the Restructuring, their pro-rata share of 40% of the fully diluted issued and outstanding equity of the Company. In April 2013 the remaining outstanding PIK term loans were exchanged for additional equity and unsecured debt. As of December 31, 2013 the New Shareholders own approximately 71% of the Company.

The Shareholders’ Agreement, among other things: (i) allows the New Shareholders to appoint two directors to the Company’s board of directors subject to certain conditions; (ii) restricts the Company’s ability to enter into certain affiliate transactions, authorize or issue new equity securities and amend the Company’s organizational documents without the consent of the New Shareholders; and (iii) allows holders of 2% or more of the outstanding equity of the Company to obtain additional information about the Company and certain of its parent companies.

Distributions to Parent

During the year ended December 31, 2011, the Company distributed capital of $92 million to its then parent company, Travelport Intermediate Limited, of which $83 million was a cash distribution and $9 million was distribution of a note receivable from TDS Investor (Cayman) L.P.

Accumulated Other Comprehensive Income (Loss)

Other comprehensive income (loss) represents certain components of revenues, expenses, gains and losses that are included in comprehensive income (loss), but are excluded from net income (loss). Other comprehensive income (loss) amounts are recorded directly as an adjustment to total equity (deficit), net of tax. Accumulated other comprehensive loss, net of tax, consisted of:

(in $ millions)	Currency Translation Adjustments	Unrealized Gain (Loss) on Equity Investments	Unrealized Gain (Loss) on Cash Flow Hedges	Unrecognized Actuarial Gain (Loss) on Defined Benefit Plans	Accumulated Other Comprehensive Income (Loss)
Balance as of January 1, 2011	73	(4)	(9)	(69)	(9)
Activity during period, net of tax of $(2)(1)	(81)	6	9	(101)	(167)

Balance as of December 31, 2011	(8)	2	—	(170)	(176)
Activity during period, net of tax of $1(1)	3	(3)	—	(13)	(13)

Balance as of December 31, 2012	(5)	(1)	—	(183)	(189)
Activity during period, net of tax of $2(1)	(5)	9	(4)	107	107

Balance as of December 31, 2013	(10)	8	(4)	(76)	(82)

(1)	The tax impact relates to unrecognized actuarial gain (loss) on defined benefit plans. For all other components of accumulated other comprehensive income (loss), the tax impact was $0 million for each of the years ended December 31, 2013, 2012 and 2011.

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

16.    Equity-Based Compensation

Worldwide Equity Plan

In December 2011, the Company introduced an equity-based long-term incentive program (the “2011 Equity Plan”) pursuant to which the key employees of the Company were granted shares and restricted share units (“RSUs”). Under this plan, the Board of Directors authorized the grant of 2.6 million shares and 0.8 million RSUs to the key employees of the Company. All of the shares and RSUs were recognized as granted for accounting purposes, with the shares vesting immediately and the RSUs vesting on January 1, 2014, dependent on continued service. The grant date fair value of each award under the 2011 Worldwide Equity Plan is based on a valuation of the total equity of the Company at the time of each grant of an award.

During the year ended December 31, 2013, the Board of Directors introduced an equity-based long-term incentive program (the “2013 Equity Plan”) whereby 84.1 million of awards were authorized to be granted to certain key employees of the Company. In May 2013, 75.7 million of RSUs were granted to employees, with two-thirds, or 50.5 million RSUs, vesting one-sixth semi-annually on April 15 and October 15 each year for a period of three years, if the employee continues to remain in employment. The balance of one-third or 25.2 million RSUs, vest on April 15, 2015 upon satisfaction of certain performance conditions. As the performance conditions have not been communicated to the employees, these 25.2 million RSUs have not been considered as granted for accounting purposes.

In June 2013, the Board of Directors authorized the grant of 4 million stock options to the Company’s Non-Executive Chairman, Douglas M. Steenland, which vest in April 2016. Of the options granted, 2 million options are subject to time-based vesting and the balance of 2 million options are subject to vesting upon achieving certain performance conditions. As the performance conditions have not been communicated only 2 million options which have time-based vesting have been considered as granted for accounting purposes. The stock options have a contractual life of five years from the date of grant. None of the stock options have vested or have become exercisable as of December 31, 2013.

The activity of the Company’s RSUs and stock options for the years ended December 31, 2013, 2012 and 2011 are presented below:

	Shares		Restricted Share Units		Options
(in millions, except per share, RSU or stock option fair value)	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Options	Weighted Average Grant Date Fair Value
Granted at fair market value	2.6	$1.85	0.8	$1.85	—	—
Net share settlement(1)	(0.7)	$1.85	—	—	—	—

Balance as of December 31, 2011	1.9	$1.85	0.8	$1.85	—	—
Vesting of restricted share units	0.2	$1.85	(0.2)	$1.85	—	—
Net share settlement(2)	(0.5)	$1.85	—	—	—	—
Forfeited	—	—	(0.1)	$1.85	—	—

Balance as of December 31, 2012	1.6	$1.85	0.5	$1.85	—	—
Granted at fair market value	—	—	50.8	$0.37	2.0	$0.12
Forfeited/cancelled	—	—	(1.2)	$0.37	—	—
Vesting of restricted share units	8.3	$0.37	(8.3)	$0.37	—	—
Net share settlement(3)	(3.5)	$0.37	—	—	—	—

Balance as of December 31, 2013	6.4	$1.45	41.8	$0.39	2.0	$0.12

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

16.    Equity-Based Compensation (Continued)

(1)	The Company completed net share settlements for 0.7 million shares in connection with employee taxable income created upon issuance of shares. The Company agreed to pay these taxes on behalf of the employees in return for the employees returning an equivalent value of shares.
(2)	The Company completed net share settlements for 0.5 million shares in connection with employee taxable income created upon issuance. The Company agreed to pay these taxes on behalf of the employees in return for the employees returning an equivalent value of shares.
(3)	The Company completed net share settlements for 3.5 million shares in connection with employee taxable income created upon issuance. The Company agreed to pay these taxes on behalf of the employees in return for the employees returning an equivalent value of shares.

Partnership Restricted Equity Units—Class A-2 Units

TDS Investor (Cayman) L.P., the partnership which prior to the comprehensive refinancing in April 2013, indirectly owned a majority shareholding in the Company (the “Partnership”), had an equity-based, long-term incentive program for the purpose of retaining certain key employees of the Company. Under this program, key employees of the Company were granted restricted equity units (“REUs”) and profit interests in the Partnership, where by REUs convert to Class A-2 units pursuant to the terms of the plan. During 2006, the Board of Directors of the Partnership approved the grant of up to approximately 120 million REUs for this incentive plan. The grant date fair value of each award under a plan within the program is based on a valuation of the total equity of the Partnership at the time of each grant of an award.

During 2013, the Board of Directors of the Partnership approved a grant of all the remaining outstanding authorized REUs in the Partnership under the plans, all of which vested during the year. As of December 31, 2013, none of the REUs remained outstanding or authorized for grant. All REUs either vested and were converted to Class A-2 units or have been cancelled and are no longer available for further grant.

The activity of the Company’s REUs for the years ended December 31, 2013, 2012 and 2011 is presented below:

	Restricted Equity Units (Class A-2 Units)
(in millions, except per REU fair value)	Number of shares	Weighted Average grant date fair value
Balance as of January 1, 2011	99.5	$2.20
Granted at fair market value(1)	1.7	$0.47
Net share settlement(2)	(2.2)	$0.88
Forfeited	(6.0)	$1.12

Balance as of December 31, 2011	93.0	$2.27
Granted at fair market value(3)	11.2	$0.11
Vesting of restricted share units	—	—
Net share settlement(4)	(1.9)	$0.11
Forfeited	(0.1)	$0.11

Balance as of December 31, 2012	102.2	$2.08
Granted at fair market value(5)	18.0	$0.06
Net share settlement(6)	(11.7)	$0.06
Forfeited	(0.7)	$0.06

Balance as of December 31, 2013	107.8	$1.97

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

16.    Equity-Based Compensation (Continued)

(1)	Consists of accelerated vesting of 1.6 million REUs under the 2009 Travelport Long-Term Incentive Plan with a fair value of $0.47 per unit and 0.1 million REUs under the 2010 Travelport Long-Term Incentive Plan due to the sale of the GTA business in May 2011.
(2)	The Company completed net share settlements for 2.2 million Partnership REUs in connection with employee taxable income created upon issuance of Class A-2 interests. The Company agreed to pay these taxes on behalf of the employees in return for the employees returning an equivalent value of REUs / Class A-2 interests.
(3)	Consists of (i) 8.6 million REUs under the 2009 Travelport Long-Term Incentive Plan, with immediate vesting, (ii) 2.5 million REUs under the 2010 Travelport Long-Term Incentive Plan, that vested on August 1, 2012, and (iii) 0.1 million REUs under the 2011 Travelport Long-Term Incentive Plan, that vested on August 1, 2012.
(4)	The Company completed net share settlements for 1.9 million Partnership REUs in connection with employees taxable income created upon issuance of Class A-2 interests. The Company agreed to pay these taxes on behalf of the employees in return for the employees returning an equivalent value of REUs / Class A-2 interests.
(5)	Consists of grant of 2.6 million REUs under the 2009 Travelport Long-Term Incentive Plan, 3.8 million REUs under the 2010 Travelport Long-Term Incentive Plan, 0.3 million REUs under the 2011 Travelport Long-Term Incentive Plan, all of which vested in 2013 and a grant and immediate vesting of 11.3 million of Class A-2 interests, all with a fair value of $0.06 per unit.
(6)	The Company completed net share settlements for 11.7 million Partnership REUs in connection with employee taxable income created upon issuance of Class A-2 interests. The Company agreed to pay these taxes on behalf of the employees in return for the employees returning an equivalent value of REUs/Class A-2 interests.

The table below sets out the equity-based compensation expense recognized in the consolidated financial statements:

(in $ millions)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
REUs	1	1	1
RSUs / Shares	5	1	5
Stock options*	—	—	—

Total equity-based compensation expense	6	2	6

*	Compensation expense for the year ended December 31, 2013 is less than $1 million

Compensation expense for the years ended December 31, 2013, 2012 and 2011 resulted in a credit to equity (deficit) on the Company’s consolidated balance sheet of $6 million, $2 million and $6 million, respectively, which was offset by a decrease of approximately $1 million, $1 million and $3 million, respectively, due to net share settlements as the cash payment of the taxes was effectively a repurchase of previously granted equity awards.

The Company expects the future equity-based compensation expense in relation to awards recognized for accounting purposes as being granted as of December 31, 2013 will be approximately $15 million based on the fair value of the RSUs and the stock options on the grant date.

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

17.    Earnings Per Share

The following table reconciles the numerators and denominators used in the computations of basic and diluted earnings (loss) per share:

(in $ millions, except share data)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Net loss from continuing operations	(207)	(299)	(211)
Net income (loss) attributable to noncontrolling interest in subsidiaries	(3)	—	3

Net loss from continuing operations attributable to the Company	(210)	(299)	(208)

Weighted-average number of common shares outstanding—Basic and Diluted	569,031,330	101,623,994	70,033,916
Loss per share from continuing operations—Basic and Diluted	$(0.37)	$(2.94)	$(2.97)

Basic earnings per share are based on the weighted average number of common shares outstanding during each period. Diluted earnings per share are based on the weighted average number of common shares outstanding and the effect of all dilutive common shares equivalents during each period. For the years ended December 31, 2013, 2012 and 2011, we had 44 million, 1 million and 1 million common share equivalents, respectively, primarily associated with the Company’s RSUs and stock options. As the Company recorded net loss from continuing operations for each period presented, all common share equivalents were excluded from the calculation of diluted earnings per share as their inclusion would have been antidilutive. As a result, basic and diluted earnings per share are equal for each period.

18.    Segment Information

The US GAAP measures which management and the Chief Operating Decision Maker (the “CODM”) use to evaluate the performance of the Company are net revenue and EBITDA, which is defined as income (loss) from continuing operations before equity in earnings (losses) of investment in Orbitz Worldwide, interest expense, gain (loss) on early extinguishment of debt, income taxes, and depreciation and amortization, each of which is presented in the Company’s consolidated statements of operations.

Although not presented here, the CODM also evaluates performance based on Adjusted EBITDA, which is net income (loss) adjusted for depreciation and amortization, interest, income taxes, gain (loss) on early extinguishment of debt, equity in earnings (losses) of investment in Orbitz Worldwide and excludes items management and the CODM view as outside the normal course of operations such as, costs associated with Travelport’s restructuring efforts, amortization of customer loyalty payments, non-cash equity-based compensation, litigation and related costs, and foreign currency gains (losses) on euro denominated debt and earnings hedges. Such adjustments are also excluded under Travelports’ debt covenants.

Reportable segments are determined based on the financial information which is available and utilized on a regular basis by the Company’s management and CODM to assess financial performance and to allocate resources. After the sale of the GTA business during the year ended December 31, 2011, the Company has one reportable segment.

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

18.    Segment Information (Continued)

The Company maintains operations in the United States, United Kingdom and other international territories. The geographic segment information provided below is classified based on geographic location of the Company’s subsidiaries:

(in $ millions)	United States	United Kingdom	All Other Countries	Total
Net Revenue
Year ended December 31, 2013	772	162	1,142	2,076
Year ended December 31, 2012	795	155	1,052	2,002
Year ended December 31, 2011	873	152	1,010	2,035
Long-Lived Assets (excluding financial instruments and deferred tax assets)
As of December 31, 2013	1,478	39	1,092	2,609
As of December 31, 2012	1,630	31	1,054	2,715
As of December 31, 2011	1,753	42	1,115	2,910

Net revenue by country is determined by the location code for the segment booking for transaction processing revenue and the domicile of the legal entity receiving the revenue for Airline IT Solutions revenue.

19.    Related Party Transactions

Transactions with Entities Related to Owners

Prior to comprehensive refinancing in April 2013, Blackstone was the ultimate controlling shareholder in the Company. Subsequent to the comprehensive refinancing, Blackstone continues to be a principal shareholder of the Company. Blackstone has ownership interests in a broad range of companies and has affiliations with other companies. The Company has entered into commercial transactions on an arms-length basis in the ordinary course of business with these companies, including the sale and purchase of goods and services. For example, prior to comprehensive refinancing in 2013 and during the year ended December 31, 2012, the Company recorded revenue of approximately $9 million and $23 million, respectively, from Hilton Hotels Corporation and $3 million and $9 million, respectively, from Wyndham Hotel Group, (both Hilton Hotels Corporation and Wyndham Hotel Group being Blackstone portfolio companies) in connection with booking fees received. Other than as described herein, none of these transactions or arrangements is of great enough value to be considered material.

During 2013 and 2012, the Company paid approximately $7 million and $2 million, respectively, to an affiliate of Blackstone for advisory and consulting services incurred in relation to refinancing transactions.

In December 2007, the Company received a notice from Blackstone and Technology Crossover Ventures (“TCV”) electing to receive, in lieu of annual monitoring fee payments, a lump sum advisory fee in consideration of the termination of the appointment of Blackstone and TCV to render services pursuant to the Transaction and Monitoring Fee Agreement (“TMFA”) as of the date of such notice. The Company recorded this fee as an expense in the Company’s consolidated statement of operations in 2007.

On May 8, 2008, the Company entered into a new TMFA with an affiliate of Blackstone and an affiliate of TCV, pursuant to which Blackstone and TCV render monitoring, advisory and consulting services to the Company. In 2011, 2012 and 2013, the Company made payments of approximately $5 million, $5 million and

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

19.    Related Party Transactions (Continued)

$6 million, respectively, under the new TMFA. Pursuant to the terms of the new agreement, the payments made in 2011 were credited against the advisory fee previously accrued in 2007. Future payments for monitoring, advisory and consulting services under this agreement will also be credited against this accrued advisory fee. In March 2013, in connection with the comprehensive refinancing, Blackstone and TCV agreed to a one-third reduction in the amount of fees that would be otherwise be payable under TMFA, and the Company has no obligation to pay the advisory fee until the Company’s outstanding indebtedness under the Second Lien Credit Agreement is repaid, refinanced or extended. As of December 31, 2011, 2012 and 2013, the outstanding advisory fee payable was $37 million, $32 million and $26 million, respectively.

Transactions with Orbitz Worldwide

During the years ended December 31, 2013, 2012 and 2011, the Company had transactions and balances with Orbitz Worldwide. These are presented in Note 4.

20.    Discontinued Operations

On May 5, 2011, the Company completed the sale of the GTA business to Kuoni and realized a gain of $312 million, net of tax in 2011. The results of operations of the GTA business are presented as discontinued operations in the Company’s consolidated statements of operations and consolidated statements of cash flows.

Summarized statements of operations data for the discontinued operations of the GTA business, excluding intercompany transactions, are as follows:

(in $ millions)	Year Ended December 31, 2013	Year Ended December 31, 2012	From January 1, 2011 to May 5, 2011
Net revenue	—	—	76
Operating expenses	—	—	86

Operating loss before income taxes	—	—	(10)
Benefit for income taxes	—	—	4

Loss from discontinued operations, net of tax	—	—	(6)
Gain from disposal of discontinued operations, net of tax of $0	4	7	312

Total income from discontinued operations, net of tax	4	7	306

In connection with the sale of the GTA business to Kuoni, the Company agreed to indemnify Kuoni up to May 2017 for certain potential tax liabilities relating to pre-sale events. An estimate of the Company’s obligations under those indemnities is included within other non-current liabilities on the Company’s consolidated balance sheet as of December 31, 2013 and 2012.

During 2013 and 2012, the Company settled certain of its obligations under those indemnities and realized a gain of $4 million and $7 million, respectively.

21.    Subsequent Events

On February 26, 2014, the Company, entered into separate, individually negotiated private exchange agreements with Morgan Stanley, certain funds and accounts managed by AllianceBernstein L.P. and certain

TRAVELPORT WORLDWIDE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions)

21.    Subsequent Events (Continued)

funds and accounts managed by P. Schoenfeld Asset Management LP to exchange $135 million at par into the Company’s subordinated debt for the Company’s common stock with par value of $0.0002 (the “Common Shares”) for a value of $1.55 per Common Share. The exchanges closed in early March 2014, and an aggregate of approximately 87 million Common Shares of the Company were issued in the exchanges, which brings the Company’s fully diluted shares outstanding to approximately 928 million.

On May 29, 2014, TDS Investor (Luxembourg) S.à.r.l., the Company’s wholly owned subsidiary, sold 8,625,000 shares of common stock of Orbitz Worldwide, Inc. in an underwritten public offering. The price paid to the Company for the shares was $6.237 per share, with aggregate net proceeds amounting to approximately $53.8 million. After giving effect to this sale, the Company owns 39,915,976 shares of common stock of Orbitz Worldwide, Inc., or 37%, of its outstanding common stock.

TRAVELPORT WORLDWIDE LIMITED

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

DECEMBER 31, 2013, 2012 AND 2011

	Balance at Beginning of Period	Charged to Expense or Other Accounts	Write-offs and Other Adjustments	Balance at End of Period
	(in $ millions)
Allowance for Doubtful Accounts:
Year Ended December 31, 2013	16	4	(7)	13
Year Ended December 31, 2012	22	4	(10)	16
Year Ended December 31, 2011	24	1	(3)	22

Valuation Allowance for Deferred Tax Assets:
Year Ended December 31, 2013	302	24	19	345
Year Ended December 31, 2012	323	48	(69)	302
Year Ended December 31, 2011	177	24	122	323

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Orbitz Worldwide, Inc.

Chicago, Illinois

We have audited the accompanying consolidated balance sheets of Orbitz Worldwide, Inc. and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income / (loss), cash flows, and shareholders’ equity/(deficit) for each of the three years in the period ended December 31, 2013. Our audits also included the financial statement schedule of Orbitz Worldwide, Inc. listed in the Index to Financial Statements on F-1. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Orbitz Worldwide, Inc. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

March 6, 2014

ORBITZ WORLDWIDE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Year Ended December 31,
	2013	2012	2011
Net revenue	$847,003	$778,796	$766,819
Cost and expenses:
Cost of revenue	154,403	147,840	139,390
Selling, general and administrative	280,418	260,253	270,617
Marketing	292,470	252,993	241,670
Depreciation and amortization	55,110	57,046	60,540
Impairment of goodwill and intangible assets	—	321,172	49,891
Impairment of property and equipment and other assets	2,636	1,417	—

Total operating expenses	785,037	1,040,721	762,108

Operating income/(loss)	61,966	(261,925)	4,711
Other income/(expense):
Net interest expense	(43,786)	(36,599)	(40,488)
Other income/(expense)	(18,100)	(41)	551

Total other expense	(61,886)	(36,640)	(39,937)

Income/(loss) before income taxes	80	(298,565)	(35,226)
Provision/(benefit) for income taxes	(165,005)	3,173	2,051

Net income/(loss)	$165,085	$(301,738)	$(37,277)

Net income/(loss) per share—basic:
Net income/(loss) per share	$1.53	$(2.86)	$(0.36)

Weighted-average shares outstanding	107,952,327	105,582,736	104,118,983

Net income/(loss) per share—diluted:
Net income/(loss) per share	$1.46	$(2.86)	$(0.36)

Weighted-average shares outstanding	113,072,679	105,582,736	104,118,983

See Notes to Consolidated Financial Statements

ORBITZ WORLDWIDE, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(in thousands)

	Year Ended December 31,
	2013	2012	2011
Net income/(loss)	$165,085	$(301,738)	$(37,277)
Other comprehensive income/(loss) (a):
Currency translation adjustment	7,802	(7,147)	(1,273)
Unrealized gain/(loss) on floating to fixed interest rate swaps (net of tax of $2,558, $0, and $0)	(2,282)	311	2,329

Other comprehensive income/(loss)	5,520	(6,836)	1,056

Comprehensive income/(loss)	$170,605	$(308,574)	$(36,221)

See Notes to Consolidated Financial Statements

ORBITZ WORLDWIDE, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31, 2013	December 31, 2012
Assets
Current assets:
Cash and cash equivalents	$117,385	$130,262
Accounts receivable (net of allowance for doubtful accounts of $1,186 and $903, respectively)	82,599	75,789
Prepaid expenses	17,113	11,018
Due from Travelport, net	12,343	5,617
Other current assets	13,862	3,072

Total current assets	243,302	225,758
Property and equipment (net of accumulated depreciation of $334,720 and $297,618)	116,145	132,544
Goodwill	345,388	345,388
Trademarks and trade names	90,398	90,790
Other intangible assets, net	89	830
Deferred income taxes, non-current	160,637	6,773
Restricted cash	118,761	24,485
Other non-current assets	32,966	7,746

Total Assets	$1,107,686	$834,314

Liabilities and Shareholders’ Equity/(Deficit)
Current liabilities:
Accounts payable	$16,432	$21,485
Accrued merchant payable	337,308	268,589
Accrued expenses	145,778	118,329
Deferred income	40,616	34,948
Term loan, current	13,500	24,708
Other current liabilities	4,324	5,365

Total current liabilities	557,958	473,424
Term loan, non-current	429,750	415,322
Tax sharing liability	61,518	70,912
Other non-current liabilities	16,738	17,319

Total Liabilities	1,065,964	976,977

Commitments and contingencies (see Note 9)
Shareholders’ Equity/(Deficit):
Preferred stock, $0.01 par value, 100 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value, 140,000,000 shares authorized, 108,397,627 and 105,119,044 shares issued, respectively	1,084	1,051
Treasury stock, at cost, 25,237 shares held	(52)	(52)
Additional paid-in capital	1,055,213	1,041,466
Accumulated deficit	(1,017,539)	(1,182,624)
Accumulated other comprehensive income/(loss) (net of accumulated tax benefit of $0 and $2,558, respectively)	3,016	(2,504)

Total Shareholders’ Equity/(Deficit)	41,722	(142,663)

Total Liabilities and Shareholders’ Equity/(Deficit)	$1,107,686	$834,314

See Notes to Consolidated Financial Statements

ORBITZ WORLDWIDE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2013	2012	2011
Operating activities:
Net income/(loss)	$165,085	$(301,738)	$(37,277)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	55,110	57,046	60,540
Impairment of goodwill and intangible assets	—	321,172	49,891
Impairment of property and equipment and other assets	2,636	1,417	—
Amortization of unfavorable contract liability	(3,580)	(6,717)	(1,678)
Non-cash net interest expense	14,959	13,251	15,008
Deferred income taxes	(167,479)	869	767
Stock compensation	12,913	7,566	8,521
Changes in assets and liabilities:
Accounts receivable	(7,906)	(12,549)	(7,073)
Due from Travelport, net	(6,735)	(1,624)	12,960
Accounts payable, accrued expenses and other current liabilities	20,209	(5,549)	20,738
Accrued merchant payable	66,814	28,065	1,358
Deferred income	5,130	8,429	(2,291)
Other	(3,913)	(2,579)	(3,618)

Net cash provided by operating activities	153,243	107,059	117,846

Investing activities:
Property and equipment additions	(39,302)	(47,026)	(44,059)
Changes in restricted cash	(93,965)	(16,812)	(3,471)

Net cash used in investing activities	(133,267)	(63,838)	(47,530)

Financing activities:
Payments on and retirement of term loans	(896,780)	(32,183)	(19,808)
Issuance of long-term debt, net of issuance costs	877,718	—	—
Employee tax withholdings related to net share settlements of equity-based awards	(6,472)	(2,179)	(1,628)
Proceeds from exercise of employee stock options	7,340	—	—
Payments on tax sharing liability	(16,765)	(15,408)	(8,847)
Payments on note payable	—	(231)	(228)

Net cash used in financing activities	(34,959)	(50,001)	(30,511)

Effects of changes in exchange rates on cash and cash equivalents	2,106	871	(856)

Net increase/(decrease) in cash and cash equivalents	(12,877)	(5,909)	38,949
Cash and cash equivalents at beginning of year	130,262	136,171	97,222

Cash and cash equivalents at end of year	$117,385	$130,262	$136,171

Supplemental disclosure of cash flow information:
Income tax payments, net	$1,454	$1,170	$1,342
Cash interest payments	$29,402	$26,635	$26,613
Non-cash investing activity:
Capital expenditures incurred not yet paid	$3,786	$2,309	$447

See Notes to Consolidated Financial Statements

ORBITZ WORLDWIDE, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT)

(in thousands, except share data)

					Additional Paid in Capital		Accumulated Other Comprehensive Income/(Loss)		Total Shareholders’ Equity/ (Deficit)
	Common Stock		Treasury Stock			Accumulated Deficit	Interest Rate Swaps	Foreign Currency Translation
	Shares	Amount	Shares	Amount
Balance at January 1, 2011	102,368,097	$1,023	(25,237)	$(52)	$1,029,215	$(843,609)	$(358)	$3,634	$189,853
Net loss	—	—	—	—	—	(37,277)	—	—	(37,277)
Amortization of equity-based compensation awards granted to employees, net of shares withheld to satisfy employee tax withholding obligations upon vesting	—	—	—	—	6,893	—	—	—	6,893
Common shares issued upon vesting of restricted stock units	1,446,672	15	—	—	(15)	—	—	—	—
Other comprehensive income/ (loss)	—	—	—	—	—	—	2,329	(1,273)	1,056

Balance at December 31, 2011	103,814,769	1,038	(25,237)	(52)	1,036,093	(880,886)	1,971	2,361	160,525
Net loss	—	—	—	—	—	(301,738)	—	—	(301,738)
Amortization of equity-based compensation awards granted to employees, net of shares withheld to satisfy employee tax withholding obligations upon vesting	—	—	—	—	5,386	—	—	—	5,386
Common shares issued upon vesting of restricted stock units	1,304,275	13	—	—	(13)	—	—	—	—
Other comprehensive income/(loss)	—	—	—	—	—	—	311	(7,147)	(6,836)

Balance at December 31, 2012	105,119,044	1,051	(25,237)	(52)	1,041,466	(1,182,624)	2,282	(4,786)	(142,663)
Net income	—	—	—	—	—	165,085	—	—	165,085
Amortization of equity-based compensation awards granted to employees, net of shares withheld to satisfy employee tax withholding obligations upon vesting	—	—	—	—	6,440	—	—	—	6,440
Common shares issued upon vesting of restricted stock units	1,517,989	15	—	—	(15)	—	—	—	—
Common shares issued upon lapse of restrictions on deferred stock units	314,865	4			(4)				—
Common shares issued upon exercise of stock options	1,445,729	14			7,326				7,340
Other comprehensive income/(loss)	—	—	—	—	—	—	(2,282)	7,802	5,520

Balance at December 31, 2013	108,397,627	$1,084	(25,237)	$(52)	$1,055,213	$(1,017,539)	$—	$3,016	$41,722

See Notes to Consolidated Financial Statements

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Organization and Basis of Presentation

Description of the Business

Orbitz, Inc. (“Orbitz”) was established in early 2000 by American Airlines, Inc., Continental Airlines, Inc., Delta Air Lines, Inc., Northwest Airlines, Inc. and United Air Lines, Inc. (the “Founding Airlines”). In November 2004, Orbitz was acquired by Cendant Corporation (“Cendant”), whose online travel distribution businesses included the HotelClub and RatesToGo brands (collectively referred to as “HotelClub”) and the CheapTickets brand. In February 2005, Cendant acquired ebookers Limited, an international online travel brand which currently has operations in 12 countries throughout Europe (“ebookers”).

On August 23, 2006, Travelport Limited (“Travelport”), which consisted of Cendant’s travel distribution services businesses, including the businesses that currently comprise Orbitz Worldwide, Inc., was acquired by affiliates of The Blackstone Group (“Blackstone”) and Technology Crossover Ventures. We refer to this acquisition as the “Blackstone Acquisition.”

Orbitz Worldwide, Inc. was incorporated in Delaware on June 18, 2007 and was formed to be the parent company of the business-to-consumer travel businesses of Travelport, including Orbitz, ebookers and HotelClub and the related subsidiaries and affiliates of those businesses. We are the registrant as a result of the completion of the initial public offering (the “IPO”) of 34,000,000 shares of our common stock on July 25, 2007. On April 15, 2013, following the completion of the Travelport refinancing plan (the “Travelport Refinancing”), Orbitz Worldwide, Inc. is no longer a “controlled company” as defined in Section 303A of the New York Stock Exchange listing rules. At December 31, 2013 and 2012, Travelport and investment funds that own and/or control Travelport’s ultimate parent company beneficially owned approximately 48% and 53% of our outstanding common stock, respectively.

Orbitz Worldwide, Inc. is a global online travel company (“OTC”) that uses innovative technology to enable leisure and business travelers to research, plan and book a broad range of travel products and services. Our brand portfolio includes Orbitz and CheapTickets in the Americas; ebookers in Europe; and HotelClub and RatesToGo based in Australia, which have operations globally (collectively referred to as “HotelClub”). We also own and operate Orbitz for Business, a corporate travel company, and Orbitz Partner Network group, which delivers private label travel solutions to a broad range of partners. We provide customers with the ability to book a wide array of travel products and services from suppliers worldwide, including air travel, hotels, vacation packages, car rentals, cruises, rail tickets, travel insurance and destination services such as ground transportation, event tickets and tours.

Basis of Presentation

The accompanying consolidated financial statements present the accounts of Orbitz, ebookers and HotelClub and the related subsidiaries and affiliates of those businesses, collectively doing business as Orbitz Worldwide, Inc. These entities became wholly-owned subsidiaries of ours as part of an intercompany restructuring that was completed on July 18, 2007 in connection with the IPO. Prior to the IPO, these entities had operated as indirect, wholly-owned subsidiaries of Travelport.

2.    Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”). All intercompany balances and transactions have been eliminated in the consolidated financial statements.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of our consolidated financial statements and related notes in conformity with GAAP requires us to make certain estimates and assumptions. Our estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to matters that require a significant level of judgment or are otherwise subject to an inherent degree of uncertainty.

Our significant estimates include elements of revenue recognition, the realization of deferred tax assets, amounts that may be due under the tax sharing agreement, impairment of long-lived assets, goodwill and indefinite-lived intangible assets, costs to be capitalized as well as the useful life of capitalized software, and contingent liabilities, including taxes related to hotel occupancy. Actual amounts may differ from these estimates.

Foreign Currency Translation

Balance sheet accounts of our operations outside of the United States are translated from foreign currencies into U.S. dollars at the exchange rates as of the consolidated balance sheet dates. Revenues and expenses are translated at average exchange rates during the period. Foreign currency translation gains or losses are included in accumulated other comprehensive income (loss) in shareholders’ equity. Gains and losses resulting from foreign currency transactions, which are denominated in currencies other than the entity’s functional currency, are included in our consolidated statements of operations.

Revenue Recognition

We recognize revenue when it is earned and realizable, when persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable, and collectability is reasonably assured. We have two primary types of contractual arrangements with our vendors, which we refer to herein as the “merchant” and “retail” models. Under both the merchant and retail models, we record revenue earned net of all amounts paid to our suppliers.

We provide customers the ability to book air travel, hotels, car rentals and other travel products and services through our various websites. These travel products and services are made available to our customers for booking on a stand-alone basis or as part of a vacation package.

Under the merchant model, we generate revenue for our services based on the difference between the total amount the customer pays for the travel product and the negotiated net rate plus estimated taxes that the supplier charges us for that product. Customers generally pay us for reservations at the time of booking. Initially, we record these customer receipts as accrued merchant payables and either deferred income or net revenue, depending on the travel product. In the merchant model: we do not take on credit risk with the customer since we are paid via a credit card processor while the cardholder’s issuing bank collects funds from the customer. However we are subject to charge-backs and fraud risk which we monitor closely; we have the ability to determine the price; we are not responsible for the actual delivery of the flight, hotel room or car rental; we take no inventory risk; we have no ability to determine or change the products or services delivered; and the customer chooses the supplier. Transaction related taxes are recorded net of any amounts received from customers.

We recognize net revenue under the merchant model when we have no further obligations to the customer. For merchant air transactions, this is at the time of booking. For merchant hotel transactions and merchant car

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    Summary of Significant Accounting Policies (Continued)

transactions, net revenue is recognized at the time of check-in or customer pick-up, respectively. The timing of revenue recognition is different for merchant air travel because our primary service to the customer is fulfilled at the time of booking.

We accrue for the cost of merchant hotel and merchant car transactions based on amounts we expect to be invoiced by suppliers. If we do not receive an invoice within a certain period of time, generally within six months, or the invoice received is less than the accrued amount, we reverse a portion of the accrued cost when we determine it is not probable that we will be required to pay the supplier, based on our historical experience and contract terms. This results in an increase in net revenue and a decrease to the accrued merchant payable.

Under the retail model, we pass reservations booked by our customers to the travel supplier for a commission. In the retail model: we do not take on credit risk with the customer; we are not the primary obligor with the customer; we have no latitude in determining pricing; we take no inventory risk; we have no ability to determine or change the products or services delivered; and the customer chooses the supplier.

We recognize net revenue under the retail model when the reservation is made, secured by a customer with a credit card and we have no further obligations to the customer. For air transactions, this is at the time of booking. For hotel transactions and car transactions, net revenue is recognized at the time of check-in or customer pick-up, respectively, net of an allowance for cancelled reservations. The timing of recognition is different for retail hotel and retail car transactions than for retail air travel because unlike air travel where the reservation is secured by a customer’s credit card at booking, car rental bookings and hotel bookings are not secured by a customer’s credit card until the pick-up date and check-in date, respectively. Allowances for cancelled reservations primarily relate to cancellations that do not occur through our websites, but instead occur directly through the supplier of the travel product. The amount of the allowance is determined based on our historical experience. The majority of commissions earned under the retail model are based upon contractual agreements.

Vacation packages offer customers the ability to book a combination of travel products. For example, travel products booked in a vacation package may include a combination of air travel, hotel and car rental reservations. We recognize net revenue for the entire package when the customer uses the reservation, which generally occurs on the same day for each travel product included in the vacation package.

Under both the merchant and retail models, we may, depending upon the brand and the travel product, charge our customers a service fee for booking their travel reservation. We recognize revenue for service fees at the time we recognize the net revenue for the corresponding travel product. We also may receive override commissions from suppliers if we meet certain contractual volume thresholds. These commissions are recognized when the amount of the commissions becomes fixed or determinable, which is generally upon notification by the respective travel supplier.

We utilize global distribution systems (“GDS”) services provided by Galileo, Worldspan and Amadeus IT Group. Under our GDS service agreements, we earn revenue in the form of an incentive payment for air, car and hotel segments that are processed through a GDS. Revenue is recognized for these incentive payments at the time the travel reservation is processed through the GDS, which is generally at the time of booking.

The Company issues credits in the form of points related to its loyalty programs. The value of points earned by loyalty program members is included in accrued liabilities and recorded as a reduction of revenue at the time the points are earned, based on the percentage of points that are projected to be redeemed.

The Company issued credits in the form of loyalty points related to a consumer price protection program. Prior to August 2012 the Company paid cash under this program. The Company reduced revenue when the liability was

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2.    Summary of Significant Accounting Policies (Continued)

identified whether paid in points or cash. In the fourth quarter of 2013, the Company discontinued the program. Also in the fourth quarter of 2013, the Company determined it had sufficient history to determine the number of points under the program that will not be redeemed and we recorded an immaterial adjustment to the liability.

We also generate other revenue, which is primarily composed of revenue from advertising, including sponsoring links on our websites, and travel insurance. Advertising revenue is derived primarily from the delivery of advertisements on our websites and is recognized either at the time of display of each individual advertisement, or ratably over the advertising delivery period, depending on the terms of the advertising contract. Revenues generated from sponsoring links are recognized upon notification from the alliance partner that a transaction has occurred. Travel insurance revenue is recognized when the reservation is made, secured by a customer with a credit card and we have no further obligations to the customer, which for travel insurance is at the time of booking.

Cost of Revenue

Cost of revenue is primarily composed of direct costs incurred to generate revenue, including costs to operate our customer service call centers, credit card processing fees and other costs, which include customer refunds and charge-backs, connectivity and other processing costs. These costs are generally variable in nature and are primarily driven by transaction volume.

Marketing Expense

Marketing expense is primarily composed of online marketing costs, such as search and banner advertising and affiliate commissions, and offline marketing costs, such as television, radio and print advertising. Online advertising expense is recognized based on the terms of the individual agreements, based on the ratio of actual impressions to contracted impressions, pay-per-click, or on a straight-line basis over the term of the contract. Offline marketing expense is recognized in the period in which it is incurred. Our online marketing costs are significantly greater than our offline marketing costs.

Income Taxes

Our provision for income taxes is determined using the asset and liability method. Under this method, deferred tax assets and liabilities are calculated based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using the combined federal and state or foreign effective tax rates that are applicable to us in a given year. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The deferred tax assets are recorded net of a valuation allowance when, based on the weight of available evidence, we believe it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. The realization of the deferred tax assets, net of a valuation allowance, is primarily dependent on estimated future taxable income. A change in our estimate of future taxable income may require an increase or decrease to the valuation allowance.

Derivative Financial Instruments

We measure derivatives at fair value and recognize them in our consolidated balance sheets as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. For our derivatives designated as fair value hedges, if any, the changes in the fair value of both the derivative instrument and the hedged item are recorded in earnings. For our derivatives designated as cash flow hedges, the effective portions

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    Summary of Significant Accounting Policies (Continued)

of changes in fair value of the derivative are reported in other comprehensive income and are subsequently reclassified into earnings when the hedged item affects earnings. Changes in fair value of derivative instruments not designated as hedging instruments, and ineffective portions of hedges, are recognized in earnings in the current period.

We manage interest rate exposure by utilizing interest rate swaps to achieve a desired mix of fixed and variable rate debt. As of December 31, 2013 we had two interest rate swaps outstanding that will substantially convert $200.0 million of the term loan facility from a variable to a fixed interest rate once they become effective (see Note 12—Derivative Financial Instruments). We will pay a fixed interest rate on the notional amount and in exchange receive a variable interest rate based on the one-month LIBOR rate.

We have entered into foreign currency contracts to manage exposure to changes in foreign currencies associated with receivables, payables and intercompany transactions. These foreign currency contracts did not qualify for hedge accounting treatment. As a result, the changes in fair values of the foreign currency contracts were recorded in selling, general and administrative expense in our consolidated statements of operations.

We do not enter into derivative instruments for speculative or trading purposes. We require that the hedges or derivative financial instruments be effective in managing the interest rate risk or foreign currency risk exposure that they are designated to hedge. Hedges that qualify for hedge accounting are formally designated as such at the inception of the contract. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, resulting in some ineffectiveness, the change in the fair value of the derivative instrument will be included in earnings. Additionally, any derivative instrument used for risk management that becomes ineffective is marked-to-market each period. We believe that our credit risk has been mitigated by entering into these agreements with major financial institutions. Net interest differentials to be paid or received under our interest rate swaps are included in interest expense as incurred or earned.

Concentration of Credit Risk

Our cash and cash equivalents and foreign exchange contracts are potentially subject to concentration of credit risk. We maintain cash and cash equivalent balances with financial institutions that are in excess of Federal Deposit Insurance Corporation insurance limits or that are deposited in foreign institutions.

Additionally, we employ forward foreign exchange contracts to hedge our exposure to foreign currency fluctuations. At the maturity of these forward contracts, the counterparties are obligated to pay settlement values.

Cash and Cash Equivalents

We consider cash and highly liquid investments, such as money market funds, with an original maturity of three months or less to be cash and cash equivalents. Cash and cash equivalents are stated at cost, which approximates or equals fair value due to their short-term nature.

Allowance for Doubtful Accounts

Our accounts receivable are reflected in our consolidated balance sheets net of an allowance for doubtful accounts. We provide for estimated bad debts based on our assessment of our ability to realize receivables, considering historical collection experience, the general economic environment and specific customer information. When we determine that a receivable is not collectible, the account is charged to expense in our

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2.    Summary of Significant Accounting Policies (Continued)

consolidated statements of operations. Bad debt expense is recorded in selling, general and administrative expense in our consolidated statements of operations. We recorded bad debt expense of $0.6 million and $0.3 million for the years ended December 31, 2013 and 2011, respectively. Bad debt expense was not significant for the year ended December 31, 2012.

Property and Equipment, Net

Property and equipment is recorded at cost, net of accumulated depreciation. We depreciate property and equipment over their estimated useful lives using the straight-line method. The estimated useful lives by asset category are:

Asset Category	Estimated Useful Life
Leasehold improvements	Shorter of asset’s useful life or non-cancellable lease term
Capitalized software	3 - 10 years
Furniture, fixtures and equipment	3 - 7 years

We capitalize the costs of software developed for internal use when the preliminary project stage of the application has been completed and it is probable that the project will be completed and used to perform the function intended. Depreciation commences when the software is placed into service.

We evaluate the recoverability of the carrying value of our long-lived assets, including property and equipment and finite-lived intangible assets, when circumstances indicate that the carrying value of those assets may not be fully recoverable. This analysis is performed by comparing the carrying values of the assets to the expected undiscounted future cash flows to be generated from these assets, including estimated sales proceeds when appropriate. If this analysis indicates that the carrying value of an asset is not recoverable, the carrying value is reduced to fair value through an impairment charge in our consolidated statements of operations.

Goodwill, Trademarks and Other Intangible Assets

Goodwill represents the excess of the purchase price over the estimated fair value of the underlying assets acquired and liabilities assumed in the acquisition of a business. We assign goodwill to reporting units that are expected to benefit from the business combination as of the acquisition date. Goodwill is not subject to amortization.

Our indefinite-lived intangible assets include our trademarks and trade names, which are not subject to amortization. Our finite-lived intangible assets primarily include our customer and vendor relationships and are amortized over their estimated useful lives, generally 4 to 8 years, using the straight-line method. Our intangible assets relate to the acquisition of entities accounted for using the purchase method of accounting and are estimated by management based on the fair value of assets received.

We assess the carrying value of goodwill and other indefinite-lived intangible assets for impairment annually or more frequently whenever events occur and circumstances change indicating potential impairment. We perform our annual impairment testing of goodwill and other indefinite-lived intangible assets as of December 31.

We assess goodwill for possible impairment using a two-step process. The first step identifies if there is potential goodwill impairment. If the step one analysis indicates that impairment may exist, a step two analysis is

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2.    Summary of Significant Accounting Policies (Continued)

performed to measure the amount of the goodwill impairment, if any. Goodwill impairment exists when the estimated fair value of goodwill is less than its carrying value. If impairment exists, the carrying value of the goodwill is reduced to fair value through an impairment charge in our consolidated statements of operations.

For purposes of goodwill impairment testing, we estimate the fair value of our reporting units to which goodwill is allocated using generally accepted valuation methodologies, including market and income based approaches, and relevant data available through and as of the testing date. The market approach is a valuation method in which fair value is estimated based on observed prices in actual transactions and on asking prices for similar assets. Under the market approach, the valuation process is essentially that of comparison and correlation between the subject asset and other similar assets. The income approach is a method in which fair value is estimated based on the cash flows that an asset could be expected to generate over its useful life, including residual value cash flows. These cash flows are then discounted to their present value equivalents using a rate of return that accounts for the relative risk of not realizing the estimated annual cash flows and for the time value of money. Variations of the income approach are used to estimate certain of the intangible asset fair values.

We assess our trademarks and trade names for impairment by comparing their carrying values to their estimated fair values. Impairment exists when the estimated fair value of the trademark or trade name is less than its carrying value. If impairment exists, then the carrying value is reduced to fair value through an impairment charge in our consolidated statements of operations. We use an income based valuation approach to estimate fair values of the relevant trademarks and trade names.

Restricted Cash

In order to collateralize letters of credit and similar instruments, as well as for other general business purposes, we have funds deposited as restricted cash.

Tax Sharing Liability

We have a liability included in our consolidated balance sheets that relates to a tax sharing agreement between Orbitz and the Founding Airlines. The agreement governs the allocation of tax benefits resulting from a taxable exchange that took place in connection with the Orbitz initial public offering in December 2003 (“Orbitz IPO”). As a result of this taxable exchange, the Founding Airlines incurred a taxable gain. The taxable exchange caused Orbitz to have additional future tax deductions for depreciation and amortization due to the increased tax basis of its assets. The additional tax deductions for depreciation and amortization may reduce the amount of taxes we are required to pay in future years. For each tax period during the term of the tax sharing agreement, we are obligated to pay the Founding Airlines a significant percentage of the amount of the tax benefit realized as a result of the taxable exchange. The tax sharing agreement commenced upon consummation of the Orbitz IPO and continues until all tax benefits have been utilized.

We use discounted cash flows in calculating and recognizing the tax sharing liability. We review the calculation of the tax sharing liability on a quarterly basis and make revisions to our estimated timing of payments when appropriate. We also assess whether there are any significant changes, such as changes in the amount of payments and tax rates that could materially affect the present value of the tax sharing liability. Although the expected gross remaining payments that may be due under this agreement were $107.1 million as of December 31, 2013, the timing and amount of payments may change. Any changes in timing of payments are recognized prospectively as accretions to the tax sharing liability in our consolidated balance sheets and non-cash interest expense in our consolidated statements of operations. Any changes in the estimated amount of payments are recognized in selling, general and administrative expense in our consolidated statements of operations.

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2.    Summary of Significant Accounting Policies (Continued)

Equity-Based Compensation

We measure equity-based compensation cost at fair value and recognize the corresponding compensation expense over the service period during which awards are expected to vest. Performance-based compensation is amortized on a graded basis over the requisite service period of each vesting tranche. We include equity-based compensation in selling, general and administrative expense in our consolidated statements of operations. The fair value of restricted stock and restricted stock units is determined based on the average of the high and low price of our common stock on the date of grant. The fair value of stock options is determined on the date of grant using the Black-Scholes valuation model. The amount of equity-based compensation expense recorded each period is net of estimated forfeitures based on historical forfeiture rates.

Hotel Occupancy Taxes

Some states and localities impose a tax on the use or occupancy of hotel accommodations (“hotel occupancy tax”). Generally, hotels collect hotel occupancy tax based on the amount of money they receive for renting their hotel rooms and remit the tax to the appropriate taxing authorities. Using the travel services our websites offer, customers are able to make hotel room reservations. While applicable tax laws vary among different taxing jurisdictions, we generally believe that these laws do not require us to collect and remit hotel occupancy tax on the compensation that we receive for our travel services. Some tax authorities have initiated lawsuits or administrative proceedings asserting that we are required to collect and remit hotel occupancy tax on the amount of money we receive from customers for facilitating their reservations. The ultimate resolution of these lawsuits and proceedings in all jurisdictions cannot be determined at this time. We establish an accrual for legal proceedings (tax or otherwise) when we determine that a loss is both probable and can be reasonably estimated. See Note 9—Commitments and Contingencies.

Recently Issued Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-11- Balance Sheet (Topic 210) containing new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. In January 2013, the FASB issued ASU 2013-01- Balance Sheet (Topic 210) clarifying the scope of disclosures about offsetting assets and liabilities. The guidance is effective for annual and interim periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The adoption ASU 2011-11 and 2013-01 did not have an effect on our consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU 2013-02 improves the reporting of reclassifications out of accumulated other comprehensive income by requiring an entity to report their corresponding effect(s) on net income. The adoption of this guidance did not have an effect on our consolidated financial position, results of operations, or cash flows.

In July 2013, the FASB issued ASU No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”, to improve consistency of financial statement presentation. The guidance states that any unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This pronouncement is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. We expect

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2.    Summary of Significant Accounting Policies (Continued)

that this guidance will impact the presentation of our consolidated balance sheet by requiring us to present a deferred tax asset and deferred tax liability on a stand-alone and gross basis as opposed to net basis, as has been done historically.

3.    Property and Equipment, Net

Property and equipment, net, consisted of the following:

	December 31, 2013	December 31, 2012
	(in thousands)
Capitalized software	$336,376	$322,466
Furniture, fixtures and equipment	83,800	81,516
Leasehold improvements	14,047	13,873
Construction in progress	16,642	12,307

Gross property and equipment	450,865	430,162
Less: accumulated depreciation	(334,720)	(297,618)

Property and equipment, net	$116,145	$132,544

We recorded depreciation expense related to property and equipment in the amount of $54.4 million, $55.3 million and $57.0 million for the years ended December 31, 2013, 2012 and 2011, respectively.

There were no assets subject to capital leases at December 31, 2013 or 2012.

As a result of our decision during the first quarter of 2013 to exit the Away Network business, we recorded a $2.6 million non-cash charge to impair property and equipment associated with that business. This charge was included in Impairment of property and equipment and other assets in our consolidated statement of operations.

4.    Goodwill and Intangible Assets

The changes in the carrying amount of goodwill during the years ended December 31, 2013 and 2012 were as follows:

Amount
(in thousands)
Balance at January 1, 2012, net of accumulated impairment of $530,714	$647,300
Impairment	(301,912)

Balance at December 31, 2012, net of accumulated impairment of $832,626	345,388

Balance at December 31, 2013, net of accumulated impairment of $832,626	$345,388

Trademarks and trade names, which are not subject to amortization, totaled $90.4 million and $90.8 million as of December 31, 2013 and 2012.

Impairment of Goodwill and Trademarks and Trade Names

We estimate the fair value of our reporting units to which goodwill is allocated using generally accepted valuation methodologies, including market and income based approaches, and relevant data available through

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.    Goodwill and Intangible Assets (Continued)

and as of December 31. We use the income based approach to estimate the fair value of our reporting units that have goodwill balances and use the market approach to corroborate these estimates. We considered the market approach from a reasonableness standpoint by comparing the multiples of guideline companies with the implied multiples from the income based approach, and we also consider our market capitalization to assess reasonableness of the income based approach valuations. The key assumptions we use in determining the estimated fair value of our reporting units are the terminal growth rates, forecasted cash flows and the discount rates.

At December 31 we used an income based valuation approach to separately estimate the fair values of all of our trademarks and trade names and compared those estimates to the respective carrying values. The key assumptions we use in determining the estimated fair value of our trademarks and trade names are the terminal growth rates, forecasted revenues, assumed royalty rates and discount rates. Significant judgment is required to select these inputs based on observed market data.

2013

As of the year ended December 31, 2013, we performed our annual impairment test of goodwill, trademarks and trade names. In connection with our annual impairment test as of December 31, 2013, no impairment was identified as the fair value of the reporting units exceeded the carrying value.

2012

As of the year ended December 31, 2012, we performed our annual impairment test of goodwill, trademarks and trade names.

In connection with our annual impairment test as of December 31, 2012, and as a result of lower than expected performance and future cash flows for the Americas reporting unit, we recorded a non-cash impairment charge of $319.5 million during the year ended December 31, 2012, of which $301.9 million was related to the goodwill of the Americas reporting unit and $17.6 million was related to the trademarks and trade names associated with Orbitz and CheapTickets. These charges were included in impairment of goodwill and intangible assets in our consolidated statements of operations.

2011

During the year ended December 31, 2011, we performed our annual impairment test of goodwill and trademark and trade names as of October 1, 2011 and December 31, 2011.

We estimated the fair value of our reporting units to which goodwill is allocated using generally accepted valuation methodologies, including market and income based approaches, and relevant data available through and as of October 1, 2011. We used the income based approach to estimate the fair value of our reporting units that had goodwill balances and used the market approach to corroborate these estimates. We considered the market approach from a reasonableness standpoint by comparing the multiples of guideline companies with the implied multiples from the income based approach, and we also considered our market capitalization to assess reasonableness of the income based approach valuations. The key assumptions used in determining the estimated fair value of our reporting units were the terminal growth rates, forecasted cash flows and the discount rates.

We used an income based valuation approach to separately estimate the fair values of all of our trademarks and trade names as of October 1, 2011 and compared those estimates to the respective carrying values. The key

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.    Goodwill and Intangible Assets (Continued)

assumptions used in determining the estimated fair value of our trademarks and trade names were the terminal growth rates, forecasted revenues, assumed royalty rates and discount rates. Significant judgment was required to select these inputs based on observed market data.

In connection with our annual impairment test as of October 1, 2011, and as a result of lower than expected performance and future cash flows for Orbitz and HotelClub, we recorded a non-cash impairment charge of $49.9 million during the year ended December 31, 2011, of which $29.8 million was related to the goodwill of HotelClub and $20.1 million was related to the trademarks and trade names associated with Orbitz and HotelClub. These charges were included in impairment of goodwill and intangible assets in our consolidated statements of operations.

During the year ended December 31, 2011, we changed our annual testing date from October 1 to December 31. In connection with our annual impairment test as of December 31, 2011, which utilized the same approach as our October 1, 2011 analysis, no further impairment was identified.

Finite-Lived Intangibles

Finite-lived intangible assets consisted of the following:

	December 31, 2013			December 31, 2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in thousands)			(in thousands)
Vendor relationships	$4,693	$(4,604)	$89	$5,447	$(4,617)	$830

Total finite-lived intangible assets	$4,693	$(4,604)	$89	$5,447	$(4,617)	$830

In 2012, we recorded a non-cash impairment charge of $1.6 million related to finite-lived intangible assets. This charge was included in impairment of goodwill and intangible assets in our consolidated statements of operations. There are no significant finite-lived intangible assets remaining.

For the years ended December 31, 2013, 2012 and 2011, we recorded amortization expense related to finite-lived intangible assets in the amount of $0.7 million, $1.7 million and $3.5 million, respectively. These amounts were included in depreciation and amortization expense in our consolidated statements of operations.

The estimated amortization expense related to our finite-lived intangible assets will be less than $0.1 million and $0.0 million for the years ended December 31, 2014 and 2015, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.    Accrued Expenses

Accrued expenses consisted of the following:

	December 31, 2013	December 31, 2012
	(in thousands)
Advertising and marketing	$37,612	$30,530
Tax sharing liability (see Note 7)	18,673	15,226
Employee costs	33,315	13,026
Contract exit costs(a)	11,371	10,939
Professional fees	10,294	10,425
Customer service costs	7,020	9,906
Technology costs	7,142	7,017
Customer refunds	5,669	5,383
Customer incentive costs	6,974	4,704
Unfavorable contracts (see Note 8)	—	3,580
Airline rebates	3,323	3,428
Other	4,385	4,165

Total accrued expenses	$145,778	$118,329

(a)	In connection with the early termination of an agreement with Trilegiant Corporation (now Affinion Group) in 2007, we accrued termination payments for the period from January 1, 2008 to December 31, 2016. At December 31, 2013 and 2012, the liability’s carrying value of $11.7 million was included in our consolidated balance sheets, $11.4 million of which was included in accrued expenses and $0.3 million of which was included in other non-current liabilities at December 31, 2013, and $10.9 million of which was included in accrued expenses and $0.8 million of which was included in other non-current liabilities at December 31, 2012.

6.    Term Loan and Revolving Credit Facility

On March 25, 2013, we entered into a $515.0 million senior secured credit agreement composed of a $65.0 million revolving credit facility maturing September 25, 2017 (the “Revolver”) and $450.0 million in term loans. We used $400.0 million of proceeds from the term loans, along with cash on hand, to repay the balance outstanding under the 2007 Credit Agreement (described below) and to pay certain fees and expenses incurred in connection with the $515.0 million senior secured credit agreement. In addition, $50.0 million of proceeds from the term loans were placed in restricted accounts to cash collateralize certain letters of credit and similar instruments and are included in restricted cash on our Consolidated Balance Sheet. Term loans included under the $515.0 million senior secured credit agreement were refinanced and amended on May 24, 2013 (“the Amendment”).

Following the Amendment, the $515.0 million senior secured credit facility (the “Credit Agreement”) consists of a $100.0 million term loan (“Tranche B Term Loan”) maturing September 25, 2017, a $350.0 million term loan (“Tranche C Term Loan”) maturing March 25, 2019 (collectively, the “Term Loans”) and the Revolver.

The Amendment provides for the Tranche B Term Loan in an aggregate principal amount of $100.0 million, reduced from $150.0 million before the Amendment, and the Tranche C Term Loan in an aggregate principal amount of $350.0 million, increased from $300.0 million before the Amendment. Net proceeds from the Amendment were used to refinance the term loans previously issued on March 25, 2013 in their entirety. The Amendment reduced the interest rates on the Tranche B and Tranche C Term Loans by 2.50% per annum and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.    Term Loan and Revolving Credit Facility (Continued)

2.00% per annum, respectively, or, to the extent that the Eurocurrency Rate floor is applicable, 2.75% per annum and 2.25% per annum, respectively. The interest rate on both tranches may be reduced by an additional 0.25% depending on the senior secured leverage ratio (as defined in the Amendment). In addition, the Eurocurrency Rate floor has been reduced by 0.25%, from 1.25% per annum to 1.00% per annum.

Term Loan

The Tranche B Term Loan bears interest at a variable rate, at our option, of the Eurocurrency Rate plus a margin of 3.50% per annum, or the Base Rate plus 2.50% per annum. The Tranche C Term Loan bears interest at a variable rate, at our option, of the Eurocurrency Rate plus 4.75% per annum or the Base Rate plus 3.75% per annum. The Eurocurrency Rate is equal to the LIBOR rate as determined by the British Bankers Association (adjusted for any applicable statutory reserves as defined in the Credit Agreement) and with respect to the Term Loans shall not be less than 1.00% per annum. The Base Rate for any day is equal to the greater of (a) the Fed Funds Rate in effect plus 0.50%, (b) the Credit Suisse AG prime rate, and (c) the one-month Eurocurrency Rate.

The Tranche B and Tranche C Term Loans are payable in quarterly installments of $2.5 million and $0.875 million, respectively, beginning September 30, 2013, with the final installment of the remaining outstanding balance due at the applicable maturity date with respect to such Term Loans. In addition, we are required, subject to certain exceptions, to make payments on the Term Loans (a) annually in the first quarter of each fiscal year in an amount of 50% (which percentage will be reduced to 25% and 0% subject to achieving certain first lien leverage ratios) of the prior year’s excess cash flow, as defined in the Credit Agreement, (b) in an amount of 100% of net cash proceeds from asset sales subject to certain reinvestment rights and (c) in an amount of 100% of net cash proceeds of any issuance of debt other than debt permitted to be incurred under the Credit Agreement. Due to seasonality, there is no excess cash flow payment required to be made from our excess cash flow in the first quarter of 2014 for the period July 1, 2013 to December 31, 2013. The potential amount of prepayment from excess cash flow that may be required beyond the first quarter of 2014 is not reasonably estimable as of December 31, 2013.

The changes in the Term Loan during the years ended December 31, 2013 and 2012 were as follows:

Amount
(in thousands)
Balance at January 1, 2012 (current and non-current)	$472,213
Payment from excess cash flow under the 2007 Credit Agreement	(32,183)

Balance at December 31, 2012 (current and non-current)	440,030

Payment from excess cash flow under the 2007 Credit Agreement	(24,708)
Repayment of term loan under the 2007 Credit Agreement	(415,322)

Balance per 2007 Credit Agreement	—

Proceeds from issuance of term loans	450,000
Prepayment of term loans pursuant to the Amendment	(450,000)
Proceeds from issuance of Term Loans pursuant to the Amendment	450,000
Scheduled principal payments of Term Loans	(6,750)

Balance at December 31, 2013 (current and non-current)	$443,250

At December 31, 2013, the Term Loans had a variable interest rate based on LIBOR rates, resulting in a weighted-average interest rate of 5.48%, excluding the impact of the amortization of debt issuance costs and interest rate swaps (see Note 12 - Derivative Financial Instruments).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.    Term Loan and Revolving Credit Facility (Continued)

The table below shows the aggregate maturities of the Term Loans over the remaining term of the Credit Agreement, excluding any mandatory prepayments that could be required under the Term Loans.

Year	(in thousands)
2014	$13,500
2015	13,500
2016	13,500
2017	68,500
2018	3,500
Thereafter	330,750

Total	$443,250

Revolver

The Revolver provides for borrowings and letters of credit up to $65.0 million, through which our revolving lenders have agreed to issue up to $55.0 million in letters of credit. The Revolver bears interest at a variable rate, at our option, of the Eurocurrency Rate plus a margin of 5.50% per annum or the Base Rate plus a margin of 4.50% per annum. The margin is subject to step down by 0.25% per annum based on our total leverage ratio, as defined in the Credit Agreement. We pay a letter of credit fee in the amount of the Eurocurrency Rate on all outstanding letters of credit and we incur a facility fee of 0.50% per annum on all loans, letters of credit and any unused amounts on the Revolver. At December 31, 2013, there were no outstanding borrowings or letters of credit issued under the Revolver.

Credit Agreement Terms

The Term Loan and Revolver are both secured by substantially all of our domestic subsidiaries’ tangible and intangible assets, including a pledge of 100% of the outstanding capital stock or other equity interests of substantially all of our direct and indirect domestic subsidiaries and 65% of the capital stock or other equity interests of certain of our foreign subsidiaries, subject to certain exceptions. The Term Loan and Revolver are also guaranteed by substantially all of our domestic subsidiaries.

The Credit Agreement contains various customary restrictive covenants that limit our ability to, among other things: incur additional indebtedness or enter into guarantees; enter into sale/leaseback transactions; make investments, loans or acquisitions; grant or incur liens on our assets; sell our assets; engage in mergers, consolidations, liquidations or dissolutions; engage in transactions with affiliates; and make restricted payments.

The Credit Agreement requires us to maintain a minimum cash interest coverage ratio and not to exceed a maximum first lien leverage ratio, each as defined in the Credit Agreement. The minimum cash interest coverage ratio that we are required to maintain for the term of the Credit Agreement is 2.5 to 1. The maximum first lien leverage ratio that we were required not to exceed was 4.25 to 1 at December 31, 2013. As of December 31, 2013, we were in compliance with all financial covenants of the Credit Agreement.

We incurred an aggregate of $16.7 million of debt issuance costs to obtain the Credit Agreement in March 2013 ($16.2 million remained unamortized at the time of the Amendment) and a $4.5 million prepayment penalty in connection with the Amendment. Due to the nature and terms of the Amendment, $18.1 million of unamortized fees and the prepayment penalty were expensed at the time of the Amendment and are included in

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.    Term Loan and Revolving Credit Facility (Continued)

other expense in our Condensed Consolidated Statements of Operations. We incurred an aggregate of $2.1 million of additional debt issuance costs in connection with the Amendment, which are included in Other non-current assets on the Consolidated Balance Sheet. The capitalized debt issuance costs are amortized to interest expense over the contractual terms of the Term Loans and Revolver.

2007 Credit Agreement

On March 25, 2013, we used proceeds from the issuance of term loans and existing cash on hand to pay in full the amount outstanding relating to the $685.0 million senior secured credit agreement entered into on July 25, 2007 (the “2007 Credit Agreement”), which included a term loan facility and a revolving credit facility. Upon repayment, the 2007 Credit Agreement was terminated and there are no borrowings or letters of credit outstanding.

7.    Tax Sharing Liability

We have a liability included in our consolidated balance sheets that relates to a tax sharing agreement between Orbitz and the Founding Airlines. The agreement governs the allocation of tax benefits resulting from a taxable exchange that took place in connection with the Orbitz IPO in December 2003. As a result of this taxable exchange, the Founding Airlines incurred a taxable gain. The taxable exchange caused Orbitz to have additional future tax deductions for depreciation and amortization due to the increased tax basis of its assets. The additional tax deductions for depreciation and amortization may reduce the amount of taxes we are required to pay in future years. For each tax period while the tax sharing agreement is in effect, we are obligated to pay the Founding Airlines a significant percentage of the amount of the tax benefit realized as a result of the taxable exchange. The tax sharing agreement commenced upon consummation of the Orbitz IPO and continues until all tax benefits have been utilized.

As of December 31, 2013, the estimated remaining payments that may be due under this agreement were approximately $107.1 million. We estimated that the net present value of our obligation to pay tax benefits to the Founding Airlines was $80.2 million and $86.1 million at December 31, 2013 and 2012, respectively. This estimate was based upon certain assumptions, including our future taxable income, the tax rate, the timing of tax payments, current and projected market conditions, and the applicable discount rate, all of which we believe are reasonable. These assumptions are inherently uncertain, however, and actual amounts may differ from these estimates.

The changes in the tax sharing liability for the years ended December 31, 2013 and 2012 were as follows:

Amount
(in thousands)
Balance at January 1, 2012 (current and non-current)	$88,990
Accretion of interest expense	12,556
Cash payments	(15,408)

Balance at December 31, 2012 (current and non-current)	86,138
Accretion of interest expense	10,818
Cash payments	(16,765)

Balance at December 31, 2013 (current and non-current)	$80,191

Based upon the estimated timing of future payments we expect to make, the current portion of the tax sharing liability of $18.7 million and $15.2 million was included in accrued expenses in our consolidated balance

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.    Tax Sharing Liability (Continued)

sheets at December 31, 2013 and 2012, respectively. The long-term portion of the tax sharing liability of $61.5 million and $70.9 million was reflected as the tax sharing liability in our consolidated balance sheets at December 31, 2013 and 2012, respectively. Our estimated payments under the tax sharing agreement are as follows:

Year	(in thousands)
2014	$20,143
2015	21,475
2016	26,425
2017	32,234
2018	6,864

Total	$107,141

8.    Unfavorable Contracts

In December 2003, we entered into amended and restated airline charter associate agreements (“Charter Associate Agreements”) with the Founding Airlines as well as US Airways (collectively, the “Charter Associate Airlines”). These agreements pertained to our Orbitz business, which was owned by the Founding Airlines at the time we entered into the agreements. Under each Charter Associate Agreement, the Charter Associate Airline agreed to provide Orbitz with information regarding the airline’s flight schedules, published air fares and seat availability at no charge and with the same frequency and at the same time as this information was provided to the airline’s own website or to a website branded and operated by the airline and any of its alliance partners or to the airline’s internal reservation system. The agreements also provided Orbitz with nondiscriminatory access to seat availability for published fares, as well as marketing and promotional support. Under each agreement, the Charter Associate Airline provided us with agreed upon transaction payments when consumers booked air travel on the Charter Associate Airline on Orbitz.com.

Under the Charter Associate Agreements, we paid a portion of the GDS incentive revenue we earned from Worldspan back to the Charter Associate Airlines in the form of a rebate. The rebate payments were required when airline tickets for travel on a Charter Associate Airline were booked through our Orbitz.com and OrbitzforBusiness.com websites utilizing Worldspan. We also received in-kind marketing and promotional support from the Charter Associate Airlines under the Charter Associate Agreements.

The rebate structure under the Charter Associate Agreements was considered unfavorable when compared with market conditions at the time of the Blackstone Acquisition. As a result, a net unfavorable contract liability was established on the acquisition date. The amount of this liability was determined based on the discounted cash flows of the expected future rebate payments we would be required to make to the Charter Associate Airlines, net of the fair value of the expected in-kind marketing and promotional support we would receive from the Charter Associate Airlines. The portion of the net unfavorable contract liability related to the expected future rebate payments was amortized as an increase to net revenue, whereas the partially offsetting amount for the expected in-kind marketing and promotional support was amortized as an increase to marketing expense in our consolidated statements of operations, both on a straight-line basis over the estimated contractual term.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.    Unfavorable Contracts (Continued)

The changes in the net unfavorable contract liability for the years ended December 31, 2013 and 2012 were as follows:

Amount
(in thousands)
Balance at January 1, 2012 (current and non-current)	$8,880
Amortization(a)	(4,082)
Other(b)	(1,218)

Balance at December 31, 2012 (current)	3,580
Amortization(a)	(3,580)

Balance at December 31, 2013 (current)	$—

(a)	We recognized net amortization of $3.6 million ($5.6 million was recorded as an increase to net revenue and $2.0 million was recorded as an increase to marketing expense) for the year ended December 31, 2013 and $4.1 million ($6.7 million was recorded as an increase to net revenue and $2.6 million was recorded as an increase to marketing expense) for the year ended December 31, 2012 and $1.7 million ($7.5 million was recorded as an increase to net revenue and $5.8 million was recorded as an increase to marketing expense) for the year ended December 31, 2011.
(b)	For the year ended December 31, 2012, we reduced the unfavorable contract liability by $1.2 million due to the negotiation of a new agreement with one of our airline suppliers, which resulted in the termination of the Charter Associate Agreement with this airline. The $1.2 million reduction in the liability was composed of a $2.6 million non-cash increase to net revenue and a $1.4 million non-cash charge related to the in-kind marketing and promotional support that we expected to receive under the former agreement. The impairment charge was included in the impairment of property and equipment and other assets line item in our consolidated statement of operations for the year ended December 31, 2012.

The current portion of the liability of $3.6 million was included in accrued expenses in our consolidated balance sheet at December 31, 2012. The Charter Associate Agreements expired on December 31, 2013.

9.    Commitments and Contingencies

The following table summarizes the timing of our commitments as of December 31, 2013:

	2014	2015	2016	2017	2018	Thereafter	Total
	(in thousands)
Contract exit costs(a)	$11,371	$258	$61	$—	$—	$—	$11,690
Operating leases(b)	8,009	4,298	3,139	2,777	2,853	12,187	33,263
GDS contracts(c)	—	15,000	16,120	12,370	16,120	1,120	60,730
Other service and licensing contracts	14,956	4,850	4,325	—	—	—	24,131

Total	$34,336	$24,406	$23,645	$15,147	$18,973	$13,307	$129,814

(a)	Represents disputed costs due to the early termination of an agreement (see Note 5 and Company Litigation section below for further details).
(b)

These operating leases are primarily for facilities and equipment and represent non-cancellable leases. Certain leases contain periodic rent escalation adjustments and renewal options. Our operating leases expire at various dates, with the latest maturing in 2023. For the years ended December 31, 2013, 2012 and 2011,

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.    Commitments and Contingencies (Continued)

we recorded rent expense in the amount of $6.8 million, $6.2 million and $7.4 million, respectively. As a result of various subleasing arrangements that we have entered into, we are expecting approximately $0.2 million in sublease income in 2014.
(c)	In February 2014, the Company announced that it has entered into an agreement with Travelport for the provision of GDS services (“New Travelport GDS Service Agreement”), replacing our prior Travelport GDS service agreement. Under the New Travelport GDS Service Agreement, Orbitz is obligated in 2014 to use only Travelport GDSs for all air and car segments booked on its domestic agencies and is subject to certain other exclusivity obligations for its segments booked in Europe and other markets as defined in the New Travelport GDS Service Agreement. The Company is required to pay a fee for each segment that is not booked through Travelport GDSs in 2014 subject to exclusivity obligations discussed above. However beginning January 1, 2015, the Company will no longer be subject to exclusivity obligations. Under the GDS Agreement beginning in 2015, we are obligated to provide certain levels of volume over the contract period and may be subject to pay shortfall payments in certain cases if we fail to meet volume commitments. The agreement terminates on December 31, 2018.

In February 2014, the Company announced it has entered into an agreement with Amadeus IT Group, S.A. to provide GDS services. This contract requires the Company to meet certain minimum annual booking requirements beginning in 2016.

In addition to the commitments shown above, we are required to make principal payments on the Term Loan (see Note 6—Term Loan and Revolving Credit Facility). We also expect to make approximately $107.1 million of payments in connection with the tax sharing agreement with the Founding Airlines (see Note 7—Tax Sharing Liability). Also excluded from the above table are $3.6 million of liabilities for uncertain tax positions for which the period of settlement is not currently determinable.

Company Litigation

We are involved in various claims, legal proceedings and governmental inquiries related to contract disputes, business practices, antitrust, intellectual property and other commercial, employment and tax matters. We believe that we have meritorious defenses, and we are vigorously defending against these claims, proceedings and inquiries. As of December 31, 2013, and December 31, 2012, we had accruals of $5.5 million and $5.2 million related to various legal proceedings. Litigation is inherently unpredictable and, although we believe we have valid defenses in these matters, unfavorable resolutions could occur. Below, we have provided relevant information on these matters.

We are party to various cases brought by municipalities and other state and local governmental entities in the U.S. involving hotel occupancy or related taxes and our merchant hotel business model. Certain of the cases are class actions (some of which have been confirmed on a state-wide basis and some which are purported), and most of the cases were brought simultaneously against other OTCs, including Expedia, Travelocity and Priceline. The cases allege, among other things, that we violated the jurisdictions’ hotel occupancy tax ordinances, as well as related sales and use taxes. While not identical in their allegations, the cases generally assert similar claims, including violations of local or state occupancy tax ordinances, failure to pay sales or use tax, and in some cases, violations of consumer protection ordinances, conversion, unjust enrichment, imposition of a constructive trust, demand for a legal or equitable accounting, injunctive relief, declaratory judgment, and civil conspiracy. The plaintiffs seek relief in a variety of forms, including: declaratory judgment, full accounting of monies owed, imposition of a constructive trust, compensatory and punitive damages, disgorgement, restitution, interest, penalties and costs, attorneys’ fees, and where a class action has been claimed, an order certifying the action as a

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.    Commitments and Contingencies (Continued)

class action. An adverse ruling in one or more of these cases could require us to pay tax retroactively and prospectively and possibly pay interest, penalties and fines. The proliferation of additional cases could result in substantial additional defense costs.

We have also been contacted by several municipalities or other taxing bodies concerning our possible obligations with respect to state or local hotel occupancy or related taxes. The following taxing bodies have issued notices to the Company: 43 cities in California; Broomfield, Colorado Springs, Durango, Frisco, Glendale, Glenwood Springs, Golden, Grand Junction, Greeley, Greenwood Village, Lafayette, Lakewood, Littleton, Loveland, Silverthorne, and Steamboat Springs, Colorado; Arlington, Texas; Brunswick and Stanly, North Carolina; Davis, Summit, Salt Lake and Weber, Utah; the Arizona Department of Revenue; the New Mexico Department of Revenue; the Ohio Department of Taxation; Paradise Valley, Arizona; St. Louis, Missouri; Alabama Municipalities; and the Louisiana Department of Revenue. These taxing authorities have not issued assessments, but have requested information to conduct an audit and/or have requested that the Company register to pay local hotel occupancy taxes.

The following taxing authorities have issued assessments which are not final and are subject to further review by the taxing authorities: the Colorado Department of Revenue; the City of Aurora, Colorado; the Maryland Comptroller; the Texas Comptroller; the West Virginia Department of Revenue; Lake County, Indiana; the Wisconsin Department of Revenue; and 13 taxing jurisdictions in Arizona. These assessments range from $0.02 million to approximately $5.8 million, and total approximately $8.6 million.

In addition, the Hawaii Department of Taxation issued an assessment of $16.9 million for the 2012 taxable year, which is not final and is subject to further review by the taxing authority. The 2012 assessment is in addition to the $58.0 million final assessments previously issued by the Hawaii Department of Taxation for prior years, more than $30.0 million of which was rejected by the Hawaii Tax Court of Appeals. Additionally, on December 9, 2013, the Hawaii Department of Taxation issued Notices of Final Assessments totaling $3.4 million against various Orbitz entities for General Excise Tax, penalties and interest for rental car transactions facilitated during the period of January 1, 2002, through December 31, 2012. None of the Hawaii assessments issued in 2011 through 2013 have been based on historical transaction data.

Assessments or declaratory rulings that are administratively final and subject to judicial review have been issued by the cities of San Francisco and San Diego, California; the city of Denver, Colorado; the counties of Miami-Dade, Broward, and Osceola, Florida; and the Indiana Department of Revenue. These assessments range from $0.2 million to approximately $3.2 million, and total approximately $7.8 million. Trial courts rejected the assessments in San Francisco and San Diego, California and Broward, Florida, which account for $5.3 million of this total.

The Company disputes that any hotel occupancy or related tax is owed under these ordinances and is challenging the assessments that have been made against the Company. If the Company is found to be subject to the hotel occupancy tax ordinance by a taxing authority and appeals the decision in court, certain jurisdictions have and others may attempt to require us to provide financial security or pay the assessment to the municipality in order to challenge the tax assessment in court.

The OTCs, including Orbitz, have prevailed in the large majority of hotel tax cases that have been decided to date, having obtained favorable judgments in more than two dozen cases. However, there have been certain adverse lower court decisions against Orbitz and the other OTCs that, if affirmed, could result in significant liability to the Company.

First, in July 2011, related to the City of San Antonio hotel occupancy tax case, the United States District Court for the Western District of Texas issued its findings of fact and conclusions of law in which it held the

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.    Commitments and Contingencies (Continued)

defendant OTCs, including Orbitz, liable for hotel occupancy taxes on markup, fees, and breakage revenue, and also imposed penalties and interest. On April 4, 2013, the Court entered judgment against Orbitz in the amount of approximately $4.3 million. The OTCs, including Orbitz, intend to appeal. Because we do not believe a loss is probable given the numerous issues that exist on appeal, we have not accrued any liability related to this case.

Second, in September 2012, the Superior Court of the District of Columbia granted the District’s motion for partial summary judgment and denied the OTCs’ motion for summary judgment, finding the companies liable for sales tax on hotel reservations dating back to the inception of the merchant model. The Court has not yet determined the amount of damages at issue. Although the Court acknowledged that the District had amended its law in 2011, and that the sales tax law was ambiguous prior to that time, the Court nonetheless found the OTCs liable for merchant model hotel reservations before that date. Because we believe that the Court’s finding of liability was the result of a misapplication of the law, we do not believe a loss is probable relating to the pre-amendment case and plan to appeal. Accordingly, we have not accrued any liability relating to the District of Columbia case for the period prior to July 2011. On February 21, 2014, Orbitz entered into a stipulated judgment with the District in the amount of $3.7 million, which accounts for transactions through 2011. On February 24, 2014, the Superior Court entered final judgment. Orbitz intends to pay the judgment, and possesses the right to obtain a refund if it prevails in its appeal. Although we expect to prevail on the issue of whether Orbitz is liable for sales tax before 2011, it is possible that we will not prevail, and if that occurs, the amount of the judgment for which Orbitz has not established a reserve is approximately $3.6 million.

Third, in January 2013, the Tax Court of Appeals in Hawaii ruled that the OTCs are subject to Hawaii’s general excise tax. The Court also determined that the “splitting provision” contained in the Hawaii general excise tax statute, which limits application of the tax to only the amounts that travel agents receive for their services, does not apply to the transactions at issue. On March 19, 2013, the Court issued an order in which it also imposed “failure to file” and “failure to pay” penalties on the OTCs. On August 15, 2013, the Hawaii Tax Appeal Court ruled that the OTCs were required to pay interest on penalties, and entered final judgment disposing of all issues and claims of all parties. On September 11, 2013, the OTCs filed their notice of appeal. Under Hawaii law, in order to appeal, Orbitz was required to pay the total amount of the final judgment to Hawaii prior to appealing the Court’s order. Accordingly, Orbitz made payments to Hawaii of $16.9 million in April, and approximately $9.2 million to Hawaii in September. These amounts reflected a determination of Orbitz’s liability for general excise tax (both on the amounts that it receives for its services and the amounts that the hotels receive for the rental of their rooms), interest, penalties, and interest on penalties. Although Orbitz disagrees with the Court’s rulings on general excise tax and intends to appeal them, we have recorded an expense of $4.2 million in light of the decision. The $4.2 million represents the amount Orbitz estimates it would owe if the Court had correctly applied the general excise tax splitting provision on merchant reservations through December 31, 2012 and a 25% failure to file penalty imposed on that figure. Orbitz has not reserved for the remainder of the ruling because it believes that the general excise tax splitting provision plainly applies to the transactions in question, and that the award of “failure to pay” penalties is entirely unsupported by the record in the case, and that interest on penalties should not have been awarded. Although we believe that it is not probable that Orbitz ultimately will be liable for more than $4.2 million as a result of the Court’s order, it is possible that Orbitz will not prevail, and if it does not, the amount of any final award of general excise tax, penalties and interest against Orbitz could exceed $26.0 million.

Fourth, in June 2013, the Circuit Court of Cook County granted in part the City of Chicago’s motion for summary judgment, concluding that the OTCs are subject to the City’s accommodations tax ordinance. The Court has not yet made any determination as to damages. Although we disagree with the Court’s decision, we have accrued approximately $1.5 million for this matter, which represents our estimate of potential liability since

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.    Commitments and Contingencies (Continued)

2008, when the City amended its ordinance in an effort to impose accommodations tax on the money that OTCs receive for the services they provide. If the Court’s decision is affirmed in all respects, however, it is possible that Orbitz could be found to owe more than $2.4 million.

In an unrelated matter, Trilegiant Corporation filed an action for breach of contract and declaratory judgment in the Supreme Court of New York against us, alleging that we are obligated to make a series of termination payments arising out of a promotion agreement that we terminated in 2007. In 2007, we accrued the present value of the termination payments and in 2010 we ceased making termination payments due to a dispute with Trilegiant. As of December 31, 2013, we had an accrual totaling $11.7 million, which includes$1.4 million for potential interest recognized for the year ended December 31, 2013. See Note 5 - Accrued Expenses. On October 2, 2013, the Court denied Orbitz’s motion for summary judgment on one of its affirmative defenses, and on December 24, 2013, the court rejected most of our remaining defenses.

On August 20, 2012, a putative consumer class action was filed in the United States District Court for the Northern District of California against certain major hotel chains, and the leading OTCs, including Orbitz. The complaint alleged that the hotel chains and OTCs, including Orbitz, violated antitrust and consumer protection laws by entering into agreements in which OTCs agree not to facilitate the reservation of hotel rooms at prices that are less than those found on the hotel chain websites. Following the filing of the initial complaint on August 20, 2012, several dozen additional putative consumer class action complaints were filed in federal courts across the country. These cases were then consolidated for pretrial purposes by the Judicial Panel on Multi-District Litigation and transferred to the United States District Court for the Northern District of Texas. On May 1, 2013, counsel for the Lead Plaintiff filed a Consolidated Amended Complaint. On July 1, 2013, we filed a motion to dismiss the Consolidated Amended Complaint. On February 16, 2014, the District Court granted our motion to dismiss all of the Claims in the Consolidated Amended Complaint without prejudice. We cannot currently estimate a range of our potential loss if we do not prevail in this litigation.

In 2013, we established a reserve of $1.2 million in connection with an administrative inquiry we received relating to former practices pertaining to the marketing of travel insurance on our websites.

We cannot estimate our aggregate range of loss in the cases for which we have not recorded an accrual, except to the extent taxing authorities have issued assessments against us. Although we believe it is unlikely that an adverse outcome will result from these proceedings, an adverse outcome could be material to us with respect to earnings or cash flows in any given reporting period.

Surety Bonds and Bank Guarantees

In the ordinary course of business, we obtain surety bonds and bank guarantees, to secure performance of certain of our obligations to third parties. At December 31, 2013 and 2012, there were $6.7 million and $3.6 million of surety bonds outstanding, respectively, of which $6.2 million and $3.1 million were secured by cash collateral or letters of credit, respectively. At December 31, 2013 and 2012, there were $24.7 million and $9.4 million of bank guarantees outstanding. All bank guarantees were secured by restricted cash at December 31, 2013 and 2012.

Financing Arrangements

We are required to issue letters of credit to support certain suppliers, commercial agreements, leases and non-U.S. regulatory and governmental agencies primarily to satisfy consumer protection requirements. As of April 15, 2013, Travelport and its affiliates no longer owned at least 50% of our voting stock (see Note 1—Organization and Basis of Presentation) and therefore are no longer obligated to provide letters of credit on

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.    Commitments and Contingencies (Continued)

our behalf. We believe we have access to sufficient letter of credit availability to meet our short-term and long-term requirements through a combination of $50.0 million in proceeds from our recent refinancing held as restricted cash and designated to be used to cash collateralize letters of credit or similar instruments, our $65.0 million revolving credit facility through which our revolving lenders have agreed to issue up to $55.0 million in letters of credit, our $25.0 million multi-currency letter of credit facility and cash from our balance sheet which can be used to support letters of credit and similar instruments. At December 31, 2013 and 2012, there were $0 and $72.5 million, respectively, of outstanding letters of credit issued by Travelport on our behalf.

The following table shows the amount of letters of credit and similar instruments outstanding by facility, as well as the amounts of our restricted cash balances:

	December 31, 2013		December 31, 2012
	Letters of Credit and Other Credit Support	Restricted Cash	Letters of Credit and Other Credit Support	Restricted Cash
	(in thousands)
Travelport facility	$—	$—	$72,497	$—
Multi-currency letter of credit facility	21,863	22,670	12,763	13,309
Uncommitted letter of credit facilities and surety bonds	91,033	96,091	9,917	11,176
2007 Credit Agreement revolver	—	—	11,228	—

Total	$112,896	$118,761	$106,405	$24,485

Total letter of credit fees were $4.2 million, $7.0 million, and $5.8 million for the years ended December 31, 2013, 2012, and 2011, respectively.

10.    Income Taxes

Pre-tax income/(loss) for U.S. and non-U.S. operations consisted of the following:

	Year Ended December 31,
	2013	2012	2011
	(in thousands)
U.S.	$26,105	$(277,375)	$22,129
Non-U.S.	(26,025)	(21,190)	(57,355)

Income/(loss) before income taxes	$80	$(298,565)	$(35,226)

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.    Income Taxes (Continued)

The provision/(benefit) for income taxes consisted of the following:

	Year Ended December 31,
	2013	2012	2011
	(in thousands)
Current
U.S. federal and state	$157	$(95)	$(13)
Non-U.S.	1,262	2,399	1,334

Total current	1,419	2,304	1,321
Deferred
U.S. federal and state	(167,714)	253	(347)
Non-U.S.	1,290	616	1,077

Total deferred	(166,424)	869	730

Provision/(benefit) for income taxes	$(165,005)	$3,173	$2,051

As of December 31, 2013 and 2012, our U.S. federal, state and foreign income taxes receivable/(payable) was $(0.2) million and $(0.7) million, respectively.

The income tax benefit for the year ended December 31, 2013 was due primarily to the release of the valuation allowance of $174.4 million related to our U.S. federal deferred tax assets. Following completion of our long-term financing arrangement in the first quarter of 2013, which resolved a significant negative factor, and based on recent and expected future taxable income, we believe it is more likely than not that our deferred tax assets will be realized. Specifically, the Company had expected that interest rates and interest expense on a debt refinancing would be significantly higher than the rates actually achieved.

The tax benefit recorded for the year ended December 31, 2013 was disproportionate to the amount of pre-tax book income due primarily to the release of our U.S. valuation allowance.

The provisions for income taxes for the years ended December 31, 2012 and 2011 were due primarily to taxes on the net income of certain European-based subsidiaries that had not established a valuation allowance and U.S. state and local income taxes. We are required to assess whether valuation allowances should be established against our deferred tax assets based on the consideration of all available evidence using a “more likely than not” standard on each tax jurisdiction. We assessed the available positive and negative evidence to estimate if sufficient future taxable income would be generated to utilize the existing deferred tax assets.

We currently have a valuation allowance for our deferred tax assets of $108.6 million, of which $105.5 million relates to foreign jurisdictions. We will continue to assess the level of the valuation allowance required; if sufficient positive evidence exists in future periods to support a release of some or all of the valuation allowance, such a release would likely have a material impact on our results of operations. With respect to the valuation allowance established against our non-U.S.-based deferred tax assets, a significant piece of objective negative evidence evaluated in our determination was cumulative losses incurred over the three-year period ended December 31, 2013. This objective evidence limited our ability to consider other subjective evidence such as future income projections.

The tax provisions recorded for the years ended December 31, 2012 and 2011 were disproportionate to the amount of pre-tax net loss incurred during each respective period primarily because we were not able to realize

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.    Income Taxes (Continued)

any tax benefits on the goodwill and trademark and trade names impairment charges. The provision for income taxes only includes the tax effect of the net income or net loss of certain foreign subsidiaries that had not established a valuation allowance and U.S. state and local income taxes.

Our effective income tax rate differs from the U.S. federal statutory rate as follows:

	Year Ended December 31,
	2013	2012	2011
Federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal benefit	197.5	—	(1.8)
Taxes on non-U.S. operations at differing rates	**	(0.4)	(4.7)
Change in valuation allowance	**	0.2	(4.7)
Goodwill impairment charges	0.0	(35.4)	(29.6)
Reserve for uncertain tax positions	32.8	—	0.4
Other	**	(0.5)	(0.4)

Effective income tax rate	**	(1.1)%	(5.8)%

**	Not meaningful due to the low level of pre-tax income and release of U.S. valuation allowance of $174.4 million in 2013.

Current and non-current deferred income tax assets and liabilities in various jurisdictions are composed of the following:

	December 31, 2013	December 31, 2012
	(in thousands)
Current deferred income tax assets/(liabilities):
Accrued liabilities and deferred income	$3,422	$4,233
Provision for bad debts	199	179
Prepaid expenses	(1,854)	(1,860)
Tax sharing liability	6,774	5,529
Reserve accounts	4,129	4,084
Other	—	(404)
Valuation allowance	(1,521)	(11,774)

Current net deferred income tax assets(a)	$11,149	$(13)

Non-current deferred income tax assets/(liabilities):
U.S. net operating loss carryforwards	$51,887	$46,749
Non-U.S. net operating loss carryforwards	92,637	98,437
Accrued liabilities and deferred income	7,309	5,811
Depreciation and amortization	84,434	99,508
Tax sharing liability	22,339	25,750
Other	9,070	15,552
Valuation allowance	(107,039)	(285,034)

Non-current net deferred income tax assets	$160,637	$6,773

(a)	The current portion of the deferred income tax asset at December 31, 2013 and 2012 is included in other current assets in our consolidated balance sheets.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.    Income Taxes (Continued)

The net deferred tax assets at December 31, 2013 and 2012 amounted to $171.8 million and $6.8 million, respectively. These net deferred tax assets largely relate to temporary tax to book differences and net operating loss carryforwards, the realization of which is, in management’s judgment, more likely than not. We have assessed the likelihood of realization based on our expectations of future taxable income, carry-forward periods available and other relevant factors.

During 2013 we released the valuation allowance against the majority of our US deferred tax assets. As a result, our net deferred tax assets increased significantly during 2013.

As of December 31, 2012, we had established valuation allowances against the majority of our deferred tax assets. As a result, any changes in our gross deferred tax assets and liabilities during the year ended December 31, 2012 was largely offset by corresponding changes in our valuation allowances, resulting in a decrease in our net deferred tax assets of $0.5 million for the year ended December 31, 2012.

As of December 31, 2013, we had U.S. federal and state net operating loss carry-forwards of approximately $136.7 million and $97.5 million, respectively, which expire between 2021 and 2033. In addition, we had $424.7 million of non-U.S. net operating loss carry-forwards, most of which do not expire. Additionally, we had $5.0 million of U.S. federal and state income tax credit carry-forwards which expire between 2027 and 2033 and $1.1 million of U.S. federal income tax credits which have no expiration date. No provision has been made for U.S. federal or non-U.S. deferred income taxes on approximately $11.9 million of accumulated and undistributed earnings of foreign subsidiaries at December 31, 2013. A provision has not been established because it is our present intention to reinvest the undistributed earnings indefinitely in those foreign operations. The determination of the amount of unrecognized U.S. federal or non-U.S. deferred income tax liabilities for unremitted earnings at December 31, 2013 is not practicable.

We have established a liability for unrecognized tax benefits that management believes to be adequate. Once established, unrecognized tax benefits are adjusted if more accurate information becomes available, or a change in circumstance or an event occurs necessitating a change to the liability. Given the inherent complexities of the business and that we are subject to taxation in a substantial number of jurisdictions, we routinely assess the likelihood of additional assessment in each of the taxing jurisdictions.

The table below shows the changes in the liability for unrecognized tax benefits during the years ended December 31, 2013, 2012 and 2011:

	Year Ended December 31,
	2013	2012	2011
	(in thousands)
Balance at January 1,	$4,106	$3,429	$3,796
Increase as a result of tax positions taken during the prior year	21	952	—
Decrease as a result of tax positions taken during the prior year	(433)	(285)	(367)
Impact of foreign currency translation	(125)	10	—

Balance at December 31,	$3,569	$4,106	$3,429

The total amount of unrecognized benefits that, if recognized, would affect our effective tax rate was $3.5 million, $0.9 million and $0.7 million at December 31, 2013, 2012 and 2011. During the next twelve months, we anticipate no reduction to this liability due to the lapsing of statutes of limitations.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.    Income Taxes (Continued)

We recognize interest and penalties related to unrecognized tax benefits in income tax expense. We recognized interest and penalties of $0, $0 and $0.2 million during the years ended December 31, 2013, 2012 and 2011, respectively. Accrued interest and penalties were $0.7 million and $0.6 million at December 31, 2013 and 2012, respectively.

We file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. A number of years may elapse before an uncertain tax position, for which we have unrecognized tax benefits, is audited and finally resolved. We adjust these unrecognized tax benefits, as well as the related interest and penalties, in light of changing facts and circumstances. Settlement of any particular position could require the use of cash. Favorable resolution could result in a reduction to our effective income tax rate in the period of resolution.

The number of years with open tax audits varies depending on the tax jurisdiction. Our major taxing jurisdictions include the United States (federal and state), the United Kingdom (federal) and Australia (federal). With limited exceptions, we are no longer subject to income tax examinations by tax authorities for years before 2009.

With respect to periods prior to the Blackstone Acquisition, we are only required to take into account income tax returns for which we or one of our subsidiaries is the primary taxpaying entity, namely separate state returns and non-U.S. returns. Uncertain tax positions related to U.S. federal and state combined and unitary income tax returns filed are only applicable in the post-acquisition accounting period. We and our domestic subsidiaries currently file a consolidated income tax return for U.S. federal income tax purposes.

11.    Equity-Based Compensation

We issue share-based awards under the Orbitz Worldwide, Inc. 2007 Equity and Incentive Plan, as amended (the “Plan”). The Plan provides for the grant of equity-based awards, including restricted stock, restricted stock units, stock options, stock appreciation rights and other equity-based awards to our directors, officers and other employees, advisors and consultants who are selected by the Compensation Committee of the Board of Directors for participation in the Plan. At our Annual Meeting of Shareholders on June 11, 2013, our shareholders approved an amendment to the Plan, increasing the total number of shares of our common stock available for issuance under the Plan from 24,100,000 shares to 25,600,000 shares, subject to adjustment as provided by the Plan. As of December 31, 2013, 5,955,307 shares were available for future issuance under the plan.

Restricted Stock Units

The table below summarizes activity regarding unvested restricted stock units under the Plan during the year ended December 31, 2013:

	Restricted Stock Units	Weighted-Average Grant Date Fair Value (per share)
Unvested at January 1, 2013	4,560,536	$3.04
Granted	2,709,840	$4.07
Vested(a)	(1,617,536)	$2.87
Forfeited	(795,000)	$2.67

Unvested at December 31, 2013	4,857,840	$3.73

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.    Equity-Based Compensation (Continued)

(a)	We issued 1,288,769 shares of common stock in connection with the vesting of restricted stock units during the year ended December 31, 2013, which is net of the number of shares retained (but not issued) by us in satisfaction of minimum tax withholding obligations associated with the vesting.

The fair value of restricted stock units that vested during the years ended December 31, 2013, 2012 and 2011 was $4.6 million, $4.4 million and $5.0 million, respectively. The weighted-average grant date fair value of restricted stock units granted during the years ended December 31, 2013, 2012 and 2011 was $4.07, $3.31 and $2.66 per unit, respectively. The fair value of restricted stock units on the date of grant is amortized on a straight-line basis over the requisite service period of four years.

Performance-Based Restricted Stock Units

The table below summarizes activity regarding unvested performance-based restricted stock units (“PSUs”) under the Plan during the year ended December 31, 2013:

	Performance-Based Restricted Stock Units	Weighted-Average Grant Date Fair Value (per share)
Unvested at January 1, 2013	2,062,250	$2.57
Granted(a)	1,833,750	$3.34
Vested	(594,250)	$2.70
Forfeited	(212,500)	$2.65

Unvested at December 31, 2013	3,089,250	$2.99

a.	We granted 1,833,750 PSUs in February 2013 with a fair value per share of $3.34 to certain of our executive officers that vest annually over a four-year period. The PSUs entitle the executives to receive one share of our common stock for each PSU, subject to the satisfaction of a performance condition. The performance condition required that our Company attain certain performance metrics for fiscal year 2013, which would allow participants to earn between 33% and 100% of the total PSU award based on a straight-line interpolation of the performance criteria.

In July 2013, 309,375 of the February 2013 PSUs were modified. The modification calls for the addition of a market condition defined as the measurement of shareholder return of the Company compared to certain other companies in the same industry classification and changes the vesting period from straight-line over 4 years to 75% vesting after 3 years from the original grant date and 25% vesting four years from the original grant date. The new market condition allows 35% to 100% of the award to be paid based on satisfaction of the market condition. This modification did not change the total amount of compensation cost to be recognized for these awards.

During 2013, the performance conditions of all PSUs granted in 2013 were satisfied at their maximum level, and as a result, the fair value of the PSUs are being amortized on a graded basis over the requisite service period of each vesting tranche.

In June 2012, we granted 1,425,000 PSUs with a fair value per share of $3.65 to certain of our executive officers. The PSUs were subject to the satisfaction of a performance condition that the Company’s net revenue for fiscal year 2012 equal or exceed a certain threshold. In December 2012, the Compensation Committee modified the performance condition such that the established net revenue threshold can be achieved over any trailing twelve month period ending on or prior to December 31, 2013, or each PSU will

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.    Equity-Based Compensation (Continued)

be forfeited. As a result of this Type III modification, the PSUs were revalued as of the date of modification to $2.40 per share and the aggregate fair value of the modification was $3.4 million, which represents the incremental and total expense. At December 31, 2012 the performance condition of this modification was expected to be met and the performance condition was met in February 2013. The modified PSUs will vest 25% on each anniversary of the original grant date.

Stock Options

The table below summarizes the stock option activity under the Plan during the year ended December 31, 2013:

	Shares	Weighted-Average Exercise Price (per share)	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2013	2,724,253	$4.98
Exercised	(1,445,729)	$5.08
Forfeited	(20,000)	$4.90
Cancelled	(30,805)	$6.28

Outstanding at December 31, 2013	1,227,719	$4.84	2.6	$2,878

Exercisable at December 31, 2013	1,083,469	$4.84	2.5	$2,545

The exercise price of stock options granted under the Plan is equal to the fair market value of the underlying stock on the date of grant. Stock options generally expire seven to ten years from the grant date. Stock options vest annually over a four-year period, or vest over a four-year period, with 25% of the awards vesting after one year and the remaining awards vesting on a monthly basis thereafter. The fair value of stock options on the date of grant is amortized on a straight-line basis over the requisite service period. There were no stock options granted in 2013 or 2012.

During the years ended December 31, 2013, 2012 and 2011, the total fair value of options that vested during the period, was $1.1 million, $1.3 million and $3.0 million, respectively. In addition, the intrinsic value of options exercised was $3.1 million, $0.0 million, and $0.0 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Non-Employee Directors Deferred Compensation Plan

We have a deferred compensation plan that enables our non-employee directors to defer the receipt of certain compensation earned in their capacity as non-employee directors. Eligible directors may elect to defer up to100% of their annual retainer fees (which are paid by us on a quarterly basis). In addition, 100% of the annual equity grant payable to non-employee directors is deferred under the Plan.

We grant deferred stock units (“DSUs”) to each participating director on the date that the deferred fees would have otherwise been paid to the director. The DSUs are issued as restricted stock units under the Plan and are immediately vested and non-forfeitable. The DSUs entitle the non-employee director to receive one share of our common stock for each deferred stock unit following the director’s retirement or termination of service from the Board of Directors. For all awards granted prior to 2011, the DSUs are distributed 200 days immediately following such termination date and for all awards granted in 2011 or later, the DSUs are distributed immediately. The entire grant date fair value of deferred stock units is expensed on the date of grant.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.    Equity-Based Compensation (Continued)

The table below summarizes the deferred stock unit activity under the Plan during the year ended December 31, 2013:

	Deferred Stock Units	Weighted-Average Grant Date Fair Value (per share)
Outstanding at January 1, 2013	1,183,637	$3.71
Granted	170,816	$7.79
Distributed	(431,147)	$3.81

Outstanding at December 31, 2013	923,306	$4.41

The weighted-average grant date fair value for deferred stock units granted during the years ended December 31, 2013, 2012 and 2011 was $7.79, $3.47 and $2.89, respectively.

Compensation Expense

We recognized total equity-based compensation expense of $12.9 million, $7.6 million and $8.5 million for the years ended December 31, 2013, 2012 and 2011, respectively, none of which has provided us with a tax benefit due to existence of net operating losses. As of December 31, 2013, a total of $15.4 million of unrecognized compensation costs related to unvested restricted stock units, unvested stock options and unvested PSUs are expected to be recognized over the remaining weighted-average period of 2.7 years.

12.    Derivative Financial Instruments

Interest Rate Hedges

At December 31, 2013, we had the following interest rate swaps outstanding that will substantially convert $200.0 million of term loans from a variable to a fixed interest rate once they become effective. We pay a fixed interest rate on the notional amount and in exchange receive a variable interest rate based on the one-month LIBOR rate. The Company does not use derivatives for speculative or trading purposes.

The Company entered into interest rate derivative contracts to protect against volatility of future cash flows of the variable interest payments on the Credit Agreement. These derivative contracts are economic hedges and are not designated as cash flow hedges. The Company marks-to-market these instruments and records the changes in the fair value of these items in “Net interest expense” in the Company’s Consolidated Statements of Operations, and recognizes the unrealized gain or loss in other non-current assets or liabilities. Unrealized gains/(losses) of $1.2 million and $0 million were recognized at December 31, 2013 and 2012, respectively.

Notional Amount	Effective Date	Maturity Date	Fixed Interest Rate Paid	Variable Interest Rate Received
$100.0 million	August 29, 2014	August 31, 2016	1.11%	One-month LIBOR
$100.0 million	August 29, 2014	August 31, 2016	1.15%	One-month LIBOR

During March 2013, we terminated our then outstanding $100.0 million swap in conjunction with the termination of our 2007 Credit Agreement. Our interest rate swaps related to the 2007 Credit Agreement were the only derivative financial instruments that we had designated as hedging instruments.

Notional Amount	Effective Date	Maturity Date	Fixed Interest Rate Paid	Variable Interest Rate Received
$100.0 million	July 29, 2011	July 31, 2013	0.68%	One-month LIBOR

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.    Derivative Financial Instruments (Continued)

The following interest rate swaps that effectively converted an additional $200.0 million of the Term Loan from a variable to a fixed interest rate matured during the year ended December 31, 2012:

Notional Amount	Effective Date	Maturity Date	Fixed Interest Rate Paid	Variable Interest Rate Received
$100.0 million	January 29, 2010	January 31, 2012	1.15%	One-month LIBOR
$100.0 million	January 29, 2010	January 31, 2012	1.21%	Three-month LIBOR

The following table summarizes the location and fair value of our interest rate derivative instruments on the Company’s Consolidated Balance Sheets.

		Fair Value Measurements as of
	Balance Sheet Location	December 31, 2013	December 31, 2012
		(in thousands)
Interest rate swaps not designated as hedging instruments	Other non-current liabilities	$1,205	$—
Interest rate swaps designated as hedging instruments	Other current liabilities	$—	$276

The interest rate swaps were reflected in our Condensed Consolidated Balance Sheets at market value. The corresponding market adjustment related to the hedging instruments was recorded to accumulated other comprehensive income (“AOCI”) and the adjustment related to the instruments not designated as hedging was recorded as Interest expense in the Company’s Consolidated Statements of Operations.

The following table shows the market adjustments recorded during the years ended December 31, 2013, 2012 and 2011:

	Gain in Other Comprehensive Income/(Loss)			(Loss) Reclassified from Accumulated OCI into Interest Expense (Effective Portion)			Gain/(Loss) Recognized in Income (Ineffective Portion and the Amount Excluded from Effectiveness Testing)
	2013	2012	2011	2013	2012	2011	2013	2012	2011
	(in thousands)
Interest rate swaps	$276	$311	$2,329	$(277)	$(561)	$(3,328)	$—	$—	$—

Foreign Currency Hedges

We enter into foreign currency contracts to manage our exposure to changes in the foreign currency associated with foreign currency receivables, payables and intercompany transactions. We primarily hedge our foreign currency exposure to the Pound sterling and the Australian dollar. As of December 31, 2013, we had foreign currency contracts outstanding with a total net notional amount of $282.7 million, all of which subsequently matured in 2014. The foreign currency contracts do not qualify for hedge accounting treatment; accordingly, changes in the fair value of the foreign currency contracts are reflected in net income as a component of selling, general and administrative expense in our Consolidated Statements of Operations.

The following table shows the fair value of our foreign currency hedges:

		Fair Value Measurements as of
	Balance Sheet Location	December 31, 2013	December 31, 2012
		(in thousands)
Liability Derivatives:
Foreign currency hedges	Other current liabilities	$1,412	$2,396

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.    Derivative Financial Instruments (Continued)

The following table shows the changes in the fair value of our foreign currency contracts which were recorded as a gain/(loss) in selling, general and administrative expense:

	Year Ended December 31,
	2013	2012	2011
	(in thousands)
Foreign currency hedges(a)	$3,877	$(11,385)	$(2,420)

(a)	We recorded transaction gains/(losses) associated with the re-measurement and settlement of our foreign denominated assets and liabilities of $(9.3) million, $6.7 million and $(3.0) million for the years ended December 31, 2013, 2012 and 2011, respectively. These transaction gains and losses were included in selling, general and administrative expense in our consolidated statements of operations. The net impact of these transaction gains and losses, together with the gains/(losses) incurred on our foreign currency hedges, were losses of $5.4 million, $4.7 million and $5.4 million for the years ended December 31, 2013, 2012 and 2011, respectively.

The tables below show the gross and net information related to derivatives eligible for offset in the Consolidated Balance Sheets as of December 31, 2013 and 2012. The gross asset amount of the derivative listed below in the maximum loss the Company would incur if the counterparties failed to meet their obligation.

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Consolidated Balance Sheet	Net Amounts of Liabilities Presented in the Consolidated Balance Sheets
	(in thousands)
December 31, 2013	$8,324	$(5,707)	$2,617
December 31, 2012	$3,649	$(977)	$2,672

13.    Employee Benefit Plans

We sponsor a defined contribution savings plan for employees in the United States that provides certain of our eligible employees an opportunity to accumulate funds for retirement. HotelClub and ebookers sponsor similar defined contribution savings plans. After employees have attained one year of service, we match the contributions of participating employees on the basis specified by the plans, up to a maximum of 3% of participant compensation. We recorded total expense related to these plans in the amount of $4.9 million, $4.8 million and $5.3 million for the years ended December 31, 2013, 2012 and 2011, respectively.

14. Net Income/(Loss) per Share

We calculate basic net income/(loss) per share by dividing the net income/(loss) for the period by the weighted-average number of shares outstanding during the period. The weighted-average number of shares includes common shares outstanding and deferred stock units, which are immediately vested and non-forfeitable. Diluted net income/(loss) per share is calculated by dividing the net income/(loss) for the period by the weighted-average number of common shares outstanding and potentially dilutive common shares outstanding during the period. Potentially dilutive common shares are determined by the application of the treasury stock method.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.    Net Income/(Loss) per Share (Continued)

The following table presents the weighted-average shares outstanding used in the calculation of net income/(loss) per share:

	Year Ended December 31,
Weighted-Average Shares Outstanding	2013	2012	2011
Basic	107,952,327	105,582,736	104,118,983
Diluted effect of:
Restricted stock units	2,586,325	—	—
Performance-based restricted stock units	2,117,454	—	—
Stock options	416,573	—	—

Diluted	113,072,679	105,582,736	104,118,983

The following equity awards were not included in the diluted net income/(loss) per share calculation because they would have had an antidilutive effect:

	Year Ended December 31,
Antidilutive Equity Awards	2013	2012	2011
Stock options	200,409	3,009,654	3,274,156
Restricted stock units	5,772	4,379,665	4,455,507
Performance-based restricted stock units	—	907,616	1,065,250

Total	206,181	8,296,935	8,794,913

15.    Related Party Transactions

Related Party Transactions with Travelport and its Subsidiaries

We had amounts due from Travelport of $12.3 million and $5.6 million at December 31, 2013 and 2012, respectively. Amounts due to or from Travelport are generally settled on a net basis.

The following table summarizes the related party transactions with Travelport and its subsidiaries, reflected in our consolidated statements of operations:

	Year Ended December 31,
	2013	2012	2011
	(in thousands)
Net revenue(a)(b)	$85,293	$98,113	$110,302
Cost of revenue	(60)	250	619
Selling, general and administrative expense	116	260	875
Marketing expense	53	—	—
Interest expense(c)	4,106	6,706	5,595

(a)	Net revenue includes incentive revenue for segments processed through Galileo and Worldspan, both of which are subsidiaries of Travelport. This incentive revenue accounted for more than 10% of our total net revenue in 2012 and 2011 (see “GDS Service Agreement” section below).
(b)

Net revenue includes amounts recognized under our GDS services agreement and bookings sourced through Donvand Limited and OctopusTravel Group Limited (doing business as Gullivers Travel Associates, “GTA”) through March 31, 2011; as of the end of the second quarter of 2011, GTA was no longer a related

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.    Related Party Transactions (Continued)

party. In addition, net revenue for the year ended December 31, 2011 includes incremental GDS incentive revenue recognized from 2011 under the Letter Agreement with Travelport (see “Letter Agreement” section below).
(c)	Interest expense relates to letters of credit issued on our behalf by Travelport (see Note 9—Commitments and Contingencies).

Separation Agreement

We entered into a Separation Agreement with Travelport at the time of the IPO. This agreement, as amended, provided the general terms for the separation of our respective businesses. When we were a wholly-owned subsidiary of Travelport, Travelport provided guarantees, letters of credit and surety bonds on our behalf under our commercial agreements and leases and for the benefit of regulatory agencies. Under the Separation Agreement, we were required to use commercially reasonable efforts to have Travelport released from any then outstanding guarantees and surety bonds. As a result, Travelport no longer provides surety bonds on our behalf or guarantees in connection with commercial agreements or leases entered into or replaced by us subsequent to the IPO. Our ability to pay dividends may require the prior consent of Travelport. As of April 15, 2013, Travelport is no longer obligated to issue letters of credit on our behalf.

Master License Agreement

We entered into a Master License Agreement with Travelport at the time of the IPO. Pursuant to this agreement, Travelport licenses certain of our intellectual property and pays us fees for related maintenance and support services. The licenses include our supplier link technology; portions of ebookers’ booking, search and vacation package technologies; certain of our products and online booking tools for corporate travel; portions of our private label vacation package technology; and our extranet supplier connectivity functionality.

The Master License Agreement granted us the right to use a corporate online booking product developed by Travelport. We have entered into a value added reseller license with Travelport for this product.

GDS Service Agreement

In connection with the IPO, we entered into the Travelport GDS Service Agreement, which was scheduled to expire on December 31, 2014. The Travelport GDS Service Agreement is structured such that we earn incentive revenue for each air, car and hotel segment that is processed through the Travelport GDSs. This agreement required that we process a certain minimum number of segments for our domestic brands through the Travelport GDSs each year. Our domestic brands were required to process a total of 27.8 million, 31.4 million and 32.8 million segments through the Travelport GDSs during the years ended December 31, 2013, 2012 and 2011, respectively. Of the required number of segments, 16.0 million segments were required to be processed each year through Worldspan, and 11.8 million, 15.4 million and 16.8 million segments were required to be processed through Galileo during the years ended December 31, 2013, 2012 and 2011, respectively. We are not subject to these minimum volume thresholds to the extent that we process all eligible segments through the Travelport GDS. No payments were made to Travelport related to the minimum segment requirement for our domestic brands for the years ended December 31, 2013, 2012 and 2011.

The Travelport GDS Service Agreement also required that ebookers use the Travelport GDSs exclusively in certain countries for segments processed through GDSs in Europe. Our failure to process at least 95% of these segments through the Travelport GDSs would result in a shortfall payment of $1.25 per segment for each segment processed through an alternative GDS provider. We failed to meet this minimum segment requirement

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.    Related Party Transactions (Continued)

during the year ended December 31, 2011, and as a result, we were required to make a shortfall payment of $0.4 million to Travelport related to that year. There was not a shortfall for either of the years ended December 31, 2013 or 2012.

In February 2014, the Company announced that it has entered into an agreement with Travelport for the provision of GDS services, which terminates and replaces our prior Travelport GDS service agreement. Under the New Travelport GDS Service Agreement, Orbitz is obligated in 2014 to use only Travelport GDSs for all air and car segments booked on its domestic agencies and is subject to certain other exclusivity obligations for its segments booked in Europe and other markets as defined in the New Travelport GDS Service Agreement. The Company is required to pay a fee for each segment that is not booked through Travelport GDSs in 2014 subject to exclusivity obligations discussed above. However beginning January 1, 2015, the Company will no longer be subject to exclusivity obligations. Under the GDS Agreement beginning in 2015, we are obligated to provide certain levels of volume over the contract period and may be subject to pay shortfall payments in certain cases if we fail to meet volume commitments. The agreement terminates on December 31, 2018.

Corporate Travel Agreement

We provide corporate travel management services to Travelport and its subsidiaries.

Letter Agreement

In February 2011, we entered into a Letter Agreement with Travelport, which was amended in March 2011 (the “Letter Agreement”). The Letter Agreement amended and clarified certain terms set forth in agreements that we had previously entered into with Travelport and provided certain benefits to us so long as certain conditions were met.

The Letter Agreement contained a provision relating to the absence of ticketing authority on AA. Under this agreement, our segment incentives payable from Travelport under the parties’ Travelport GDS Service Agreement were increased effective December 22, 2010 until the earliest of August 31, 2011, the reinstatement of ticketing authority by AA for our Orbitz.com website, the consummation of a direct connect relationship with AA, or the determination by our Audit Committee of the Board of Directors (the “Audit Committee”) that we were engaged in a discussion with AA that is reasonably likely to result in a direct connect relationship between us and AA. In late 2010, we and AA were unable to agree to terms under which AA tickets would be marketed and distributed to our customers and thus the offering of AA tickets on the Orbitz.com and Orbitz for Business websites was discontinued. Pursuant to a court order in June 2011, AA restored its content to our sites. This ruling resulted in the expiration on June 1, 2011 of the increased segment incentives payable from Travelport pursuant to the Letter Agreement. We resumed offering AA tickets on our sites and have continued to do so pursuant to a series of agreements between us and AA that ran through January 15, 2013. On March 29, 2013, Orbitz entered into a settlement agreement with American Airlines. On April 25, 2013, the United States Bankruptcy Court for the Southern District of New York entered an order in which it approved the settlement agreement.

The Letter Agreement also contained an amendment to the Travelport GDS Service Agreement. This amendment established a higher threshold at which potential decreases in Travelport’s segment incentive payments to us could take effect and reduced the percentage impact of the potential decreases. We are entitled to receive these benefits as long as our Audit Committee does not determine that we are engaged in a discussion with any airline that is reasonably likely to result in a direct connect relationship and we have not consummated a direct connect relationship with any airline.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.    Related Party Transactions (Continued)

The Letter Agreement also clarified that we were permitted to proceed with an arrangement with ITA that provides for our use of ITA’s airfare search solution after December 31, 2011. In addition, we agreed to the circumstances under which we will use e-Pricing for searches on our websites through December 31, 2014.

Related Party Transactions with Affiliates of Blackstone

In the course of conducting business, we have entered into various agreements with affiliates of Blackstone. For example, we have agreements with certain hotel management companies that are affiliates of Blackstone and that provide us with access to their inventory. We also purchase services from certain Blackstone affiliates such as telecommunications and advertising. In addition, various Blackstone affiliates utilize our partner marketing programs and corporate travel services.

The following table summarizes the related party balances with other affiliates of Blackstone, reflected in our consolidated balance sheets:

	December 31, 2013	December 31, 2012
	(in thousands)
Accounts receivable	$681	$332
Prepaid expenses	4	—
Accounts payable	673	315
Accrued merchant payable	16,275	2,491
Accrued expenses	—	30

The following table summarizes the related party transactions with other affiliates of Blackstone, reflected in our consolidated statements of operations:

	Year Ended December 31,
	2013	2012	2011
	(in thousands)
Net revenue	$24,826	$13,348	$23,966
Cost of revenue	—	—	15,144
Selling, general and administrative expense	506	760	2,354
Marketing expense	—	—	70

16.    Fair Value Measurements

The following table shows the fair value of our assets and liabilities that are required to be measured at fair value on a recurring basis as of December 31, 2013 and 2012, which are classified as Other current liabilities and Other non-current liabilities in our Consolidated Balance Sheets.

	Fair Value Measurements as of
	December 31, 2013				December 31, 2012
	Total	Quoted prices inactive markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total	Quoted prices inactive markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	(in thousands)				(in thousands)
Liabilities:
Foreign currency hedges	$1,412	$1,412	$—	$—	$2,396	$2,396	$—	$—
Interest rate swaps	$1,205	$—	$1,205	$—	$276	$—	$276	$—

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.    Fair Value Measurements (Continued)

We value our foreign currency hedges based on the difference between the foreign currency contract rate and widely available foreign currency rates as of the measurement date. Our foreign currency hedges are short-term in nature, generally maturing within 30 days. We value our interest rate swaps using valuations that are calibrated to the initial trade prices. Using a market-based approach, subsequent valuations are based on observable inputs to the valuation model including interest rates, credit spreads and volatilities.

In connection with our annual impairment test as of December 31, 2013, we estimated the fair values of our non-financial assets of goodwill, trademarks and trade names, and compared those estimates to the respective carrying values (see Note 4—Goodwill and Intangible Assets). The fair values of all of our non-financial assets exceeded the carrying values.

In connection with our annual impairment test as of December 31, 2012, we estimated the fair values of our non-financial assets of goodwill, trademarks and trade names, and compared those estimates to the respective carrying values (see Note 4—Goodwill and Intangible Assets). As a result of lower than expected performance and future cash flows for the Americas reporting unit, we recorded a non-cash impairment charge related to the goodwill of the Americas reporting unit and a non-cash impairment charge related to the trademarks and trade names associated with Orbitz and CheapTickets. The fair values of our trademarks and tradenames associated with Hotelclub and ebookers exceeded the respective carrying values.

The following table shows the fair value of our non-financial assets and related losses that were required to be measured at fair value on a non-recurring basis during the year ended December 31, 2012:

		Fair Value Measurements Using
	Balance at December 31, 2012	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total Losses
	(in thousands)
Goodwill—Americas	$345,388	$—	$—	$345,388	$(301,912)
Trademarks and trade names	$83,065	$—	$—	$83,065	$(17,635)
Customer relationships	$—	$—	$—	$—	$(1,625)

Fair Value of Financial Instruments

For certain of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued merchant payable and accrued expenses, the carrying value approximates or equals fair value due to their short-term nature.

The carrying value of the Term Loan was $443.3 million at December 31, 2013, compared with a fair value of $446.8 million. At December 31, 2012, the carrying value of the Term Loan was $440.0 million, compared with a fair value of $425.7 million. The fair values were determined based on quoted market ask prices, which is classified as a Level 2 measurement.

17.    Segment Information

We determine operating segments based on how our chief operating decision maker manages the business, including making operating decisions deciding how to allocate resources and evaluating operating performance. We operate in one segment and have one reportable segment.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.    Segment Information (Continued)

We maintain operations in the United States, United Kingdom, Australia, Germany, Sweden, France, Finland, Ireland, Switzerland and other international territories. The table below presents net revenue by geographic area: the United States and all other countries. Net revenue is based on the location of the legal entity through which the booking is processed.

	Year Ended December 31,
	2013	2012	2011
	(in thousands)
Net revenue
United States	$618,623	$562,026	$546,840
All other countries	228,380	216,770	219,979

Total	$847,003	$778,796	$766,819

The table below presents property and equipment, net, by geographic area.

	December 31, 2013	December 31, 2012
	(in thousands)
Long-lived assets
United States	$111,458	$126,233
All other countries	4,687	6,311

Total	$116,145	$132,544

18.    Quarterly Financial Data (Unaudited)

The following tables present certain unaudited consolidated quarterly financial information.

	Three Months Ended
	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013(a)
	(in thousands, except per share data)
Net revenue	$197,426	$220,919	$225,798	$202,860
Cost and expenses	182,746	193,450	203,171	205,670
Operating income/(loss)	14,680	27,469	22,627	(2,810)
Net income	5,342	12,982	561	146,200
Basic net income per share	$0.05	$0.12	$0.01	$1.38
Diluted net income per share	$0.05	$0.11	$0.00	$1.34

(a)	During the three months ended March 31, 2013, we reversed $157.5 million in valuation allowance related to deferred tax assets (see Note 10—Income Taxes).

	Three Months Ended
	December 31, 2012(b)	September 30, 2012	June 30, 2012	March 31, 2012
	(in thousands, except per share data)
Net revenue	$189,737	$198,303	$200,977	$189,779
Cost and expenses	495,388	173,393	186,105	185,835
Operating income/(loss)	(305,651)	24,910	14,872	3,944
Net income/(loss)	(314,629)	14,818	4,584	(6,511)
Basic net income/(loss) per share	$(2.96)	$0.14	$0.04	$(0.06)
Diluted net income/(loss) per share	$(2.96)	$0.14	$0.04	$(0.06)

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.    Quarterly Financial Data (Unaudited) (Continued)

(b)	During the three months ended December 31, 2012, we recorded non-cash impairment charges related to goodwill and intangible assets of $321.2 million (see Note 4—Goodwill and Intangible Assets).

19.    Subsequent Events

On February 10, 2014, the Company announced it entered into new multi-year global distribution agreements with Amadeus IT Group, S.A., Sabre Inc. and Travelport for the provision of technology and travel management solutions.

At the time of its initial public offering in 2007, the Company entered into a subscriber services agreement with Travelport that included certain exclusivity provisions for its global distribution services. From January 1, 2015, we will no longer be subject to these exclusivity provisions.

On February 28, 2014, the Company announced it acquired certain assets and contracts of the Travelocity Partner Network, which provides private label travel technology solutions for bank loyalty programs and online commerce sites. The acquisition price was not material.

Schedule II—Valuation and Qualifying Accounts

	Balance at Beginning of Period	Charged to Costs and Expenses		Charged to Other Accounts		Deductions	Balance at End of Period
	(in thousands)
Tax Valuation Allowance
Year Ended December 31, 2013	$296,808	$(165,764	)(a)	$(22,484	)(b)	$—	$108,560
Year Ended December 31, 2012	298,860	(530)		(1,522	)(b)	—	296,808
Year Ended December 31, 2011	312,520	1,651		(15,311	)(c)	—	298,860

(a)	Relates to the release of the valuation allowance on U.S. deferred tax assets.
(b)	Represents foreign currency translation adjustments to the valuation allowances, reclassification adjustments between our gross deferred tax assets and the corresponding valuation allowance and the effects of a U.K. tax rate change.
(c)	Includes a reduction of $12.0 million to the deferred tax asset in connection with a reduction of the tax sharing liability to the airlines. The remaining $3.3 million represents the combined effect of foreign currency translation adjustments, a reduction to the U.K. tax rate and other reclassification adjustments between the gross deferred tax assets and the corresponding valuation allowance.

             Shares

Travelport Worldwide Limited

Common Shares

Morgan Stanley

UBS Investment Bank

Credit Suisse

Deutsche Bank Securities

Cowen and Company

Evercore

Jefferies

Sanford C. Bernstein

William Blair

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the SEC registration fee and the Financial Industry Regulatory Authority filing fee.

SEC registration fee	$	*
Financial Industry Regulatory Authority filing fee		*
Blue Sky fees and expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Registrar and Transfer Agent’s fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers

Section 98 of the Companies Act 1981 of Bermuda, or the Bermuda Companies Act, provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favour or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Bermuda Companies Act.

In connection with this offering, we intend to adopt provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Bermuda Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director.

Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling the company pursuant to provisions of our bye-laws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Insurance. We maintain directors’ and officers’ liability insurance, which covers directors and officers of our company against certain claims or liabilities arising out of the performance of their duties.

Indemnification Agreements. We have entered into agreements to indemnify our directors and executive officers. These agreements provide for indemnification of our directors and executive officers to the fullest extent permitted by applicable Bermuda law against all expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in actions or proceedings, including actions by us or in our right, arising out of such person’s services as our director or executive officer, any of our subsidiaries or any other company or enterprise to which the person provided services at our company’s request.

Underwriting Agreement. Our underwriting agreement with the underwriters will provide for the indemnification of the directors and officers of our company against specified liabilities related to this prospectus under the Securities Act in certain circumstances.

Item 15. Recent Sales of Unregistered Securities

Since May 1, 2011, the Registrant has issued and sold the following securities without registration under the Securities Act of 1933:

2011 Refinancing

On October 3, 2011, in connection with the restructuring of PIK term loans issued by Travelport Holdings Limited, a subsidiary of the Registrant, the PIK term loan lenders received, as partial consideration, their pro rata share of 40% of the then fully diluted issued and outstanding equity of the Registrant. The offers and sales of these securities were made in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933 (i) in the United States, only to “qualified institutional buyers” as defined in Rule 144A under the Securities Act of 1933 and (ii) outside the United States, to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act of 1933.

2013 Refinancing

On April 15, 2013, in connection with the Registrant’s comprehensive refinancing, Travelport Holdings Limited, a subsidiary of the Registrant, acquired all of its outstanding Tranche A PIK Term Loans in exchange for (i) approximately 43.3% of the then fully diluted issued and outstanding equity of the Registrant and (ii) $25 million of newly issued 11.875% senior subordinated notes due 2016 of Travelport LLC, an indirect wholly owned subsidiary of the Registrant, and acquired all of its outstanding Tranche B PIK Term Loans in exchange for approximately 34.6% of the then fully diluted issued and outstanding equity of the Registrant. The offers and sales of these securities were made in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933 (i) in the United States, only to “qualified institutional buyers” as defined in Rule 144A under the Securities Act of 1933 and (ii) outside the United States, to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act of 1933.

2014 Debt-For-Equity Exchanges

On February 26, 2014, the Registrant entered into separate, individually negotiated private exchange agreements to issue an aggregate of approximately 87 million common shares in exchange for $135 million principal amount of Travelport LLC’s subordinated debt. The offers and sales of these securities were made in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933 only in the United States to “qualified institutional buyers” as defined in Rule 144A.

Equity Awards

Since May 1, 2011, the Registrant has granted options to purchase an aggregate of 4 million common shares at an exercise price of $0.75 per common share. Since May 1, 2011, the Registrant has granted 2,744,240 restricted shares and 75,317,969 restricted share units to be settled in its common shares under its equity compensation plans.

We deemed the issuances and sales described above as exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933 or in reliance on Rule 701 of the Securities Act of 1933 as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us. For each of the transactions listed above, stock certificates were not issued, but appropriate legends were included at each issuance under the Registrant’s shareholders’ agreement.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b) Financial Statement Schedules

The following Financial Statement Schedule is included herein: Schedule II—Valuation and Qualifying Accounts, starting on page F-70.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Atlanta, Georgia, on July 16, 2014.

Travelport Worldwide Limited (Registrant)

By:	/s/ Philip Emery
Philip Emery
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

* Gordon A. Wilson	President and Chief Executive Officer, Director (Principal Executive Officer)	July 16, 2014

/s/ Philip Emery Philip Emery	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	July 16, 2014

* Antonios Baskoukeas	Group Vice President and Group Financial Controller (Principal Accounting Officer)	July 16, 2014

* Douglas M. Steenland	Chairman of the Board and Director	July 16, 2014

* Gavin R. Baiera	Director	July 16, 2014

* Gregory Blank	Director	July 16, 2014

* Scott McCarty	Director	July 16, 2014

*By:	/s/ Rochelle Boas Rochelle Boas As attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description

1.1***	Form of Underwriting Agreement.

2.1	Purchase Agreement by and among Cendant Corporation, Travelport Americas, Inc. (f/k/a Travelport Inc.), and Travelport LLC (f/k/a TDS Investor Corporation, f/k/a TDS Investor LLC), dated as of June 30, 2006 (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form S-4 of Travelport Limited (333-141714) filed on March 30, 2007).

2.2	Amendment to the Purchase Agreement among Cendant Corporation, Travelport Americas, Inc., (f/k/a Travelport Inc.) (f/k/a TDS Investor Corporation, f/k/a TDS Investor LLC) and Travelport Limited (f/k/a TDS Investor (Bermuda), Ltd.), dated as of August 23, 2006, to the Purchase Agreement dated as of June 30, 2006 (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form S-4 of Travelport Limited (333-141714) filed on March 30, 2007).

2.3	Agreement and Plan of Merger by and among Travelport LLC (f/k/a Travelport Inc.) Warpspeed Sub Inc., Worldspan Technologies Inc., Citigroup Venture Capital Equity Partners, L.P., Ontario Teachers Pension Plan Board and Blackstone Management Partners V, L.P., dated as of December 7, 2006 (incorporated by reference to Exhibit 2.3 to the Registration Statement on Form S-4 of Travelport Limited (333-141714) filed on March 30, 2007).

2.4	Separation and Distribution Agreement by and among Cendant Corporation (n/k/a Avis Budget Group, Inc.), Realogy Corporation, Wyndham Worldwide Corporation and Travelport Americas, Inc. (f/k/a Travelport Inc.), dated as of July 27, 2006 (incorporated by reference to Exhibit 2.1 to Cendant Corporation’s Current Report on Form 8-K dated August 1, 2006).

2.5	Share Purchase Agreement, dated March 5, 2011, among Gullivers Services Limited, Travelport (Bermuda) Ltd., Travelport Inc., Travelport Limited, Kuoni Holdings PLC, Kuoni Holding Delaware, Inc., KIT Solution AG and Kuoni Reisen Holding AG (incorporated by reference to Exhibit 2.5 to the Annual Report on Form 10-K filed by Travelport Limited on March 31, 2011).

3.1***	Amended and Restated Memorandum of Association of Travelport Worldwide Limited.

3.2***	Amended and Restated Bye-laws of Travelport Worldwide Limited.

4.1	Indenture dated as of August 23, 2006 by and among Travelport LLC Computershare Trust Company, N.A. relating to the Senior Subordinated Notes (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-4 of Travelport Limited (333-141714) filed on March 30, 2007).

4.2	Supplemental Indenture No. 1 (with respect to the Senior Subordinated Notes) dated January 11, 2007 between Warpspeed Sub Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form S-4 of Travelport Limited (333-141714) filed on March 30, 2007).

4.3	Supplemental Indenture No. 2 (with respect to the Senior Subordinated Notes) dated March 13, 2007 among Travelport LLC, TDS Investor (Luxembourg) S.à.r.l., Travelport Inc., Orbitz Worldwide, Inc., Travelport Holdings, Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form S-4 of Travelport Limited (333-141714) filed on March 30, 2007).

4.4	Supplemental Indenture No. 3 (with respect to the Senior Subordinated Notes) dated September 19, 2007 among Travelport LLC, Worldspan Technologies Inc., Worldspan BBN Holdings, LLC, Worldspan Digital Holdings, LLC, Worldspan IJET Holdings, LLC, Worldspan OpenTable Holdings, LLC, Worldspan S.A. Holdings II, L.L.C., Worldspan StoreMaker Holdings, LLC, Worldspan South American Holdings LLC, Worldspan Viator Holdings, LLC, Worldspan XOL LLC, WS Financing Corp., Worldspan, L.P. and WS Holdings LLC and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.8 to the Annual Report on Form 10-K filed by Travelport Limited on March 12, 2013).

Exhibit No.	Description

4.5	Supplemental Indenture No. 4 (with respect to the Senior Subordinated Notes) dated December 11, 2012 among Travelport Finance Management LLC and Travelport Services LLC and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Travelport Limited on December 12, 2012 (dated December 11, 2012)).

4.6	Supplemental Indenture No. 5 (with respect to the Senior Subordinated Notes) dated as of March 20, 2013, by an among Travelport LLC, Travelport Holdings, Inc. and Computershare Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by Travelport Limited on April 17, 2013 (dated April 11, 2013)).

4.7	Supplemental Indenture No. 6 (with respect to the Senior Subordinated Notes) dated as of March 25, 2013, by an among Travelport LLC, Travelport Holdings, Inc. and Computershare Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.6 to the Current Report on Form 8-K filed by Travelport Limited on April 17, 2013 (dated April 11, 2013)).

4.8	Indenture, dated as of April 15, 2013, by and among Travelport LLC, Travelport Holdings, Inc., the Guarantors and Wells Fargo Bank, National Association, as trustee, relating to the 13.875% Senior Fixed Rate Notes due 2016 and the Senior Floating Rate Notes due 2016 (incorporated by reference to Exhibit 4.8 to the Current Report on Form 8-K filed by Travelport Limited on April 17, 2013 (dated April 11, 2013)).

4.9	Indenture, dated as of April 15, 2013, by and among Travelport LLC, Travelport Holdings, Inc., the Guarantors and Wells Fargo Bank, National Association, as trustee, relating to the 11 7/8% Senior Subordinated Notes due 2016 (incorporated by reference to Exhibit 4.9 to the Current Report on Form 8-K filed by Travelport Limited on April 17, 2013 (dated April 11, 2013)).

4.10	Amended and Restated Shareholders’ Agreement, dated as of April 15, 2013, among Travelport Worldwide Limited, Travelport Intermediate Limited, TDS Investor (Cayman) L.P., Travelport Limited and the other shareholders party thereto (incorporated by reference to Exhibit 4.10 to the Annual Report on Form 10-K filed by Travelport Limited on March 10, 2014).

5.1***	Opinion of Conyers Dill & Pearman Limited.

8.1***	Tax Opinion of Kirkland & Ellis LLP.

8.2***	Tax Opinion of Conyers Dill & Pearman Limited.

10.1	Sixth Amendment and Restated Agreement, dated as of June 26, 2013, among Travelport LLC, Travelport Limited, Waltonville Limited, TDSD Investor (Luxembourg) S.à.r.l., UBS AG Stamford Branch, Credit Suisse AG, UBS Loan Finance LLC, Credit Suisse Securities (USA) LLC, and the other agents and lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Travelport Limited on June 27, 2013 (dated June 26, 2013)).

10.2	Sixth Amended and Restated Credit Agreement, dated as August 23, 2006, as amended and restated on June 26, 2013, among Travelport LLC, Travelport Limited, Waltonville Limited, TDSD Investor (Luxembourg) S.à.r.l., UBS AG Stamford Branch, Credit Suisse AG, UBS Loan Finance LLC, Credit Suisse Securities (USA) LLC, and the other agents and lenders party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Travelport Limited on June 27, 2013 (dated June 26, 2013)).

10.3	Second Lien Credit Agreement, dated as of March 11, 2013, by and among Travelport LLC, Travelport Limited, Waltonville Limited, TDS Investor (Luxembourg) S.à.r.l., Credit Suisse AG, the lenders from time to time party thereto, Credit Suisse AG, as administrative agent and collateral agent, Credit Suisse Securities (USA) LLC and UBS Securities LLC, as lead arrangers and joint bookrunners and UBS Securities LLC, as syndication agent (incorporated by reference to Exhibit 4.10 to the Current Report on Form 8-K filed by Travelport Limited on April 17, 2013 (dated April 11, 2013)).

Exhibit No.	Description

10.4	First Amendment, dated as of June 3, 2013, to the Second Lien Credit Agreement, dated as of March 11, 2013, among Travelport LLC, Travelport Limited, Waltonville Limited, TDS Investor (Luxembourg) S.à.r.l., Credit Suisse AG, and the other agents and other lenders party thereto (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Travelport Limited on August 8, 2013).

10.5	Second Amendment, dated as of June 26, 2013, to the Second Lien Credit Agreement, dated as of March 11, 2013, among Travelport LLC, Travelport Limited, Waltonville Limited, TDS Investor (Luxembourg) S.à.r.l., Credit Suisse AG, and the other agents and other lenders party thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Travelport Limited on June 27, 2013 (dated June 26, 2013)).

10.6	Tax Sharing Agreement among Cendant Corporation (n/k/a Avis Budget Group, Inc.), Realogy Corporation, Wyndham Worldwide Corporation and Travelport Americas, Inc. (f/k/a Travelport Inc.), dated as of July 28, 2006 (incorporated by reference to Exhibit 10.1 to Cendant Corporation’s Current Report on Form 8-K dated August 1, 2006).

10.7	Separation Agreement, dated as of July 25, 2007, by and between Travelport Limited and Orbitz Worldwide, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Travelport Limited on July 27, 2007 (dated July 23, 2007)).

10.8	First Amendment to the Separation Agreement, dated as of May 5, 2008, between Travelport Limited and Orbitz Worldwide, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Travelport Limited on May 7, 2008).

10.9	Second Amendment to the Separation Agreement, dated as of January 23, 2009, between Travelport Limited and Orbitz Worldwide, Inc. (incorporated by reference to Exhibit 10.34 to the Annual Report on Form 10-K filed by Travelport Limited on March 12, 2009).

10.10	Third Amendment to the Separation Agreement, dated as of May 9, 2013, between Travelport Limited and Orbitz Worldwide, Inc. (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Travelport Limited on November 7, 2013).

10.11	Tax Sharing Agreement, dated as of July 25, 2007, by and between Travelport Inc. and Orbitz Worldwide, Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Travelport Limited on July 27, 2007 (dated July 23, 2007)).

10.12	Subscriber Services Agreement, dated as of February 4, 2014, by and among Orbitz Worldwide, LLC, Travelport, LP and Travelport Global Distribution System B.V. (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Travelport Limited on May 9, 2014).*

10.13	Amended and Restated Employment Agreement of Eric J. Bock, dated as of August 3, 2009 (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Travelport Limited on August 6, 2009).

10.14	Letter Agreement of Eric J. Bock, dated as of May 27, 2011 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Travelport Limited on June 3, 2011 (dated May 27, 2011)).

10.15	Service Agreement dated as of May 31, 2011 between Gordon Wilson and Travelport International Limited (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Travelport Limited filed on June 3, 2011 (dated May 27, 2011)).

10.16	Letter Agreement of Gordon Wilson, dated as of November 7, 2012, between Gordon Wilson and Travelport International Limited (incorporated by reference to Exhibit 10.26 to the Annual Report on Form 10-K filed by Travelport Limited on March 12, 2013).

Exhibit No.	Description

10.17	Contract of Employment, dated as of October 1, 2009, among Philip Emery, Travelport International Limited and TDS Investor (Cayman) L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Travelport Limited on October 7, 2009).

10.18	Letter Agreement, dated March 28, 2011, between Philip Emery and Travelport International Limited (incorporated by reference to Exhibit 10.46 to the Annual Report on Form 10-K filed by Travelport Limited on March 31, 2011).

10.19	Letter Agreement, dated November 24, 2011, between Philip Emery and Travelport International Limited (incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K filed by Travelport Limited on March 22, 2012).

10.20	Employment Agreement, effective as of December 16, 2011, between Mark Ryan and Travelport, LP (incorporated by reference to Exhibit 10.30 to the Annual Report on Form 10-K filed by Travelport Limited on March 12, 2013).

10.21	Letter Agreement, dated as of December 3, 2012, between Mark Ryan and Travelport, LP (incorporated by reference to Exhibit 10.31 to the Annual Report on Form 10-K filed by Travelport Limited on March 12, 2013).

10.22	Compromise Agreement, dated November 26, 2012, between Lee Golding and Travelport International Limited (incorporated by reference to Exhibit 10.32 to the Annual Report on Form 10-K filed by Travelport Limited on March 12, 2013).

10.23	Employment Agreement, dated as of November 21, 2011, between Kurt Ekert and Travelport, LP (incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K filed by Travelport Limited on March 22, 2012).

10.24	Letter Agreement, dated as of November 23, 2011, between Kurt Ekert and Travelport, LP (incorporated by reference to Exhibit 10.21 to the Annual Report on Form 10-K filed by Travelport Limited on March 22, 2012).

10.25	Letter Agreement, dated as of March 6, 2013, between Kurt Ekert and Travelport, LP (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q filed by Travelport Limited on May 9, 2013).

10.26	Travelport Officer Deferred Compensation Plan (Amended and Restated as of December 31, 2012) (incorporated by reference to Exhibit 10.35 to the Annual Report on Form 10-K filed by Travelport Limited on March 12, 2013).

10.27	Form of TDS Investor (Cayman) L.P. Sixth Amended and Restated Agreement of Exempted Limited Partnership (incorporated by reference to Exhibit 10.28 to the Annual Report on Form 10-K filed by Travelport Limited on May 11, 2008).

10.28	Amendment No. 7, dated as of February 9, 2010, to the TDS Investor (Cayman) L.P. Sixth Amended and Restated Agreement of Exempted Limited Partnership, dated as of December 19, 2007 (incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K filed by Travelport Limited on March 17, 2010).

10.29	Form of TDS Investor (Cayman) L.P. Fifth Amended and Restated 2006 Interest Plan (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by Travelport Limited on November 10, 2010).

10.30	Form of 2009 LTIP Equity Award Agreement (Restricted Equity Units)—U.S. Senior Leadership Team (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by Travelport Limited on May 12, 2009).

10.31	Form of 2009 LTIP Equity Award Agreement (Restricted Equity Units) for Gordon Wilson (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Travelport Limited on May 12, 2009).

Exhibit No.	Description

10.32	Form of 2010 LTIP Equity Award Agreement (Restricted Equity Units)—UK Senior Leadership Team (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Travelport Limited on November 10, 2010).

10.33	Form of Management Equity Award Agreement (UK EVP) (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Travelport Limited on August 9, 2011).

10.34	Form of Travelport Worldwide Limited 2011 Equity Plan (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Travelport Limited on December 20, 2011 (dated December 14, 2011)).

10.35	Form of Travelport Worldwide Limited Management Equity Award Agreement (US Named Executive Officers) (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Travelport Limited on December 20, 2011 (dated December 14, 2011)).

10.36	Form of Travelport Worldwide Limited Management Equity Award Agreement (UK Named Executive Officers) (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Travelport Limited on December 20, 2011 (dated December 14, 2011)).

10.37	Form of Travelport Worldwide Limited Management Equity Award Agreement (M. Ryan) (incorporated by reference to Exhibit 10.46 to the Annual Report on Form 10-K filed by Travelport Limited on March 12, 2013).

10.38	2012 Executive Long-Term Incentive Plan (incorporated by reference to Exhibit 10.33 to the Annual Report on Form 10-K filed by Travelport Limited on March 22, 2012).

10.39	Form of 2013 Long-Term Management Incentive Program Management Award Agreement (US) (incorporated by reference to Exhibit 10.48 to the Annual Report on Form 10-K filed by Travelport Limited on March 12, 2013).

10.40	Form of 2013 Long-Term Management Incentive Program Management Award Agreement (UK) (incorporated by reference to Exhibit 10.49 to the Annual Report on Form 10-K filed by Travelport Limited on March 12, 2013).

10.41	Form of Travelport Worldwide Limited 2013 Equity Plan (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed by Travelport Limited on August 8, 2013).

10.42	Form of 2013 Travelport Worldwide Limited Management Equity Award Agreement (US Named Executive Officers) (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q filed by Travelport Limited on August 8, 2013).

10.43	Form of 2013 Travelport Worldwide Limited Management Equity Award Agreement (UK Named Executive Officers) (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q filed by Travelport Limited on August 8, 2013).

10.44	Amendment 6 to the Worldspan Asset Management Offering Agreement, dated as of July 1, 2002, as amended, among Worldspan, L.P., Travelport Inc., Galileo International LLC, International Business Machines Corporation and IBM Credit LLC (incorporated by reference to Exhibit 10.31 to the Annual Report on Form 10-K filed by Travelport Limited on May 11, 2008).*

10.45	Amendment 7 to the Worldspan Asset Management Offering Agreement, dated as of July 1, 2002, as amended, among Worldspan, L.P., Travelport Inc., Galileo International LLC, International Business Machines Corporation and IBM Credit LLC (incorporated by reference to Exhibit 10.32 to the Annual Report on Form 10-K filed by Travelport Limited on May 11, 2008).*

10.46	Amendment 8 to the Worldspan Asset Management Offering Agreement, dated as of July 1, 2002, as amended, among Worldspan, L.P., Travelport Inc., Galileo International LLC, International Business Machines Corporation and IBM Credit LLC (incorporated by reference to Exhibit 10.33 to the Annual Report on Form 10-K filed by Travelport Limited on May 11, 2008).*

Exhibit No.	Description

10.47	Amendment 9 to the Worldspan Asset Management Offering Agreement, dated as of July 1, 2002, as amended, among Worldspan, L.P., Travelport Inc., Galileo International LLC, International Business Machines Corporation and IBM Credit LLC (incorporated by reference to Exhibit 10.34 to the Annual Report on Form 10-K filed by Travelport Limited on May 11, 2008).*

10.48	Amendment 11 to the Asset Management Offering Agreement, effective as of July 1, 2002, as amended, among Travelport, LP, International Business Machines Corporation and IBM Credit LLC (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Travelport Limited on May 6, 2010).*

10.49	Amendment 14 to the Asset Management Offering Agreement, effective as of July 1, 2002, as amended, among Travelport, LP, International Business Machines Corporation and IBM Credit LLC. (incorporated by reference to Exhibit 10.55 to the Annual Report on Form 10-K filed by Travelport Limited on March 12, 2013).*

10.50	Amendment 15 to the Asset Management Offering Agreement, effective as of July 1, 2002, as amended, among Travelport, LP, International Business Machines Corporation and IBM Credit LLC (incorporated by reference to Exhibit 10.50 to the Annual Report on Form 10-K filed by Travelport Limited on March 10, 2014).

10.51	Amendment 16 to the Asset Management Offering Agreement, effective as of July 1, 2002, as amended, among Travelport, LP, International Business Machines Corporation and IBM Credit LLC (incorporated by reference to Exhibit 10.51 to the Annual Report on Form 10-K filed by Travelport Limited on March 10, 2014).*

10.52	Form of Indemnification Agreement between Travelport Limited and its Directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Travelport Limited on December 20, 2011 (dated December 14, 2011)).

10.53	Form of Indemnification Agreement between Travelport Limited and certain of its Officers (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Travelport Limited on December 20, 2011 (dated December 14, 2011)).

10.54	Letter Agreement between Travelport Limited and Douglas M. Steenland (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Travelport Limited on August 4, 2011 (dated August 2, 2011)).

10.55	Letter Agreement between Travelport Limited and Douglas M. Steenland, effective as of May 1, 2013 (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed by Travelport Limited on May 9, 2013).

10.56	Letter Agreement among Jeff Clarke, Travelport Limited, Travelport Holdings Limited, Travelport Worldwide Limited, Travelport Intermediate Limited and TDS Investor (Cayman) GP Ltd., dated as of February 15, 2012 (incorporated by reference to the Current Report on Form 8-K filed by Travelport Limited on February 15, 2012 (dated February 10, 2012)).

10.57	Letter Agreement among Jeff Clarke, Travelport Limited, Travelport Holdings Limited, Travelport Worldwide Limited, Travelport Intermediate Limited and TDS Investor (Cayman) GP Ltd., dated as of February 15, 2013 (incorporated by reference to Exhibit 10.80 to the Annual Report on Form 10-K filed by Travelport Limited on March 12, 2013).

10.58	Letter Agreement between Travelport Limited and Jeff Clarke, effective as of May 1, 2013 (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed by Travelport Limited on May 9, 2013).

10.59	Form of Director Stock Option Agreement (incorporated by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q filed by Travelport Limited on August 8, 2013).

Exhibit No.	Description

10.60	Agreement and Release, dated March 5, 2014, between Mark Ryan and Travelport, LP (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by Travelport Limited on May 8, 2014).

21.1***	List of Subsidiaries.

23.1**	Consent of Deloitte LLP.

23.2**	Consent of Deloitte & Touche LLP.

23.3***	Consent of Conyers Dill & Pearman (included in Exhibit 5.1 and Exhibit 8.2).

23.4***	Consent of Kirkland & Ellis LLP (included in Exhibit 8.1).

24.1	Power of Attorney (previously included in the signature page of the Registration Statement).

*	Portions of this document have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 24b-2.
**	Filed herewith.
***	To be filed by amendment.